As filed with the Securities and Exchange Commission on October 8, 2003.
Registration No. 333-108890

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Gaylord Entertainment Company

(Exact name of registrant as specified in its charter)

Delaware	7011	73-0664379
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Gaylord Drive

Nashville, TN 37214
(615) 316-6000
(Address, including ZIP code, and telephone number, including area code, of registrant’s principal executive offices)

Carter R. Todd, Esq.

Senior Vice President, Secretary and General Counsel
Gaylord Entertainment Company
One Gaylord Drive
Nashville, TN 37214
(615) 316-6000
(Name, address, including ZIP code, and telephone number, including area code, of agent for service)

Copies to:

F. Mitchell Walker, Jr., Esq. Bass, Berry & Sims PLC 315 Deaderick Street, Suite 2700 Nashville, Tennessee 37238 Phone: (615) 742-6200 Fax: (615) 742-6293	John W. McConomy, Esq. Senior Vice President & General Counsel ResortQuest International, Inc. 8955 Highway 98 West, Suite 203 Destin, Florida 32550 Phone: (850) 278-4000 Fax: (850) 267-0387	Paul A. Belvin, Esq. Akin Gump Strauss Hauer & Feld LLP 1333 New Hampshire Avenue NW Washington, DC 20036 Phone: (202) 887-4000 Fax: (202) 887-4288

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement and the effective time of the merger of GET Merger Sub, Inc., a wholly owned subsidiary of the Registrant, with and into ResortQuest International, Inc. as described in the Agreement and Plan of Merger, dated as of August 4, 2003, included as Annex A to the joint proxy statement/ prospectus forming a part of this Registration Statement.

      If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering. ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this joint proxy statement/ prospectus is not complete and may be changed. These Securities may not be sold until the registration statement filed with the Securities and Exchange Commission of which this joint proxy statement/ prospectus is a part is effective. This joint proxy statement/ prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. This joint proxy statement/ prospectus does not constitute a solicitation of a proxy in any jurisdiction in which it is unlawful to make such proxy solicitation.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY
SELECTED HISTORICAL FINANCIAL INFORMATION
COMPARATIVE PER SHARE INFORMATION
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION
RISK FACTORS
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
THE PROPOSED MERGER
OPINIONS OF FINANCIAL ADVISORS
THE COMPANIES
INTERESTS OF CERTAIN PERSONS IN THE MERGER
THE MERGER AGREEMENT
STOCK VOTING AGREEMENTS
SUBORDINATED LOAN AND REIMBURSEMENT AGREEMENT
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION
INFORMATION ABOUT THE MEETINGS AND VOTING
COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS
DESCRIPTION OF CAPITAL STOCK
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
SIGNATURES
Opinion of Bass Berry & Sims PLC
Opinion of Akin Gump Strauss Hauer & Feld LLP
Consent of Ernst & Young, LLP
Consent of Deloitte & Touche LLP
EX-99.1 FORM OF GAYLORD PROXY CARD
EX-99.2 FORM OF RESORTQUEST PROXY CARD
PRELIMINARY COPY — SUBJECT TO COMPLETION, DATED OCTOBER 8, 2003

MERGER PROPOSAL — YOUR VOTE IS IMPORTANT

      On behalf of the boards of directors and management of both Gaylord Entertainment Company and ResortQuest International, Inc., we are pleased to deliver our joint proxy statement/ prospectus for the merger involving Gaylord and ResortQuest. We believe this merger will create a strong combined company that will deliver important benefits to its stockholders and customers. We ask for your support by voting in favor of the proposals to be presented at our special meetings.

      If the merger is completed, Gaylord will acquire ResortQuest and ResortQuest stockholders will receive 0.275 shares of Gaylord common stock for each share of ResortQuest common stock they hold, plus cash in lieu of fractional shares. Under the merger agreement, the exchange ratio is fixed at 0.275 and will not be changed to reflect fluctuations in the market prices of the common stock of either company. Gaylord stockholders will continue to own their existing Gaylord shares. Gaylord common stock is listed on the New York Stock Exchange under the symbol “GET.” On October 6, 2003, the closing sale price of Gaylord common stock was $26.09.

      We are asking Gaylord stockholders to approve the issuance of the shares of Gaylord common stock in connection with the merger. Gaylord’s special meeting will be held on Tuesday, November 18, 2003 at 10:00 a.m. Gaylord’s board of directors unanimously recommends that Gaylord stockholders vote FOR the issuance of shares of Gaylord common stock in connection with the merger.

      We are asking ResortQuest stockholders to adopt the merger agreement and, by doing so, approve the proposed merger. ResortQuest’s special meeting will be held on Tuesday, November 18, 2003 at 10:00 a.m. ResortQuest’s board of directors unanimously recommends that ResortQuest stockholders vote FOR the adoption of the merger agreement.

      We cannot complete the merger unless ResortQuest stockholders adopt the merger agreement, and it is a condition to closing under the merger agreement that Gaylord stockholders approve the issuance of shares of Gaylord common stock in the merger. Your vote is very important. Whether or not you plan to attend your company’s special meeting, please take the time to vote by completing and mailing the enclosed proxy card to us.

      This joint proxy statement/ prospectus provides you with detailed information concerning Gaylord, ResortQuest and the merger. We encourage you to read carefully this joint proxy statement/ prospectus, including the section entitled “Risk Factors” beginning on page 22, before voting your shares.

Colin V. Reed President and Chief Executive Officer Gaylord Entertainment Company	James S. Olin President and Chief Executive Officer ResortQuest International, Inc.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the securities to be issued in the merger or determined if this joint proxy statement/ prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

      This joint proxy statement/ prospectus is dated October      , 2003 and is first being mailed to the stockholders of Gaylord and ResortQuest on or about October      , 2003.

REFERENCES TO ADDITIONAL INFORMATION

      This joint proxy statement/ prospectus incorporates important business and financial information about Gaylord and ResortQuest from other documents that are not included in or delivered with this joint proxy statement/ prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference in this joint proxy statement/ prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Gaylord Entertainment Company One Gaylord Drive Nashville, Tennessee 37214 Phone: (615) 316-6000 Attn: Investor Relations	ResortQuest International, Inc. 8955 Highway 98 West, Suite 203 Destin, Florida 32550 Phone: (850) 278-4000 Attn: Investor Relations

      If you would like to request documents, the applicable company must receive your request by November 11, 2003 (which is at least five business days before the date of the special meetings), in order for you to receive them before your special meeting.

      See “Where You Can Find More Information” beginning on page 105.

GAYLORD ENTERTAINMENT COMPANY

One Gaylord Drive
Nashville, Tennessee 37214
(615) 316-6000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To All Stockholders of Gaylord Entertainment Company:

      NOTICE IS HEREBY GIVEN that Gaylord will hold a special meeting of its stockholders on Tuesday, November 18, 2003, at 10:00 a.m., local time, at the Gaylord Opryland Resort and Convention Center, 2800 Opryland Drive, Nashville, Tennessee 37214, for the following purposes:

•	To consider and vote on a proposal to approve the issuance of shares of Gaylord common stock under the Agreement and Plan of Merger, dated as of August 4, 2003, by and among Gaylord, GET Merger Sub, Inc. and ResortQuest International, Inc. A copy of the merger agreement is included as Annex A to the accompanying joint proxy statement/ prospectus.

•	To consider and vote on any proposal to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposal.

•	To transact such other business as may properly come before the special meeting and any adjournment or postponement thereof.

      Holders of record of Gaylord common stock at the close of business on October 6, 2003, the record date, are entitled to receive this notice and to vote their shares at the special meeting or any adjournment or postponement of that meeting. As of the record date, there were 33,874,906 shares of Gaylord common stock outstanding. Each share of Gaylord common stock is entitled to one vote on each matter properly brought before the special meeting.

      A list of the stockholders entitled to vote at Gaylord’s special meeting will be available at the special meeting and for ten days prior to the meeting, between the hours of 8:45 a.m. and 4:30 p.m., at Gaylord’s corporate offices located at One Gaylord Drive, Nashville, Tennessee 37214. You should contact Carter R. Todd, the Secretary of Gaylord, if you wish to review this list of stockholders.

      Gaylord’s board of directors unanimously recommends that you vote to approve the proposal to issue shares of Gaylord common stock in the merger and the proposal relating to adjournment as described in detail in the accompanying joint proxy statement/ prospectus.

By Order of the Board of Directors,

CARTER R. TODD
Secretary

October      , 2003

Nashville, Tennessee

IMPORTANT

          Your vote is important. Even if you plan to attend the special meeting, please complete and mail the enclosed proxy card. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished by the record holder. REMEMBER, YOUR VOTE IS IMPORTANT, SO PLEASE ACT TODAY.

RESORTQUEST INTERNATIONAL, INC.

8955 Highway 98 West, Suite 203
Destin, Florida 32550
(850) 278-4000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To All Stockholders of ResortQuest International, Inc.:

      NOTICE IS HEREBY GIVEN that ResortQuest will hold a special meeting of its stockholders on Tuesday, November 18, 2003, at 10:00 a.m., local time, at Tops’l Beach and Racquet Resort, 9011 Highway 98 West, Destin, Florida 32550 for the following purposes:

•	To consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as August 4, 2003, by and among Gaylord Entertainment Company, GET Merger Sub, Inc. and ResortQuest. A copy of the merger agreement is included as Annex A to the accompanying joint proxy statement/ prospectus.

•	To consider and vote on any proposal to adjourn the meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor of approval of the merger agreement.

•	To transact such other business as may properly come before the special meeting and any adjournment or postponement thereof.

      Holders of record of ResortQuest common stock at the close of business on October 6, 2003, the record date, are entitled to receive this notice and to vote their shares at the special meeting or any adjournment or postponement of that meeting. As of the record date, there were 19,255,833 shares of ResortQuest common stock outstanding. Each holder of ResortQuest common stock is entitled to one vote per share on each matter properly brought before the special meeting. If the merger is approved, each share of ResortQuest common stock will be converted into the right to receive 0.275 shares of Gaylord common stock.

      ResortQuest’s board of directors unanimously recommends that you vote to approve the proposal to adopt the merger agreement and the proposal relating to adjournment as described in detail in the accompanying joint proxy statement/ prospectus.

By Order of the Board of Directors,

JOHN W. MCCONOMY
Secretary

October      , 2003

Destin, Florida

IMPORTANT

          Your vote is important. Even if you plan to attend the special meeting, please complete and mail the enclosed proxy card. If your shares are held in the name of a bank, broker or other fiduciary, please follow the instructions on the voting instruction card furnished by the record holder. REMEMBER, YOUR VOTE IS IMPORTANT, SO PLEASE ACT TODAY.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER	1
SUMMARY	4
The Companies	4
The Proposed Merger	4
What ResortQuest Stockholders Will Receive in the Merger	5
Recommendations to Stockholders	5
Reasons for the Merger	5
Recent Closing Prices of Gaylord Common Stock and ResortQuest Common Stock	6
Opinion of Gaylord’s Financial Advisor	6
Opinion of ResortQuest’s Financial Advisor	6
Stockholder Votes Required	7
Stock Voting Agreements	7
Subordinated Loan and Reimbursement Agreement	7
Treatment of ResortQuest Stock Options	8
Ownership of Common Stock of the Combined Company After the Merger	8
Conditions to Completion of the Merger	8
How the Merger Agreement May be Terminated and Termination Fee	9
Regulatory Matters Relating to the Merger	9
Material U.S. Federal Income Tax Consequences	9
Stock Exchange Listing; Delisting and Deregistration of ResortQuest Common Stock	10
Appraisal Rights	10
Interests of Certain Persons in the Merger	10
Restrictions on Alternative Transactions	10
Accounting Treatment of the Merger	11
SELECTED HISTORICAL FINANCIAL INFORMATION	12
Gaylord Entertainment Company and Subsidiaries Selected Historical Financial Information	12
ResortQuest International, Inc. Selected Historical Financial Information	15
Selected Unaudited Pro Forma Combined Condensed Consolidated Financial Information	16
COMPARATIVE PER SHARE INFORMATION	19
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION	21
Recent Closing Prices	21
RISK FACTORS	22
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	28
THE PROPOSED MERGER	29
General	29
Gaylord’s Proposals	29
ResortQuest’s Proposals	29
Background of the Merger	30
Gaylord’s Reasons for the Merger	35
ResortQuest’s Reasons for the Merger	37
Accounting Treatment of the Merger	39
Material U.S. Federal Income Tax Consequences	39
Regulatory Matters Relating to the Merger	41

Federal Securities Laws Consequences; Stock Transfer Restriction Agreements	41
Stock Exchange Listing; Delisting and Deregistration of ResortQuest Common Stock	42
Appraisal Rights	42
OPINIONS OF FINANCIAL ADVISORS	43
Opinion of Gaylord’s Financial Advisor — Deutsche Bank Securities Inc.	43
Opinion of ResortQuest’s Financial Advisor — Citigroup Global Markets Inc.	48
THE COMPANIES	57
Gaylord	57
ResortQuest	60
INTERESTS OF CERTAIN PERSONS IN THE MERGER	61
Interests of Certain Executive Officers and Directors of Gaylord in the Merger	61
Interests of Certain Executive Officers and Directors of ResortQuest in the Merger	61
New Employment Agreements with each of L. Park Brady, Jr., Stephen D. Caron, John W. McConomy, James S. Olin and Robert J. Adams	61
ResortQuest Severance and Other Arrangements	63
Treatment of ResortQuest Stock Options	63
Indemnification; Directors’ and Officers’ Insurance	64
Stock Voting Agreement	64
THE MERGER AGREEMENT	65
General	65
Exchange Ratio; Fractional Shares	65
Exchange of Stock Certificates	65
Certain Representations and Warranties	66
Certain Covenants and Agreements	66
Conditions to the Merger	71
Termination	73
Termination Fee	74
Amendment	74
Waiver	74
Expenses	74
STOCK VOTING AGREEMENTS	75
SUBORDINATED LOAN AND REIMBURSEMENT AGREEMENT	77
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION	79
NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION	84
Forward-Looking Statements	88
INFORMATION ABOUT THE MEETINGS AND VOTING	89
The Gaylord Special Meeting	89
The ResortQuest Special Meeting	91
COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS	95

ii

DESCRIPTION OF CAPITAL STOCK	101
General	101
Common Stock	101
Preferred Stock	101
Transfer Agent and Registrar	101
Redemption Provision	101
The Delaware Business Combination Act	101
Certain Certificate of Incorporation and Bylaw Provisions	102
LEGAL MATTERS	103
EXPERTS	103
WHERE YOU CAN FIND MORE INFORMATION	105
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	106
ANNEX A — AGREEMENT AND PLAN OF MERGER, DATED AS OF AUGUST 4, 2003, AMONG GAYLORD ENTERTAINMENT COMPANY, GET MERGER SUB, INC. AND RESORTQUEST INTERNATIONAL, INC.	A-1
ANNEX B — OPINION OF FINANCIAL ADVISOR OF GAYLORD ENTERTAINMENT COMPANY — DEUTSCHE BANK SECURITIES INC.	B-1
ANNEX C — OPINION OF FINANCIAL ADVISOR OF RESORTQUEST INTERNATIONAL, INC. — CITIBANK GLOBAL MARKETS INC.	C-1

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why are the companies proposing the merger?

A:	We believe that a combination of Gaylord and ResortQuest will create a leading multi-product hospitality company that can offer a range of accommodations to convention, business and leisure travelers. We believe the combined company will capitalize on the complementary strengths of each company and produce greater stockholder value than would be expected absent the proposed merger.

Q:	What will a stockholder receive when the merger occurs?

A:	Gaylord Stockholders:

After the merger, Gaylord stockholders will continue to hold the shares of Gaylord common stock that they presently own. However, those shares will represent a smaller proportion of the outstanding shares of the combined company.

ResortQuest Stockholders:

ResortQuest stockholders will receive 0.275 shares of Gaylord common stock for each share of ResortQuest common stock that they own. ResortQuest stockholders will receive cash instead of any resulting fraction of a share in an amount reflecting the market value of the fraction of a share.

Q:	Will I be taxed on the Gaylord common stock that I receive in exchange for my ResortQuest common stock?

A:	The exchange of shares by ResortQuest stockholders is intended to be tax-free to ResortQuest stockholders for U.S. federal income tax purposes, except for taxes on cash received instead of fractional shares of Gaylord common stock. We recommend that ResortQuest stockholders carefully read the complete explanation of the material U.S. federal income tax consequences of the merger beginning on page 39, and that ResortQuest stockholders consult their own tax advisors for a full understanding of the tax consequences to them.

Q:	What vote is required to approve the issuance of shares of Gaylord common stock under the merger agreement?

A:	Approval of the proposal to issue shares of Gaylord common stock in the merger and the proposal to adjourn the special meeting, if necessary, to solicit additional votes each requires affirmative votes from a majority of the shares represented in person or by proxy and entitled to vote at the special meeting as long as a quorum is present in person or by proxy. Each share of Gaylord common stock is entitled to one vote. Shares held by Gaylord in its treasury are not voted. As of the record date for the Gaylord meeting, Gaylord’s directors and executive officers beneficially owned and were entitled to vote 9,899,341 outstanding shares of Gaylord common stock, which represents approximately 29% of Gaylord’s outstanding common stock.

Q:	What vote is required to adopt the merger agreement?

A:	Approval of the proposal to adopt the merger agreement requires the affirmative vote of at least a majority of the shares of ResortQuest common stock that are outstanding and entitled to vote at the special meeting. Any proposal to adjourn the special meeting, if necessary, to solicit additional votes in favor of the adoption of the merger agreement must be approved by at least a majority of the votes cast in person or by proxy at the special meeting. As of the ResortQuest record date, ResortQuest directors and executive officers beneficially owned and were entitled to vote 1,132,278 outstanding shares of ResortQuest common stock representing approximately 6% of ResortQuest’s outstanding common stock.

Q:	Are there any stockholders already committed to voting in favor of the merger?

A:	Concurrently with the execution and delivery of the merger agreement, Gaylord stockholders beneficially owning in the aggregate approximately 29% of Gaylord’s outstanding common stock entered into a stock voting agreement in which they agree, among other things, to vote their shares held directly, and use their reasonable best efforts to cause to be voted their shares held indirectly, in favor of the issuance of shares of Gaylord common stock in the merger. Also on August 4, 2003, ResortQuest stockholders beneficially owning in the aggregate approximately 6% of ResortQuest’s outstanding common stock entered into a stock voting agreement in which they agree, among other things, to vote their shares in favor of the adoption of the merger agreement.

Q:	What do I need to do now?

A:	After you carefully read this document, including the annexes, please vote your shares as soon as possible so that your shares will be represented at your company’s special meeting. Please follow the instructions set forth on the proxy card or on the instruction card provided by the record holder if your shares are held in the name of your broker, a bank or other nominee.

Q:	Why is my vote important?

A:	If you are a ResortQuest stockholder and you do not submit a proxy or vote in person at your special meeting, it will have the same effect as a vote against adoption of the merger agreement. If you submit a proxy and affirmatively elect to abstain from voting, your proxy will be counted as present for purposes of determining the presence of a quorum and will have the same effect as a vote against the adoption of the merger agreement. Broker non-votes (i.e., shares held by brokers which are represented at a meeting but with respect to which the broker is not empowered to vote on a particular proposal) will be counted for purposes of determining whether there is a quorum at the ResortQuest special meeting. Broker non-votes will have the same effect as voting against the adoption of the merger agreement but will have no effect on any adjournment proposal. Adoption of the merger agreement by the ResortQuest stockholders is a condition to closing under the merger agreement.

If you are a Gaylord stockholder and you do not submit a proxy or vote in person at your special meeting, it will have the effect of reducing the number of affirmative votes required to approve the proposals to be presented at the special meeting. If you submit a proxy and affirmatively elect to abstain from voting, your proxy will be counted as present for purposes of determining the presence of a quorum and will have the same effect as a vote against each of the proposals to be voted on at the special meeting. Broker non-votes (i.e., shares held by brokers which are represented at a meeting but with respect to which the broker is not empowered or entitled to vote on a particular proposal) will be counted for purposes of determining whether there is a quorum at the Gaylord special meeting. Broker non-votes will have no effect on the outcome of the proposals. Gaylord stockholder approval of the issuance of shares in the merger is a condition to closing under the merger agreement.

Q:	May I vote in person?

A:	Yes. If you are a stockholder of record as of October 6, 2003, you may attend your special meeting and vote your shares in person, instead of returning your signed proxy card. However, even if you plan to attend the special meeting, please complete and mail the enclosed proxy card.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Yes, but only if you instruct your broker as to how you want your shares voted. If you do not provide your broker with instructions on how to vote your “street name” shares, your broker cannot vote on any of the proposals.

Q:	What if I fail to instruct my broker?

A:	If you fail to instruct your broker to vote your shares and the broker submits an unvoted proxy, the resulting broker “non-vote” will be counted toward a quorum at the respective special meeting and it will have the consequences discussed above under “Why is my vote important?”

Q:	Can I change my vote after I have mailed my proxy card?

A:	Yes. Stockholders who hold shares in their own name can change their vote at any time before their proxy is voted at their company’s special meeting. You can do this by using any one of the following methods:

• Timely delivery by mail of a valid, subsequently-dated proxy

• Delivery to your company’s secretary before or at the special meeting of written notice revoking your proxy or of your intention to vote by ballot at the special meeting

• Submitting a vote by ballot at the special meeting

If you have instructed a broker to vote your shares, you must follow your broker’s directions in order to change those instructions.

Q:	When and where are the special meetings?

A:	Gaylord’s special meeting will take place on Tuesday, November 18, 2003 at the Gaylord Opryland Resort and Convention Center, located at 2800 Opryland Drive, Nashville, Tennessee 37214, at 10:00 a.m., local time.

ResortQuest’s special meeting will take place on Tuesday, November 18, 2003, at the Tops’l Beach and Racquet Resort, 9011 Highway 98 West, Destin, Florida 32550, at 10:00 a.m., local time.

Q:	Should I send in my stock certificates now?

A:	No. After the merger is completed, SunTrust Bank, exchange agent for the merger, will send ResortQuest stockholders written instructions for exchanging their stock certificates. Gaylord stockholders may keep their existing stock certificates.

Q:	When do you expect the merger to be completed?

A:	We hope to complete the merger as soon as reasonably practicable after the special meetings occur and all closing conditions under the merger agreement are satisfied. However, it is possible that factors outside of our control could require us to complete the merger at a later time or not to complete it at all.

Q:	Am I entitled to appraisal rights?

A:	Each of Gaylord and ResortQuest is incorporated under the laws of the State of Delaware. Under Delaware law, Gaylord and ResortQuest stockholders will not have appraisal rights in connection with the merger and the issuance of shares of common stock of the combined company in the merger.

Q:	Who do I contact if I have questions about the special meetings or the merger?

A:	If you have any questions about the special meetings or the merger, or if you need additional copies of this joint proxy statement/ prospectus or the enclosed proxy, you should contact:

GAYLORD STOCKHOLDERS: Gaylord Entertainment Company One Gaylord Drive Nashville, Tennessee 37214 (615) 316-6000 Attention: Investor Relations	RESORTQUEST STOCKHOLDERS: ResortQuest International, Inc. 8955 Highway 98 West, Suite 203 Destin, Florida 32550 (850) 278-4000 Attention: Investor Relations

      YOU MAY ALSO OBTAIN ADDITIONAL INFORMATION ABOUT GAYLORD AND RESORTQUEST FROM DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY FOLLOWING THE INSTRUCTIONS IN THE SECTION ENTITLED “WHERE YOU CAN FIND MORE INFORMATION” ON PAGE 105.

SUMMARY

      This summary highlights selected information from this joint proxy statement/ prospectus and may not contain all of the information that is important to you. The information contained in this summary is qualified in its entirety by, and should be read in conjunction with, the detailed information and financial statements, including the notes thereto, appearing elsewhere in this joint proxy statement/ prospectus, the merger agreement included as Annex A and the other annexes to this joint proxy statement/ prospectus, and the documents incorporated into this joint proxy statement/ prospectus by reference. See “Where You Can Find More Information” on page 105. We have included references to other portions of this joint proxy statement/ prospectus to direct you to a more complete description of the topics presented in this summary.

The Companies (see page 57)

Gaylord Entertainment Company

GET Merger Sub, Inc.
One Gaylord Drive
Nashville, Tennessee 37214
(615) 316-6000
Internet Address: www.gaylordentertainment.com
(Information set forth in Gaylord’s website is not incorporated herein by reference.)

      Gaylord, a leading hospitality and entertainment company based in Nashville, Tennessee, owns and operates Gaylord Hotels branded properties, including the Gaylord Opryland Resort & Convention Center in Nashville and the Gaylord Palms Resort & Convention Center in Kissimmee, Florida, and the Radisson Opryland Hotel in Nashville. Gaylord’s entertainment brands include the Grand Ole Opry, the Ryman Auditorium, the General Jackson Showboat, the Springhouse Golf Club, the Wildhorse Saloon and WSM-AM. Shares of Gaylord common stock are traded on the New York Stock Exchange under the symbol “GET.”

      GET Merger Sub, Inc. is a Delaware corporation and a wholly owned subsidiary of Gaylord. GET Merger Sub, Inc. was organized solely for the purpose of entering into the merger agreement with ResortQuest and completing the merger. It has not conducted any business operations. If the merger is completed, GET Merger Sub, Inc. will cease to exist following the merger with and into ResortQuest.

ResortQuest International, Inc.

8955 Highway 98 West, Suite 203
Destin, Florida 32550
(850) 278-4000
Internet Address: www.resortquest.com
(Information set forth in ResortQuest’s website is not incorporated herein by reference.)

      ResortQuest is one of the leading providers of vacation condominium and home rental property management services in premier destination resorts located in the United States and Canada. ResortQuest has developed the first and only branded international network of vacation rental properties and currently provides management services to approximately 20,000 rental properties. ResortQuest’s operations are in more than 50 premier beach, mountain, desert and Hawaiian resort locations.

The Proposed Merger (see page 29)

      Under the terms of the merger agreement, GET Merger Sub, Inc., a wholly owned subsidiary of Gaylord formed for the purpose of the merger, will merge with and into ResortQuest. As a result, ResortQuest will survive the merger and will become a wholly owned subsidiary of Gaylord upon completion of the merger.

      The merger agreement is included as Annex A to this joint proxy statement/ prospectus. We encourage you to read carefully the merger agreement in its entirety, as it is the legal document that governs the merger.

What ResortQuest Stockholders Will Receive in the Merger (see “The Merger Agreement — Exchange Ratio; Fractional Shares” on page 65)

      ResortQuest stockholders will receive 0.275 shares of Gaylord common stock for each share of ResortQuest common stock they hold. The exchange ratio is fixed and will not be adjusted for changes in the market value of the common stock of ResortQuest or Gaylord. Gaylord will not issue fractional shares in the merger. In lieu of receiving any such fractional shares, after aggregating all fractional shares of Gaylord common stock to which any such holder is entitled, each holder of ResortQuest common stock who would otherwise be entitled to receive a fractional share of Gaylord common stock will receive cash for the fractional interest.

Recommendations to Stockholders

For Gaylord Stockholders (see “The Proposed Merger — Gaylord’s Reasons for the Merger” on page 35):

      Gaylord’s board of directors believes that the merger is advisable, fair to and in the best interests of Gaylord stockholders and unanimously recommends that Gaylord stockholders vote FOR the proposals to:

•	Issue shares of Gaylord common stock under the merger agreement

•	Adjourn the special meeting, if necessary, to solicit additional votes relating to the foregoing proposal

For ResortQuest Stockholders (see “The Proposed Merger — ResortQuest’s Reasons for the Merger” on page 37):

      ResortQuest’s board of directors believes that the merger is advisable, fair to and in the best interests of ResortQuest stockholders and unanimously recommends that ResortQuest stockholders vote FOR the proposals to:

•	Adopt the merger agreement

•	Adjourn the special meeting, if necessary, to solicit additional votes relating to the foregoing proposal

Reasons for the Merger (see pages 35 and 37)

      Gaylord and ResortQuest believe that the combination of Gaylord and ResortQuest will form a stronger, more diversified hospitality company with the ability to offer a broader range of accommodations to existing customers. Gaylord and ResortQuest believe that the potential benefits of the merger include the ability to:

•	Cross-sell hospitality products by introducing Gaylord’s hotels and country lifestyle offerings to ResortQuest’s customers and expanding the appeal of ResortQuest’s vacation properties to Gaylord’s country lifestyle consumers

•	Develop the Gaylord hotels and ResortQuest brands more fully by taking advantage of the broader experience of the combined management teams

•	Take better advantage of future growth opportunities through increased scale, improved operational efficiency and access to additional sources of capital

•	Achieve synergies and cost savings by eliminating redundant functions and optimizing the combined company’s infrastructure

Recent Closing Prices of Gaylord Common Stock and ResortQuest Common Stock (see page 21)

      The following table includes the closing sale prices per share of Gaylord common stock and ResortQuest common stock as reported on the NYSE Composite Transaction Tape on:

•	August 4, 2003, the last full trading day prior to the announcement of the merger agreement; and

•	October 6, 2003, the most recent practicable date prior to the mailing of this joint proxy statement/ prospectus to Gaylord’s and ResortQuest’s stockholders.

      This table also includes the equivalent price per share of Gaylord common stock on those dates. The equivalent price per share is equal to the closing price of a share of Gaylord common stock on that date multiplied by 0.275, the applicable exchange ratio in the merger. These prices will fluctuate prior to the special meetings and the closing of the merger, and stockholders are urged to obtain current market quotations prior to making any decision with respect to the merger.

		Resort Quest	Gaylord Common
	Gaylord	Common	Stock Per Share
	Common Stock	Stock	Equivalent

August 4, 2003	$20.11	$5.10	$5.53
October 6, 2003	$26.09	$7.11	$7.17

Opinion of Gaylord’s Financial Advisor (see page 43)

      On August 4, 2003, Deutsche Bank Securities Inc., financial advisor to Gaylord, rendered to an executive committee of Gaylord’s board of directors its oral opinion, subsequently confirmed by delivery of a written opinion dated August 4, 2003, that, as of that date, and based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the exchange ratio in the merger agreement was fair from a financial point of view to Gaylord. The full text of Deutsche Bank’s written opinion is included as Annex B to this joint proxy statement/ prospectus. We encourage you to read carefully this opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Deutsche Bank provided its opinion for the use and benefit of Gaylord’s board of directors and Deutsche Bank’s opinion does not constitute a recommendation as to how any stockholder should vote on the proposal to issue shares of Gaylord common stock in the merger or any matter related thereto.

Opinion of ResortQuest’s Financial Advisor (see page 48)

      On August 4, 2003, Citigroup Global Markets Inc., financial advisor to ResortQuest, delivered its written opinion to the ResortQuest board of directors that, as of that date and based upon and subject to the assumptions, considerations and limitations set forth in its opinion, its work described in its opinion, its experience as investment bankers and other factors it deemed relevant, the exchange ratio provided for in the merger agreement was fair, from a financial point of view, to the holders of ResortQuest common stock. The opinion of Citigroup does not constitute a recommendation as to how any ResortQuest stockholder should vote with respect to the proposal to approve and adopt the merger agreement.

      The full text of the Citigroup written opinion, which sets forth assumptions made, general procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/ prospectus as Annex C. ResortQuest stockholders are urged to read the opinion carefully and in its entirety. ResortQuest stockholders should carefully consider the discussion of Citigroup’s analysis in the section entitled “Opinions of Financial Advisors — Opinion of ResortQuest’s Financial Advisor — Citigroup Global Markets Inc.” beginning on page 48 of this joint proxy statement/ prospectus.

Stockholder Votes Required

For Gaylord Stockholders (see “Information About the Meetings and Voting — The Gaylord Special Meeting” on page 89):

      Approval of the proposals to issue shares of Gaylord common stock in the merger and to adjourn the special meeting, if necessary, to solicit additional votes in favor of the foregoing proposals, each requires affirmative votes from a majority of the shares present in person or by proxy and entitled to vote at the special meeting, as long as a quorum, which is a majority of the shares entitled to vote, is present in person or by proxy at the special meeting. Approval of the proposal to issue shares of Gaylord common stock in the merger is a condition to completion of the merger.

      On the record date, directors and executive officers of Gaylord and their affiliates beneficially owned and had the right to vote 9,899,341 shares of Gaylord common stock, representing approximately 29% of the shares of Gaylord common stock outstanding. Certain directors and executive officers of Gaylord have agreed to vote their Gaylord common stock in favor of the issuance of Gaylord shares in the merger (see “Stock Voting Agreements” below) and, to Gaylord’s knowledge, Gaylord’s other directors and executive officers and affiliates of Gaylord’s directors and executive officers intend to vote their common stock in favor of the proposals described in the preceding paragraph.

For ResortQuest Stockholders (see “Information About the Meetings and Voting — The ResortQuest Special Meeting” on page 91):

      Approval of the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of ResortQuest common stock. Approval of the merger agreement is a condition to the completion of the merger. Approval of any proposal to adjourn the special meeting, if necessary, to solicit additional votes in favor of the merger requires the affirmative vote of at least a majority of the votes cast by holders of ResortQuest common stock present at the special meeting.

      On the record date, directors and executive officers of ResortQuest and their affiliates beneficially owned and had the right to vote 1,132,278 shares of ResortQuest common stock, representing approximately 6% of the shares of ResortQuest common stock outstanding. Each director and certain executive officers of ResortQuest have agreed to vote their ResortQuest common stock in favor of the merger agreement (see “Stock Voting Agreements” below) and, to ResortQuest’s knowledge, ResortQuest’s other executive officers and affiliates of ResortQuest’s directors and executive officers intend to vote their common stock in favor of the merger agreement and the proposal to adjourn the special meeting, if necessary, to solicit additional votes.

Stock Voting Agreements (see page 75)

      Concurrently with the execution and delivery of the merger agreement, Gaylord stockholders beneficially owning in the aggregate approximately 29% of Gaylord’s outstanding common stock entered into a stock voting agreement in which they agree, among other things, to vote their shares held directly, and use their reasonable best efforts to cause to be voted their shares held indirectly, in favor of the issuance of shares of Gaylord common stock in the merger. Also on August 4, 2003, ResortQuest stockholders beneficially owning in the aggregate approximately 6% of ResortQuest’s outstanding common stock entered into a stock voting agreement in which they agree, among other things, to vote their shares in favor of the adoption of the merger agreement.

Subordinated Loan and Reimbursement Agreement (see page 77)

      In connection with the merger agreement, Gaylord and ResortQuest have entered into a subordinated loan and reimbursement agreement pursuant to which Gaylord agrees to provide ResortQuest with a non-revolving line of credit of up to $10 million. Gaylord also provided an unconditional and irrevocable letter of credit in the amount of $5 million to ResortQuest’s former credit card processor on behalf of ResortQuest. Any amounts drawn on the letter of credit by the processor are automatically deemed advances under the subordinated loan and reimbursement agreement between Gaylord and ResortQuest, and are thereby automatically owed by ResortQuest to Gaylord under that agreement. As a result, amounts owed to Gaylord by ResortQuest under the subordinated loan and reimbursement agreement may be as much as $15 million, $10 million under the line of credit and $5 million as a result of draws on the letter of credit. Loans made under the loan agreement mature on the earliest of August 4, 2005, the effective date of the merger and termination of the merger agreement. Loans made pursuant to the loan agreement are unsecured and are subordinate in right of payment to ResortQuest’s indebtedness under its credit facility and senior notes.

Treatment of ResortQuest Stock Options (see “Interests of Certain Persons in the Merger — Treatment of ResortQuest Stock Options” on page 63)

      Each outstanding ResortQuest stock option will be assumed by Gaylord as of the completion of the merger and will be converted automatically into an option to purchase common stock of Gaylord. The number of shares of common stock underlying the new option will equal the number of shares of ResortQuest common stock for which the corresponding ResortQuest option was exercisable, multiplied by 0.275 and rounded down to the nearest whole share. The per share exercise price of each new Gaylord option will equal the exercise price of the corresponding ResortQuest option divided by 0.275 and rounded down to the nearest one cent. All other terms of the ResortQuest stock option will remain unchanged after the conversion. In the event of a change of control, 622,859 of the unvested options to purchase ResortQuest common stock outstanding on September 30, 2003 become immediately exercisable in full. Completion of the merger constitutes a change of control.

Ownership of Common Stock of the Combined Company After the Merger

      Gaylord stockholders will own approximately 86% of the combined company and ResortQuest stockholders will own approximately 14% of the combined company, on a fully diluted basis. The ownership percentages are based on the number of shares of Gaylord and ResortQuest common stock and stock options outstanding on October 6, 2003.

Conditions to Completion of the Merger (see page 71)

      Completion of the merger depends upon the satisfaction or waiver, where permitted by the merger agreement, of a number of conditions, including, among others, the following:

•	Adoption of the merger agreement by ResortQuest stockholders

•	Approval by Gaylord stockholders of the issuance of the shares of Gaylord common stock in the merger

•	Authorization of the listing of the shares of Gaylord common stock to be issued in the merger on the New York Stock Exchange

•	Expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act

•	Absence of any law, regulation or court order prohibiting the merger

•	Receipt of an opinion of counsel to ResortQuest that the merger will qualify as a tax-free reorganization

•	Any inaccuracies in the representations and warranties in the merger agreement made by a party, in the aggregate, have not had and are not reasonably likely to have a material adverse effect on that party

•	The material compliance by the parties with their obligations under the merger agreement

•	No party has had any change that has or would reasonably be expected to have a material adverse effect on that party

•	No order or injunction that materially restricts, prevents or prohibits the consummation of the merger shall be in effect

•	ResortQuest must satisfy its obligation under the Note Purchase and Guaranty Agreement, dated June 1, 1999, by and among ResortQuest and certain guarantors and note purchasers party to that agreement, to offer to repurchase the senior notes in accordance with that agreement. Additionally, ResortQuest shall have paid in full, in cash, all outstanding debt obligations under the Amended and Restated Credit Agreement, dated as January 22, 2001, by and among ResortQuest, certain guarantors and certain lenders and Citibank, N.A., as administrative agent, and satisfied all of its other obligations thereunder. It is currently expected that the senior notes and the credit facility will be paid by Gaylord at the effective time of the merger. Gaylord expects to repay this ResortQuest indebtedness with the proceeds from the issuance of additional indebtedness it expects to incur. The incurrence of additional indebtedness will be subject to the consent of the requisite lenders under Gaylord’s senior secured credit facility and the terms of the additional indebtedness will likely require compliance by the combined company with customary financial covenants.

•	James S. Olin, John W. McConomy, Robert J. Adams, L. Park Brady, Jr. and Stephen D. Caron shall have executed and delivered employment agreements to Gaylord

•	Consents and approvals of and filings with government entities necessary to consummate the merger or operate the combined company shall have been obtained or filed

How the Merger Agreement May be Terminated and Termination Fee (see “The Merger Agreement — Termination” on page 73 and “The Merger Agreement — Termination Fee” on page 74)

      The merger agreement may be terminated and the merger abandoned at any time prior to the effective time of the merger, whether before or after approval by the stockholders of each of Gaylord and ResortQuest, upon the mutual written consent of Gaylord and ResortQuest. Additionally, either Gaylord or ResortQuest may terminate the merger agreement if the merger has not closed before May 31, 2004, the stockholders of ResortQuest do not approve the merger agreement or the merger, or Gaylord’s stockholders do not approve the issuance of Gaylord common stock in the merger. Both parties have rights to terminate the agreement in certain additional circumstances, including in the event that ResortQuest receives a superior acquisition proposal.

      Termination under certain circumstances requires the breaching party to reimburse the non-breaching party for its actual, reasonable out-of-pocket fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, up to a maximum of $1 million for breaches that are not willful. In addition, if the merger is terminated under certain circumstances, ResortQuest will be required to pay Gaylord a termination fee in the amount of $6 million.

Regulatory Matters Relating to the Merger (see page 41)

      Under the HSR Act, the merger cannot be completed until (i) Gaylord and ResortQuest have made the requisite notifications and submitted information and materials to the Federal Trade Commission and the Antitrust Division of the U.S. Department of Justice and (ii) the waiting periods have expired or been terminated. Gaylord and ResortQuest filed the required notification and report forms with these entities on September 3, 2003. The waiting periods under the HSR Act expired on October 3, 2003.

Material U.S. Federal Income Tax Consequences (see page 39)

      The merger has been structured to qualify as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. Assuming that the merger so qualifies, holders of ResortQuest common stock whose shares of ResortQuest common stock are exchanged in the merger for shares of common stock of the combined company will not recognize gain or loss, except to the extent of cash, if any, received in lieu of a fractional share of common stock of the combined company.

      The discussion of material U.S. federal income tax consequences of the merger contained in this joint proxy statement/ prospectus is intended to provide only a general summary, and is not a complete analysis or description of all potential U.S. federal income tax consequences of the merger. The discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. In addition, it does not address any foreign, state or local taxes. Gaylord and ResortQuest strongly urge each holder of ResortQuest common stock to consult his or her tax advisor as to the specific tax consequences to them of the merger in light of their particular circumstances including the applicability and effect of U.S. federal, state, local, foreign or other tax laws.

Stock Exchange Listing; Delisting and Deregistration of ResortQuest Common Stock (see page 42)

      It is a condition to closing the merger that the shares of Gaylord common stock issuable in connection with the merger be authorized for listing on the New York Stock Exchange, subject to official notice of issuance. If the merger is completed, ResortQuest common stock will cease to be listed on the New York Stock Exchange and its shares will be deregistered under the Securities Exchange Act of 1934.

Appraisal Rights (see page 42)

      Each of Gaylord and ResortQuest is incorporated under the laws of the State of Delaware. Under Delaware law, Gaylord and ResortQuest stockholders will not have appraisal rights in connection with the merger and the issuance of shares of common stock of the combined company in the merger.

Interests of Certain Persons in the Merger (see page 61)

      When Gaylord and ResortQuest stockholders consider their respective board of directors’ recommendations that they vote in favor of the proposals relating to the merger, they should be aware that certain directors and executive officers of Gaylord and ResortQuest have interests in the merger that may be different from, or in addition to, the interests of stockholders generally. For example, the dollar amount of in-the-money options held by the directors and executive officers of ResortQuest as of September 30, 2003 that will become vested upon completion of the merger is approximately $1,368,220, based on the closing sale price of Gaylord common stock on October 6, 2003.

      In addition, ResortQuest executive officers James S. Olin, L. Park Brady, Jr., J. Mitchell Collins, John W. McConomy, Stephen D. Caron and Robert J. Adams have employment agreements which provide that they are entitled to payments and benefits in the event of a change of control of ResortQuest and in the event the executive officers are terminated by ResortQuest without “cause” or terminate their employment for “good reason” within 1 year after a change of control or within six months prior to a change of control. Gaylord’s and ResortQuest’s boards of directors were aware of and considered these potentially conflicting interests when they approved the proposals relating to the merger.

Restrictions on Alternative Transactions (see “The Merger Agreement — Certain Covenants and Agreements — No Solicitation” on page 69)

      The merger agreement contains restrictions on the ability of ResortQuest to solicit or engage in discussions or negotiations with a third party with respect to a proposal to acquire a significant interest in ResortQuest. Notwithstanding these restrictions, the merger agreement provides that under specified circumstances, if ResortQuest receives an acquisition proposal from a third party that is a superior proposal, it may furnish nonpublic information to that third party and engage in negotiations regarding the superior proposal with that third party. Prior to withdrawing its recommendation in favor of the merger in light of a superior proposal, ResortQuest must, if requested by Gaylord, negotiate with Gaylord to amend the merger agreement so that the third party proposal is no longer a superior proposal.

      If the merger agreement is terminated under certain circumstances, ResortQuest must pay Gaylord a termination fee of $6 million. See “The Merger Agreement — Termination Fee” on page 74.

Accounting Treatment of the Merger (see page 39)

      The merger will be accounted for as a purchase by Gaylord under accounting principles generally accepted in the United States. Under the purchase method of accounting, the assets and liabilities of ResortQuest will be recorded in the financial statements of Gaylord, as of completion of the merger, at their respective fair values. Reported financial condition and results of operations of Gaylord issued after completion of the merger will reflect ResortQuest’s balances and results subsequent to the completion of the merger, but will not be retroactively revised to reflect the historical financial position or results of operations of ResortQuest prior to the merger. Following the completion of the merger, the earnings of the combined company will reflect purchase accounting adjustments, including amortization and depreciation expense for acquired assets and related tax benefits. The combined company will incur fees and expenses related to the merger, including employee severance costs, at the time of the merger, certain of which will be reflected in the combined company’s financial results for the period in which the merger is consummated. See Notes 3 and 4 to the Unaudited Pro Forma Combined Condensed Consolidated Financial Information.

SELECTED HISTORICAL FINANCIAL INFORMATION

GAYLORD ENTERTAINMENT COMPANY AND SUBSIDIARIES

SELECTED HISTORICAL FINANCIAL INFORMATION
(Amounts in thousands, except per share data)

      We are providing the following selected historical financial information to aid you in your analysis of the financial aspects of the merger. The following selected historical financial information as of December 31, 2002 and 2001 and for each of the three years ended December 31, 2002 is derived from Gaylord’s audited consolidated financial statements. The selected financial information as of December 31, 2000, 1999 and 1998 and for each of the two years ended December 31, 1999 are derived from previously issued consolidated financial statements adjusted for unaudited revisions for discontinued operations. The selected historical financial information as of and for the six-month periods ended June 30, 2003 and 2002 are derived from unaudited condensed consolidated financial statements. In the opinion of Gaylord’s management, the unaudited condensed consolidated financial statements of Gaylord have been prepared on a basis consistent with its audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. The tables below represent selected historical consolidated financial information of Gaylord and you should read them together with the historical financial statements and related notes contained in the annual reports and other information that Gaylord has filed with the Securities and Exchange Commission and incorporated by reference into this joint proxy statement/ prospectus. See “Where You Can Find More Information” on page 105 for information on where you can obtain copies. The historical results included below and elsewhere in this document are not indicative of the future performance of Gaylord or the combined company.

	Six Months Ended
	June 30,			Years Ended December 31,

	2003	2002		2002		2001		2000		1999		1998

INCOME STATEMENT DATA:
Revenues:
Hospitality	$189,705	$160,768		$339,380		$228,712		$237,260		$239,248		$237,076
Attractions	30,051	34,714		65,600		67,064		69,283		97,839		110,452
Corporate and other	94	112		272		290		64		5,318		5,797

Total revenues	219,850	195,594		405,252		296,066		306,607		342,405		353,325

Operating expenses:
Operating costs	128,406	129,508		254,583		201,299		210,018		220,088		217,064
Selling, general and administrative	55,320	49,454		108,732		67,212		89,052		74,004		66,428
Preopening costs(1)	3,828	6,079		8,913		15,927		5,278		1,892		—
Gain on sale of assets(2)	—	(10,567)		(30,529)		—		—		—		—
Impairment and other charges	—	—		—		14,262	(6)	75,660	(6)	—		—
Restructuring charges	—	50	(4)	(17	)(4)	2,182	(4)	12,952	(4)	2,786	(4)	—
Merger costs	—	—		—		—		—		(1,741	)(9)	—
Depreciation and amortization:
Hospitality	23,158	22,328		44,924		25,593		24,447		22,828		21,390
Attractions	2,636	2,830		5,778		6,270		13,955		11,159		8,011
Corporate and other	3,083	2,834		5,778		6,542		6,257		6,870		5,262

Total depreciation and amortization	28,877	27,992		56,480		38,405		44,659		40,857		34,663

Total operating expenses	216,431	202,516		398,162		339,287		437,619		337,886	(10)(11)	318,155

	Six Months Ended
	June 30,			Years Ended December 31,

	2003	2002		2002		2001		2000		1999		1998

Operating income (loss):
Hospitality	$29,407	$9,467		$25,972		$34,270		$45,478		$43,859		$47,031
Attractions	(1,435)	953		1,596		(5,010)		(44,413	)(8)	(8,183)		11,595
Corporate and other	(20,725)	(21,780)		(42,111)		(40,110)		(38,187)		(28,220)		(23,456)
Preopening costs(1)	(3,828)	(6,079)		(8,913)		(15,927)		(5,278)		(1,892)		—
Gain on sale of assets(2)	—	10,567		30,529		—		—		—		—
Impairment and other charges	—	—		—		(14,262	)(6)	(75,660	)(6)	—		—
Restructuring charges	—	(50)		17	(4)	(2,182	)(4)	(12,952	)(4)	(2,786	)(4)	—
Merger costs	—	—		—		—		—		1,741	(9)	—

Total operating income (loss)	3,419	(6,922)		7,090		(43,221)		(131,012)		4,519		35,170
Interest expense, net of amounts capitalized	(20,663)	(24,350)		(46,960)		(39,365)		(30,307)		(15,047)		(28,742)
Interest income	1,031	1,077		2,808		5,554		4,046		5,922		25,067
Unrealized gain on Viacom stock, net	31,909	2,421		(37,300)		782		—		—		—
Unrealized gain on derivatives	(8,960)	20,138		86,476		54,282		—		—		—
Other gains and losses	283	(122)		1,163		2,661		(3,514)		586,371	(10)(11)	19,351	(11)(12)

Income (loss) from continuing operations before income taxes	7,019	(7,758)		13,277		(19,307)		(160,787)		581,765		50,846
Provision (benefit) for income taxes	3,098	(5,678)		1,318		(9,142)		(52,331)		172,831		19,866

Income (loss) from continuing operations	3,921	(2,080)		11,959		(10,165)		(108,456)		408,934		30,980
Gain (loss) from discontinued operations, net of taxes(3)	976	2,383		85,757		(48,833)		(47,600)		(15,280)		(1,359)
Cumulative effect of accounting change, net of taxes	—	(2,572	)(5)	(2,572	)(5)	11,202	(7)	—		—		—

Net income (loss)	$4,897	$(2,269)		$95,144		$(47,796)		$(156,056)		$393,654		$29,621

Income (loss) per share:
Income (loss) from continuing operations	$0.11	$(0.06)		$0.36		$(0.30)		$(3.25)		$12.42		$0.94
Income (loss) from discontinued operations	0.03	0.07		2.54		(1.45)		(1.42)		(0.46)		(0.04)
Cumulative effect of accounting change	—	(0.08)		(0.08)		0.33		—		—		—

Net income (loss)	$0.14	$(0.07)		$2.82		$(1.42)		$(4.67)		$11.96		$0.90

Income (loss) per share- assuming dilution:
Income (loss) from continuing operations	$0.11	$(0.06)		$0.36		$(0.30)		$(3.25)		$12.31		$0.93
Income (loss) from discontinued operations	0.03	0.07		2.54		(1.45)		(1.42)		(0.46)		(0.04)
Cumulative effect of accounting change	—	(0.08)		(0.08)		0.33		—		—		—

Net income (loss)	$0.14	$(0.07)		$2.82		$(1.42)		$(4.67)		$11.85		$0.89

Dividends per share	$—	$—		$—		$—		$—		$0.80		$0.65

	As of June 30,				As of December 31,

	2003		2002		2002		2001		2000		1999		1998

BALANCE SHEET DATA:
Total assets	$2,332,517		$2,128,067		$2,192,196	(10)	$2,177,644	(10)	$1,930,805	(10)	$1,741,215		$1,012,624
Total debt	470,732	(13)	403,223	(13)	340,638	(13)	468,997	(13)	175,500		297,500		261,328
Secured forward exchange contract	613,054	(10)	613,054	(10)	613,054	(10)	613,054	(10)	613,054	(10)	—		—
Total stockholders’ equity	794,556		696,736		787,579		696,988		765,937		1,007,149	(7)	523,587

(1)	Preopening costs are related to the Gaylord Palms Resort and Convention Center hotel in Kissimmee, Florida and the new Gaylord hotel under construction in Grapevine, Texas. Gaylord Palms opened in January 2002 and the Texas hotel is anticipated to open in April 2004.

(2)	During 2002, Gaylord sold its one-third interest in the Opry Mills Shopping Center in Nashville, Tennessee and the related land lease interest between Gaylord and the Mills Corporation.

(3)	In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. In accordance with the provisions of SFAS No. 144, Gaylord has presented the operating results and financial position of the following businesses as discontinued operations: WSM-FM and WWTN, Acuff-Rose Music, OKC Redhawks, Word Entertainment; GET Management, the artist management business; the international cable networks; the businesses sold to affiliates of The Oklahoma Publishing Company in 2001 consisting of Pandora Films, Gaylord Films, Gaylord Sports Management, Gaylord Event Television and Gaylord Production Company; and the water taxis.

(4)	Related primarily to employee severance and contract termination costs.

(5)	Reflects the cumulative effect of the change in accounting method related to adopting the provisions of SFAS No. 142. Gaylord recorded an impairment loss related to impairment of the goodwill of the Radisson Hotel at Opryland. The impairment loss was $4.2 million, less taxes of approximately $1.6 million.

(6)	Reflects the divestiture of certain businesses and reduction in the carrying values of certain assets.

(7)	Reflects the cumulative effect of the change in accounting method related to recording the derivatives associated with the secured forward exchange contract at fair value as of January 1, 2001, of $18.3 million less a related tax provision of $7.1 million.

(8)	Includes operating losses of $27.5 million related to Gaylord Digital, Gaylord’s Internet initiative, and operating losses of $6.1 million related to country record label development, both of which were closed during 2000.

(9)	The merger costs relate to the reversal of merger costs associated with the October 1, 1997 merger when TNN and CMT were acquired by CBS.

(10)	Includes a pretax gain of $459.3 million on the divestiture of television station KTVT in Dallas-Ft. Worth in exchange for CBS Series B preferred stock (which was later converted into 11,003,000 shares of Viacom, Inc. Class B common stock), $4.2 million of cash, and other consideration. The CBS Series B preferred stock was included in total assets at its market value of $648.4 million at December 31, 1999. The Viacom, Inc. Class B common stock was included in total assets at its market values of $448.5 million, $485.8 million and $514.4 million at December 31, 2002, 2001 and 2000, respectively, and $480.4 million and $488.2 million at June 30, 2003 and 2002, respectively. During 2000, Gaylord entered into a seven-year forward exchange contract for a notional amount of $613.1 million with respect to 10,937,900 shares of the Viacom, Inc. Class B common stock. Prepaid interest related to the secured forward exchange contract of $118.1 million, $145.0 million and $171.9 million was included in total assets at December 31, 2002, 2001 and 2000, respectively, and $104.8 million and $131.6 million was included in total assets at June 30, 2003 and 2002, respectively.

(11)	In 1995, Gaylord sold its cable television systems. Net proceeds were $198.8 million in cash and a note receivable with a face amount of $165.7 million, which was recorded at $150.7 million, net of a $15.0 million discount. As part of the sale transaction, Gaylord also received contractual equity participation rights (the “Rights”) equal to 15% of the net distributable proceeds from future asset sales. During 1998, Gaylord collected the full amount of the note receivable and recorded a pretax gain of $15.0 million related to the note receivable discount. During 1999, Gaylord received cash and recognized a pretax gain of $129.9 million representing the value of the Rights. The proceeds from the note receivable prepayment and the Rights were used to reduce outstanding bank indebtedness.

(12)	Includes a pretax gain of $16.1 million on the sale of Gaylord’s investment in the Texas Rangers Baseball Club, Ltd. and a pretax gain totaling $8.5 million primarily related to the settlement of contingencies from the sales of television stations KHTV in Houston and KSTW in Seattle.

(13)	Related primarily to the construction of the Gaylord Palms Resort and Convention Center hotel in Kissimmee, Florida and the new Gaylord hotel development in Grapevine, Texas.

RESORTQUEST INTERNATIONAL, INC.

SELECTED HISTORICAL FINANCIAL INFORMATION
(Amounts in thousands, except per share data)

      We are providing the following selected historical financial information to aid you in your analysis of the financial aspects of the merger. The following selected historical financial information as of and for the years ended December 31, 1998 through December 31, 2002 is derived from ResortQuest’s audited consolidated financial statements. The selected historical financial information as of and for the six-month periods ended June 30, 2003 and 2002 are derived from unaudited condensed consolidated financial statements. In the opinion of ResortQuest’s management, the unaudited condensed consolidated financial statements of ResortQuest have been prepared on a basis consistent with its audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. The tables below represent selected historical consolidated financial information of ResortQuest and you should read them together with the historical financial statements and related notes contained in the annual reports and other information that ResortQuest has filed with the Securities and Exchange Commission and incorporated by reference into this joint proxy statement/ prospectus. See “Where You Can Find More Information” on page 105 for information on where you can obtain copies. The historical results included below and elsewhere in this document are not indicative of the future performance of ResortQuest or the combined company.

	Six Months Ended
	June 30,		Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

INCOME STATEMENT DATA:
Revenues	$77,064	$80,388	$153,737	$160,956	$152,014	$127,912	$55,359
Other revenue from managed entities	17,887	17,484	36,504	31,999	31,247	29,202	25,301

Total revenues	94,951	97,872	190,241	192,955	183,261	157,114	80,660

Operating expenses	41,741	41,224	83,607	83,838	80,314	65,804	31,596
General and administrative expenses, including depreciation and amortization	28,030	28,622	72,949	68,542	49,423	48,578	18,273
Other expenses from managed entities	17,887	17,484	36,504	31,999	31,247	29,202	25,301

Total expenses	87,658	87,330	193,060	184,379	160,984	143,584	75,170

Income (loss) from operations	7,293	10,542	(2,819)	8,576	22,277	13,530	5,490
Interest and other expense, net	3,844	2,830	6,233	4,647	4,814	4,228	507
Provision (benefit) for income taxes	1,419	2,892	(1,848)	2,328	7,857	4,873	1,518

Income (loss) from continuing operations	2,030	4,820	(7,204)	1,601	9,606	4,429	3,465
Income from discontinued operations	—	—	—	—	—	—	1,347
Cumulative effect of a change in accounting principle	—	(6,280)	(6,280)	—	—	—	—

Net income (loss)	$2,030	$(1,460)	$(13,484)	$1,601	$9,606	$4,429	$4,812

Earnings (loss) per share:
Basic	$0.11	$(0.08)	$(0.70)	$0.08	$0.51	$0.25	$0.44
Diluted	$0.11	$(0.08)	$(0.70)	$0.08	$0.51	$0.24	$0.44

	As of June 30,		As of December 31,

	2003	2002	2002	2001	2000	1999	1998

BALANCE SHEET DATA:
Working capital deficit	$(109,048)	$(30,249)	$(36,449)	$(29,251)	$(23,963)	$(7,295)	$(2,080)

Total assets	$299,834	$313,765	$273,553	$304,274	$263,169	$257,675	$188,219

Long-term debt, net of current maturities	$—	$74,779	$75,045	$78,644	$50,401	$68,090	$38,098

Total stockholders’ equity	$128,355	$138,501	$126,484	$139,914	$136,402	$125,823	$106,855

SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED

FINANCIAL INFORMATION

      The following selected unaudited pro forma combined condensed consolidated financial information has been prepared to give effect to the proposed merger of Gaylord and ResortQuest using the purchase method of accounting and is based upon the assumptions and adjustments described in the notes to the unaudited pro forma combined condensed consolidated financial statements included elsewhere in this joint proxy statement/prospectus. This selected unaudited pro forma combined condensed consolidated financial information was prepared as if the merger had been completed on January 1, 2002 for statements of operations purposes and on June 30, 2003 for balance sheet purposes.

      The selected unaudited pro forma combined condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have actually been reported had the merger occurred on the dates indicated, nor is it necessarily indicative of the future financial position or results of operations of the combined company. The selected unaudited pro forma combined condensed consolidated financial information includes adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase price to the acquired assets and assumed liabilities of ResortQuest. The final allocation of the purchase price will be determined after the completion of the merger and will be based upon actual net tangible and intangible assets acquired and liabilities assumed. The preliminary purchase price allocation for ResortQuest is subject to revision as more detailed analysis is completed and additional information related to the fair values of ResortQuest’s assets and liabilities becomes available. Any change in the fair value of the net assets of ResortQuest will change the amount of the purchase price allocable to goodwill. Additionally, changes in ResortQuest’s working capital, including the results of operations from June 30, 2003, through the date the merger is completed, will change the amount of goodwill recorded. The final purchase price is dependent on the actual number of shares of Gaylord common stock issued, the actual number of Gaylord stock options issued and actual direct merger costs incurred. The final purchase price will be determined upon completion of the merger. Final purchase accounting adjustments may differ materially from the pro forma adjustments presented herein.

      This selected unaudited pro forma combined condensed consolidated financial information is based upon, and should be read in conjunction with, the historical consolidated financial statements of Gaylord and ResortQuest and related notes incorporated by reference herein and contained in the reports and other information Gaylord and ResortQuest have on file with the Securities and Exchange Commission. Please see “Unaudited Pro Forma Combined Condensed Consolidated Financial Information” beginning on page 79 for a description of the accounting treatment of the transactions, the Unaudited Pro Forma Combined Condensed Consolidated Statements of Operations, the Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet and Notes thereto, and unaudited pro forma adjustments to the historical financial information of Gaylord and ResortQuest showing the effect of the transactions contemplated by the merger agreement.

SELECTED UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED

FINANCIAL INFORMATION
(Amounts in thousands, except per share data)

		Year ended
	Six months ended	December 31,
	June 30, 2003	2002

INCOME STATEMENT DATA:
Total Revenues	$314,801	$595,493
Operating Expenses:
Operating costs	170,147	338,190
Selling, general and administrative	80,016	175,216
Preopening costs	3,828	8,913
Other expenses from managed entities	17,887	36,504
Gain on sale of assets	—	(30,529)
Restructuring charges, net	—	(17)
Depreciation	29,294	58,247
Amortization	4,345	7,574

Operating income	9,284	1,395
Interest Expense, Net of Amounts Capitalized	(24,732)	(53,785)
Interest Income	1,269	3,374
Unrealized Gain (Loss) on Viacom Stock	31,909	(37,300)
Unrealized Gain (Loss) on Derivatives	(8,960)	86,476
Other Gains and Losses, Net	270	1,189

Income before income taxes, discontinued operations and cumulative effect of accounting change	9,040	1,349
Provision (Benefit) for Income Taxes	3,960	(1,652)

Income from continuing operations before discontinued operations and cumulative effect of accounting change	$5,080	$3,001

Income Per Share(1):
Income from continuing operations before discontinued operations and cumulative effect of accounting change	$0.13	$0.08

Shares used in per share calculation — basic	39,096	39,056

Income Per Share — Assuming Dilution:
Income from continuing operations before discontinued operations and cumulative effect of accounting change	$0.13	$0.08

Shares used in per share calculation — diluted	39,328	39,194

June 30, 2003

BALANCE SHEET DATA:
Total assets	$2,640,231
Working capital deficit	(5,184)
Total debt(2)	541,257
Total stockholders’ equity	902,899

(1)	Pro forma net income from continuing operations before discontinued operations and cumulative effect of accounting change per common share was calculated by dividing pro forma net income from continuing operations before discontinued operations and cumulative effect of accounting change available to common stockholders by the pro forma weighted-average shares outstanding as if the merger had occurred on January 1, 2002.

(2)	Includes current and long-term debt and capital lease obligations.

COMPARATIVE PER SHARE INFORMATION

      The following table sets forth selected historical share, net income per share and book value per share information of Gaylord and ResortQuest and unaudited pro forma combined consolidated share, net income per share and book value per share information after giving effect to the merger between Gaylord and ResortQuest, assuming that 0.275 shares of Gaylord common stock had been issued in exchange for each outstanding share of ResortQuest common stock. The pro forma equivalent information of ResortQuest was derived using the historical share, net income per share and book value per share information assuming that 0.275 shares of Gaylord common stock had been issued in exchange for each outstanding share of ResortQuest common stock. You should read this information in conjunction with the selected historical financial information included elsewhere in this joint proxy statement/ prospectus, and the historical financial statements of Gaylord and ResortQuest and related notes that are incorporated in this joint proxy statement/ prospectus by reference. The unaudited pro forma combined consolidated share, net income per share and book value per share information is derived from, and should be read in conjunction with, the Unaudited Pro Forma Combined Condensed Consolidated Financial Information and related notes included in this joint proxy statement/ prospectus. The historical share, net income per share and book value per share information for the six months ended June 30, 2003 is derived from unaudited combined condensed consolidated financial statements of Gaylord and ResortQuest as of and for the six months ended June 30, 2003. The historical share, net income per share and book value per share information for the year ended December 31, 2002 is derived from audited consolidated financial statements of Gaylord and ResortQuest as of and for the year ended December 31, 2002. The amounts set forth below are in thousands, except per share amounts.

Basic earnings and diluted earnings for the year ended December 31, 2002 are presented before discontinued operations and cumulative effect of accounting change.

	Year Ended December 31, 2002

	Gaylord		ResortQuest

		Pro Forma		Pro Forma
	Historical	Combined	Historical	Equivalent

Basic earnings	$0.36	$0.08	$(0.37)	$(1.36)
Diluted earnings	$0.36	$0.08	$(0.37)	$(1.36)
Book value	$23.31	NA	$6.57	$23.89
Dividends	—	—	—	—
Shares used in calculating earnings per share:
Basic	33,763	39,056	19,249	5,293
Diluted	33,794	39,194	19,370	5,327
Book Value	33,782	NA	19,252	5,294

Basic earnings and diluted earnings for the six months ended June 30, 2003 are presented before discontinued operations.

	Six Months Ended June 30, 2003

	Gaylord		ResortQuest

		Pro Forma		Pro Forma
	Historical	Combined	Historical	Equivalent

Basic earnings	$0.11	$0.13	$0.11	$0.38
Diluted earnings	$0.11	$0.13	$0.11	$0.38
Book value	$23.48	$23.07	$6.67	$24.24
Dividends	—	—	—	—
Shares used in calculating per share information:
Basic	33,802	39,096	19,252	5,294
Diluted	33,927	39,328	19,253	5,295
Book Value	33,845	39,139	19,252	5,294

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

      Gaylord common stock and ResortQuest common stock are listed on the New York Stock Exchange. Gaylord’s ticker symbol is “GET” and ResortQuest’s ticker symbol is “RZT.” The following table sets forth, for the calendar quarters indicated, based on published financial sources, the high and low sales prices per share of Gaylord common stock and ResortQuest common stock as reported on the NYSE Composite Transaction Tape. Neither Gaylord nor ResortQuest has paid any cash dividends on its common stock during the periods indicated.

	Gaylord Common		ResortQuest
	Stock		Common Stock

	High	Low	High	Low

2000
First Quarter	$30.44	$24.50	$7.88	$4.06
Second Quarter	27.38	20.25	7.38	4.69
Third Quarter	28.00	19.50	7.00	4.94
Fourth Quarter	25.50	19.31	7.56	5.50
2001
First Quarter	$26.60	$20.00	$9.10	$6.00
Second Quarter	29.15	24.95	13.30	8.26
Third Quarter	29.05	19.60	11.50	2.95
Fourth Quarter	25.50	18.49	5.80	2.50
2002
First Quarter	$26.98	$22.10	$7.50	$4.70
Second Quarter	29.26	21.76	8.12	5.70
Third Quarter	23.05	17.90	5.81	3.50
Fourth Quarter	21.35	16.16	4.90	3.17
2003
First Quarter	$21.02	$16.55	$4.23	$2.94
Second Quarter	24.44	17.10	4.50	2.85
Third Quarter	26.24	17.70	7.03	4.10
Fourth Quarter (through October 6, 2003)	26.25	24.55	7.15	6.71

Recent Closing Prices

      The following table sets forth the high and low sales prices per share of Gaylord common stock and ResortQuest common stock as reported on the New York Stock Exchange on August 4, 2003, the last full trading day prior to the announcement of the signing of the merger agreement, and October 6, 2003, the most recent practicable date prior to the mailing of this joint proxy statement/ prospectus to Gaylord and ResortQuest stockholders. The equivalent price per share is equal to the high and low sales prices of a share of Gaylord common stock on that date multiplied by 0.275, the exchange ratio in the merger.

	Gaylord Common		ResortQuest		Equivalent Price
	Stock		Common Stock		Per Share

Date	High	Low	High	Low	High	Low

August 4, 2003	$20.45	$20.05	$5.10	$4.80	$5.62	$5.51
October 6, 2003	$26.25	$25.86	$7.15	$7.07	$7.22	$7.11

RISK FACTORS

      In addition to the other information included in this joint proxy statement/ prospectus, including the matters addressed in “Cautionary Statement Concerning Forward-Looking Statements,” you should consider carefully the following risks before voting at your special meeting. Additional risks and uncertainties not presently known to Gaylord and ResortQuest or that currently are not believed to be important to Gaylord and ResortQuest also may affect adversely the merger and the combined company following the merger.

Risks Associated with the Merger

The value of common stock of the combined company to be received by ResortQuest stockholders in the merger will fluctuate.

      The number of shares of common stock of the combined company issued in the merger for each share of ResortQuest common stock is fixed. The market prices of Gaylord common stock and ResortQuest common stock when the merger is completed may vary from their market prices at the date of this joint proxy statement/ prospectus and at the date of the special meetings of Gaylord and ResortQuest. For example, during the 12-month period ended on October 6, 2003, the most recent practical date prior to the mailing of this joint proxy statement/ prospectus, Gaylord common stock traded in a range from $16.55 to $26.25 and ended that period at $26.09, and ResortQuest common stock traded in a range from $2.85 to $7.15 and ended that period at $7.11. See “Comparative Per Share Market Price and Dividend Information” on page 21 for more detailed share price information.

      Future variations may be the result of various factors including:

•	Changes in the business, operations or prospects of Gaylord or ResortQuest

•	Any issues or difficulties arising with respect to the companies’ implementation of their respective business strategies

•	Litigation and/or regulatory developments

•	Market assessments as to whether and when the merger will be consummated

•	General market and economic conditions

      The merger consideration will not be adjusted for any increase or decrease in the market price of Gaylord common stock or ResortQuest common stock. If the market value of Gaylord common stock declines prior to the time the merger is completed, the value of the merger consideration to be received by ResortQuest stockholders will decline. In addition, the merger may not be completed until a significant period of time has passed after Gaylord’s and ResortQuest’s special meetings. At the time of their special meetings, Gaylord and ResortQuest stockholders will not know the exact value of the shares of common stock of the combined company that will be issued in connection with the merger.

      Stockholders of Gaylord and ResortQuest are urged to obtain current market quotations for Gaylord common stock and ResortQuest common stock before voting their shares at the special meetings.

We may be unable to integrate our operations successfully and realize all of the anticipated benefits of the merger.

      The merger involves the integration of two companies that previously have operated independently, which is a complex, costly and time-consuming process. The difficulties of combining the companies’ operations include, among other things:

•	The necessity of coordinating geographically disparate organizations, systems and facilities

•	Integrating personnel with diverse business backgrounds and organizational cultures

•	Consolidating corporate and administrative functions

      The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of the combined company’s business and the loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could harm the business, results of operations, financial condition or prospects of the combined company after the merger.

      Among the factors considered by Gaylord’s and ResortQuest’s boards of directors in connection with their approvals of the merger agreement were the opportunities for cost savings from operating efficiencies that could result from the merger. There can be no assurance that these savings will be realized within the time periods contemplated or that they will be realized at all. There also can be no assurance that the integration of Gaylord and ResortQuest will result in the realization of the full benefits anticipated by the companies to result from the merger.

The unaudited pro forma combined condensed consolidated financial information included in this joint proxy statement/ prospectus is preliminary and our actual financial position and results of operations may differ significantly and adversely from the unaudited pro forma combined condensed consolidated financial information included in this joint proxy statement/ prospectus.

      Because of the proximity of this joint proxy statement/ prospectus to the date of the announcement of the proposed merger, the process of valuing ResortQuest’s tangible and intangible assets and liabilities, as well as evaluating ResortQuest’s accounting policies for conformity is still in the preliminary stages. Material revisions to current estimates could be necessary as the valuation process and accounting policy review are finalized.

      The unaudited pro forma combined condensed consolidated financial information contained in this joint proxy statement/ prospectus is not necessarily indicative of the results that actually would have been achieved had the proposed merger and Gaylord’s currently contemplated financing transactions related to the merger been consummated on January 1, 2002, or that may be achieved in the future. We can provide no assurances as to how the operations and assets of both companies would have been run if they had been combined, or how they will be run in the future, which, together with other factors, could have a significant effect on the results of operations and financial position of the combined company.

The combined company must refinance certain indebtedness and will have higher levels of indebtedness than either Gaylord or ResortQuest had before the merger.

      Following the merger the combined company will have higher levels of debt and interest expense than either company had immediately prior to the merger on a stand-alone basis. As of June 30, 2003, after giving effect to the merger, the combined company and its subsidiaries would have had approximately $541.3 million of indebtedness outstanding, including capital lease obligations. At the expiration of the secured forward exchange contract relating to shares of Viacom stock Gaylord owns, the combined company will be required to incur additional debt or use any cash on hand to pay the deferred tax payable at that time. See Note 14 to Gaylord’s consolidated financial statements for the year ending December 31, 2002 and see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” included in Gaylord’s current report on Form 8-K filed on September 18, 2003 and incorporated herein by reference. ResortQuest’s credit facility and senior notes must be repaid in connection with the merger, and Gaylord’s $275 million senior loan secured by the assets of the Gaylord Opryland Resort and Convention Center and its $100 million mezzanine loan secured by the equity interest in the entity that owns Gaylord Opryland are due in March 2004 and April 2004, respectively. At Gaylord’s option, the senior and mezzanine loans may be extended for two additional one-year terms, subject to Gaylord Opryland meeting certain financial ratios and other criteria. Based on Gaylord’s projections and estimates at September 30, 2003, Gaylord does not anticipate meeting the financial ratios to extend the mezzanine loan and expects to refinance or replace it through a future financing. Although Gaylord believes it will be able to refinance or replace ResortQuest’s credit facility and senior notes and the mezzanine loan described above, if necessary, there is no assurance that Gaylord will be able to refinance or replace such indebtedness on commercially reasonable terms or at all. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as:

•	sales of assets;

•	sales of equity; and/or

•	negotiations with our lenders to restructure the applicable debt.

      Our credit agreements may restrict, or market or business conditions may limit, our ability to do some of these things.

      In addition, the significant level of combined indebtedness after the merger may have an effect on our future operations, including:

•	Limiting our ability to obtain additional financing on satisfactory terms to fund our working capital requirements, capital expenditures, acquisitions, investments, debt service requirements and other general corporate requirements

•	Increasing our vulnerability to general economic downturns, competition and industry conditions, which could place us at a competitive disadvantage compared to our competitors that are less leveraged

•	Increasing our exposure to rising interest rates because a portion of our borrowings will be at variable interest rates

•	Reducing the availability of our cash flow to fund our working capital requirements, capital expenditures, acquisitions, investments and other general corporate requirements because we will be required to use a substantial portion of our cash flow to service debt obligations

•	Limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate

To service its debt, the combined company will require a significant amount of cash, which may not be available to it.

      The combined company’s ability to make payments on, or repay or refinance, its debt and to fund planned capital expenditures, will depend largely upon its future operating performance. Our future performance, to a certain extent, will be subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on the satisfaction of the covenants in our senior secured credit facility and our other debt agreements, and other agreements we may enter into in the future. Specifically, we will need to maintain certain financial ratios and complete construction of Gaylord’s new hotel in Grapevine, Texas in 2004. We cannot assure you that the business of the combined company will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior secured credit facility or from other sources in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs.

If the merger does not close, Gaylord will have an outstanding note from ResortQuest that is unsecured and subordinate to ResortQuest’s debt under its credit facility and senior notes.

      In connection with the merger agreement, Gaylord and ResortQuest have entered into a subordinated loan and reimbursement agreement pursuant to which Gaylord agrees to provide ResortQuest with a non-revolving line of credit of up to $10 million. Gaylord also provided an unconditional and irrevocable letter of credit in the amount of $5 million to ResortQuest’s former credit card processor on behalf of ResortQuest. Any amounts drawn on the letter of credit by the processor are automatically deemed advances under the subordinated loan and reimbursement agreement between Gaylord and ResortQuest, and are thereby automatically owed by ResortQuest to Gaylord under that agreement. As a result, amounts owed to Gaylord by ResortQuest under the subordinated loan and reimbursement agreement may be as much as $15 million, $10 under the line of credit and $5 million as a result of draws on the letter of credit. Loans made under the loan agreement mature on the earliest of August 4, 2005, the effectiveness of the merger, or termination of the merger agreement. Loans made pursuant to the loan agreement are unsecured and are subordinate in right of payment to ResortQuest’s indebtedness under its credit facility and senior notes. As of June 30, 2003, ResortQuest had approximately $20.5 million in borrowings outstanding under its credit facility due in January 2004 and $50 million under its senior notes due in June 2004. If the merger is not completed and ResortQuest is not able to refinance or negotiate an extension of the maturity of its credit facility and senior notes, ResortQuest may be unable to repay advances made by Gaylord under the loan agreement.

If the merger with Gaylord is not completed and ResortQuest is unable to refinance or extend the maturities of the credit facility or senior notes, it would have a material adverse effect on ResortQuest.

      ResortQuest’s credit facility, as amended in March 2003, matures on January 22, 2004. As of June 30, 2003, ResortQuest had approximately $20.5 million of outstanding indebtedness under this facility. Additionally, ResortQuest’s $50 million senior notes are due in June 2004. It is currently expected that the credit facility and the senior notes will be paid by Gaylord at the effective time of the merger. If the merger is not completed, ResortQuest may not be able to refinance or negotiate an extension of the maturity of its credit facility and senior notes. ResortQuest’s ability to complete such refinancing transactions is subject to a number of conditions, many of which are beyond its control. For example, if there were a further disruption in the financial markets because of a terrorist attack or other event, ResortQuest may be unable to access the financial markets. Failure to complete a refinancing or extension of the credit facility or senior notes would have a material adverse effect on ResortQuest.

If the merger with Gaylord is not completed and ResortQuest is unable to repay any outstanding indebtedness to Gaylord under the subordinated loan and reimbursement agreement, it would have a material adverse effect on ResortQuest.

      In connection with the merger agreement, Gaylord and ResortQuest have entered into a subordinated loan and reimbursement agreement pursuant to which Gaylord agrees to provide ResortQuest with a non-revolving line of credit of up to $10 million. Gaylord also provided an unconditional and irrevocable letter of credit in the amount of $5 million to ResortQuest’s former credit card processor on behalf of ResortQuest. Any amounts drawn on the letter of credit by the processor are automatically deemed advances under the loan agreement between Gaylord and ResortQuest. As a result, amounts owed to Gaylord by ResortQuest under the loan agreement may be as much as $15 million, $10 under the line of credit and $5 million as a result of draws on the letter of credit. Loans made under the loan agreement mature on the earliest of August 4, 2005, the effectiveness of the merger, or the termination of the merger agreement. If the merger agreement was terminated, all amounts outstanding under the loan agreement would be due and payable, which, in turn, would constitute an event of default under ResortQuest’s credit facility and its senior notes and that debt would become due and payable. As of June 30, 2003, ResortQuest had approximately $20.5 million of outstanding indebtedness under the credit facility and $50 million outstanding in senior notes. If all of ResortQuest’s debt were in default and immediately due and payable, it would have a material adverse effect on ResortQuest.

Substantial expenses will be incurred and payments made even if the merger is not consummated.

      The merger may not be consummated. Whether or not the merger is consummated, Gaylord and ResortQuest will incur substantial expenses, such as legal, accounting and financial advisory fees, in pursuing the merger. If the merger is terminated under certain circumstances, the breaching party will be required to reimburse the other party for its actual, reasonable out-of-pocket fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, up to a maximum of $1 million for breaches that are not willful. In addition, if the merger agreement is terminated under certain circumstances, ResortQuest will be required to pay Gaylord a termination fee in the amount of $6 million. This termination fee could discourage other potential acquirors from seeking to enter into a business combination with ResortQuest. See “The Merger Agreement — Termination Fee” on page 74 for more detailed information.

Failure to complete the merger could cause Gaylord’s or ResortQuest’s stock price to decline.

      If the merger is not completed for any reason, Gaylord’s or ResortQuest’s stock price may decline because costs related to the merger, such as legal, accounting and financial advisory fees, must be paid even if the merger is not completed. In addition, if the merger is not completed, Gaylord’s or ResortQuest’s stock price may decline to the extent that the current market price reflects a market assumption that the merger will be completed.

If the conditions to the merger are not met, the merger will not occur.

      Specified conditions must be satisfied or waived to complete the merger. These conditions are described in detail in the merger agreement. Gaylord and ResortQuest cannot assure you that each of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the merger will not occur or will be delayed, and Gaylord and ResortQuest each may lose some or all of the intended benefits of the merger. For example, if either party suffers a material adverse effect (subject to certain limited exceptions) prior to closing, the other party will not be required to close the transaction.

Some directors and officers of ResortQuest have interests that differ from yours in recommending that ResortQuest stockholders vote in favor of approval and adoption of the merger agreement and the merger.

      Some of the directors and officers of ResortQuest who recommend that ResortQuest stockholders vote in favor of the adoption of the merger agreement have employment, change in control or severance agreements or benefits arrangements and other interests that provide them with interests in the merger that differ from those of the ResortQuest stockholders. The receipt of compensation or other benefits in the merger, including new employment agreements, change in control or severance benefits, or the vesting of stock options following completion of the merger, may influence directors and officers in making their recommendation that you vote in favor of the merger agreement. For more information about these interests, please see “Interests of Certain Executive Officers and Directors of ResortQuest in the Merger” on page 61.

Gaylord faces risks related to an SEC investigation.

      In March 2003, Gaylord restated its historical financial statements for 2000, 2001 and the first nine months of 2002 to reflect certain non-cash changes, which resulted primarily from a change to its income tax accrual and a change in the manner in which Gaylord accounted for its investment in the Nashville Predators. Gaylord has been advised by the Securities and Exchange Commission staff that it is conducting a formal investigation into the financial results and transactions that were the subject of its restatement. Gaylord has been cooperating with the SEC staff and intends to continue to do so. Although Gaylord cannot predict the ultimate outcome of the investigation, Gaylord does not currently believe that the investigation will have a material adverse effect on its financial condition or results of operations. Nevertheless, if the SEC makes a determination adverse to Gaylord, Gaylord may face sanctions, including, but not limited to, monetary penalties and injunctive relief.

You are unlikely to be able to seek remedies against Arthur Andersen LLP, ResortQuest’s former independent auditor.

      ResortQuest’s consolidated financial statements as of and for the fiscal years ended December 31, 2000 and December 31, 2001 were audited by Arthur Andersen LLP, ResortQuest’s former independent auditor. In June 2002, Arthur Andersen was convicted of federal obstruction of justice charges in connection with its destruction of documents. As a result of its conviction, Arthur Andersen has ceased operations and is no longer in a position to reissue its audit reports or to provide consent to include financial statements reported on by it in this joint proxy statement/prospectus. Because Arthur Andersen has not reissued its reports and because ResortQuest is not able to obtain a consent from Arthur Andersen, you will be unable to sue Arthur Andersen for material misstatements or omissions, if any, in this joint proxy statement/prospectus, including the financial statements covered by its previously issued reports. Even if you have a basis for asserting a remedy against, or seeking to recover from, Arthur Andersen, we believe that it is unlikely that you would be able to recover damages from Arthur Andersen.

Risks Related to Gaylord’s Business

      For risks related to Gaylord’s business, please see “Risk Factors” in Gaylord’s Current Report on Form 8-K filed September 18, 2003 and incorporated by reference into this joint proxy statement/ prospectus.

Risks Related to ResortQuest’s Business

      For risks related to ResortQuest’s business, please see “Factors That May Affect Future Results” contained in ResortQuest’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and “Risk Factors” in ResortQuest’s Annual Report on From 10-K for the fiscal year ended December 31, 2002 and incorporated by reference into this joint proxy statement/ prospectus.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

      This joint proxy statement/ prospectus and the documents incorporated by reference into this joint proxy statement/ prospectus contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. These statements may be preceded by, followed by or include the words “may,” “will,” “should,” “potential,” “possible,” “expects,” “anticipates” or similar expressions. Forward looking statements include the information in this joint proxy statement/prospectus regarding:

•	Any projections of earnings, revenues, synergies, cost savings or other financial items

•	Any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans and the anticipated timing of filings and approvals relating to the merger

•	Any statements concerning proposed new services or developments

•	Any statements regarding future economic conditions or performance

•	Any statements regarding outcome of claims and litigation

•	Any statements of belief

•	Any statements of assumptions underlying any of the foregoing

      Investors are cautioned that all forward-looking statements involve risks and uncertainties, including but not limited to the risks associated with: operating strategy, strategic plan, Gaylord’s hotel development strategy, Gaylord’s asset dispositions, industry and economic conditions, financial condition, liquidity and capital resources, operating results, successful integration of acquisitions, ResortQuest’s acquisition strategy, seasonality, quarterly fluctuations and dependence on technology, e-commerce and travel providers. Important factors that could cause actual results to differ materially include, but are not limited to, those listed in our previous filings with the Securities and Exchange Commission as well as the following:

•	The challenges of integration associated with the merger and the challenges of achieving anticipated synergies

•	The possibility that the merger may not close or that Gaylord or ResortQuest may be required to modify some aspects of the merger in order to obtain regulatory approvals

•	The assumption of maintaining revenues on a combined company basis following the close of the merger

•	Other risks that are described in the section entitled “Risk Factors — Risks Associated with to the Merger” above and in the documents that are incorporated by reference into this joint proxy statement/ prospectus

      Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and, therefore, there can be no assurance that the forward-looking statements included in this joint proxy statement/ prospectus and the documents incorporated by reference into this joint proxy statement/ prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that the objectives and plans will be achieved. We undertake no obligation to update forward-looking statements, whether as a result of new information, future events or otherwise.

THE PROPOSED MERGER

      The following is a description of the material aspects of the proposed merger. The following discussion is a summary only and may not contain all of the information that is important to you. We encourage you to read carefully this entire joint proxy statement/ prospectus, including the merger agreement included as Annex A to this joint proxy statement/ prospectus and incorporated herein by reference, for a more complete understanding of the merger.

General

      Each of Gaylord’s and ResortQuest’s board of directors has unanimously approved the merger agreement. At the effective time of the merger, GET Merger Sub, Inc. will be merged with and into ResortQuest, and ResortQuest will become a wholly owned subsidiary of Gaylord. ResortQuest stockholders will receive 0.275 shares of Gaylord common stock for each share of ResortQuest common stock they own. In connection with the merger agreement, Gaylord and ResortQuest have entered into a subordinated loan and reimbursement agreement pursuant to which Gaylord agrees to provide ResortQuest with a non-revolving line of credit of up to $10 million. Gaylord also provided an unconditional and irrevocable letter of credit in the amount of $5 million to ResortQuest’s former credit card processor on behalf of ResortQuest. Loans made pursuant to the loan agreement are unsecured and are subordinate in right of payment to ResortQuest’s indebtedness under its credit facility and senior notes.

      Gaylord’s board of directors is using this joint proxy statement/ prospectus to solicit proxies from the holders of Gaylord common stock for use at Gaylord’s special meeting to be held to approve the issuance of shares of Gaylord common stock in the merger and as a prospectus relating to the issuance of shares of Gaylord common stock to ResortQuest stockholders in connection with the merger. ResortQuest’s board of directors is using this document to solicit proxies from the holders of ResortQuest common stock for use at ResortQuest’s special meeting to be held to adopt the merger agreement.

Gaylord’s Proposals

      At Gaylord’s special meeting, holders of Gaylord common stock will be asked to consider and vote on:

•	A proposal to approve the issuance of shares of Gaylord common stock under the merger agreement

•	A proposal to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposal

      IT IS A CONDITION TO CLOSING UNDER THE MERGER AGREEMENT THAT GAYLORD STOCKHOLDERS APPROVE THE ISSUANCE OF THE SHARES OF GAYLORD COMMON STOCK IN THE MERGER.

ResortQuest’s Proposals

      At ResortQuest’s special meeting, holders of ResortQuest common stock will be asked to consider and vote on:

•	A proposal to adopt the merger agreement

•	A proposal to adjourn the meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor of adoption of the merger agreement

      THE MERGER WILL NOT BE COMPLETED UNLESS RESORTQUEST STOCKHOLDERS ADOPT THE MERGER AGREEMENT.

Background of the Merger

      The managements of Gaylord and ResortQuest continually review their alternatives for achieving long-term strategic goals and enhancing stockholder value. In the first quarter of 2002, ResortQuest began to conduct a review of several strategic alternatives, including the possible sale of ResortQuest. In the course of ResortQuest’s exploration of strategic alternatives, ResortQuest engaged Citigroup Global Markets Inc. (formerly known as Salomon Smith Barney Inc.) to serve as a financial advisor and to assist ResortQuest in exploring strategic alternatives for ResortQuest.

      In May 2002, it became apparent to the board of directors and senior management of ResortQuest that an acceptable strategic transaction with a third party with whom ResortQuest was negotiating at the time was not feasible. As a member of ResortQuest’s board of directors at the time, Colin Reed, Gaylord’s President and Chief Executive Officer, was aware of ResortQuest’s exploration of possible strategic transactions, and he and other members of management of Gaylord began to consider the possibility of a strategic transaction with ResortQuest. During this period, Gaylord engaged Deutsche Bank to serve as a financial advisor in connection with a possible transaction with ResortQuest. On May 15, 2002, Gaylord and ResortQuest entered into mutual confidentiality agreements in order to facilitate further discussions between the parties. Subsequently, from late May through September 2002, Gaylord and ResortQuest explored a potential combination transaction between the companies. During this period, representatives of Gaylord and ResortQuest, including their legal, accounting and financial advisors, conducted extensive due diligence reviews of each other company’s operations and financial and other conditions. Mr. Reed abstained from considering any such transaction on behalf of ResortQuest. At the end of September 2002, discussions between the companies were terminated primarily because of the inability of the parties to agree on the exchange ratio at which ResortQuest shares of common stock would be acquired in a possible stock-for-stock merger transaction. In October 2002, Mr. Reed resigned as a member of the board of directors of ResortQuest, and there was a significant change in the senior management of ResortQuest, including the promotion of James S. Olin to President and Chief Executive Officer.

      On May 13, 2003, ResortQuest’s board held a regular meeting with all of the directors being present either in person or by telephone. With the board meeting in executive session, Mr. Olin reviewed and discussed the results of operations of ResortQuest for the first quarter and senior management’s business model and forecasts for ResortQuest, including the need to refinance ResortQuest’s credit facility and senior notes that mature in 2004. Mr. Olin and the board discussed the advisability of pursuing strategic alternatives in addition to pursuing solely a refinancing of ResortQuest’s debt. Several alternatives were discussed including, a joint venture of ResortQuest’s technology subsidiary, First Resort Software, Inc., with a third party, a preferred stock equity placement and an acquisition by a third party. The board believed that a refinancing would be substantially facilitated by an equity placement, provided that ResortQuest could reach a favorable result with its senior lenders regarding the use of proceeds of any such equity placement. After a full discussion, the board informally directed Mr. Olin to pursue all of these options and explore the possible sale of ResortQuest.

      On May 14, 2003, Mr. Olin contacted Mr. Reed to arrange a meeting to discuss whether Gaylord might have interest in participating in a preferred stock offering by ResortQuest. During the week of May 19, 2003, Mr. Olin also met with one party to discuss participation in a preferred stock offering and discussed a joint venture for ResortQuest’s First Resort Software division with an additional party. Each of these other parties subsequently declined to participate in these proposed transactions.

      On May 22, 2003, Mr. Olin met with Mr. Reed and David Kloeppel, Gaylord’s Chief Financial Officer and Executive Vice President, in Nashville, Tennessee. At this meeting, Mr. Olin informed them that ResortQuest was considering the possibility of making an offering of preferred stock and he discussed with Mr. Reed and Mr. Kloeppel whether Gaylord would have an interest in purchasing a portion of the preferred stock offered by ResortQuest or, alternatively, considering a strategic combination between the two companies. Mr. Reed informed Mr. Olin that Gaylord did not have an interest in participating in a preferred stock offering by ResortQuest but that it might have an interest in a strategic combination between the two companies.

      During the week of May 29, 2003, J. Mitchell Collins, Executive Vice President and Chief Financial Officer of ResortQuest, initiated meetings with several investment bankers to discuss ResortQuest’s refinancing alternatives. Ultimately, Mr. Collins recommended a proposal by an investment bank to initially conduct a convertible debt offering of $20-$25 million and then raise an additional $70-$75 million through a combination of a high yield debt offering and traditional bank debt. During the week of June 9, 2003, the senior management of ResortQuest began detailed discussions with the investment bank on the terms of a proposed convertible debt offering. Subsequently, representatives of the investment bank conducted a due diligence review of ResortQuest’s operations and financial and other conditions and the parties initiated the preparation of offering documents.

      On June 11, 2003, Mr. Olin met with Mr. Reed and Mr. Kloeppel in Nashville, Tennessee. At this meeting, they continued discussing the potential strategic combination between the two companies. Mr. Olin emphasized that it was important for ResortQuest to understand the price range at which Gaylord would consider a transaction with ResortQuest in order to help management compare which, if any, other possible strategic alternatives were reasonably available to ResortQuest.

      From June 11, 2003 until the end of June, ResortQuest senior management and representatives of Gaylord continued to discuss the possibility of a transaction between the companies. In particular, they began to focus on a preliminary basis on a potential stock-for-stock merger transaction between the two companies and to assess each other’s expectations with respect to such a transaction. Also during this period, representatives of Gaylord, including representatives of its financial advisor, began to conduct financial due diligence with respect to ResortQuest and to discuss with ResortQuest the feasibility, possible terms and timing of a possible business combination transaction. Mr. Olin and Mr. Reed also had informal phone calls during this period.

      On June 18, 2003, ResortQuest’s senior management met to continue discussions with the investment bank on the proposed convertible debt offering. During the last two weeks of June, senior management continued to discuss the convertible debt offering with the investment bank as their primary alternative. During this period, senior management also began discussions with a significant stockholder regarding a significant placement of common stock. In early July 2003, senior management, in consultation with ResortQuest’s legal advisors, determined that the sale of common stock to the significant stockholder was not feasible on a timely basis due to the need for stockholder approval pursuant to NYSE regulations. Senior management also continued discussions with its senior lenders regarding the use of proceeds of any equity placement or the convertible debt offering.

      On July 3, 2003, at a special meeting of the board of directors of ResortQuest, the board received an update from ResortQuest’s senior management on ResortQuest’s refinancing efforts and the exploration of potential strategic alternatives. The board discussed senior management’s progress with the preferred stock offering, a possible equity placement, the convertible debt offering, the common stock issuance, the joint venture and the sale transaction. Senior management discussed factors impacting the viability of each option including the potential need for additional funding by September 30, 2003 due to reduced reservation lead times ResortQuest had recently experienced and the expectation that ResortQuest’s credit card processor might require a reserve account be established. After discussions, and in consultation with ResortQuest’s legal advisors, the ResortQuest board concluded that ResortQuest should pursue the convertible debt offering and continue its discussions with Gaylord regarding a potential business combination transaction.

      Continuing through the month of July, representatives of ResortQuest and Gaylord continued to perform due diligence review with respect to a possible transaction between the parties and with respect to each other’s operations and financial condition. In particular, the companies focused on developments and events with respect to each other’s business and financial condition since September 2002. Management representatives from each company met to discuss opportunities for integration of the operations of the companies and information technology and finance personnel from both companies met to consider potential benefits and difficulties that might result from a combination transaction between the parties. Mr. Reed and Mr. Kloeppel provided updates to members of the Gaylord board from time to time during this period regarding the status of discussions with ResortQuest. During May, June and July, Mr. Olin provided regular updates on the progress of all negotiations to Joseph V. Vittoria, Chairman of the Board, and Elan Blutinger, Chairman of the Compensation Committee of the board. Other ResortQuest board members received periodic updates as well on the progress of negotiations.

      On July 22, 2003, Mr. Olin met with Mr. Reed and Mr. Kloeppel in Nashville, Tennessee to discuss further the possibility of Gaylord’s acquisition of ResortQuest through a stock-for-stock merger transaction. During the meeting, Mr. Olin, Mr. Reed and Mr. Kloeppel continued discussions of the strategic and financial benefits of such a transaction as well as potential operational plans for a combined business. They also discussed a stock-for-stock merger at a fixed exchange ratio and considered possible exchange ratios for such a merger. An initial exchange ratio of 0.268 was proposed by Gaylord. Between July 22, 2003 and July 25, 2003, Mr. Olin and Mr. Reed discussed several alternative pricing structures including an increase in the exchange ratio, a floor or ceiling on the exchange ratio or a collar on the exchange ratio.

      On July 23, 2003, Gaylord’s legal advisors delivered to ResortQuest a draft merger agreement outlining the terms of a proposed stock-for-stock merger with ResortQuest as well as a legal due diligence request list. The draft merger agreement was substantially similar to the draft merger agreement negotiated between the parties for the 2002 transaction.

      On July 25, 2003, at a special meeting of the board of directors of ResortQuest, ResortQuest’s senior management updated the board on ResortQuest’s strategic alternatives. All of the directors attended the meeting either in person or by telephone. Also present were ResortQuest’s legal advisors and financial advisors. ResortQuest’s senior management updated the board on the progress with its various strategic alternatives including the convertible debt offering and the proposed transaction with Gaylord. The board reviewed and analyzed the strategic, financial and legal considerations concerning the proposed transaction with Gaylord and the convertible debt offering. Senior management made a presentation to the board regarding the results of its financial and business diligence of Gaylord and the strategic and financial benefits of a transaction with Gaylord. Mr. Olin informed the board of his interest in the merger transaction with Gaylord resulting from Gaylord’s desire to enter into employment agreements with him and certain other members of senior management simultaneously with execution of the merger agreement. The board discussed the need to designate an independent lead director to negotiate the final terms of the merger agreement so the officers could negotiate the terms of their employment agreements free of any conflict of interest. The board discussed the general terms of the proposed transaction and asked its legal and financial advisors various questions regarding the proposed merger and convertible debt offering. After a robust discussion of ResortQuest’s present and future financial conditions and the pros and cons of each of the alternatives, the board determined that the acquisition by Gaylord was the best alternative for ResortQuest and its stockholders at that time. David Sullivan was recommended to serve as lead director given his past experience as Chairman and Chief Executive Officer and the fact that he was not a member of the negotiation committee of the ResortQuest board for the merger discussions with Gaylord in 2002. Following a discussion by the board, the board nominated David Sullivan as the lead director and authorized Mr. Sullivan to proceed with negotiations with Gaylord regarding a possible business combination transaction and directed management to temporarily suspend discussions regarding the convertible debt offering.

      On July 26, 2003, ResortQuest’s legal advisors delivered ResortQuest’s proposed changes to the draft merger agreement and held a telephonic meeting with Gaylord’s legal advisors to discuss issues relating to the merger agreement as well as ResortQuest’s request that Gaylord provide ResortQuest with a line of credit in an amount of approximately $10 million during the period between signing and closing of the proposed merger agreement as well as a letter of credit to secure ResortQuest’s obligations to its credit card processor. During that telephonic meeting, ResortQuest’s legal advisors also updated Gaylord’s legal advisors on ResortQuest’s discussions with its credit card processor regarding its July 14, 2003 request for a reserve account of $5 million in the form of a letter of credit, cash or a third party guarantee by July 31, 2003. The processor subsequently began withholding funds to create the reserve account on August 1, 2003. ResortQuest and the processor agreed that the relationship would be terminated as of September 5,

2003 and that the processor would return all funds withheld to create the reserve account promptly upon receipt of a letter of credit or appropriate guarantee.

      On July 27 and 28, 2003, representatives of Gaylord’s senior management discussed ResortQuest’s proposed changes to the draft merger agreement and the requested line of credit with Gaylord’s legal advisors. On July 29, 2003, Mr. Reed met with Mr. Sullivan in Destin, Florida to continue to discuss the proposed terms of the proposed transaction and also with Mr. Olin to discuss the terms of employment for members of ResortQuest’s management team who were expected to be retained following the merger. Mr. Sullivan and Mr. Reed discussed the business operations and prospects of Gaylord, its progress in restructuring its debt since 2002, and the benefits of the combined companies. Mr. Sullivan and Mr. Reed also negotiated the exchange ratio in the merger and confirmed that 0.275, rather than 0.268, would be the exchange ratio for the transaction. Also on July 29 and 30, 2003, Gaylord’s legal advisors met with ResortQuest’s legal advisors in Destin, Florida to continue to negotiate the terms of the draft merger agreement and the terms upon which Gaylord might provide ResortQuest with a line of credit after execution of a merger agreement. Continuing on July 29 and 30, 2003, legal and financial advisors of Gaylord also continued to perform legal and financial due diligence on ResortQuest.

      On July 30, 2003, the board of directors of Gaylord held a special meeting. In attendance at the meeting were all of the directors and certain members of Gaylord management, including Mr. Reed, Mr. Kloeppel and Carter R. Todd, Senior Vice President and General Counsel of Gaylord, as well as representatives of Gaylord’s legal advisors and financial advisors. During the meeting, Mr. Reed presented a review of the proposed transaction with ResortQuest, including Gaylord’s strategy with respect to ResortQuest, and Messrs. Reed and Todd briefed the Gaylord board on the terms of the most recent draft of the merger agreement. Mr. Kloeppel discussed financing alternatives available to Gaylord in connection with refinancing ResortQuest’s indebtedness. Mr. Reed and representatives of Gaylord’s legal advisors described ResortQuest’s request for a line of credit to be extended prior to consummation of the merger. The board then discussed the strategic rationale for the proposed transaction and the terms of the merger agreement, and asked questions of the Gaylord senior executives in attendance. Representatives of Deutsche Bank presented financial information with respect to ResortQuest, Gaylord and the proposed transaction and rendered an oral opinion, subsequently confirmed by a written opinion dated August 4, 2003, that, as of that date, and subject to the matters and assumptions set forth in the opinion, the exchange ratio in the proposed merger was fair, from a financial point of view to Gaylord. The Gaylord board discussed the advisability of submitting the proposal to issue shares of Gaylord common stock in the merger to Gaylord’s stockholders for their consideration as a condition to consummation of the merger. Following these discussions, the Gaylord board approved the proposed transaction, subject to the final approval of an executive committee of the Gaylord board of directors, and delegated authority to the executive committee to approve the final terms of the merger agreement and the exchange ratio therein. The Gaylord board unanimously determined that the merger agreement and the transactions contemplated thereby are in the best interests of Gaylord and its stockholders, approved and authorized, subject to the final approval of the Gaylord executive committee, the merger agreement and the transactions contemplated thereby and authorized certain officers to make any necessary or appropriate changes to the merger agreement, authorized the consummation of the transactions contemplated by the merger agreement, including the merger and the issuance of Gaylord shares to ResortQuest stockholders pursuant to the merger agreement, and delegated the powers of the board to act with respect to the proposed transaction to the executive committee.

      Between July 31 and August 4, 2003, legal counsel to ResortQuest and Gaylord continued to engage in negotiations regarding the final terms of the merger agreement and the schedules thereto.

      On July 31, 2003, ResortQuest’s board held a special meeting and reviewed and analyzed the strategic, financial and legal considerations concerning the proposed transaction, the advisability of the transaction and the fairness of the exchange ratio proposed by Gaylord. All of the directors attended in person or by telephone. Also present were ResortQuest’s legal and financial advisors. During the meeting, John McConomy, Senior Vice President and General Counsel of ResortQuest, reviewed with the ResortQuest board members their legal obligations, including their fiduciary duties, and summarized the terms of the most recent draft of the merger agreement, which had been previously distributed to the board. The Chairman of the Audit Committee of the board reviewed with the board his investigation and analysis of the SEC investigation of the restatement of the financial statements of Gaylord. The ResortQuest board discussed the terms of the merger agreement and asked its financial and legal representatives various questions regarding the proposed merger. The board was also informed that Mr. Olin and Mr. Reed had discussed the terms of the employment agreements and that they would not be materially different than the current arrangements, except Mr. Olin would be receiving some portion of his change in control payment.

      On or about July 30, 2003, Mr. Reed and Mr. Olin held preliminary discussions regarding the terms of the employment agreements for senior management. On August 1, 2003, senior management received draft employment agreements, which were forwarded to the board on August 2, 2003, to be signed in connection with the execution of the merger agreement, which employment agreements were intended to replace the existing employment, bonus, severance and retention agreements for certain employees who were expected to be retained by Gaylord following the merger. Between August 1, 2003 and August 4, 2003, Gaylord and representatives of ResortQuest’s senior management negotiated the terms of these proposed employment agreements.

      On August 4, 2003, the Gaylord executive committee convened a telephonic meeting to consider the proposed business combination with ResortQuest. All of the members of the committee were present in person or by telephone. Members of Gaylord management, including Messrs. Reed, Kloeppel and Todd, also participated in person. During the meeting, Mr. Reed reviewed for the committee certain terms of the proposed transaction with ResortQuest, including certain terms of the latest version of the merger agreement, the disclosure schedules to the merger agreement provided by ResortQuest, and the terms and conditions of the new employment agreements for certain ResortQuest executives. Mr. Reed also provided the committee with an update on certain financial aspects to the proposed transaction. Representatives of Deutsche Bank also participated by telephone in the meeting and confirmed the opinion discussed with the board on July 30, 2003. Following a discussion of the financial and other terms of the transaction, the executive committee approved, in accordance with the July 30, 2003 vote of the Gaylord board of directors, the merger agreement and the transactions contemplated thereby, including the merger, as being in the best interests of Gaylord and its stockholders.

      On August 4, 2003, the ResortQuest board convened a special board meeting to discuss the merger transaction with Gaylord. All of the board members were present in person or by telephone. Members of senior management also were present along with ResortQuest’s legal advisors and financial advisors. Mr. Collins presented the board with a review of the strategic alternatives available to ResortQuest. During the meeting, senior management presented a review of the proposed transaction with Gaylord, including Gaylord’s strategy with respect to ResortQuest. Mr. McConomy briefed the ResortQuest board on the terms of the most recent draft of the merger agreement. The board then discussed the strategic rationale for the proposed transaction and the terms of the merger agreement, and asked questions of the ResortQuest senior executives in attendance. Representatives of Citigroup presented a financial analysis with respect to the exchange ratio and reviewed the terms of the proposed transaction. Citigroup then delivered its written opinion dated August 4, 2003, that, as of that date and based upon and subject to the assumptions, considerations and limitations set forth in the opinion, its work described in its opinion, its experience as investment bankers and other factors it deemed relevant, the exchange ratio provided for in the draft merger agreement was fair, from a financial point of view, to the ResortQuest stockholders. Mr. Olin discussed the terms of the new employment agreements to be executed by certain ResortQuest management in order to inform the board of the interests of the executives in the merger. Following these discussions, the ResortQuest board determined that the merger agreement and the transactions contemplated thereby are advisable, are fair to, and in the best interests of, ResortQuest and the ResortQuest stockholders and unanimously approved the merger, authorized the execution and delivery of the merger agreement and any related agreements, and recommended that ResortQuest stockholders adopt the merger agreement.

      Also on August 4, 2003, various provisions of the merger agreement were finalized in telephonic negotiations between counsel for Gaylord and ResortQuest. Senior management of ResortQuest and Gaylord also finalized the employment agreements in telephonic negotiations. Management of ResortQuest and its counsel also engaged in discussions with representatives of lenders to ResortQuest about the terms on which they would consent to the proposed merger and the line of credit to be provided to ResortQuest by Gaylord.

      After the close of business on August 4, 2003, the parties executed the merger agreement and Gaylord entered into employment agreements with Messrs. Brady, Caron, Adams, Olin and McConomy. On the morning of August 5, 2003, Gaylord and ResortQuest issued a joint press release announcing the execution of the merger agreement.

Gaylord’s Reasons for the Merger

      In reaching its decision to approve the merger agreement and proceed with the business combination with ResortQuest, Gaylord’s board of directors consulted with Gaylord’s management and its financial and legal advisors. In the course of reaching its decision to approve the merger agreement, the board considered a variety of factors, including the following:

•	Its analysis of the business, operations, financial performance and condition, earnings, prospects and services of each of Gaylord and ResortQuest as separate entities and on a combined basis

•	The strategic nature of the business combination, the complementary nature of Gaylord’s and ResortQuest’s businesses, and the belief that the combined company will be a stronger, more diversified company with the ability to deliver enhanced stockholder value

•	The ability of the acquisition to provide Gaylord with an opportunity to become a multi-product hospitality company that is able to offer a broader range of accommodations to its existing customers and an opportunity to introduce its current hospitality and country lifestyle offerings to ResortQuest’s customers

•	The opportunity to expand the appeal of ResortQuest to Gaylord’s country lifestyle consumer

•	The ability of the acquisition to provide Gaylord with an avenue of growth that is less capital intensive than its existing businesses

•	The unique opportunity to develop the ResortQuest brand more fully by taking advantage of the Gaylord management team’s experience in building and growing brands

•	The synergies and cost savings that the combined company is expected to achieve resulting from the elimination of redundant functions and the optimization of the combined company’s infrastructure

•	The Gaylord board of directors’ review of public disclosures by and about the business, financial condition and current business strategy of ResortQuest, the due diligence review by Gaylord’s management and financial, legal and accounting advisors of ResortQuest and its businesses and ResortQuest’s historical stock performance

•	The oral opinion of Deutsche Bank Securities Inc., subsequently confirmed by delivery of a written opinion dated August 4, 2003, that, as of that date, and based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the exchange ratio in the merger was fair from a financial point of view to Gaylord

•	The structure of the merger, including the following factors:

•	The exchange ratio will enable Gaylord’s stockholders to retain approximately 86% of the outstanding common stock of the combined company following the merger

•	The fact that ResortQuest, as an operating subsidiary of Gaylord, will continue to be led by Mr. James S. Olin, the President and CEO of ResortQuest, and other members of ResortQuest’s existing senior management

•	The terms of the merger agreement relating to third-party offers, including:

•	The restrictions on the ability of ResortQuest to solicit offers for alternative business transactions

•	The ability of Gaylord to terminate the merger agreement if the board of directors of ResortQuest withdraws or modifies its recommendation in favor of the merger or fails to confirm its recommendation in favor of the merger

•	The requirement that ResortQuest must pay Gaylord a termination fee of $6 million in the event that the merger agreement is terminated under certain circumstances specified in the merger agreement

•	The likelihood, determined after consultation with its legal counsel, that the business combination would receive the necessary regulatory approvals

•	The opportunity for Gaylord stockholders to participate in a larger company with a broader and more diverse line of businesses, and as stockholders of the combined company, to benefit from future growth of the combined company

      In its review of the proposed merger, Gaylord’s board of directors also reviewed and considered the interests that certain officers and directors of Gaylord may have with respect to the merger in addition to their interests as stockholders of Gaylord generally.

      In its review of the proposed merger, Gaylord’s board of directors considered the potential adverse impact of other factors, including:

•	The risks described under the section of this joint proxy statement/ prospectus entitled “Risk Factors,” including the challenges of combining the operations of the two companies

•	The possibility that the merger might not be completed and the effect of the resulting public announcement of termination of the merger agreement on the market price of Gaylord stock and Gaylord’s operating results, particularly in light of the cost incurred in connection with the transaction

•	The limitations imposed on the conduct of Gaylord’s business prior to completion of the merger

•	The uncertainty created by the fixed exchange ratio as to the value of Gaylord common stock that ResortQuest stockholders will receive in the merger

•	The risk that the line of credit that Gaylord agreed to make available to ResortQuest is unsecured and subordinate to its credit facility and senior notes

      Gaylord’s board of directors did not find it constructive to and did not quantify, rank or otherwise assign relative weights to the factors considered in reaching its decision. Gaylord’s board of directors considered all of the factors outlined above, both positive and negative, in reaching its decision; however, individual members of Gaylord’s board of directors may have placed different weight on different factors.

      This summary of the reasoning of Gaylord’s board of directors, as well as certain information presented in this section, is forward-looking in nature. This information should be read in light of the factors discussed under the section entitled “Cautionary Statement Concerning Forward-Looking Statements” on page 28.

      Gaylord’s board of directors unanimously approved the merger agreement, the merger and the other transactions contemplated thereby and believes that the terms of the merger agreement are advisable, fair to and in the best interests of Gaylord and its stockholders. Gaylord’s board of directors unanimously recommends that Gaylord stockholders vote FOR the proposals relating to approval of the issuance of shares of Gaylord common stock in the merger and approval of the adjournment of the special meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes at the special meeting to approve the merger-related proposals.

ResortQuest’s Reasons for the Merger

      In making its decision as to the advisability of approving and adopting the merger agreement and proceeding with the business combination with Gaylord, ResortQuest’s board of directors consulted with ResortQuest’s management and its financial and legal advisors. In the course of reaching its decision, the board of directors considered a variety of factors, including the following:

•	Its analysis of the business, operations, financial condition, earnings and prospects of the combined company

•	The strategic nature of the business combination, the complementary businesses of Gaylord and ResortQuest, the potential prospects of the combined company, and the belief of ResortQuest’s board of directors that combining the two companies likely will create a stronger company with the ability to deliver enhanced stockholder value

•	The synergies that could be achieved including the opportunity to channel Gaylord’s customer base to ResortQuest’s vacation destinations, and increased marketing, branding and cross-selling opportunities

•	ResortQuest’s belief that the business combination will provide it access to the necessary funding to execute its business plan and pursue external growth opportunities

•	The value of the consideration to be received by ResortQuest’s stockholders in the merger, including the historical market prices and trading information for the shares of Gaylord’s common stock and that the exchange ratio represented a premium over the market prices at which ResortQuest common stock had previously traded, including a 8.4% premium over the closing price of ResortQuest common stock on August 4, 2003, the last full trading day before the announcement of the merger, and a 26.8% premium and a 38.3% premium over the closing price of ResortQuest common stock on July 3, 2003 and June 6, 2003, dates approximately 30 days and 60 days, respectively, before the announcement of the merger

•	ResortQuest’s belief that the merger with Gaylord and Gaylord’s agreement to extend a $10 million line of credit represented the best of its strategic alternatives to alleviate its liquidity issues and to execute its business plan

•	ResortQuest stockholders would own approximately 14% of the combined company following the merger

•	The President and CEO of ResortQuest will become a member of the senior management team of Gaylord, reporting directly to the President and CEO of Gaylord

•	The terms of the merger agreement including:

•	That ResortQuest may provide information to a third party with interest in submitting an acquisition proposal if the board of directors’ failure to do so would violate its fiduciary duty and enter into negotiations with a third party if ResortQuest receives an unsolicited acquisition proposal from a third party which the board of directors concludes is or is reasonably likely to result in an acquisition proposal that is more favorable to ResortQuest’s stockholders than the proposed merger

•	That ResortQuest may terminate the merger agreement to accept an acquisition proposal that is more favorable to ResortQuest’s stockholders if ResortQuest has provided Gaylord with an opportunity to match such superior proposal and if Gaylord fails to so match, pays Gaylord a termination fee

•	That Gaylord agrees not to enter into any agreement to make certain significant acquisitions of other entities prior to the completion of the merger

•	That Gaylord agrees to make available to ResortQuest an unsecured line of credit in the maximum principal amount of $10 million

•	The ResortQuest board of directors’ review of public disclosures by and about the business, financial condition and current business strategy of Gaylord, the due diligence review by ResortQuest’s management and financial, legal and accounting advisors of Gaylord and its businesses and Gaylord’s historical stock performance

•	The strategic alternatives reasonably available to ResortQuest to enhance stockholder value, including remaining a stand-alone entity and pursuing a strategic business combination with another third party

•	The expectation that the business combination will be treated as a tax-free reorganization for U.S. federal income tax purposes and that the receipt of Gaylord common stock by ResortQuest stockholders generally will not give rise to taxable income for U.S. federal income tax purposes, except to the extent that a ResortQuest stockholder receives cash for a fractional share

•	The financial presentation of Citigroup Global Markets Inc. described below under “Opinion of ResortQuest’s Financial Advisor,” and the written opinion dated August 4, 2003, that, as of that date and based upon and subject to the assumptions, considerations and limitations set forth in the opinion, its work described in the opinion, its experience as investment bankers and other factors it deemed relevant, the exchange ratio provided for in the merger agreement was fair, from a financial point of view, to the holders of ResortQuest common stock

•	The likelihood that the business combination would receive the necessary regulatory approvals

•	The impact of the business combination on ResortQuest’s employees, homeowners and customers

•	The opportunity for ResortQuest stockholders to participate in a larger company with a broader and more diverse product offering, and as stockholders of the combined company, to benefit from future growth of the combined company and thereby enhance the value of their stock

      In its review of the proposed merger, ResortQuest’s board of directors also reviewed and considered the interests that certain officers and directors of ResortQuest may have with respect to the merger in addition to their interests as stockholders of ResortQuest generally.

      ResortQuest’s board of directors considered the potential adverse impact of other factors on the proposed transaction including:

•	The risks described under the section of this joint proxy statement/ prospectus entitled “Risk Factors,” including the risk that the proposed business combination would not be completed

•	The limitations imposed in the merger agreement on the conduct of ResortQuest’s business and the solicitation by ResortQuest of alternative business combinations prior to the completion of the merger

•	The uncertainties associated with the formal investigation by the SEC staff of the financial results and transactions that were the subject of the restatement of the historical financial statements of Gaylord for 2000, 2001 and the first nine months of 2002

•	The ResortQuest board of directors also considered that the merger agreement provides for a fixed exchange ratio and that the value of the consideration to be received in the merger by ResortQuest stockholders depends on the value of the Gaylord common stock at the time of the merger. The ResortQuest board of directors realized that there can be no assurances about future results, including results expected or considered in the factors listed above. However, the ResortQuest board of directors concluded that the potential benefits outweighed the potential risks of completing the merger

•	The possibility that the merger might not be completed and the effect of the resulting public announcement of termination of the merger agreement on:

•	The market price of ResortQuest stock

•	ResortQuest’s operating results, particularly in light of the cost incurred in connection with the transaction and the obligation to immediately pay Gaylord the amounts due under the $10 million loan agreement

•	ResortQuest’s ability to attract and retain key personnel

•	ResortQuest’s ability to refinance or extend the maturities of the credit facility or senior notes

      The foregoing discussion of the information and factors considered by the ResortQuest board of directors is not exhaustive, but includes material factors considered by the ResortQuest board of directors. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, ResortQuest’s board of directors did not find it useful to and did not attempt to quantify, rank or otherwise assign relative weights to these factors. ResortQuest’s board of directors discussed the factors described above, asked questions of ResortQuest’s management and ResortQuest’s legal and financial advisors and reached general consensus that the merger was advisable to ResortQuest and its stockholders. In considering the factors described above, individual members of ResortQuest’s board of directors may have given different weight to different factors. It should be noted that this explanation of the ResortQuest board of directors’ reasoning and certain information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Concerning Forward-Looking Statements” on page 28.

      ResortQuest’s board of directors unanimously recommends that ResortQuest stockholders vote FOR adoption of the merger agreement and the proposal relating to the adjournment of the special meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes at the special meeting to adopt the merger agreement.

Accounting Treatment of the Merger

      The merger will be accounted for as a purchase by Gaylord under accounting principles generally accepted in the United States. Under the purchase method of accounting, the assets and liabilities of ResortQuest will be recorded in the financial statements of Gaylord, as of completion of the merger, at their respective fair values. Reported financial condition and results of operations of Gaylord issued after completion of the merger will reflect ResortQuest’s balances and results subsequent to the completion of the merger, but will not be retroactively revised to reflect the historical financial position or results of operations of ResortQuest prior to the merger. Following the completion of the merger, the earnings of the combined company will reflect purchase accounting adjustments, including increased amortization and depreciation expense for acquired assets and related tax benefits.

Material U.S. Federal Income Tax Consequences

      The following is a discussion of the material U.S. federal income tax consequences of the merger to ResortQuest stockholders who exchange their shares of ResortQuest common stock for shares of common stock of Gaylord in the merger. This discussion addresses only a ResortQuest stockholder who is a U.S. person. For purposes of this discussion, the term “U.S. person” means:

•	an individual who is a U.S. citizen or U.S. resident alien;

•	a corporation created or organized under the laws of the United States or any state thereof;

•	a trust where (a) a U.S. court is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust; or

•	an estate that is subject to U.S. tax on its worldwide income from all sources.

      The discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, existing regulations promulgated thereunder and current rulings and court decisions, all of which are subject to change, possibly with retroactive effect. It applies only to holders of ResortQuest common stock that hold their ResortQuest common stock as a capital asset within the meaning of Section 1221 of the Code. Tax consequences under state, local and foreign laws are not addressed. Furthermore, the discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular ResortQuest stockholder in light of that stockholder’s individual circumstances or to a ResortQuest stockholder who is subject to special rules, including, without limitation:

•	A financial institution or insurance company

•	A mutual fund

•	A tax-exempt organization

•	A stockholder who is not a citizen or resident of the United States

•	A pass-through entity or an investor in such an entity

•	A dealer or broker in securities or foreign currencies

•	A stockholder who holds individual retirement or other tax-deferred accounts

•	A trader in securities who elects to apply a mark-to-market method of accounting

•	A stockholder who holds ResortQuest common stock as part of a hedge, appreciated financial position, straddle, constructive sale or conversion transaction

•	A stockholder who acquired his or her shares of ResortQuest common stock pursuant to the exercise of employee stock options or otherwise as compensation

      ResortQuest stockholders are strongly urged to consult their tax advisors as to the specific tax consequences to them of the merger in light of their particular circumstances including the applicability and effect of U.S. federal, state, local, foreign and other tax laws.

      The merger has been structured to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to the completion of the merger that ResortQuest receive a written opinion from Akin Gump Strauss Hauer & Feld LLP, in a form reasonably satisfactory to Gaylord, to the effect that the merger will qualify as such a reorganization. In rendering its opinion that the merger will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, Akin Gump Strauss Hauer & Feld LLP will rely on assumptions, including assumptions regarding the absence of changes in existing facts and law and the completion of the merger in the manner contemplated by the merger agreement, and representations and covenants made by Gaylord, GET Merger Sub, Inc. and ResortQuest, including those contained in certificates of officers of Gaylord, GET Merger Sub, Inc. and ResortQuest. If any of those representations, covenants or assumptions is inaccurate, counsel may not be able to render the required opinion and the tax consequences of the merger could differ from those discussed here. An opinion of counsel represents counsel’s best legal judgment and is not binding on the IRS or any court, nor does it preclude the IRS from adopting a contrary position. No ruling has been or will be sought from the IRS on the U.S. federal income tax consequences of the merger.

      Assuming that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Code, for U.S. federal income tax purposes:

•	A ResortQuest stockholder whose shares of ResortQuest common stock are exchanged in the merger for shares of common stock of Gaylord will not recognize gain or loss, except to the extent of cash, if any, received in lieu of a fractional share of Gaylord common stock

•	A ResortQuest stockholder’s tax basis in shares of Gaylord common stock received in the merger will equal (a) the tax basis of the ResortQuest common stock surrendered in the merger, less

(b) the portion of that tax basis allocable to a fractional share of common stock of the combined company for which cash is received, if any

•	A ResortQuest stockholder’s holding period for shares of common stock of the combined company received in the merger will include the holding period for the shares of ResortQuest common stock surrendered in the merger

•	To the extent that a ResortQuest stockholder receives cash in lieu of a fractional share of common stock of the combined company, the stockholder will be deemed to have received that fractional share in the merger and then to have received the cash in redemption of that fractional share. The stockholder will recognize gain or loss equal to the difference between the cash received and the portion of the stockholder’s tax basis in the shares of ResortQuest common stock surrendered allocable to that fractional share. This gain or loss generally will be long-term capital gain or loss if the holding period for those shares of ResortQuest common stock is more than one year at the effective time of the merger

      Payments of cash in lieu of fractional shares made in connection with the merger may be subject to “backup withholding” at a rate of 28%. Backup withholding generally applies if a holder (a) fails to furnish his or her taxpayer identification number, or TIN, (b) furnishes an incorrect TIN, (c) fails properly to include a reportable interest or dividend payment on its United States federal income tax return or (d) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that the holder is not subject to backup withholding. Backup withholding does not constitute an additional tax, but merely an advance payment of tax, which may be refunded to the extent it results in overpayment of tax, provided that the required information is supplied to the IRS.

      Certain persons are generally exempt from backup withholding, including corporations, financial institutions and certain foreign stockholders if such foreign stockholders submit a statement, signed under penalty of perjury, attesting to their exempt status. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each holder of ResortQuest common stock should consult its own tax advisor as to its qualification for exemption from backup withholding and the procedure for obtaining such exemption. All stockholders who are U.S. persons exchanging shares of ResortQuest pursuant to the merger should complete and sign the Substitute Form W-9 included as part of the letter of transmittal, when provided following the merger, to provide the information and certification necessary to avoid backup withholding. Non-corporate foreign stockholders should complete and sign IRS Form W8-BEN, in order to avoid backup withholding.

Regulatory Matters Relating to the Merger

      Under the HSR Act and its associated rules, the merger may not be completed until notifications have been given and certain information and materials have been furnished to and reviewed by the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission and the required waiting period has expired or been terminated. Gaylord and ResortQuest filed the required notification and report forms under the HSR Act with the Federal Trade Commission and the Department of Justice on September 3, 2003 and the waiting period expired on October 3, 2003. However, state antitrust authorities and private parties in certain circumstances may bring legal action under the antitrust laws seeking to enjoin the merger or seeking conditions to the completion of the merger. There can be no assurance that a challenge to the merger on antitrust grounds will not be made, or if a challenge is made that it would not be successful.

Federal Securities Laws Consequences; Stock Transfer Restriction Agreements

      The registration statement of which this joint proxy statement/ prospectus is a part does not cover any resales of the Gaylord common stock to be received by ResortQuest stockholders upon completion of the merger, and no person is authorized to make any use of this joint proxy statement/ prospectus in connection with any such resale.

      All shares of Gaylord common stock received by ResortQuest stockholders in the merger will be freely transferable, except that shares of Gaylord common stock received by persons who are deemed to be “affiliates” of ResortQuest under the Securities Act at the time of ResortQuest’s special meeting may be resold by them only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of ResortQuest for these purposes generally include individuals or entities that control, are controlled by or are under common control with, ResortQuest, and may include directors and executive officers of ResortQuest. The merger agreement requires that ResortQuest use its reasonable best efforts to cause each affiliate to execute a written agreement which provides that such persons will not offer, sell or otherwise dispose of any of the shares of Gaylord common stock issued to them in the merger in violation of the Securities Act or the related SEC rules and regulations promulgated thereunder. The merger agreement permits Gaylord to place appropriate legends on stock certificates of persons deemed affiliates and to issue stop transfer instructions to Gaylord’s stock transfer agent.

Stock Exchange Listing; Delisting and Deregistration of ResortQuest Common Stock

      It is a condition to the merger that the shares of Gaylord common stock issuable in the merger be authorized for listing on the New York Stock Exchange, or NYSE, subject to official notice of issuance. If the merger is completed, ResortQuest common stock will cease to be listed on the NYSE and ResortQuest’s shares will be deregistered under the Exchange Act.

Appraisal Rights

      The Delaware General Corporation Law does not provide appraisal rights to Gaylord or ResortQuest stockholders in connection with the merger.

OPINIONS OF FINANCIAL ADVISORS

Opinion of Gaylord’s Financial Advisor — Deutsche Bank Securities Inc.

      Deutsche Bank Securities Inc., or Deutsche Bank, has acted as financial advisor to Gaylord in connection with the merger. At the August 4, 2003 meeting of the Gaylord’s executive committee of the board of directors, Deutsche Bank delivered its oral opinion, subsequently confirmed in writing as of the same date to the Gaylord board of directors to the effect that, as of the date of such opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank, the exchange ratio of 0.275 pursuant to the merger agreement was fair, from a financial point of view, to Gaylord.

      The full text of Deutsche Bank’s written opinion, dated August 4, 2003, which discusses, among other things, the assumptions made, matters considered and limits on the review undertaken by Deutsche Bank in connection with its opinion, is attached as Annex B to this joint proxy statement/ prospectus and is incorporated herein by reference. Gaylord stockholders are urged to read the Deutsche Bank opinion in its entirety. The following summary, which is qualified in its entirety by reference to the full text of Deutsche Bank’s opinion, discusses the material terms of the opinion.

      In connection with Deutsche Bank’s role as financial advisor to Gaylord, and in arriving at its opinion, Deutsche Bank reviewed certain publicly available financial and other information concerning ResortQuest and Gaylord and internal analyses and other information furnished to it by ResortQuest and Gaylord. Deutsche Bank also held discussions with members of the senior managements of ResortQuest and Gaylord regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, Deutsche Bank:

•	Reviewed the reported prices and trading activity for ResortQuest common stock and Gaylord common stock

•	Compared financial and stock market information for ResortQuest and Gaylord with similar information for selected companies whose securities are publicly traded

•	Reviewed the financial terms of selected recent business combinations which it deemed comparable in whole or in part

•	Reviewed the terms of the merger agreement

•	Performed other studies and analyses and considered other factors as it deemed appropriate

      In preparing its opinion, Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning ResortQuest or Gaylord, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities, of ResortQuest or Gaylord. Deutsche Bank assumed that the financial forecasts and projections, including analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies expected by Gaylord to be achieved as a result of the merger (collectively referred to in this summary as synergies) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of ResortQuest or Gaylord, as the case may be, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections, including the synergies, or the assumptions on which they are based. Deutsche Bank’s opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion.

      In rendering its opinion, Deutsche Bank assumed that, in all respects material to its analysis:

•	The representations and warranties of Gaylord, GET Merger Sub, Inc. and ResortQuest contained in the merger agreement were true and correct

•	Gaylord, GET Merger Sub, Inc. and ResortQuest will each perform all of the covenants and agreements to be performed by it under the merger agreement

•	All conditions to the obligations of each of Gaylord, GET Merger Sub, Inc. and ResortQuest to consummate the merger will be satisfied without any waiver

•	In connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Gaylord or ResortQuest is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Gaylord or ResortQuest or materially reduce the contemplated benefits of the merger to Gaylord.

      In addition, Deutsche Bank was informed by Gaylord, and accordingly for purposes of rendering its opinion Deutsche Bank assumed, that the merger will be tax-free to each of Gaylord and ResortQuest and their respective stockholders.

      Below is a brief summary of the material financial analyses performed by Deutsche Bank in connection with its opinion.

      Analysis of Selected Publicly Traded Companies. Deutsche Bank compared financial information and commonly used valuation measurements for ResortQuest to corresponding information and measurements for a group of three companies in the lodging industry, which we refer to as the selected companies.

           Selected Companies — ResortQuest

Choice Hotels International, Inc.
Prime Hospitality Corp.
Interstate Hotels & Resorts, Inc.

      The financial information and valuation measurements that Deutsche Bank compared included, among other things:

•	Common equity market valuation

•	Enterprise value, which is the common equity market value, as adjusted for debt and cash

•	Ratios of enterprise value to earnings before interest expense, income taxes, depreciation and amortization, or EBITDA

•	Ratios of common equity market prices per share, or equity value, to earnings per share, or EPS

      To calculate the trading multiples for ResortQuest and the selected companies, Deutsche Bank used publicly available information concerning historical and projected financial performance, including analyst reports and published historical financial information and earnings estimates reported by the Institutional Brokers Estimate System, or IBES. IBES is a data service that monitors and publishes compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors.

      Deutsche Bank’s analysis of the selected companies yielded the multiple ranges set forth in the chart below.

Selected Companies
Enterprise value to:	Relevant Multiple Range	Median	ResortQuest

2003E (estimated) EBITDA	6.0-11.5x	8.2x	9.1x
2004E EBITDA	5.5-10.5x	7.6x	8.4x

      Deutsche Bank then determined a range of implied equity values per share by applying the above multiple ranges of the selected companies to the 2003E and 2004E EBITDA of ResortQuest and dividing the resulting implied equity values by the number of outstanding shares of ResortQuest. Deutsche Bank then compared this range of implied equity values per share to the per share value of the merger consideration based on the $20.30 closing price of Gaylord on August 1, 2003, which was $5.58. The following table sets forth the results of this analysis:

	Implied Equity Value Per
Enterprise value to:	Share Range	Merger Consideration

2003E EBITDA	$1.87-$7.14	$5.58
2004E EBITDA	$1.81-$7.00	$5.58

      None of the companies utilized as a comparison are identical to ResortQuest. Accordingly, Deutsche Bank believes the analysis of the publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies.

      Discounted Cash Flow Analysis. Deutsche Bank performed a discounted cash flow analysis of ResortQuest. Deutsche Bank calculated the discounted cash flow value as the sum of the net present values of:

•	The estimated future cash flow that ResortQuest will generate for the years 2003 through 2007, plus

•	ResortQuest’s value at the end of such period, which we refer to as its terminal value

      The estimated future cash flows for the years 2003 through 2007 are based on the financial projections for ResortQuest that were prepared by ResortQuest’s management as adjusted by Gaylord’s management. The terminal values for ResortQuest were calculated based on projected EBITDA for 2007 and a range of multiples of EBITDA ranging from 7.0x to 9.0x. Deutsche Bank used discount rates ranging from 10.5% to 12.5%. Deutsche Bank used these discount rates based on its judgment of the estimated weighted average cost of ResortQuest’s capital and used these EBITDA multiples based on its review of the characteristics of ResortQuest.

      Deutsche Bank observed that the implied value of ResortQuest’s common stock based on the discounted cash flow analysis ranged from $6.35 to $8.47 per share, and compared that range of values to the notional merger consideration of $5.58.

      Premia Analysis. Deutsche Bank reviewed information related to publicly disclosed stock transactions, provided by Securities Data Corporation, involving non-financial companies in the $100-$500 million enterprise value range. For each transaction, Deutsche Bank reviewed the premium or discount to the acquired company’s per share market price one day prior to the announcement of the transaction, one week prior to the announcement of the transaction and four weeks prior to the announcement of the transaction, in each case represented by the acquisition price in the transaction. The following table summarizes the results of this review.

	1 day prior	1 week prior	4 weeks prior

Range:	25%-30%	35%-40%	45%-50%

      Deutsche Bank calculated the implied value of ResortQuest’s common stock by applying the range of premiums above to the closing market prices of ResortQuest’s common stock one day, one week and four weeks prior to August 1, 2003. Deutsche Bank observed that the implied value for ResortQuest’s common stock based upon the premia ranges indicated above were as indicated in the chart below, and compared these ranges of values to the notional merger consideration of $5.58.

	1 day prior	1 week prior	4 weeks prior

Range:	$6.03-$6.27	$6.82-$7.07	$6.16-$6.38

      Analysis of Selected Precedent Transactions. Deutsche Bank reviewed the financial terms, to the extent publicly available, of five completed merger and acquisition transactions announced since January 6, 1999 involving companies in the lodging industry. The transactions reviewed, which are referred to as the selected transactions, were:

Announcement Date	Target	Acquirer

05/02/2002	Interstate Hotels Corporation	MeriStar Hotels & Resorts, Inc.
03/28/2002	Crestline Capital Corporation	Barcelo Gestion Hoterlera, S.L.
03/24/2000	BridgeStreet Accomodations, Inc.	MeriStar Hotels & Resorts, Inc.
02/28/2000	Bristol Hotels & Resorts, Inc.	Bass, PLC
01/06/1999	Execustay Corporation	Marriott International, Inc.

      Deutsche Bank calculated various multiples based on publicly available information for each of the selected transactions. Deutsche Bank then compared implied equity value per share based on the multiple ranges of the selected transactions to the notional merger consideration of $5.58. The following table sets forth the results of this analysis:

	Implied Equity Value Per
Enterprise Value To:	Share Range	Merger Consideration

2003E EBITDA	$2.35-$6.18	$5.58

      All multiples for the selected transactions were based on public information available at the time of announcement of that transaction, without taking into account differing market and other conditions during the four-year period during which the selected transactions occurred. Because the reasons for, and circumstances surrounding, each of the precedent transactions analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of ResortQuest and the companies involved in the selected transactions, Deutsche Bank believes that a comparable transaction analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences between the characteristics of these transactions and the merger that could affect the value of the subject companies and businesses and ResortQuest.

      Historical Exchange Ratio Analysis. Deutsche Bank reviewed the historical ratio of the daily per share market closing prices of ResortQuest common stock divided by the corresponding prices of Gaylord common stock for the two-year, one-year, six-month, three-month and one-month periods prior to August 1, 2003. The average exchange ratios for these time periods and as of such dates were 0.226, 0.197, 0.189 0.198, 0.232 and 0.236, respectively. Deutsche Bank then compared these average daily exchange ratios with the exchange ratio of 0.275.

      Relative Contribution Analysis. Deutsche Bank analyzed the relative contributions of Gaylord and ResortQuest, as compared to ResortQuest’s relative ownership of approximately 14% of the outstanding common stock of the combined company, to the pro forma income statement and balance sheet of the combined company, based on (a) with respect to ResortQuest, the Form 10-K for the year ended December 31, 2002 and financial projections prepared by ResortQuest’s management as adjusted by Gaylord’s management, and (b) with respect to Gaylord, the Form 10-K for the year ended December 31, 2002 and financial projections prepared by Gaylord’s management.

      This analysis demonstrated that on a pro forma combined basis, based on the twelve month period ending December 31, 2002, Gaylord and ResortQuest would account for approximately 77% and 23%, respectively, of the combined company’s pro forma cash net income (EBITDA less net cash interest). For the twelve month period ending December 31, 2003, Deutsche Bank calculated that Gaylord and ResortQuest would account for approximately 82% and 18%, respectively, of the combined company’s pro forma cash net income. For the twelve month period ending December 31, 2004, Deutsche Bank calculated that Gaylord and ResortQuest would account for approximately 82% and 18%, respectively, of the combined company’s pro forma cash net income. For the twelve month period ending December 31, 2005, Deutsche Bank calculated that Gaylord and ResortQuest would account for approximately 81% and 19%, respectively, of the combined company’s pro forma cash net income.

      Pro Forma Combined Earnings Analysis. Deutsche Bank analyzed certain pro forma effects of the merger on earnings. Based on this analysis, Deutsche Bank computed the resulting dilution or accretion to Gaylord’s earnings per share, or EPS, estimate for the fiscal years ending 2003 and 2004, before and after taking into account any potential cost savings from the synergies. Deutsche Bank noted that the merger would be 4.5% and 8.8% accretive to Gaylord’s EPS estimate for the fiscal years ending 2003 and 2004, respectively, without taking into account any cost savings from the synergies, and 12.0% and 19.5% accretive to Gaylord’s EPS estimate for the fiscal years ending 2003 and 2004, respectively, taking into account $10 million in cost savings from the synergies, phased in 50% over the first twelve months and 50% over the remaining time period. To calculate the pro forma earnings estimates, Deutsche Bank used forward estimates of projected financial performance for Gaylord that were prepared by Gaylord management and forward estimates of projected financial performance for ResortQuest that were prepared by ResortQuest’s management, as adjusted by Gaylord management.

      General. The preceding summary describes all analyses and factors that Deutsche Bank deemed material in its presentation to the Gaylord board of directors, but it is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of its analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

      In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Gaylord board of directors as to the fairness to Gaylord, from a financial point of view, of the exchange ratio and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made, and was provided by Gaylord management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Gaylord’s or ResortQuest’s control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Gaylord or ResortQuest or their respective advisors, neither Gaylord nor Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

      The terms of the merger agreement were determined through negotiations between Gaylord and ResortQuest and were approved by the Gaylord board of directors. Although Deutsche Bank provided advice to Gaylord during the course of these negotiations, the decision to enter into the merger agreement was solely that of the Gaylord board of directors. As described above, the opinion and presentation of Deutsche Bank to the Gaylord board of directors was only one of a number of factors taken into consideration by the Gaylord board of directors in making its determination to approve the merger agreement. Deutsche Bank’s opinion was provided to the Gaylord board of directors to assist it in connection with its consideration of the merger and does not constitute a recommendation to any stockholder as to how to vote with respect to the merger.

      Gaylord selected Deutsche Bank as financial advisor in connection with the merger based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Gaylord has retained Deutsche Bank pursuant to a letter agreement between Gaylord and Deutsche Bank, dated August 7, 2002, which we refer to as the engagement letter. Deutsche Bank will be paid a reasonable and customary fee for its services as financial advisor to Gaylord in connection with the merger agreement, a portion of which is contingent upon consummation of the merger. Regardless of whether the merger is consummated, Gaylord has agreed to reimburse Deutsche Bank for reasonable fees and disbursements of Deutsche Bank’s counsel and all of Deutsche Bank’s reasonable travel and other out-of-pocket expenses incurred in connection with the merger or otherwise arising out of the retention of Deutsche Bank under the engagement letter. Gaylord has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement or the merger.

      Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank was paid a fee of $1,000,000 in compensation for advising Gaylord on its recent sale of two radio stations. An affiliate of Deutsche Bank, Deutsche Bank Trust Company Americas (“Deutsche Bank Trust”), is the administrative agent for Gaylord’s $150 million senior term loan facility, $25 million senior revolving credit facility and $50 million subordinated term loan facility. In this capacity Deutsche Bank Trust has received $4,500,000 in underwriting fees (for the ratable benefit of the initial lenders) and $75,000 in administrative fees from Gaylord and Gaylord has reimbursed out-of-pocket expenses incurred by Deutsche Bank Trust in connection with the loans. Deutsche Bank Trust is entitled to receive from Gaylord additional administrative fees in the amount of $75,000 for the first year of the loans and $100,000 for each year thereafter that the loans are outstanding and a commitment fee (for the ratable benefit of all the lenders) equal to 0.5% per year of the average daily unused portion of the $25 million revolving credit facility. In addition, $60,069,948 in proceeds of the loans were used to repay in full an existing loan from Deutsche Bank Trust and other lenders and the remaining net proceeds of the loans of approximately $134 million were deposited into an escrow account with Deutsche Bank Trust for the completion of the construction of the Gaylord Opryland hotel in Texas. In the ordinary course of business, Deutsche Bank or its affiliates may actively trade in the securities and other instruments and obligations of Gaylord and ResortQuest for their own accounts and for the accounts of their customers. Accordingly, Deutsche Bank or its affiliates may at any time hold a long or short position in such securities, instruments and obligations.

Opinion of ResortQuest’s Financial Advisor — Citigroup Global Markets Inc.

      Citigroup Global Markets Inc. (formerly known as Salomon Smith Barney Inc.) has acted as exclusive financial advisor to ResortQuest in connection with the proposed merger. In connection with its engagement, ResortQuest requested that Citigroup evaluate the fairness, from a financial point of view, of the exchange ratio of 0.275 pursuant to the merger agreement to holders of ResortQuest common stock. Citigroup delivered a written opinion to the ResortQuest board of directors on August 4, 2003, to the effect that, as of that date and based upon and subject to the assumptions, considerations and limitations set forth in its opinion, its work described below, its experience as investment bankers and other factors it deemed relevant, the exchange ratio was fair, from a financial point of view, to the holders of ResortQuest common stock.

      The Citigroup opinion and the presentation by Citigroup to the ResortQuest board of directors, in which Citigroup evaluated the fairness, from a financial point of view, of the exchange ratio to the holders of ResortQuest common stock, were among the many factors taken into consideration by the ResortQuest board of directors in making its decision to approve the merger agreement. Please see the section entitled “The Proposed Merger — ResortQuest’s Reasons for the Merger” beginning on page 37 of this joint proxy statement/ prospectus. The terms of the merger were determined through negotiations between ResortQuest and Gaylord, and were approved by the ResortQuest board of directors. Although Citigroup provided advice to ResortQuest during the course of negotiations, the decision to enter into the merger agreement and to agree to the exchange ratio was solely that of the ResortQuest board of directors.

      The full text of Citigroup’s opinion, which sets forth the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Citigroup, is attached to this joint proxy statement/ prospectus as Annex C. The summary of Citigroup’s opinion set forth below is qualified in its entirety by reference to the full text of the opinion. ResortQuest stockholders are urged to read the opinion carefully and in its entirety.

      Citigroup has consented to the inclusion of its opinion and to the inclusion of the summary of its opinion in this joint proxy statement/ prospectus. In giving such consent, Citigroup does not concede that it comes within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or the rules and regulations of the Securities and Exchange Commission thereunder, nor does it concede that it is an expert within the meaning of the term “expert” as used in the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder with respect to any part of the registration statement on Form S-4 of which this joint proxy statement/ prospectus forms a part.

      In connection with rendering its opinion, Citigroup, among other things:

•	Reviewed a draft of the merger agreement dated August 4, 2003

•	Held discussions with certain senior officers, directors and other representatives and advisors of ResortQuest and Gaylord concerning the business, operations, financial condition and prospects of ResortQuest and Gaylord

•	Examined certain publicly available business and financial information relating to ResortQuest and Gaylord and the industries in which they operate

•	Examined financial forecasts and other information and data relating to ResortQuest and Gaylord that were provided to, or otherwise reviewed by or discussed with, Citigroup by the managements of ResortQuest and Gaylord

•	Examined third party appraisals of real estate interests of Gaylord

•	Reviewed the financial terms of the merger as set forth in the merger agreement provided to Citigroup in relation to, among other things, current and historical market prices and trading volumes of ResortQuest common stock and Gaylord common stock, the historical and projected earnings and other operating data of ResortQuest and Gaylord, the historical and projected capitalization and financial condition of ResortQuest and Gaylord, and the capital resources available to and the liquidity requirements of ResortQuest and Gaylord

•	Considered, to the extent publicly available, the financial terms of other transactions effected or proposed which Citigroup considered relevant to its analysis; and analyzed certain industry, financial, stock market, economic and other publicly available information relating to the businesses of other companies whose operations Citigroup considered relevant in evaluating those of ResortQuest and Gaylord

•	Evaluated certain pro forma financial effects of the merger on Gaylord

•	At the direction of ResortQuest, held discussions with selected third parties to solicit indications of interest in the possible acquisition of all or a part of ResortQuest

•	Conducted such other analyses and examinations and considered such other information and industry, financial, economic and market criteria as Citigroup deemed appropriate in arriving at its opinion

      In rendering its opinion, Citigroup assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to it or otherwise reviewed by or discussed with it. With respect to financial forecasts and other information and data relating to ResortQuest and Gaylord provided to or otherwise reviewed by or discussed with it, Citigroup was advised by the respective managements of ResortQuest and Gaylord, and further assumed, that such forecasts and other information and data were reasonably prepared on bases reflecting the best then currently available estimates and judgments of the respective managements of ResortQuest and Gaylord as to the future financial performance of ResortQuest and Gaylord, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the merger and the other matters covered thereby.

      Citigroup assumed Gaylord would obtain additional debt financing at the times, in the amounts and on the terms contemplated by the respective managements of ResortQuest and Gaylord, as discussed with Citigroup. Citigroup assumed that the merger would be consummated in compliance with all applicable laws and in accordance with the terms of the merger agreement, without waiver, modification or amendment of any term, right, condition or agreement in any manner material to Citigroup’s analysis and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the merger, no delay, limitation, restriction or condition would be imposed that would be in any manner material to Citigroup’s analysis or otherwise have an adverse effect on ResortQuest or Gaylord or the contemplated benefits of the merger. Citigroup was advised by representatives of ResortQuest, and further assumed, that the final terms of the merger agreement would not vary from those set forth in the draft reviewed by Citigroup in any manner material to its analysis. Citigroup further assumed that the merger would be treated as a tax-free reorganization for federal income tax purposes.

      The managements of ResortQuest and Gaylord advised Citigroup that the SEC was conducting an investigation of the financial reporting of Gaylord, including the results and transactions that were the subject of the restatement of the historical financial statements of Gaylord for 2000, 2001 and the first nine months of 2002. Citigroup discussed this investigation with the managements of ResortQuest and Gaylord and assumed, with ResortQuest’s consent, that the existence and outcome of the SEC investigation would not have a material adverse effect on Gaylord or the merger or otherwise have a material effect on its analysis.

      Citigroup’s opinion relates to the relative values of ResortQuest and Gaylord. Citigroup did not express any opinion as to what the value of the Gaylord common stock actually will be when issued pursuant to the merger agreement or the price at which the Gaylord common stock at any time will trade. Citigroup’s opinion does not imply any conclusion as to the likely trading range for ResortQuest common stock or Gaylord common stock following the announcement of the merger, which range may vary depending upon, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. Citigroup did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of ResortQuest or Gaylord (other than the real estate appraisals mentioned above), and Citigroup did not make any physical inspection of the properties or assets of ResortQuest or Gaylord or evaluate the solvency or fair value of ResortQuest or Gaylord under any state or federal laws relating to bankruptcy, insolvency or similar matters. With respect to the real estate appraisals, Citigroup was advised by the management of Gaylord that such real estate appraisals were reasonably prepared on bases reflecting the best then currently available estimates and judgments of the management of Gaylord and the preparers thereof as to the matters covered thereby. In addition, Citigroup assumed that there were no material undisclosed liabilities of Gaylord for which adequate reserves or other provisions had not been made.

      Citigroup expressed no view as to, and its opinion does not address, the relative merits of the merger as compared to any alternative business strategies that might exist for ResortQuest or the effect of any other transaction in which ResortQuest might engage. Citigroup’s opinion was necessarily based upon information available to it, and industry, financial, stock market, economic and other conditions and circumstances existing, as of the date of its opinion. Citigroup assumed no responsibility to update or revise its opinion based upon circumstances or events occurring or disclosed to it after August 4, 2003.

      Citigroup’s advisory services and opinion were provided for the information of ResortQuest’s board of directors in its evaluation of the proposed merger and its opinion is not intended to be and does not constitute a recommendation of the merger to ResortQuest or its stockholders, nor does it constitute a recommendation to any stockholder as to how such stockholder should vote on any matter relating to the merger.

      In connection with rendering its opinion, Citigroup made a presentation to the ResortQuest board of directors on August 4, 2003, with respect to the material financial and comparative analyses performed by Citigroup in evaluating the fairness of the exchange ratio. The following is a summary of the analyses provided in that presentation. The summary does not purport to be a complete description of the analyses performed by Citigroup. The summary includes information presented in tabular format. In order to understand fully the analyses used by Citigroup, these tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The following quantitative information, to the extent it is based on market data, is, except as otherwise indicated, based on market data as it existed at or prior to August 4, 2003, and is not necessarily indicative of current or future market conditions.

Historical Exchange Ratio Analysis

      Citigroup reviewed the historical exchange ratios between the ResortQuest common stock and the Gaylord common stock. The exchange ratios used in the analysis were determined by dividing the closing price per share of ResortQuest common stock by the closing price per share of Gaylord common stock on each trading day over the 180-trading day period ended August 1, 2003, the last trading day prior to the delivery of Citigroup’s opinion. Citigroup then examined certain averages of the historical exchange ratios over various periods during such 6-month period. Citigroup also determined an implied premium that the proposed exchange ratio of 0.275 of a share of Gaylord common stock for each share of ResortQuest common stock represented over the historical exchange ratio for each period. This review indicated the following historical exchange ratios and implied premiums:

	Historical Exchange Ratios

	Average	Implied
Period ending August 1, 2003	Exchange Ratio	Premium

1 Day	0.236	16.3%
10-Day Average	0.236	16.5%
30-Day Average	0.229	20.0%
60-Day Average	0.203	35.8%
90-Day Average	0.189	45.4%
180-Day Average	0.192	43.4%

ResortQuest Analysis

      Citigroup performed a stand-alone analysis of ResortQuest using a “Public Market Valuation Analysis,” a “Precedent Transactions Valuation Analysis,” a “Leveraged Buyout Analysis” and a “Discounted Cash Flow Valuation Analysis.” These analyses resulted in a range of values for ResortQuest from $2.85 per share to $6.72 per share, which (based on Gaylord’s stock price on August 1, 2003) produced a range of implied exchange ratios from 0.140 to 0.331.

      Public Market Valuation Analysis. Using stock prices as of August 1, 2003 and publicly available information regarding ResortQuest as well as Wall Street consensus forecasts and estimates, Citigroup compared ResortQuest to a selected group of publicly traded companies in the resort lodging, lodging property management and real estate services industries.

      The six companies that Citigroup used in its analysis are:

Resort Lodging

•	Intrawest Corp.

•	Vail Resorts, Inc.

Lodging Property Management

•	Choice Hotels International, Inc.

•	Interstate Hotels and Resorts

Real Estate Services

•	Jones Lang LaSalle, Inc.

•	Trammell Crow Company

      Citigroup calculated the firm value of each of the selected companies as a multiple of actual 2002 and estimated 2003 and 2004 earnings before interest expense, taxes, depreciation and amortization (EBITDA), as well as the stock price as a multiple of estimated 2003 and 2004 earnings per share (EPS). Based on this information, Citigroup determined a reference range of multiples for the selected group and then calculated a reference range of implied equity values per share for ResortQuest, each as set forth in the following table:

Public Market Valuation

Implied Equity
	Multiple Range	Value per Share

2002 EBITDA	8.0x-8.5x	$4.26-$4.71
2003E EBITDA	7.5x-8.5x	$3.72-$4.61
2004E EBITDA	6.5x-7.5x	$3.59-$4.59
2003E EPS	18.0x-25.0x	$1.43-$1.98
2004E EPS	14.0x-16.0x	$2.62-$2.99

      Based on its analysis, Citigroup determined a reference range of implied equity values per share for ResortQuest from $3.50 to $4.50, which (based on Gaylord’s stock price on August 1, 2003) produced a reference range of implied exchange ratios from 0.172 to 0.222. Citigroup noted that the proposed exchange ratio of 0.275 offered in the merger was greater than this implied range.

      Precedent Transactions Valuation Analysis. Citigroup reviewed and analyzed certain financial, operating and stock market information relating to the following ten selected transactions involving companies in the lodging industry, real estate management company industry and the corporate housing industry:

Lodging

•	CNL Hospitality Properties’ acquisition of RFS Hotel Investors (announced May 2003)

•	MeriStar Hotels & Resorts Inc.’s acquisition of Interstate Hotels (announced May 2002)

•	USFS Acquisition Co.’s acquisition of U.S. Franchise Systems, Inc. (announced September 2000)

•	Bass PLC’s acquisition of Bristol Hotels & Resorts Inc. (announced February 2000)

Real Estate Management Companies

•	CB Richard Ellis Inc.’s acquisition of Insignia Financial Group Inc. (announced February 2003)

•	Blum Capital Partners LP’s acquisition of CB Richard Ellis Inc. (announced November 2000)

•	Insignia Financial Group Inc.’s acquisition of Douglas Elliman (announced May 1999)

Corporate Housing

•	MeriStar Hotels & Resorts Inc.’s acquisition of Bridgestreet Accommodation (announced March 2000)

•	Equity Residential Properties’ acquisition of Globe Business Resources Inc. (announced January 2000)

•	Marriott International Inc.’s acquisition of Execustay Corp. (announced January 1999)

      Citigroup reviewed the multiples of firm value to both EBITDA for the twelve months preceding the announcement (LTM) of each of the selected transactions and estimated EBITDA for the fiscal year in which the announcement occurred (FY+1). Based on this information, Citigroup determined a reference range of multiples for the precedent transactions and then calculated a reference range of implied equity values per share for ResortQuest, each as set forth in the following table:

Precedent Transactions Valuation

Implied Equity
	Multiple Range	Value per Share

LTM EBITDA	8.5x-10.5x	$3.49-$5.01
FY+1 EBITDA	7.5x-9.5x	$3.72-$5.51

      Based on its analysis, Citigroup determined a reference range of implied equity values per share for ResortQuest from $3.50 to $5.25, which (based on Gaylord’s stock price on August 1, 2003) produced a reference range of implied exchange ratios from 0.172 to 0.259. Citigroup noted that the proposed exchange ratio of 0.275 offered in the merger was greater than this implied range.

      LBO Analysis. Citigroup performed an analysis designed to determine the price that could be paid by a financial investor to complete a leveraged buyout (LBO) of ResortQuest, based on internal estimates and projections of ResortQuest’s management. For purposes of such analysis, Citigroup assumed, among other things, (a) the equity sponsor of the LBO would seek a rate of return on its equity investment in four years of approximately 25-35%, (b) a 2007 EBITDA exit multiple for ResortQuest of 7.5x, (c) a total debt to estimated 2003 EBITDA multiple of 3.0x and (d) interest expenses calculated at an annual rate of 8%.

      Based on its analysis, Citigroup determined a reference range of implied equity values per share for ResortQuest from $2.85 to $4.20, which (based on Gaylord’s stock price on August 1, 2003) produced a reference range of implied exchange ratios from 0.140 to 0.207. Citigroup noted that the proposed exchange ratio of 0.275 offered in the merger was greater than this implied range.

      Discounted Cash Flow Valuation Analysis. Citigroup performed a discounted cash flow analysis of ResortQuest to estimate the present value of the stand-alone, unlevered, after-tax free cash flows that ResortQuest could generate over fiscal years 2003 through 2007, based on internal estimates and projections of ResortQuest’s management. Citigroup derived an implied equity reference range for ResortQuest by applying a reference range of selected EBITDA terminal value multiples of 7.0x to 8.0x to ResortQuest’s estimated 2007 EBITDA. The present value of the cash flows and terminal values were calculated using discount rates ranging from 13% to 14%.

      Based on its analysis, Citigroup determined a reference range of implied equity values per share for ResortQuest from $5.52 to $6.72, which (based on Gaylord’s stock price on August 1, 2003) produced a reference range of implied exchange ratios from 0.272 to 0.331. Citigroup noted that the proposed exchange ratio of 0.275 offered in the merger was within this implied range.

Gaylord Analysis

      Citigroup performed a stand-alone analysis of Gaylord using a “sum-of-the-parts” valuation of Gaylord’s principal businesses, significant investments, other assets and liabilities and corporate overhead in order to derive an implied per share equity value for Gaylord. Citigroup examined and separately valued each of the following Gaylord businesses, investments, assets and liabilities:

Operations

•	Gaylord Opryland Resort & Convention Center in Nashville, Tennessee

•	Gaylord’s Radisson Opryland Hotel in Nashville

•	Gaylord Palms Resort & Convention Center in Kissimmee, Florida

•	Gaylord’s Attractions business, including the Grand Ole Opry, General Jackson Showboat, Wildhorse Saloon, Ryman Auditorium, Springhouse Golf Club, Corporate Magic, Grand Ole Opry Tours and Gaylord Program Services Inc.

•	Radio station WSM-AM in Nashville

Projects

•	Gaylord Opryland Texas in Grapevine, Texas

Other

•	Gaylord’s investment in Bass Pro Shops

•	Gaylord’s investment in the Oklahoma City Redhawks, a minor-league baseball team

•	Gaylord’s investment in the Nashville Predators, a National Hockey League team

•	Gaylord’s tax liabilities under a secured forward exchange contract

•	Real estate properties not valued as part of another business segment

Corporate Overhead

      The sum-of-the-parts valuation analysis resulted in a reference range of per share equity values for Gaylord from $18.72 per share to $25.87 per share.

      Gaylord Opryland Resort & Convention Center. Citigroup performed a discounted cash flow analysis, a public market valuation analysis and a capitalization rate valuation analysis to evaluate the Gaylord Opryland hotel. Citigroup also reviewed the appraised values prepared in October 2000 by Horwath Landauer Hospitality Company, an affiliate of Grubb & Ellis. Based on its analysis and the appraised values, Citigroup determined a reference range of implied values for the Gaylord Opryland hotel from $450 million to $500 million.

      Gaylord’s Radisson Opryland Hotel. Citigroup performed a capitalization rate valuation analysis of Gaylord’s Radisson Hotel. Based on its analysis, Citigroup determined an implied value of $15 million for the property.

      Gaylord Palms Resort & Convention Center. Citigroup performed a discounted cash flow analysis, a public market valuation analysis and a capitalization rate valuation analysis to evaluate the Gaylord Palms hotel. Citigroup also reviewed the appraised values prepared in March 2003 by Cushman & Wakefield. Based on its analysis and the appraised values, Citigroup determined a reference range of implied values for the Gaylord Palms hotel from $350 million to $400 million.

      Gaylord’s Attractions Business. Citigroup performed a discounted cash flow analysis and public market valuation analysis to evaluate Gaylord’s Attractions business. Based on its analysis, Citigroup determined a reference range of implied values for the Attractions business from $90 million to $110 million.

      Radio Station WSM-AM. Citigroup determined the “stick value” (the estimated value of a broadcast radio station in a given media market) for WSM-AM and, based on this value, determined a reference range of implied values for the radio station from $15 million to $20 million.

      Gaylord Opryland Texas. Citigroup performed a discounted cash flow analysis to evaluate the Gaylord Opryland hotel in Grapevine, Texas, which is under construction and scheduled to open in April of 2004, according to Gaylord management. Citigroup also reviewed the appraised values prepared by Cushman & Wakefield. Based on its analysis and the appraised values, Citigroup determined a reference range of implied values for the Gaylord Opryland hotel in Texas from $20 million to $50 million.

      Gaylord’s Investment in Bass Pro Shops. Citigroup performed a discounted cash flow analysis and public market valuation analysis to evaluate Gaylord’s investment in Bass Pro Shops. Based on its analysis, Citigroup determined a reference range of implied values for Gaylord’s investment in Bass Pro Shops from $130 million to $160 million.

      Gaylord’s Investment in the Oklahoma City Redhawks. Because Gaylord has entered into an agreement for the sale of the Redhawks, Citigroup used the purchase price specified in the sales contract to determine a reference range of implied values for the minor league baseball team from $6 million to $7 million.

      Gaylord’s Investment in the Nashville Predators. Because Gaylord has the right to require the Predators to repurchase Gaylord’s interest in the Predators, Citigroup used the schedule of payments specified in the put option contract discounted at a rate of 9.5% to determine an implied value for the investment in the NHL franchise of $18 million. For more information regarding the put option contract, please see the section entitled “The Companies — Gaylord — Corporate and Other” beginning on page 59 of this joint proxy statement/ prospectus.

      Real Estate Properties Not Valued as Part of Another Business Segment. Based on Gaylord management estimates, Citigroup determined a reference range of implied values for Gaylord’s other real estate properties from $25 million to $30 million.

      Gaylord’s Tax Liabilities under a Secured Forward Exchange Contract. Citigroup performed a valuation of potential tax liabilities under a secured forward exchange contract. Based on its analysis, Citigroup determined a reference range of implied liabilities of $20 million to $100 million.

      Corporate Overhead. Based on Gaylord management estimates, Citigroup determined a reference range of implied corporate overhead expenses (excluding non-cash lease expenses and net of management fees on Gaylord’s hotel properties) from $154 million to $179 million.

Other Factors

      In rendering its opinion, Citigroup also reviewed and considered other factors, including:

•	The relationship between movements in ResortQuest common stock and movements in the common stock of selected companies in the lodging industries for the period from August 1, 2002 through August 1, 2003

•	The relationship between movements in Gaylord common stock and movements in the Russell 2000 Index and in the common stock of selected companies in the hotel and media industries for the period from August 1, 2002 through August 1, 2003

•	The relative contributions of ResortQuest and Gaylord to the pro forma combined company, using actual and management estimates of revenues and EBITDA for various periods

•	Historical trading prices and trading volumes for ResortQuest and Gaylord common stock for the period from August 1, 2002 through August 1, 2003

•	Profiles of ResortQuest’s and Gaylord’s respective stockholder bases

Other Considerations

      The preceding discussion is a summary of the material financial analyses furnished by Citigroup to the ResortQuest board of directors but it does not purport to be a complete description of the analyses performed by Citigroup or of its presentation to the ResortQuest board of directors. The preparation of financial analyses and fairness opinions is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. Citigroup made no attempt to assign specific weights to particular analyses or factors considered, but rather made qualitative judgments as to the significance and relevance of all the analyses and factors considered and determined to give its fairness opinion as described above. Accordingly, Citigroup believes that its analyses, and the summary set forth above, must be considered as a whole, and that selecting portions of the analyses and of the factors considered by Citigroup, without considering all of the analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Citigroup and its opinion. With respect to comparable companies and similar and precedent transaction analyses summarized above, Citigroup selected comparable companies and similar and precedent transactions on the basis of various factors, including size, similarity of line of business and terms of transactions; however, no company utilized in these analyses is identical to ResortQuest or Gaylord and no precedent transaction is identical to the proposed merger. As a result, these analyses are not purely mathematical, but also take into account differences in financial and operating characteristics of the subject companies and other factors that could affect the transaction or public trading value of the subject companies to which ResortQuest and Gaylord are being compared.

      In its analyses, Citigroup made numerous assumptions with respect to ResortQuest, Gaylord, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of ResortQuest and Gaylord. Any estimates contained in Citigroup’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to substantial uncertainty, none of ResortQuest, Gaylord, the ResortQuest board of directors, the Gaylord board of directors, Citigroup or any other person assumes responsibility if future results or actual values differ materially from the estimates or are not achieved during the time periods contemplated. Citigroup’s analyses were prepared solely as part of its analysis of the fairness of the exchange ratio and were provided to the ResortQuest board of directors in that connection. The opinion of Citigroup was only one of the factors taken into consideration by the ResortQuest board of directors in making its determination to approve the merger agreement and the merger. Please see the section entitled “The Proposed Merger — ResortQuest’s Reasons for the Merger” beginning on page 37 of this joint proxy statement/ prospectus.

      Citigroup is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. ResortQuest selected Citigroup to act as its financial advisor on the basis of its international reputation and experience and its familiarity with ResortQuest and its business. Citigroup and its predecessors and affiliates have in the past provided, and currently provide, investment banking and other services to ResortQuest unrelated to the merger, for which Citigroup and its affiliates have received and may receive compensation. An affiliate of Citigroup, Citibank, N.A., acts as an agent, arranger and lender under ResortQuest’s senior credit facility. In this capacity, Citibank has received $450,000 in arrangement fees and $771,484 in amendment fees from ResortQuest and ResortQuest has reimbursed out-of-pocket expenses incurred by Citibank in connection with the senior credit facility. Citibank is also entitled to a fee of $5,000 per quarter pursuant to the senior credit facility. In the ordinary course of its business, Citigroup and its affiliates may actively trade or hold the securities of ResortQuest, Gaylord and/or their respective affiliates for its own account or for the accounts of its customers and, accordingly, may at any time hold a long or short position in those securities. Citigroup and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with ResortQuest and Gaylord and their respective affiliates.

      Pursuant to the terms of an engagement letter, ResortQuest agreed to pay Citigroup a customary financial advisory fee, a portion of which was payable upon delivery of the opinion and an additional significant portion of which will be payable upon the consummation of the merger. ResortQuest has also agreed to reimburse Citigroup for its reasonable travel and other expenses incurred in connection with its engagement, including the reasonable fees and expenses of its outside counsel, and to indemnify Citigroup and related persons against specific liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws.

THE COMPANIES

Gaylord

      Gaylord Entertainment Company is a diversified hospitality company operating principally in three groups: (a) Hospitality, (b) Attractions and (c) Corporate and Other. The Hospitality segment comprises the operations of the Gaylord Hotels properties and the Radisson Hotel at Opryland. The Attractions segment represents all of the Nashville-area attractions, including the Grand Ole Opry, General Jackson Showboat, Ryman Auditorium, Springhouse Golf Club and the Wildhorse Saloon. It also includes the results of Gaylord’s radio station WSM-AM and Corporate Magic, Gaylord’s corporate event production business. The Corporate and Other segment includes corporate expenses and results from investments in sports franchises and minority investments. These three business segments — Hospitality, Attractions and Corporate and Other — represented 83.7%, 16.2%, and 0.1%, respectively of total revenues in the calendar year ended December 31, 2002.

Hospitality

      Gaylord Hotels — Strategic Plan. Gaylord’s goal is to become the nation’s premier brand in the meetings and convention sector. To accomplish this, Gaylord’s business strategy is to develop resorts and convention centers in desirable event destinations that are created based in large part on the needs of meeting planners and attendees. Using the slogan “All in One Place,” Gaylord Hotels incorporate meeting, convention and exhibition space with a large hotel property so the attendees never have to leave the location during their meetings. This concept of a self-contained destination dedicated primarily to the meetings industry has made the Gaylord Opryland Resort and Convention Center (“Gaylord Opryland”) in Nashville one of the leading convention hotels in the country. In addition to operating Gaylord Opryland in Nashville, Gaylord opened its Gaylord Palms Resort and Convention Center (“Gaylord Palms”) in Kissimmee, Florida in January 2002, is scheduled to open its new Gaylord hotel in Grapevine, Texas in April of 2004, and has the option to purchase land for the development of a hotel in the Washington, D.C. area. Gaylord believes that its new convention hotels will enable it to capture additional convention business from groups that currently utilize Gaylord Opryland but must rotate their meetings to other locations due to their attendees’ desires to visit different areas. Gaylord also anticipates that its new hotels will capture new group business that currently does not come to the Nashville market and will seek to gain additional business at Gaylord Opryland in Nashville once these groups have experienced a Gaylord hotel in other markets.

      Gaylord Opryland Resort and Convention Center — Nashville, Tennessee. Gaylord’s flagship, Gaylord Opryland in Nashville, is one of the leading convention destinations in the United States. Designed with the lavish gardens and magnificent charm of a glorious Southern mansion, the resort is situated on approximately 172 acres in the Opryland complex. Gaylord Opryland is one of the largest hotels in the United States in terms of number of guest rooms. It also serves as a destination resort for vacationers due to its proximity to the Grand Ole Opry, the General Jackson showboat, the Springhouse Golf Club (Gaylord’s 18-hole championship golf course), and other attractions in the Nashville area. Gaylord Opryland has 2,881 guest rooms, four ballrooms with approximately 124,000 square feet, 85 banquet/meeting rooms, and total dedicated exhibition space of approximately 289,000 square feet. Total meeting, exhibit and pre-function space in the hotel is approximately 600,000 square feet.

      Gaylord Palms Resort and Convention Center — Kissimmee, Florida. Gaylord opened its Gaylord Palms Resort and Convention Center in Kissimmee, Florida in January 2002. Gaylord Palms has 1,406 signature guest rooms and approximately 400,000 square feet of total meeting and exhibit space. The hotel is situated on a 65-acre site in Osceola County, Florida and is approximately 5 minutes from the main gate of the Walt Disney World® Resort complex. Gaylord Palms has a full-service spa, which with 20,000-square feet of dedicated space (over 25 treatment rooms) is one of the largest spas in Central Florida. Hotel guests also have golf privileges at the world class Falcon’s Fire Golf Club, located a half-mile from the property.

      Gaylord Opryland Texas. Gaylord began construction on its new Gaylord hotel in Grapevine, Texas in June of 2000, and the hotel is scheduled to open in April of 2004. The 1,511 room hotel and convention center is located eight minutes from the Dallas/ Fort Worth Airport. Like its sister property in Kissimmee, Florida, our Texas hotel will feature a grand atrium enclosing several acres as well as over 400,000 square feet of pre-function, meeting and exhibition space all under one roof. The property will also include a number of themed restaurants with an additional restaurant located on the point overlooking Lake Grapevine.

      Gaylord Hotels Development Plan. In January 2000, Gaylord announced plans to develop a Gaylord hotel on property to be acquired on the Potomac River in Prince George’s County, Maryland (in the Washington, D.C. market). This project is subject to the availability of financing and resolution of certain zoning issues and final approval of Gaylord’s board of directors. Gaylord’s management is also considering other sites to locate future Gaylord Hotels properties.

      Radisson Hotel at Opryland. Gaylord also owns and operates the Radisson Hotel at Opryland, a Radisson franchise hotel which is located across the street from Gaylord Opryland. The hotel has 303 rooms and approximately 14,000 square feet of meeting space. In March 2000, the Company entered into a 20-year franchise agreement with Radisson in connection with the operation of this hotel.

Attractions

      The Grand Ole Opry. The Grand Ole Opry, which celebrated its 75th anniversary in 2000, is one of the most widely known platforms for country music in the world. The Opry features a live country music show with performances every Friday and Saturday night, as well as Tuesday Night Opry’s on a seasonal basis. The Opry House, home of the Grand Ole Opry, is located in the Opryland complex. The Grand Ole Opry moved to the Opry House in 1974 from its most famous home in the Ryman Auditorium in downtown Nashville.

      Each week the Grand Ole Opry is broadcast live to millions of country lifestyle consumers on terrestrial radio via Westwood One, and WSM-AM, on satellite radio via Sirius Satellite Radio and on television via the Great American Country network. The broadcast of the Opry is also streamed on the Internet via www.opry.com and www.wsmonline.com. The show has been broadcast since 1925 on WSM-AM, making it the longest running live radio program in the world. The television broadcast schedule on the Great American Country network includes 52 weekly telecasts airing on Saturday nights at 8 p.m. EST and repeating three times on weekends and twice on Tuesday evenings. The Grand Ole Opry is also re-aired on 205 radio stations across the country through syndication of “America’s Grand Ole Opry Weekend,” which is distributed by Westwood One. In addition to performances by members, the Grand Ole Opry presents performances by many other country music artists.

      Ryman Auditorium. The Ryman Auditorium, which was built in 1892 and seats approximately 2,300, was recently designated as a National Historic Landmark. The former home of the Grand Ole Opry, the Ryman Auditorium was renovated and re-opened in 1994 for concerts and musical productions. Also, the Grand Ole Opry returns to the Ryman Auditorium periodically, most recently from November 2002 to February 2003.

      The General Jackson Showboat. Gaylord operates the General Jackson, a 300-foot, four-deck paddle wheel showboat, on the Cumberland River, which flows past the Gaylord Opryland complex in Nashville. Its Victorian Theatre can seat 620 people for banquets and 1,000 people for theater-style presentations. The showboat stages Broadway-style shows and other theatrical productions. The General Jackson is one of many sources of entertainment that Gaylord makes available to conventions held at Gaylord Opryland. During the day it operates cruises, primarily serving tourists visiting the Opryland complex and the Nashville area.

      The Springhouse Golf Club. Home to a Senior PGA Tour event since 1994 and minutes from Gaylord Opryland, the Springhouse Golf Club was designed by former U.S. Open and PGA Champion

Larry Nelson. The 43,000 square-foot antebellum-style clubhouse offers meeting space for up to 450 guests.

      The Wildhorse Saloon. Since 1994, Gaylord has owned and operated the Wildhorse Saloon, a country music performance venue on historic Second Avenue in downtown Nashville. The three story, 66,000 square-foot facility includes a dance floor of approximately 2,500 square feet, a restaurant and banquet facility which can accommodate up to 2,000 guests.

      Corporate Magic. In March 2000, Gaylord acquired Corporate Magic, Inc., a company specializing in the production of creative and entertainment events in support of the corporate and meeting marketplace. We believe the event and corporate entertainment planning function of Corporate Magic complements the meeting and convention aspects of our Gaylord Hotels business.

      WSM-AM. WSM-AM commenced broadcasting in 1925. The involvement of Gaylord’s predecessors with country music dates back to the creation of the Grand Ole Opry, which has been broadcast live on WSM-AM since 1925. WSM-AM is broadcast from the Gaylord Opryland complex in Nashville and has a country music format. WSM-AM went on the air in 1925 and is one of the nation’s 25 “clear channel” stations, meaning that no other station in a 750-mile radius uses the same frequency for nighttime broadcasts. As a result, the station’s signal, transmitted by a 50,000 watt transmitter, can be heard at night in much of the United States and parts of Canada.

      On July 21, 2003, Gaylord, through its wholly-owned subsidiary Gaylord Investments, Inc., sold the assets primarily used in the operations of WSM-FM and WWTN(FM) to Cumulus Broadcasting, Inc. for $62.5 million in cash, and Gaylord entered into a joint sales agreement with Cumulus for WSM-AM in exchange for approximately $2.5 million in cash. Under the joint sales agreement with Cumulus, Cumulus will sell all of the commercial advertising on WSM-AM and provide certain sales promotion and billing and collection services relating to WSM-AM, all for a specified fee. The joint sales agreement has a term of five years.

Corporate and Other

      Bass Pro Shops. Gaylord owns a 19% interest in Bass Pro, Inc. Bass Pro, Inc. owns and operates Bass Pro Shops, a retailer of premium outdoor sporting goods and fishing tackle. Bass Pro Shops serves its customers through an extensive mail order catalog operation, a retail center in Springfield, Missouri, and additional retail stores at Opry Mills in Nashville and in various other U.S. locations.

      Nashville Predators. Gaylord owns a 12.84% interest in the Nashville Hockey Club Limited Partnership, a limited partnership that owns the Nashville Predators, a National Hockey League franchise that begins its sixth season in the fall of 2003. In July of 2002 and 2003 respectively, Gaylord exercised the first two of its three put options, each of which gives Gaylord the right to require that the Predators repurchase one-third of its interest in the partnership. To date, the Predators have not completed this repurchase. In August 1999, Gaylord entered into a Naming Rights Agreement with the limited partnership whereby Gaylord purchased the right to name the Nashville Arena the “Gaylord Entertainment Center” and to place certain advertising within the arena. Under the agreement, which has a 20-year term, Gaylord is required to make annual payments, beginning at $2,050,000 in the first year and with a 5% escalation each year thereafter, and to purchase a minimum number of tickets to Predators games each year. Gaylord contends that it made the payment due under the Naming Rights Agreement by way of set off against obligations owed pursuant to the put option. Gaylord and the Nashville Hockey Club Limited Partnership currently are in litigation to resolve the disputes regarding the team ownership and the naming rights for the Gaylord Entertainment Center.

      Viacom. Gaylord holds an investment of approximately 11 million shares of Viacom Class B common stock, which was received as the result of the sale of television station KTVT to CBS in 1999 and the subsequent acquisition of CBS by Viacom in 2000. Gaylord entered into a secured forward exchange contract related to 10.9 million shares of the Viacom stock in 2000. The secured forward exchange contract protects Gaylord against decreases in the fair market value of the Viacom stock, while providing for participation in increases in the fair market value. At June 30, 2003, the fair market value of Gaylord’s investment in the shares of Viacom stock was $480.4 million, or $43.66 per share. The secured forward exchange contract protects Gaylord from market decreases below $56.04 per share, thereby limiting Gaylord’s market risk exposure related to the Viacom stock. At per share prices greater than $56.04, Gaylord retains 100% of the per-share appreciation to a maximum per-share price of $75.66. For per-share appreciation above $75.66, Gaylord participates in 25.9% of the appreciation.

ResortQuest

      ResortQuest is one of the leading providers of vacation condominium and home rental property management services in premier destination resorts located in the United States and Canada. ResortQuest has developed the first and only branded international network of vacation rental properties, and currently offers management services to approximately 20,000 rental properties. ResortQuest’s operations are in more than 50 premier beach, mountain, desert and Hawaiian resort locations.

      ResortQuest’s rental properties are generally second homes or investment properties owned by individuals who assign to ResortQuest the responsibility of managing, marketing and renting their properties. ResortQuest earns management fees as a percentage of the rental income from each property, but has no ownership interest in the properties. In addition to the vacation property management business, ResortQuest offers real estate brokerage services and other rental and property owner services. ResortQuest has also developed an industry leading proprietary vacation rental management software, First Resort Software, with over 900 licenses sold to vacation property management companies.

      ResortQuest provides value-added services to both vacationers and property owners. For vacationers, ResortQuest offers the value, convenience and features of a condominium or home while providing many of the amenities and services of a hotel. For property owners, ResortQuest offers a comprehensive package of marketing, management and rental services designed to enhance rental income and profitability while providing services to maintain the property. Property owners also benefit from ResortQuest’s QuestPerks program, which offers benefits such as discounts on lodging, air travel and car rentals. To manage guests’ expectations, ResortQuest has developed and implemented a five-tier rating system that segments its property portfolio into five categories: Quest Home, Platinum, Gold, Silver and Bronze.

      Utilizing its marketing database, ResortQuest markets its properties through cable television ad campaigns and various other media channels. ResortQuest has significant distribution through ResortQuest.com, its proprietary website offering “real-time” reservations, and its inventory distribution partnerships that include Expedia, Travelocity, Condosaver, retail travel agents, travel wholesalers and others. ResortQuest is constantly enhancing its website to improve the booking experience for leisure travelers. In addition to detailed property descriptions, virtual tours, interior and exterior photos, floor plans and local information, vacationers can search for properties by date, activity, event or location; comparison shop among similar vacation rental units; check for special discounts and promotions; and obtain maps and driving directions.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

Interests of Certain Executive Officers and Directors of Gaylord in the Merger

      Certain directors and executive officers of Gaylord have interests in the merger as individuals in addition to, and that may be different from, the interests of stockholders generally. Specifically, Colin V. Reed, Gaylord’s President and Chief Executive Officer and director, served on ResortQuest’s board of directors from August 1, 2000 to October 11, 2002. In conjunction with his service as a director, Mr. Reed received options to purchase 20,000 shares of ResortQuest common stock that expire on October 11, 2003. Additionally, Mr. Reed owns 5,000 shares of ResortQuest common stock. Michael D. Rose, Chairman of Gaylord’s board of directors, beneficially owns 10,000 shares of ResortQuest common stock and previously served on ResortQuest’s board of directors from May 8, 1998 until March 1, 2001. Finally, Mr. Reed, Mr. Rose, Mr. Dickinson, Mr. Gaylord and Ms. Everest, directors of Gaylord, entered into a stock voting agreement with ResortQuest pursuant to which they agree to vote approximately 4% of the outstanding stock of Gaylord, and use their reasonable best efforts to cause to be voted approximately 25% of the outstanding stock of Gaylord, in favor of the proposal to issue shares of Gaylord common stock in the merger. Gaylord’s board of directors was aware of these interests and considered them, among other matters, in its decision to approve the merger agreement and in determining to recommend to Gaylord’s stockholders to vote for the issuance of shares of Gaylord common stock under the merger agreement.

Interests of Certain Executive Officers and Directors of ResortQuest in the Merger

      Members of ResortQuest’s board of directors and executive officers may have interests in the merger as individuals in addition to, and that may be different from, the interests of stockholders generally. These interests include new employment agreements for certain executive officers, a severance arrangement for Mr. Collins, a change of control payment for Mr. Olin, immediate vesting of unvested options held by executive officers and a stock voting agreement entered into by the directors, as described in greater detail below. ResortQuest’s board of directors was aware of these interests and considered them, among other matters, in its decision to approve the merger agreement and in determining to recommend to ResortQuest’s stockholders to vote for the approval and adoption of the merger agreement.

New Employment Agreements with each of L. Park Brady, Jr., Stephen D. Caron, John W. McConomy, James S. Olin and Robert J. Adams

      ResortQuest currently has an employment agreement with each of L. Park Brady, Jr., Stephen D. Caron, John W. McConomy, James S. Olin and Robert J. Adams. In connection with the signing of the merger agreement, Gaylord has entered into new employment agreements with each of these officers that will become effective upon completion of the merger and will at such time supercede and replace the existing employment agreements between these officers and ResortQuest.

      Each of the agreements with Messrs. Brady, Caron and McConomy has an initial term of four years and automatically renews for successive one-year terms unless written notice not to renew the agreement is given at least 90 days prior to the expiration of the then-current term. The agreements provide for Messrs. Brady, Caron and McConomy to serve as ResortQuest’s Chief Operating Officer, Chief Information Officer and Chief Administrative Officer, respectively, for minimum annual base salaries of $190,000, $175,000 and $190,000, respectively. The agreements provide for annual target bonus opportunities equal to up to 35% of each officer’s annual base salary. Each of these executives will receive a grant of an option to purchase 15,000 shares of Gaylord common stock and 8,000 restricted stock units under Gaylord’s 1997 Omnibus Stock Option and Incentive Plan when he becomes an employee of Gaylord. The exercise price of the options will equal the fair market value of a share of Gaylord common stock on the date of grant. The options will vest over four years, with 25% vesting on each anniversary of the date of grant. The restricted stock units will vest on February 1, 2008. The agreements provide that each of Messrs. Brady, Caron and McConomy will receive severance payments equal to his base salary for 12 months, payable in installments as normal payroll over the 12 month period following his termination, in the event of termination of his employment by Gaylord without “cause” or by the executive for “good reason.” In addition, each executive would receive any unpaid year-end bonuses from prior years; a pro-rata bonus for the year in which such termination occurred (provided the executive was employed for at least six months during that year); accrued and unpaid vacation pay and other benefits owed; the portion of any restricted stock or restricted stock unit grant that is free from restrictions as of the termination date and the acceleration and immediate release of restricted stock or restricted stock unit grants scheduled to vest in the 12 months following termination; all vested options and the acceleration and immediate vesting of all unvested options scheduled to vest in the 12 months following termination; and continued medical and life insurance coverage for 12 months. If termination occurs within one year of the date of the agreement, the terminated executive shall receive an additional year of base salary and an amount equal to twice the maximum amount the executive may earn as a year-end bonus for the year in which termination occurs. Additional severance payments are required in the event the executive terminates his employment for “good reason” or Gaylord terminates him without “cause” within one year following a change of control. If payments made to an officer in connection with a change of control are subject to excise tax under the provisions of Section 4999 of the Internal Revenue Code, each agreement provides that Gaylord will pay the officer an additional amount such that the amount retained by him would equal the net amount of payments which would have been received by him absent application of the excise tax. Each of Messrs. Brady, Caron and McConomy has agreed, pursuant to their agreements, not to compete with Gaylord during the term of his employment and for a period of one year following termination of his employment.

      Mr. Olin’s agreement has an initial term of four years and automatically renews for successive one-year terms unless written notice not to renew the agreement is given at least 90 days prior to the expiration of the then-current term. Pursuant to the agreement, Mr. Olin shall serve as ResortQuest’s President and Chief Executive Officer. His minimum annual base salary is $350,000 and the agreement provides for an annual target bonus opportunity equal to up to 55% of Mr. Olin’s annual base salary. Mr. Olin will receive a grant of an option to purchase 50,000 shares of Gaylord common stock and 44,000 restricted stock units under Gaylord’s 1997 Omnibus Stock Option and Incentive Plan when he becomes an employee of Gaylord. The exercise price of the option will equal the fair market value of a share of Gaylord common stock on the date of grant. The option will vest over four years, with 25% vesting on each anniversary of the date of grant. The restricted stock units will vest on February 1, 2008. Mr. Olin will receive severance payments equal to his base salary for 12 months, payable in installments as normal payroll over the 12 month period following his termination, in the event of termination of his employment by Gaylord without “cause” or by him for “good reason.” In addition, Mr. Olin would receive any unpaid year-end bonuses from prior years; a pro-rata bonus for the year in which such termination occurred (provided he was employed for at least six months during that year); accrued and unpaid vacation pay and other benefits owed; the portion of any restricted stock or restricted stock unit grant that is free from restrictions as of the termination date and the acceleration and immediate release of restricted stock or restricted stock unit grants scheduled to vest in the 12 months following termination; all vested options and the acceleration and immediate vesting of all unvested options scheduled to vest in the 12 months following termination; and continued medical and life insurance coverage for 12 months. Additional severance payments are required in the event Mr. Olin terminates his employment for “good reason” or Gaylord terminates him without “cause” within one year following a change of control. If payments made to Mr. Olin in connection with a change of control are subject to excise tax under the provisions of Section 4999 of the Internal Revenue Code, the agreement provides that Gaylord will pay him an additional amount such that the amount retained by him would equal the net amount of payments which he would have received absent application of the excise tax. Mr. Olin agrees not to compete with Gaylord during the term of his employment and for a period of one year following termination of his employment.

      Gaylord also entered into a letter agreement with Mr. Olin pursuant to which (a) he will receive $1.25 million in cash on the closing date of the merger and (b) in the event that the merger has closed by the dates that the obligations arise, Gaylord has agreed to assume the obligations pursuant to Mr. Olin’s current employment agreement with ResortQuest, to purchase his Memphis home (in conjunction with his relocation to Destin, Florida) for its appraised value of $775,000 if he is unable to sell it by December 15, 2003 and to make a guaranteed year-end payment of $100,000.

      Gaylord’s agreement with Robert J. Adams has an initial term of two years and automatically renews for successive one-year terms unless written notice not to renew the agreement is given at least 90 days prior to the expiration of the then-current term. Pursuant to the agreement, Mr. Adams shall serve as ResortQuest’s Senior Vice President and Chief Marketing Officer. Mr. Adams’ minimum annual base salary is $160,000 and the agreement provides for an annual target bonus opportunity equal to up to 35% of his annual base salary. Mr. Adams will receive a grant of an option to purchase 10,000 shares of Gaylord common stock under Gaylord’s 1997 Omnibus Stock Option and Incentive Plan when he becomes an employee of Gaylord. The exercise price of the option will equal the fair market value on the date of grant. The option will vest over four years, with 25% vesting on each anniversary of the date of grant. Mr. Adams will receive severance payments equal to his base salary for 12 months, payable in installments as normal payroll over the 12 month period following his termination, in the event of termination of his employment by Gaylord without “cause” or by him for “good reason”. In addition, Mr. Adams would receive any unpaid year-end bonuses from prior years; a pro-rata bonus for the year in which such termination occurred (provided he was employed for at least six months during that year); accrued and unpaid vacation pay and other benefits owed; the portion of any restricted stock or restricted stock unit grant that is free from restrictions as of the termination date and the acceleration and immediate release of any restricted stock or restricted stock unit grants scheduled to vest in the 12 months following termination; all vested options and the acceleration and immediate vesting of all unvested options scheduled to vest in the 12 months following termination; and continued medical and life insurance coverage for 12 months. Mr. Adams agrees not to compete with Gaylord during the term of his employment and for a period of one year following termination of his employment.

ResortQuest Severance and Other Arrangements

      It is currently expected that the employment of J. Mitchell Collins, Executive Vice President and Chief Financial Officer of ResortQuest, will be terminated by ResortQuest soon after the merger. In such event, pursuant to his employment agreement and a letter agreement with ResortQuest dated August 4, 2003, he is entitled to the following payments and benefits:

•	Cash in the amount of $1,175,000, including the acceleration of a relocation payment of $375,000 payable 15 days after termination and the remainder over a 24 month period

•	Reimbursement on an after tax basis for any excise taxes and associated income taxes on any excise taxes that he may incur as a result of specified benefits

•	All compensation earned or accrued and benefits due through the termination date

•	Continued participation in medical and life insurance plans at ResortQuest’s expense for up to 24 months after the termination date

•	The acceleration and immediate vesting of unvested options

Treatment of ResortQuest Stock Options

      As of September 30, 2003, the directors and executive officers of ResortQuest held options to purchase 1,016,145 shares of ResortQuest common stock, with a weighted average exercise price of $4.60 per share. Of these securities, options to purchase 342,345 shares of ResortQuest common stock had vested as of such date with a weighted average exercise price of $5.74 per share. The following executive officers hold the following amounts of these vested options: Mr. Olin, 131,735, Mr. Collins, 72,111, Mr. Brady, 19,166, Mr. McConomy, 0, Mr. Caron, 11,167 and Mr. Adams, 8,166.

      In the event of a change of control, 622,859 of the unvested options to purchase ResortQuest common stock outstanding on September 30, 2003 become immediately exercisable in full. Completion of the merger constitutes a change of control. As of September 30, 2003, ResortQuest’s executive officers and directors held unvested options to purchase 451,298 shares of ResortQuest common stock, with a weighted average exercise price of $4.14 per share, that will vest upon completion of the merger. The dollar amount of in-the-money options held by ResortQuest’s executive officers and directors as of September 30, 2003 that will become vested upon the completion of the merger is approximately $1,368,220, based on the closing price of Gaylord common stock on October 6, 2003.

      In the merger, each outstanding stock option for ResortQuest common stock shall be assumed by Gaylord and converted automatically into an option to purchase common stock of Gaylord as of the date of the completion of the merger. The number of shares of common stock underlying the new option will equal the number of shares of ResortQuest common stock to which the corresponding ResortQuest option was subject multiplied by 0.275 (rounded down to the nearest share). The per share exercise price of each new Gaylord option will be equal to the exercise price of the corresponding ResortQuest option divided by 0.275 (rounded down to the nearest cent). All other terms of the ResortQuest stock option will remain unchanged after the conversion.

Indemnification; Directors’ and Officers’ Insurance

      The merger agreement generally provides that following completion of the merger, the combined company will fulfill the obligations of ResortQuest pursuant to any indemnification provisions in its organizational documents or indemnification agreements between ResortQuest and its directors or officers. In addition, for six years after the completion of the merger, Gaylord will maintain ResortQuest’s existing officers’ and directors’ liability insurance, or comparable policies, so long as the annual premium for the insurance does not exceed 300% of the annual premium as of August 4, 2003. If during such six year period such insurance cannot be obtained at all or can only be obtained for an amount in excess of the 300% limitation, Gaylord will use its reasonable best efforts to obtain as much insurance as can be obtained for the remainder of the six year period without exceeding the 300% premium limitation.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling ResortQuest pursuant to the foregoing provisions, Gaylord has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Stock Voting Agreement

      All of the directors of ResortQuest have entered into a stock voting agreement with Gaylord pursuant to which they agree to vote approximately 6% of the outstanding stock of ResortQuest in favor of the proposal to adopt the merger agreement and approve the merger and against any extraordinary corporate transaction, asset sale, change in board composition (other than pursuant to a slate of directors proposed by the incumbent board at an annual meeting of ResortQuest stockholders) and any action that is reasonably likely to impede or delay the merger. See “Stock Voting Agreements” on page 75 for a more detailed description of this agreement.

THE MERGER AGREEMENT

      The following is a summary of certain provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, which is incorporated by reference in its entirety and attached to this joint proxy statement/ prospectus as Annex A. Gaylord and ResortQuest stockholders are urged to read the merger agreement in its entirety for a more complete description of the merger.

General

      Pursuant to the merger agreement, GET Merger Sub, Inc. will merge with and into ResortQuest, with ResortQuest surviving the merger. As a result of the merger, ResortQuest will be a wholly owned subsidiary of Gaylord. The stockholders of ResortQuest will receive the consideration described below. The closing of the merger shall occur as promptly as practicable after all of the conditions to consummation of the merger set forth in the merger agreement have been satisfied or waived, or on such other date as Gaylord and ResortQuest agree in writing. The merger will become effective at the time of the filing of the certificate of merger with the Secretary of State of Delaware immediately after the closing of the merger.

Exchange Ratio; Fractional Shares

      Each share of ResortQuest common stock will be converted into the right to receive 0.275 shares of Gaylord common stock. Each share of ResortQuest common stock will, by virtue of the merger, be canceled and retired and shall cease to exist. Holders of shares of ResortQuest common stock will not receive any fractional shares of Gaylord common stock as a result of the merger. In lieu of receiving any such fractional shares, after aggregating all fractional shares of Gaylord common stock to which any such holder is entitled, each holder of ResortQuest common stock who would otherwise be entitled to receive a fractional share of Gaylord common stock will receive cash for the fractional interest, which may be taxable to such holder. For an explanation of the tax consequences of the merger, please see the section titled “The Proposed Merger — Material U.S. Federal Income Tax Consequences.” As soon as practicable after the effective date of the distribution, the exchange agent will aggregate fractional shares of Gaylord common stock into whole shares of Gaylord common stock and sell them in the open market at prevailing market prices and distribute the aggregate proceeds, net of brokerage fees, ratably to holders of ResortQuest common stock otherwise entitled to fractional interests in Gaylord common stock. The amount of such payment will depend on the prices at which the aggregated fractional shares of Gaylord common stock are sold by the exchange agent in the open market shortly after the effective date of the merger.

      Based on the exchange ratio and the number of shares of ResortQuest common stock and options to purchase ResortQuest common stock outstanding as of the ResortQuest record date, a total of approximately 5,295,354 shares of Gaylord common stock will be issued in connection with the ResortQuest merger to holders of ResortQuest common stock and a total of approximately 590,506 shares of Gaylord common stock will be reserved for issuance upon the exercise of options to purchase ResortQuest common stock assumed by Gaylord in connection with the merger.

Exchange of Stock Certificates

      Holders of ResortQuest common stock should not send in their ResortQuest stock certificates until they receive a letter of transmittal from SunTrust Bank, the exchange agent for the merger, following the completion of the merger, with instructions for the surrender of ResortQuest stock certificates.

      Promptly following completion of the merger, SunTrust Bank, the exchange agent for the merger, will mail to each record holder of ResortQuest common stock a letter of transmittal and instructions for surrendering the record holder’s stock certificates in exchange for a certificate representing Gaylord common stock registered in uncertificated book-entry form (unless a holder of ResortQuest common stock requests a certificate representing such holder’s whole shares of Gaylord common stock). Only those holders of ResortQuest common stock who properly surrender their stock certificates in accordance with the exchange agent’s instructions will receive (a) a certificate representing Gaylord common stock, (b) cash in lieu of any fractional share of Gaylord common stock, and (c) any dividends or other distributions, if any, to which they are entitled under the terms of the merger agreement. The surrendered certificates representing ResortQuest’s common stock will be canceled. After the completion of the merger, each certificate representing shares of ResortQuest common stock that has not been surrendered will represent only the right to receive each of the items enumerated in the second sentence of this paragraph. Following the completion of the merger, ResortQuest will not register any transfers of common stock on its stock transfer books.

Certain Representations and Warranties

      The merger agreement contains customary representations and warranties of ResortQuest (which are subject, in certain cases, to specified exceptions) relating to, among other things: (a) corporate organization, existence and good standing and similar corporate matters, (b) capitalization, (c) authorization, execution, delivery, consummation and enforceability of the merger agreement and related matters, (d) the absence of certain changes or events after January 1, 2003 constituting a material adverse effect on ResortQuest, (e) the filing of documents with the SEC and financial statements, (f) the accuracy of information supplied by ResortQuest in connection with this registration statement and joint proxy statement/ prospectus, (g) non-contravention of certain contracts, organizational documents and laws, (h) broker fees, (i) the absence of certain governmental actions or proceedings or material litigation, (j) labor matters, benefit plans and other matters relating to the Employee Retirement Income Security Act of 1974, as amended, or ERISA, (k) filing of tax returns and payment of taxes, (l) severance and “excess parachute payments,” (m) compliance with applicable laws, (n) applicability of Delaware takeover statutes, (o) certain contracts and debt instruments, (p) consents or approvals by governmental entities or other third parties, (q) title to properties, (r) the absence of certain undisclosed liabilities, (s) the delivery of an opinion of a financial adviser, (t) maintenance of insurance policies, (u) treatment of the merger as a tax-free reorganization, (v) real property, intellectual property and leases, (w) transactions with affiliates, (x) the absence of acquisition proposals and (y) acquisitions since January 1, 2003.

      The merger agreement also contains customary representations and warranties of Gaylord and GET Merger Sub, Inc. (which are subject, in certain cases, to specified exceptions) relating to, among other things: (a) corporate organization, existence and good standing and similar corporate matters, (b) capitalization, (c) authorization, execution, delivery, and enforceability of the merger agreement and related matters, (d) the absence of certain changes or events after January 1, 2003, (e) the filing of documents with the SEC and financial statements, (f) the accuracy of information supplied by Gaylord or GET Merger Sub, Inc. in connection with this registration statement and joint proxy statement/ prospectus, (g) non-contravention of certain contracts, organizational documents and laws, (h) consents by governmental entities or other third parties, (i) broker fees, (j) the absence of certain governmental actions or proceedings or material litigation, (k) compliance with applicable laws, (l) the enforceability of contracts of Gaylord and its subsidiaries, (m) the absence of certain undisclosed liabilities, (n) the delivery of an opinion of a financial advisor, (o) treatment of the merger as a tax-free reorganization, (p) transactions with affiliates and (q) real property and leases.

      The representations and warranties of ResortQuest, Gaylord and GET Merger Sub, Inc. shall not survive beyond the effective time of the merger.

Certain Covenants and Agreements

Conduct of Business Pending the Merger

      Pursuant to the merger agreement, ResortQuest agrees (except as permitted by Gaylord or as otherwise expressly contemplated by the merger agreement) to and cause each of its subsidiaries to (a) conduct its business in the ordinary course consistent with past practice and in material compliance with applicable laws, (b) use its reasonable efforts to preserve intact its assets and current business organization, maintain its rights and franchises, retain the services of its current officers and key employees and preserve its relationships with customers and suppliers and others having business dealings with it, (c) maintain its properties and assets in good repair and condition and maintain supplies in quantities consistent with its customary practice and (d) use its reasonable efforts to keep in effect insurance and bonds comparable in amounts and scope of coverage to those currently maintained. ResortQuest also agrees (except as permitted by Gaylord or otherwise expressly contemplated by the merger agreement) that, pending the merger and subject to certain exceptions, it will not, nor will it permit any of its subsidiaries to:

•	Increase the compensation or benefits payable to any director or employee, except for increases in salary or wages of employees in the ordinary course of business and consistent with past practice

•	Grant any severance or termination pay (other than pursuant to certain arrangements disclosed in connection with the merger agreement) or enter into or amend any employment or severance agreement with any employee

•	Establish any collective bargaining agreement or any benefit plan of ResortQuest or certain affiliates of ResortQuest

•	Take any action to accelerate or otherwise remove restrictions with respect to any rights or benefits, or make any determinations not in the ordinary course of business consistent with past practice, under any collective bargaining agreement or benefit plan of ResortQuest or certain affiliates of ResortQuest

•	Grant any options to purchase ResortQuest capital stock

•	Terminate the employment of any employee or consultant who is party to an employment or consulting agreement with ResortQuest (other than for cause)

•	Declare, set aside or pay any dividend on, or make any other distribution in respect of (whether in cash, stock or property), outstanding shares of capital stock, except for dividends by a wholly owned subsidiary of ResortQuest to ResortQuest or another wholly owned subsidiary

•	Directly or indirectly acquire, or offer or propose to acquire, any outstanding shares of capital stock or equity interests of, or any securities that are convertible into or exchangeable for any shares of capital stock or equity interests of, or any outstanding options, warrants or rights of any kind to acquire any shares of capital stock or equity interests of, ResortQuest or any of its subsidiaries (other than (a) acquisitions by ResortQuest or any of its wholly owned subsidiaries directly from any wholly owned subsidiary of ResortQuest in exchange for capital contributions or loans to the subsidiary, or (b) any purchase, forfeiture or retirement of shares of ResortQuest common stock or stock options occurring pursuant to the terms of any previously-existing benefit plan of ResortQuest or any of its subsidiaries, in a manner otherwise consistent with the terms of the merger agreement)

•	Effect any reorganization or recapitalization; or split, combine or reclassify any of the capital stock or equity interests of ResortQuest or any of its subsidiaries or issue, authorize or propose the issuance of any other securities in substitution for shares of such capital stock or such equity interests, or declare, set aside or pay any dividend or other distribution payable in cash, stock or property of any class of its capital stock

•	Offer, sell, issue or grant, or authorize or propose the offering, sale, issuance or grant of (or accelerate any right to convert or exchange convertible securities for) any equity securities of or any indebtedness accompanied by voting rights or other voting securities of, ResortQuest or any of its subsidiaries, or any “phantom” stock, “phantom” stock rights, stock appreciation rights (SARs) or stock based performance units, other than issuances of shares of ResortQuest common stock upon the exercise of stock options outstanding on August 4, 2003 in accordance with the terms of the merger agreement

•	Merge, combine or consolidate with another person

•	Acquire or agree to acquire in any manner, any business or business organization or division or otherwise acquire any assets of any other person

•	Sell, lease, exchange or otherwise dispose of, or grant any lien with respect to, any of the properties or assets of ResortQuest or any of its subsidiaries that are, individually or in the aggregate, material to the business of ResortQuest and its subsidiaries, except for dispositions of excess or obsolete assets in the ordinary course of business and consistent with past practice

•	Propose or adopt any amendments to its certificate of incorporation or bylaws or other organizational documents

•	Effect any change in any accounting methods, principles or practices in effect as of December 31, 2002 affecting the reported consolidated assets, liabilities, results of operations, cash flow or stockholders’ equity of ResortQuest, except as may be specifically required by a change in generally accepted accounting principles

•	Incur, guaranty, assume or prepay any indebtedness, obligations or liabilities in excess of $100,000 (individually or in the aggregate) other than in the ordinary course of business consistent with past practice

•	Issue or sell any debt securities or warrants or other rights to acquire any debt securities of ResortQuest or any of its subsidiaries, guarantee any such indebtedness or debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing

•	Make any loans, advances or capital contributions to, or investments in, any other person, other than to or in ResortQuest or any direct or indirect wholly owned subsidiary; however, ResortQuest may (a) borrow funds pursuant to the Amended and Restated Credit Agreement, dated as of January 22, 2001, by and among ResortQuest, certain guarantors and lenders, Citibank, N.A., Bank of America, N.A., Credit Lyonnais New York Branch, and Citigroup Global Markets Inc. (formerly known as Salomon Smith Barney), in the ordinary course of business (except that ResortQuest agrees not to exercise certain of its rights under the credit agreement) and enter into a loan agreement as borrower, pursuant to which Gaylord or GET Merger Sub, Inc. will make available a $10 million line of credit, and (b) engage in conversations and negotiations related to refinancing the credit agreement, and in the event that the merger does not become effective by January 22, 2004, then ResortQuest may refinance its credit agreement with the proceeds of indebtedness incurred by ResortQuest (which may be secured by a lien on ResortQuest’s assets), the terms of which are reasonably satisfactory to Gaylord

•	Make any tax election except in a manner consistent with past practice, change any method of accounting for tax purposes, or settle or compromise any material tax liability

•	Pay, satisfy, discharge or settle any material claim, liability or obligation (absolute, accrued, contingent or otherwise), other than in the ordinary course of business consistent with past practice or pursuant to mandatory terms of any contract of ResortQuest or its subsidiaries in effect as of August 4, 2003

•	Modify or amend, or waive any benefit of, any non-competition agreement to which ResortQuest or any of its subsidiaries is a party

•	Authorize or make capital expenditures in excess of $100,000 individually, or in the aggregate, except for certain projects disclosed pursuant to the merger agreement

•	Permit any insurance policy naming ResortQuest or any subsidiary as a beneficiary or a loss payee to be canceled (other than due to circumstances beyond ResortQuest’s control) or terminated other than in the ordinary course of business

•	Enter into any new contract, or modify or amend any existing contract that involves individually amounts in excess of $200,000 or collectively for all such contracts, amounts in excess of $200,000, other than contracts in the ordinary course of business

•	Agree in writing or otherwise to take any of the foregoing actions

      Gaylord agrees that, prior to the effectiveness of the merger, it will not take certain actions (except as permitted by ResortQuest or as otherwise expressly contemplated by the merger agreement), including:

•	Amending its organizational documents in a manner that could adversely affect its common stock

•	Splitting, combining or reclassifying outstanding shares of capital stock

•	Declaring or paying dividends or other distributions

•	Making certain significant acquisitions of other entities

No Solicitation

      The merger agreement provides that neither ResortQuest nor any of its subsidiaries will, or will permit any of its or their officers, directors, employees, agents, representatives or affiliates to, directly or indirectly:

•	Solicit, initiate or knowingly encourage (including by way of furnishing information) any acquisition proposal, such as a tender or exchange offer, merger, consolidation or other business combination involving ResortQuest or any of its subsidiaries or the acquisition of all or any significant part of the assets or capital stock of ResortQuest or any of its subsidiaries

•	Enter into an agreement regarding an acquisition proposal

•	Negotiate or otherwise engage in discussions with any person (other than Gaylord and its representatives) with respect to an acquisition proposal

•	Make a statement or recommendation encouraging an acquisition proposal

      ResortQuest may, to the extent required by the fiduciary obligations of its board of directors, as determined in good faith by it based on the advice of outside counsel:

•	Furnish information about ResortQuest pursuant to a confidentiality agreement (no less favorable to ResortQuest than the confidentiality agreement between ResortQuest and Gaylord) to a third party who has made an unsolicited acquisition proposal that is or is reasonably likely to result in a superior proposal

•	Permit the presentation of an acquisition proposal to its board

•	Participate in negotiations with a third party who has submitted an unsolicited, bona fide written superior proposal if the board of directors of ResortQuest has determined that such negotiations are in the best interests of ResortQuest and its stockholders and the failure to engage in such negotiations would be inconsistent with the board’s fiduciary duties

      The ResortQuest board of directors may not enter into any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any acquisition proposal. Except as described below, the ResortQuest board of directors may not:

•	Withdraw or modify, in a manner adverse to Gaylord or GET Merger Sub, Inc., its approval or recommendation of the merger agreement or the merger

•	Approve or recommend any acquisition proposal

      If the ResortQuest board of directors determines in good faith, after it has received advice from independent legal counsel, that the failure to take any of the actions described above would be inconsistent with its fiduciary duty to the ResortQuest stockholders, the ResortQuest board of directors may take any of the actions described above if (a) ResortQuest notifies Gaylord in writing of a superior proposal and (b) at least 3 days following Gaylord’s receipt of such notice the superior proposal remains superior after good faith negotiations with Gaylord to revise the merger agreement so that the acquisition proposal is no longer a superior proposal. A “superior proposal” means a proposal or offer that is not conditioned upon the ability to obtain financing for at least 80% of ResortQuest’s outstanding stock or consolidated assets, contains terms and conditions that the ResortQuest board of directors determines in good faith is, after consultation with an investment banking firm, reasonably likely to be completed and superior from a financial point of view to ResortQuest’s stockholders and a more favorable transaction than the merger.

Indemnification; Insurance

      Gaylord shall maintain in effect all rights to indemnification and exculpation existing in favor of any agent, director or officer of ResortQuest and its subsidiaries, as provided in the respective certificates of incorporation, bylaws and applicable indemnification agreements for six years after the merger. For six years after the merger, subject to a cap on premium increases, Gaylord shall maintain the policies of director and officer liability insurance currently carried by ResortQuest or comparable policies. See “Interests of Certain Persons in the Merger — Indemnification; Directors’ and Officers’ Insurance” on page 64.

Benefit Plans

      For at least one year following the effective time of the merger, Gaylord shall provide a compensation structure and benefits to continuing employees of ResortQuest and its subsidiaries that, in the aggregate for each employee, are substantially comparable to the compensation structure and the benefits currently in place for such employees. With respect to the benefits plans of Gaylord or any of its subsidiaries in which the continuing employees participate after the merger, Gaylord will use its reasonable best efforts to: (a) waive certain limitations as to pre-existing conditions, exclusions and waiting periods, (b) credit the continuing employees with certain co-payments or deductibles paid prior to the merger and (c) recognize the service of the continuing employees with ResortQuest for all purposes, except to the extent such treatment would result in duplicative accrual of benefits for the same period of service.

Stock Options

      Each outstanding ResortQuest stock option will be assumed by Gaylord as of the completion of the merger and will be converted automatically into an option to purchase common stock of Gaylord. The number of shares of common stock underlying the new option will equal the number of shares of ResortQuest common stock for which the corresponding ResortQuest option was exercisable, multiplied by 0.275 and rounded down to the nearest whole share. The per share exercise price of each new Gaylord option will equal the exercise price of the corresponding ResortQuest option divided by 0.275 and rounded down to the nearest one cent.

Loan Agreement

      In the merger agreement, Gaylord agrees to make available to ResortQuest an unsecured non-revolving line of credit in the maximum principal amount of $10 million. The loan is subordinated to ResortQuest’s senior notes and outstanding indebtedness under its credit agreement. Gaylord is obligated to make advances under the loan agreement only if there has been no event of default and all of ResortQuest’s representations and warranties in the merger agreement and the loan agreement are true and correct in all material respects. ResortQuest will use the proceeds for working capital purposes only.

      The loan will mature upon the earliest to occur of the following:

•	The effective time of the merger

•	The termination of the merger agreement

•	August 4, 2005

      Prior to an event of default under the loan agreement, interest shall accrue on the loan at 10.5% per year. The entire amount of interest that would accrue from the date of advances under the loan agreement through August 4, 2005 shall become due and payable together with all other amounts due at maturity in the event that the merger agreement is terminated (a) by ResortQuest, in connection with ResortQuest entering into an acquisition agreement pertaining to a superior proposal, (b) by Gaylord, if ResortQuest breaches the merger agreement and the breach or breaches have or could have a material adverse effect or (c) by Gaylord, if the ResortQuest board of directors fails to hold a stockholders meeting within the requisite time period, the ResortQuest board of directors fails to recommend or reaffirm its approval of the merger, or ResortQuest’s board of directors approves or proposes to approve an acquisition proposal or ResortQuest enters into an agreement with respect to an acquisition proposal. The terms of the Subordinated Loan and Reimbursement Agreement are discussed in detail beginning on page 77.

Conditions to the Merger

      Each party’s obligation to effect the merger is subject to the satisfaction or waiver (if permissible), at or prior to the merger, of the following conditions, among others:

•	HSR Approval. Waiting periods applicable to the merger under the HSR Act shall have been terminated or shall have expired and no action challenging the merger shall exist

•	Stockholder Approval. The Gaylord stockholders shall have approved the proposal to issue Gaylord common stock in the merger, and the ResortQuest stockholders shall have approved and adopted the merger agreement and approved the merger

•	NYSE Listing. The shares of Gaylord common stock issued in connection with the merger shall have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance

•	Effectiveness of Registration Statement. The Registration Statement on Form S-4 (of which this joint proxy statement/ prospectus is a part) shall have become effective in accordance with the provisions of the Securities Act. There must be no stop order suspending the effectiveness of the registration statement issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC

•	No Order. No order or injunction issued by any governmental entity or court having jurisdiction over Gaylord, ResortQuest, or any of their subsidiaries that materially restricts, prevents or prohibits the consummation of the merger shall be in effect

•	Approvals. All consents and approvals of and filings with government entities necessary to consummate the merger or operate the surviving corporation shall have been obtained or filed, except to the extent that failure to obtain or make them would not have a material adverse effect

•	No Litigation. No injunction or order shall have been issued by a court or government entity enjoining the transactions contemplated by the merger agreement

•	No Law. No law or order shall be in effect which prohibits the merger or makes it illegal

•	Tax Opinion. ResortQuest shall have received a tax opinion reasonably satisfactory to Gaylord, to the effect that the merger will be treated for U.S. federal income tax purposes as a tax-free reorganization

•	ResortQuest Credit Agreement Matters. ResortQuest must satisfy its obligation under the Note Purchase and Guaranty Agreement, dated June 1, 1999 by and among ResortQuest and certain guarantors and note purchasers party to that agreement, to offer to repurchase the senior notes. On August 6, 2003, ResortQuest made such offer to repurchase the senior notes. The proposed purchase date for the senior notes is outlined in the offer. Additionally, ResortQuest shall have paid in full, in cash, all outstanding debt obligations under the Amended and Restated Credit Agreement, dated as January 22, 2001, by and among ResortQuest, certain guarantors and certain lenders and Citibank, N.A., as administrative agent, and satisfied all of its other obligations thereunder. It is currently expected that the senior notes and the credit facility will be paid by Gaylord at the effective time of the merger. Gaylord expects to repay this ResortQuest indebtedness with the proceeds from the issuance of additional indebtedness it expects to incur. The incurrence of additional indebtedness will be subject to the consent of the requisite lenders under Gaylord’s senior secured credit facility and the terms of the additional indebtedness will likely require compliance by the combined company with customary financial covenants.

      In addition, each party’s obligation to complete the merger is subject to the satisfaction by the other party of the following conditions:

•	Representations and Warranties. Each of the representations and warranties of the other party contained in the merger agreement do not and would not reasonably be expected to have a material adverse effect on the respective companies. Gaylord shall have received a certificate signed on ResortQuest’s behalf by ResortQuest’s Chief Executive Officer or Chief Financial Officer to that effect. ResortQuest shall have received a similar certificate signed on Gaylord’s behalf by Gaylord’s Chief Executive Officer or Chief Financial Officer

•	Performance of Obligations. The other party shall have performed in all material respects all obligations required to be performed by it under the merger agreement prior to the effective time of the merger. Gaylord shall have received a certificate signed on ResortQuest’s behalf by ResortQuest’s Chief Executive Officer or Chief Financial Officer to that effect. ResortQuest shall have received a similar certificate signed on Gaylord’s behalf by Gaylord’s Chief Executive Officer or Chief Financial Officer

•	Material Adverse Effect. Since the date of the merger agreement, there shall have been no event, change, effect or development which has had or reasonably could be expected to have a material adverse effect on the other party as described in the merger agreement. Gaylord shall have received a certificate signed on ResortQuest’s behalf by ResortQuest’s Chief Executive Officer or Chief Financial Officer to that effect. ResortQuest shall have received a similar certificate signed on Gaylord’s behalf by Gaylord’s Chief Executive Officer or Chief Financial Officer

•	Legal Opinions. ResortQuest and Gaylord each shall have received an opinion from the other party’s legal counsel regarding the merger

      The obligation of Gaylord and GET Merger Sub, Inc. to effect the merger is subject to the satisfaction of the following additional conditions:

•	Consents. ResortQuest and Gaylord shall have obtained the consent or approval of each entity whose consent or approval shall be required in connection with the transactions contemplated by the merger agreement

•	Employment Agreements. James S. Olin, John W. McConomy, Robert J. Adams, L. Park Brady, Jr., and Stephen D. Caron shall have executed and delivered employment agreements to Gaylord. See “Interests of Certain Persons in the Merger — New Employment Agreements with each of L. Park Brady, Jr., Stephen D. Caron, John W. McConomy, James S. Olin and Robert J. Adams” on page 61

•	Resignations. Each officer and director of ResortQuest and its subsidiaries requested by Gaylord to do so shall have resigned from each such position on or prior to, and effective not later than, the effective time of the merger

      At any time prior to the effective time of the merger, each of Gaylord and ResortQuest may waive in writing the compliance with any conditions that legally may be waived. However, Gaylord and ResortQuest may not waive conditions that are required by law to consummate the merger, such as the requirement for ResortQuest stockholder approval and the requirement that the registration statement be effective on the closing date. Furthermore, after approval of the merger agreement by the stockholders of

ResortQuest, the parties cannot waive any conditions that under applicable law would require further approval of such stockholders without obtaining such approval. See “— Waiver” below.

Termination

      The merger agreement may be terminated and the merger abandoned at any time prior to the effective time of the merger, whether before or after approval by the stockholders of each of Gaylord and ResortQuest:

(a) by mutual written consent of Gaylord and ResortQuest

(b) by either Gaylord or ResortQuest, if (i) the merger has not been consummated before May 31, 2004, (ii) the stockholders of ResortQuest do not approve the merger agreement and the merger, or (iii) the stockholders of Gaylord do not approve the issuance of shares of Gaylord common stock in the merger (unless the failure to consummate the merger or obtain stockholder approval is caused by the party seeking to terminate the merger agreement)

(c) by either Gaylord or ResortQuest, if any final order, decree or ruling by any court of competent jurisdiction or other governmental entity preventing the consummation of the merger shall have become final and non-appealable

(d) by Gaylord, if (i) there has been a breach of any of the representations or warranties, covenants or agreements of ResortQuest set forth in the merger agreement, which is not curable, or, if curable, is not cured within 30 days after Gaylord gives written notice of such breach to ResortQuest and such breach has had or would be reasonably likely to have a material adverse effect on ResortQuest or (ii) the ResortQuest board of directors or any committee thereof (x) fails to convene a meeting of ResortQuest’s stockholders to approve the merger on or before January 16, 2004 (provided the registration statement has been declared effective by December 2, 2003 and it if has not, within 45 days of the registration statement’s effective date) (the “ResortQuest Meeting Date”), or postpones the date scheduled for the meeting of the stockholders of ResortQuest to approve the merger agreement beyond the ResortQuest Meeting Date, except with the written consent of Gaylord, (y) fails to recommend the approval of the merger agreement and the merger to ResortQuest’s stockholders or withdraws, amends or modifies in a manner adverse to Gaylord its recommendation or approval in respect of the merger agreement or the merger or approves or recommends or proposes to approve or recommend an acquisition proposal or enters into an agreement with respect to an acquisition proposal or (z) fails, upon the written request of Gaylord (which request may be made at any time following public disclosure of another acquisition proposal) to reaffirm publicly its recommendation to ResortQuest’s stockholders that they approve the merger agreement and the merger and unconditionally reject any acquisition proposal. Such public reaffirmation shall be made at least 10 trading days prior to the ResortQuest stockholder meeting and ResortQuest shall delay the ResortQuest special meeting to provide 10 trading days if Gaylord so requests in writing

(e) by ResortQuest, if the ResortQuest board of directors decides to pursue a superior proposal and ResortQuest pays Gaylord the termination fee discussed below

(f) by ResortQuest, if (i) there has been a breach of any of the representations or warranties, covenants or agreements of Gaylord or GET Merger Sub, Inc. set forth in the merger agreement, which is not curable, or, if curable, is not cured within 30 days after written notice of such breach is given by ResortQuest to Gaylord and such breach has had or is reasonably likely to have a material adverse effect on Gaylord, or (ii) the Gaylord board of directors fails to convene a meeting of Gaylord’s stockholders to approve the issuance of shares of Gaylord common stock in the merger on or before January 16, 2004 (provided the registration statement has been declared effective by December 2, 2003, and if it has not, within 45 days of the registration statement’s effective date (the “Gaylord Meeting Date”)), or postpones the date scheduled for the meeting of the stockholders of Gaylord to approve the merger agreement beyond the Gaylord Meeting Date, except with the written consent of ResortQuest

(g) by Gaylord, if ResortQuest has not obtained certain required consents by September 8, 2003, provided, however, that Gaylord may not terminate the agreement pursuant to this provision if it has made available the line of credit to ResortQuest

(h) by ResortQuest, on or after September 22, 2003 if it has not obtained certain required consents by September 8, 2003 despite making its reasonable best efforts to obtain these consents, and Gaylord has elected not to provide ResortQuest with the line of credit

Termination Fee

      If at any time prior to ResortQuest’s stockholders’ meeting, ResortQuest terminates the merger agreement in connection with a superior proposal or if Gaylord terminates the merger agreement pursuant to provisions regarding ResortQuest’s failure to obtain stockholder approval within the requisite time period, and prior to such termination, a third party made (or announced an intention to make) a proposal to acquire ResortQuest and within 12 months of termination ResortQuest enters into an agreement relating to an acquisition proposal, ResortQuest shall pay to Gaylord a termination fee of $6 million.

      If Gaylord terminates the agreement for ResortQuest’s uncured breach that has resulted or reasonably could result in a material adverse effect on Gaylord, ResortQuest will reimburse Gaylord for its actual, reasonable out-of-pocket fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, up to a maximum of $1 million for breaches that are not willful.

      If ResortQuest terminates the agreement for Gaylord’s uncured breach that has resulted or reasonably could result in a material adverse effect on ResortQuest or because Gaylord failed to timely call a stockholders meeting to seek approval of the merger, Gaylord will reimburse ResortQuest for its actual, reasonable out-of-pocket fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement, up to a maximum of $1 million for breaches that are not willful.

Amendment

      To the extent provided by law, the merger agreement may be amended by action taken by the respective boards of directors of Gaylord, GET Merger Sub, Inc. and ResortQuest at any time before or after receipt of stockholder approval; provided, however, that after any approval by the stockholders of Gaylord or ResortQuest in connection with the merger, no such amendment, shall be made which, under applicable law, requires the approval of such stockholders, without the further approval of such stockholders.

Waiver

      At any time prior to the effective time of the merger, Gaylord, GET Merger Sub, Inc. or ResortQuest may extend the time for the performance of any of the obligations or other acts of the other parties or waive any inaccuracies in the representations and warranties or compliance with any agreements or conditions of the other parties, provided that after approval of the ResortQuest stockholders, no extensions or waivers may be made that by law require stockholder approval without obtaining stockholder approval.

Expenses

      Except as described under “— Termination Fee” above, the parties to the merger agreement have agreed that all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

STOCK VOTING AGREEMENTS

      The following is a summary description of the material provisions of the stock voting agreements. This summary is qualified in its entirety by reference to the complete text of the stock voting agreements. You are urged to read the stock voting agreements in their entirety.

      Concurrently with the execution and delivery of the merger agreement, ResortQuest entered into a stock voting agreement with the following stockholders of Gaylord:

Edward L. Gaylord Revocable Trust
E.K. Gaylord II
Christine Gaylord Everest
Martin C. Dickinson
Michael D. Rose
Colin V. Reed

      As of October 6, 2003, these stockholders owned directly approximately 4%, owned indirectly approximately 25% and were entitled to vote approximately 29%, of the then outstanding shares of Gaylord common stock.

      Additionally, and also concurrently with the execution and delivery of the merger agreement, Gaylord entered into a stock voting agreement with the following ResortQuest stockholders:

Joseph V. Vittoria
James S. Olin
William W. Abbott, Jr.
Elan J. Blutinger
Michael P. Castellano
David C. Sullivan
Theodore L. Weise

      As of October 6, 2003, these stockholders and their affiliates beneficially owned and were entitled to vote approximately 6% of the then outstanding shares of ResortQuest common stock.

      In connection with these stock voting agreements, each stockholder of ResortQuest agrees to vote all of the shares that the stockholder beneficially owns and is entitled to vote at any meeting, or by written consent, of the stockholders of ResortQuest, and each stockholder of Gaylord agrees to vote all of the shares that the stockholder owns directly, and use his, her or its reasonable best efforts to cause to be voted all of the shares that the stockholder owns indirectly, and is entitled to vote at any meeting, or by written consent, of the stockholders of Gaylord,

•	In favor of the merger

•	In favor of the adoption of the merger agreement

•	In favor of the other transactions contemplated by the merger agreement

•	Against any action or agreement reasonably likely to result in a material breach of a covenant, representation or warranty in the merger agreement

•	Against any action reasonably likely to materially delay or impede the merger and the other transactions contemplated by the merger agreement

      Each stockholder also agrees that he, she or it will not:

•	Enter into any voting agreement with respect to the stockholder’s shares of common stock

•	Grant any proxy or power-of-attorney inconsistent with the stock voting agreement

•	Form any “group” for purposes of the Securities Exchange Act of 1934, as amended

      The ResortQuest stockholders additionally agree that they will vote their shares against any extraordinary corporate transaction, asset sale or change in board composition (other than pursuant to a slate of directors proposed by the incumbent board at an annual meeting of ResortQuest stockholders). These stockholders also agree not to solicit an acquisition proposal, except to the extent permitted by the merger agreement.

      Each ResortQuest stockholder irrevocably appointed Gaylord as proxy to vote the stockholder’s shares covered by the agreement as set forth above and each Gaylord stockholder irrevocably appointed ResortQuest as proxy to vote the stockholder’s shares covered by the agreement as set forth above.

      The stock voting agreements and the proxies will terminate on the earlier of the effective time of the merger or immediately upon the termination of the merger agreement in accordance with its terms.

SUBORDINATED LOAN AND REIMBURSEMENT AGREEMENT

Non-Revolving Line of Credit

      In connection with the merger agreement, Gaylord and ResortQuest have entered into a subordinated loan and reimbursement agreement pursuant to which Gaylord agrees to provide ResortQuest with a non-revolving line of credit of up to $10 million. Loans made pursuant to this loan agreement are unsecured and are subordinate in right of payment to ResortQuest’s indebtedness under its credit facility and senior notes.

Letter of Credit

      On July 14, 2003, ResortQuest’s former credit card processor requested that ResortQuest provide for a $5 million reserve account in the form of a letter of credit, cash or a third party guarantee by July 31, 2003. The processor began withholding funds to create the reserve account on August 1, 2003 and withheld approximately $5 million. ResortQuest and the processor terminated their relationship as of September 5, 2003 and the processor returned all funds it had withheld to create the reserve account upon receipt of a letter of credit in the amount of $5 million naming the processor as beneficiary. The unconditional and irrevocable letter of credit was provided to the processor by Gaylord on behalf of ResortQuest. Any amounts drawn on the letter of credit by the processor are automatically deemed advances under the subordinated loan and reimbursement agreement between Gaylord and ResortQuest, and are thereby automatically owed by ResortQuest to Gaylord under the terms and conditions of that agreement. As a result, amounts owed to Gaylord by ResortQuest under the loan agreement may be as much as $15 million, $10 under the line of credit and $5 million as a result of draws on the letter of credit. The letter of credit terminates on August 13, 2004. ResortQuest also agreed to reimburse Gaylord for any fees, interest or other charges Gaylord incurs in connection with providing the letter of credit on ResortQuest’s behalf.

Interest and Repayment Terms

      Interest will accrue on advances under the loan agreement at a rate of 10.5% per year. The loan will mature upon the earliest of:

•	August 4, 2005

•	The effective time of the merger

•	Termination of the merger agreement

      In the event that the merger agreement is terminated in connection with ResortQuest’s pursuit of a superior acquisition proposal or in certain other circumstances, such as a breach of ResortQuest’s representations, warranties or agreements under the merger agreement, the entire amount of interest that would accrue from the date of advances under the loan agreement through August 4, 2005 shall become due and payable together with all other amounts due at maturity.

Conditions to Lending

      So long as no event of default exists under the loan agreement, Gaylord will make advances to ResortQuest in multiples of $100,000.

Covenants

      Among other things, ResortQuest agrees, during the term of the loan agreement as follows:

•	To comply in all respects, with the covenants in the merger agreement relating to the conduct of its business, as more fully described in “The Merger Agreement — Certain Covenants and Agreements — Conduct of Business Pending the Merger” beginning on page 66 of this joint proxy statement/ prospectus

•	To file all tax returns and pay all taxes prior to delinquency

•	To maintain, in good standing, its corporate existence

•	To give Gaylord notice of events of default or the commencement of certain lawsuits

Events of Default

      The loan agreement contains customary events of default for an agreement of this type, including, among others, failure to make payments when due, breaches of covenants, material misrepresentations, bankruptcy and insolvency defaults and defaults with respect to the loan documents. In addition, any acceleration of the maturity of the indebtedness outstanding under ResortQuest’s credit facility and senior notes, or ResortQuest’s failure to paid such indebtedness at its maturity, constitutes an event of default under the loan agreement.

Consents and Waivers of ResortQuest’s Lenders

      On September 8, 2003, ResortQuest’s lenders waived compliance with certain financial and other covenants, including covenants related to the consummation of the merger, the subordinated loan and reimbursement agreement described above and ResortQuest’s agreement with its new credit card processor. ResortQuest’s noteholders consented to the execution of the merger agreement, the subordinated loan and reimbursement agreement, ResortQuest’s agreement with its new credit card processor and the consummation of the merger. ResortQuest’s noteholders also agreed to forbear from exercising their rights in connection with the occurrence of events of default related to covenants that were breached in connection with the execution of the merger agreement. The agreements effectively waive compliance with certain financial covenants until the closing of the merger.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED FINANCIAL INFORMATION

      The following unaudited pro forma combined condensed consolidated financial statements have been prepared to give effect to the proposed merger of Gaylord and ResortQuest using the purchase method of accounting and are based upon the assumptions and adjustments described in the notes to the unaudited pro forma combined condensed consolidated financial statements included in this joint proxy statement/prospectus. These unaudited pro forma combined condensed consolidated financial statements were prepared as if the merger had been completed on January 1, 2002, for statements of operations purposes and on June 30, 2003, for balance sheet purposes.

      The unaudited pro forma combined condensed consolidated financial statements are presented for illustrative purposes only and are not necessarily indicative of the financial position or results of operations that would have actually been reported had the merger occurred on the dates indicated, nor is it necessarily indicative of the future financial position or results of operations of the combined company. The unaudited pro forma combined condensed consolidated financial statements include adjustments, which are based upon preliminary estimates, to reflect the allocation of purchase price to the acquired assets and assumed liabilities of ResortQuest. The final allocation of the purchase price will be determined after the completion of the merger and will be based upon actual net tangible and intangible assets acquired and liabilities assumed. The preliminary purchase price allocation for ResortQuest is subject to revision as more detailed analysis is completed and additional information related to the fair values of ResortQuest’s assets and liabilities becomes available. Any change in the fair value of the net assets of ResortQuest will change the amount of the purchase price allocable to goodwill. Additionally, changes in ResortQuest’s working capital, including the results of operations from June 30, 2003, through the date the merger is completed, will change the amount of goodwill recorded. The final purchase price is dependent on the actual number of shares of Gaylord common stock issued, the actual number of Gaylord stock options issued and actual direct merger costs incurred. The final purchase price will be determined upon completion of the merger. Final purchase accounting adjustments may differ materially from the pro forma adjustments presented herein.

      These unaudited pro forma combined condensed consolidated financial statements are based upon, and should be read in conjunction with, the historical consolidated financial statements of Gaylord and ResortQuest and related notes incorporated by reference herein and contained in the reports and other information Gaylord and ResortQuest have on file with the Securities and Exchange Commission.

UNAUDITED PRO FORMA COMBINED CONDENSED

CONSOLIDATED BALANCE SHEET

JUNE 30, 2003

(Amounts in thousands)

	Historical		Pro Forma

	Gaylord	ResortQuest	Adjustments		Combined

ASSETS
Current Assets:
Cash and cash equivalents — unrestricted	$49,919	$3,028	$—		$52,947
Cash and cash equivalents — restricted	122,956	33,899	—		156,855
Trade receivables, net	24,750	8,327	—		33,077
Deferred financing costs	29,475	—	—		29,475
Deferred income taxes	20,553	778	240	(f)	21,571
Other current assets	26,883	7,290	(129	)(g)	36,383
			2,339	(i)
Current assets of discontinued operations	5,289	—	—		5,289

Total current assets	279,825	53,322	2,450		335,597
Property and Equipment, Net	1,190,286	33,942	(2,163	)(h)	1,216,832
			(5,233	)(h)
Goodwill	6,915	205,830	(29,718	)(a)	157,018
			(38,835	)(a)
			4,165	(a)(b)
			(124,380	)(a)(c)
			104,879	(a)(d)
			3,464	(a)(e)
			17,173	(a)(f)
			129	(a)(g)
			7,396	(a)(h)
Intangible Assets, Net of Accumulated Amortization	1,980	—	29,718	(a)	31,698
Indefinite Lived Intangible Assets			38,835	(a)	38,835
Investments	540,988	—	—		540,988
Estimated Fair Value of Derivative Assets	188,204	—	—		188,204
Long-term Deferred Financing Costs	87,127	1,553	—		88,680
Other Assets	24,506	5,187	—		29,693
Long-term Assets of Discontinued Operations	12,686	—	—		12,686

Total assets	$2,332,517	$299,834	$7,880		$2,640,231

UNAUDITED PRO FORMA COMBINED CONDENSED
CONSOLIDATED BALANCE SHEET — (Continued)

JUNE 30, 2003

(Amounts in thousands)

	Historical		Pro Forma

	Gaylord	ResortQuest	Adjustments		Combined

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current portion of long-term debt	$74,544	$70,525	$—		$145,069
Accounts payable and accrued liabilities	89,453	91,845	3,975	(b)	189,438
			4,165	(b)
Current liabilities of discontinued operations	6,274	—	—		6,274

Total current liabilities	170,271	162,370	8,140		340,781
Secured Forward Exchange Contract	613,054	—	—		613,054
Long-term Debt and Capital Lease Obligations, Net of Current Portion	396,188	—	—		396,188
Deferred Income Taxes, Net	246,957	4,335	2,339	(i)	271,044
			17,413	(f)
Estimated Fair Value of Derivative Liabilities	38,084	—	—		38,084
Other Liabilities	70,716	4,774	—		75,490
Long-term Liabilities of Discontinued Operations	792	—	—		792
Minority Interest of Discontinued Operations	1,899	—	—		1,899
Stockholders’ Equity:
Preferred stock	—	—	—		—
Common stock	339	193	(193	)(c)	392
			53	(d)
Additional paid-in capital	522,614	153,933	(153,933	)(c)	631,464
			104,826	(d)
			4,024	(e)
Retained earnings	287,695	3,948	(3,975	)(b)	287,695
			27	(c)
Excess distributions	—	(29,500)	29,500	(c)	—
Other comprehensive income	(16,092)	(219)	219	(c)	(16,652)
			(560	)(e)

Total stockholders’ equity	794,556	128,355	(20,012)		902,899

Total liabilities and stockholders’ equity	$2,332,517	$299,834	$7,880		$2,640,231

The accompanying notes are an integral part of these unaudited pro forma combined condensed consolidated financial statements.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2003

	Historical		Pro Forma

	Gaylord	ResortQuest	Adjustments			Combined

	(Amounts in thousands, except per share data)
Total Revenues	$219,850	$94,951	$			$314,801
Operating Expenses:
Operating costs	128,406	41,741				170,147
Selling, general and administrative	55,320	24,696				80,016
Preopening costs	3,828	—				3,828
Other expenses from managed entities	—	17,887				17,887
Depreciation	26,426	3,334		(466	)(j)	29,294
Amortization	2,451	—		1,894	(j)	4,345

Operating (loss) income	3,419	7,293		(1,428)		9,284
Interest Expense, Net of Amounts Capitalized	(20,663)	(4,069)				(24,732)
Interest Income	1,031	238				1,269
Unrealized Gain on Viacom Stock	31,909	—				31,909
Unrealized Loss on Derivatives	(8,960)	—				(8,960)
Other Gains and (Losses), Net	283	(13)				270

Income (loss) before provision for income taxes and discontinued operations	7,019	3,449		(1,428)		9,040
Provision (Benefit) for Income Taxes	3,098	1,419		(557	)(k)	3,960

Income (loss) from continuing operations before discontinued operations	$3,921	$2,030		$(871)		$5,080

Income (Loss) Per Share:
Income (loss) from continuing operations before discontinued operations	$0.11	$0.11				$0.13

Shares used in per share calculation — basic	33,802	19,252		(13,958	)(l)	39,096

Income (Loss) Per Share — Assuming Dilution:
Income (loss) from continuing operations before discontinued operations	$0.11	$0.11				$0.13

Shares used in per share calculation — diluted	33,927	19,253		(13,852	)(l)	39,328

The accompanying notes are an integral part of these unaudited pro forma combined condensed consolidated financial statements.

UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002

	Historical		Pro Forma

	Gaylord	ResortQuest	Adjustments			Combined

	(Amounts in thousands, except per share data)
Total Revenues	$405,252	$190,241	$			$595,493
Operating Expenses:
Operating costs	254,583	83,607				338,190
Selling, general and administrative	108,732	66,484				175,216
Preopening costs	8,913	—				8,913
Other expenses from managed entities	—	36,504				36,504
Gain on sale of assets	(30,529)	—				(30,529)
Restructuring charges, net	(17)	—				(17)
Depreciation	52,694	6,465		(912	)(j)	58,247
Amortization	3,786	—		3,788	(j)	7,574

Operating income (loss)	7,090	(2,819)		(2,876)		1,395
Interest Expense, Net of Amounts Capitalized	(46,960)	(6,825)				(53,785)
Interest Income	2,808	566				3,374
Unrealized Loss on Viacom Stock	(37,300)	—				(37,300)
Unrealized Gain on Derivatives	86,476	—				86,476
Other Gains and (Losses), Net	1,163	26				1,189

Income (loss) before income taxes, discontinued operations and cumulative effect of accounting change	13,277	(9,052)		(2,876)		1,349
Provision (Benefit) for Income Taxes	1,318	(1,848)		(1,122	)(k)	(1,652)

Income (loss) from continuing operations before discontinued operations and cumulative effect of accounting change	$11,959	$(7,204)		$(1,754)		$3,001

Income (Loss) Per Share:
Income (loss) from continuing operations before discontinued operations and cumulative effect of accounting change	$0.36	$(0.37)				$0.08

Shares used in per share calculation — basic	33,763	19,249		(13,956	)(l)	39,056

Income (Loss) Per Share — Assuming Dilution:
Income (loss) from continuing operations before discontinued operations and cumulative effect of accounting change	$0.36	$(0.37)				$0.08

Shares used in per share calculation — diluted	33,794	19,370		(13,970	)(l)	39,194

The accompanying notes are an integral part of these unaudited pro forma combined condensed consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED

FINANCIAL INFORMATION

1.	Basis of Pro Forma Presentation

      On August 4, 2003, Gaylord entered into a merger agreement to acquire ResortQuest, one of the nation’s largest vacation rental property management companies with approximately 20,000 units under management in 50 premier destination resorts located in the continental United States and Canada. Under the terms of the definitive agreement, ResortQuest stockholders will receive 0.275 shares of Gaylord common stock for each outstanding share of ResortQuest common stock and the ResortQuest option holders will receive 0.275 options to purchase Gaylord common stock for each outstanding option to purchase one share of ResortQuest common stock. Based on the number of shares of ResortQuest common stock outstanding as of July 31, 2003, Gaylord would issue approximately 5.3 million shares of Gaylord common stock and issue an estimated 596,140 options. Together with direct merger costs, this will result in an aggregate purchase price of approximately $113.1 million plus the assumption of ResortQuest’s outstanding debt. The actual amount of Gaylord shares and options to be issued will be determined on the effective date of the merger based on the number of shares of ResortQuest common stock and options actually outstanding on such date. Gaylord will account for the merger under the purchase method of accounting.

2.	Preliminary Purchase Price

      The unaudited pro forma combined condensed consolidated financial statements reflect an estimated purchase price of approximately $113.1 million plus the assumption of ResortQuest’s outstanding debt. The preliminary fair value of the Gaylord common stock to be issued was based on ResortQuest common stock outstanding as of July 31, 2003 (19,251,749 shares), the exchange ratio (0.275 Gaylord common shares for each ResortQuest common share) and the average market price of Gaylord’s common stock ($19.81), which is based on an average of the closing prices from two days before, the day of, and two days after the date of the definitive agreement, August 4, 2003. Based on the total number of ResortQuest options outstanding at July 31, 2003, Gaylord would exchange ResortQuest options for options to purchase approximately 596,140 shares of Gaylord common stock. The fair value of the options was determined using the Black-Scholes option pricing model and was based on the following weighted average assumptions: expected volatility — 34.42%; expected life — 4.03 years; risk-free interest rate — 2.9%; and expected dividend yield — 0%. The estimated total purchase price of the proposed ResortQuest acquisition is as follows (amounts in thousands):

Fair value of Gaylord common stock to be issued	$104,879
Fair value of Gaylord options to be issued	4,024
Estimated direct merger costs by Gaylord	4,165

Total	$113,068

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
FINANCIAL INFORMATION — (Continued)

      Under the purchase method of accounting, the total estimated purchase price is allocated to ResortQuest’s net tangible and identifiable intangible assets based upon their estimated fair value as of the date of completion of the merger. Any excess of the purchase price over the estimated fair value of the net tangible and identifiable intangibles will be recorded as goodwill. Based upon the estimated purchase price and the preliminary valuation, the preliminary purchase price allocation, which is subject to change based on Gaylord’s final analysis, is as follows (amounts in thousands):

Cash acquired	$3,028
Tangible assets acquired	86,030
Amortizable intangible assets	29,718
Trade names	38,835
Goodwill	150,103

Total assets acquired	307,714
Liabilities assumed	(124,681)
Debt assumed	(70,525)
Deferred stock-based compensation	560

Net assets acquired	$113,068

      Tangible assets acquired totaling $86.0 million include $33.9 million of restricted cash, $26.5 million of property and equipment and $8.3 million of net trade receivables. A preliminary estimate of $29.7 million has been allocated to amortizable intangible assets consisting primarily of existing property management contracts and ResortQuest’s customer database. Property management contracts represent existing contracts with property owners, homeowner associations and other direct ancillary service contracts.

      Gaylord expects to amortize property management contracts on a straight-line basis over the estimated useful life of the contracts which is estimated to be ten years for all contracts originating in Hawaii and seven years for contracts originating in the continental United States and Canada. Gaylord expects to amortize the customer database over a two-year period. Included in the tangible assets acquired is ResortQuest’s vacation rental management software, First Resort Software. Gaylord expects to amortize First Resort Software over an estimated useful life of five years.

      The depreciation and amortization related to the fair value adjustments are reflected as pro forma adjustments to the unaudited pro forma combined condensed consolidated financial statements.

      Of the total estimated purchase price, approximately $38.8 million has been allocated to trade names. The assumption used in the preliminary valuation is that trade names, which consist primarily of the “ResortQuest” trade name, will not be amortized and will have an indefinite remaining useful life. If Gaylord should change the assumptions used in the valuation, amounts preliminarily allocated to trade names may significantly decrease or be eliminated, and amounts allocated to amortizable intangible assets may increase significantly, which could result in a material increase in amortization of intangible assets.

      Of the total estimated purchase price, a preliminary estimate of $150.1 million has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair market value of the net tangible and intangible assets acquired and liabilities assumed. Goodwill will not be amortized and will be tested for impairment on an annual basis and whenever events or circumstances occur indicating that the goodwill may be impaired. The preliminary purchase price allocation for ResortQuest is subject to revision as more detailed analysis is completed and additional information on the fair values of ResortQuest’s assets and liabilities becomes available. Any change in the fair value of the net assets of ResortQuest will change

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
FINANCIAL INFORMATION — (Continued)

the amount of the purchase price allocable to goodwill. Final purchase accounting adjustments may therefore differ materially from the pro forma adjustments presented here.

3.	Pro Forma Adjustments

      Pro forma adjustments are necessary to reflect the estimated purchase price, to adjust amounts related to ResortQuest’s net tangible and intangible assets to a preliminary estimate of their fair values, to reflect the amortization expense related to the estimated amortizable intangible assets, to reflect changes in depreciation and amortization expense resulting from the estimated fair value adjustments to net tangible assets and to reflect the income tax effect related to the pro forma adjustments. Intercompany transactions between Gaylord and ResortQuest were not significant. Certain reclassifications have been made to conform ResortQuest’s historical and unaudited pro forma combined condensed consolidated financial statements to Gaylord’s financial presentation.

      The pro forma combined provision (benefit) for income taxes does not reflect the amounts that would have resulted had Gaylord and ResortQuest filed consolidated income tax returns during the periods presented.

      The accompanying unaudited pro forma combined condensed consolidated financial statements have been prepared as if the merger was completed on June 30, 2003, for balance sheet purposes and as of January 1, 2002, for statements of operations purposes and reflect the following pro forma adjustments:

(a) To eliminate ResortQuest existing intangible assets and to establish indefinite lived and amortizable intangible assets and goodwill resulting from the proposed purchase.

(b) To record estimated direct merger costs of approximately $4.2 million to be incurred by Gaylord that are eligible to be capitalized in accordance with SFAS No. 141, “Business Combinations.” ResortQuest’s estimated direct costs of approximately $4.0 million have been reflected as an accrual and a reduction in ResortQuest’s retained earnings. Actual amounts could differ materially upon close of the proposed acquisition.

(c) To eliminate the adjusted pro forma stockholders’ equity of ResortQuest.

(d) To record the estimated fair value of Gaylord shares of common stock to be issued.

(e) To record the estimated fair value of $4.0 million of Gaylord vested and unvested options to be exchanged. For unvested awards, FASB Interpretation No. 44 requires that the intrinsic value (as of July 31, 2003 estimated at approximately $560,000) be allocated to unearned compensation and be expensed over the remaining future vesting period. The actual amount to be allocated to unearned compensation expense will be based on the stock price of Gaylord common stock and the number of unvested ResortQuest options on the date the merger is complete. The amortization of unearned compensation expense established at the date of the merger for unvested stock options as if the merger were effective January 1, 2002, is immaterial and has not been included in the unaudited proforma combined condensed consolidated statements of operations for the six months ended June 30, 2003 and the year ended December 31, 2002.

(f) To adjust deferred tax assets and liabilities to reflect the impact of the pro forma purchase price adjustments at a tax rate of 39%.

(g) To reduce ResortQuest’s inventory balance to conform ResortQuest’s accounting treatment for certain inventory items, including but not limited to soaps and shampoos, to Gaylord’s method of accounting.

(h) To adjust the ResortQuest vacation rental management software by approximately $2.2 million to its fair value based on preliminary valuations and to adjust the historical net book

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
FINANCIAL INFORMATION — (Continued)

value of $5.2 million related to ResortQuest’s accounting and financial reporting software platform to zero. Gaylord intends to replace ResortQuest’s current accounting and financial reporting software platform with Gaylord’s accounting and financial reporting platform.

(i) To reclass a federal income tax refund receivable from deferred income taxes to other current assets resulting from ResortQuest’s intention to carryback certain net operating losses.

(j) To adjust depreciation expense related to purchase price adjustments of ResortQuest’s property and equipment and amortization expense related to the purchase price of the amortizable intangible assets.

(k) To record the income tax effects of the pro forma statement of operations adjustments utilizing a statutory tax rate of 39%.

(l) Represents reduction in weighted average shares outstanding based on the 0.275 exchange ratio in the merger. Shares used to calculate unaudited pro forma net income (loss) per basic share were computed by adding approximately 5.3 million shares assumed to be issued in exchange for the outstanding ResortQuest shares to Gaylord’s weighted average shares outstanding. Shares used to calculate unaudited pro forma net income per diluted share were computed by adding approximately 5.3 million shares assumed to be issued and approximately 107,000 options assumed to be issued and dilutive to Gaylord’s weighted average shares outstanding.

4.	Change of Control, Integration and Miscellaneous Costs

      Certain ResortQuest employees have existing employment contracts requiring payments by ResortQuest under certain circumstances, including change of control. These contractual payments have not been included in the unaudited pro forma combined condensed consolidated financial statements as negotiations are currently underway regarding the employment status of the affected employees.

      The unaudited pro forma combined condensed consolidated financial statements do not reflect any anticipated cost savings or synergies that are anticipated to result from the merger as there can be no assurances that such cost savings or synergies will occur.

      The unaudited pro forma combined condensed consolidated financial statements do not include any adjustments for liabilities resulting from integration planning, severance or relocation costs related to ResortQuest employees, costs of vacating some facilities of ResortQuest, or other costs associated with existing activities of ResortQuest that could affect amounts in the unaudited pro forma combined condensed consolidated financial statements. In addition, Gaylord may incur significant restructuring changes upon completion of the merger.

5.	ResortQuest Other Charges

      ResortQuest’s general and administrative expenses included in the statement of operations for the year ended December 31, 2002 includes approximately $15.1 million of items that ResortQuest management considers other items. These charges include a $10.6 million non-cash write-down of certain capitalized software development costs and intangibles related to ResortQuest’s vacation rental management software, $2.6 million in severance and employee related charges, $1.1 million in professional fees and expenses related to financing and strategic alternatives, and $760,000 of other charges related to property and office closings/consolidations. These other charges have not been adjusted in the unaudited pro forma combined condensed consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
FINANCIAL INFORMATION — (Continued)

Forward-Looking Statements

      The statements contained in this section may be deemed to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, which are intended to be covered by the safe harbors created thereby. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and similar expressions. These forward-looking statements are based largely on management’s expectations and are subject to a number of uncertainties. Actual results could differ materially from these forward-looking statements. Neither Gaylord nor ResortQuest undertake any obligation to update publicly or revise any forward-looking statements. For a more complete discussion of the risks and uncertainties which may affect such forward-looking statements, please refer to the section entitled “Cautionary Statement Concerning Forward-Looking Statements” on page 28.

INFORMATION ABOUT THE MEETINGS AND VOTING

The Gaylord Special Meeting

      Gaylord’s board of directors is using this joint proxy statement/ prospectus to solicit proxies from the holders of Gaylord common stock for use at the special meeting of Gaylord stockholders. Gaylord is first mailing this joint proxy statement/ prospectus and accompanying form of proxy to Gaylord stockholders on or about October      , 2003.

When and Where the Gaylord Special Meeting Will Be Held:

      Gaylord’s special meeting will be held at the Gaylord Opryland Resort and Convention Center, 2800 Opryland Drive, Nashville, Tennessee 37214 on Tuesday, November 18, 2003 at 10:00 a.m. local time.

What Will Be Voted Upon:

      At the Gaylord special meeting, Gaylord stockholders will be asked to consider and vote upon the following items:

•	A proposal to approve the issuance of shares of Gaylord common stock under the merger agreement

•	Any proposal to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposal

•	Such other business as may properly come before the special meeting and any adjournment or postponement thereof

Board of Directors Recommendations:

      Gaylord’s board of directors believes that the merger is advisable, fair to and in the best interests of Gaylord stockholders and unanimously recommends that Gaylord stockholders vote FOR the proposals to:

•	Issue shares of Gaylord common stock under the merger agreement

•	Adjourn the special meeting, if necessary, to solicit additional votes relating to the foregoing proposal

Record Date and Stockholders Entitled To Vote:

      Gaylord stockholders who hold their shares of record as of the close of business on October 6, 2003 are entitled to notice of and to vote at Gaylord’s special meeting. On the record date, there were 33,874,906 shares of Gaylord common stock outstanding and entitled to vote at the special meeting.

Quorum Requirement:

      A quorum of Gaylord stockholders is necessary to hold a valid meeting. The presence in person or by proxy at the meeting of holders of a majority of the outstanding shares of Gaylord common stock entitled to vote at the meeting is a quorum. Abstentions and broker non-votes count as present for establishing a quorum. A broker non-vote occurs on an item when a broker is not permitted to vote on that item without instruction from the beneficial owner of the shares and no instruction is given.

Vote Required For Approval:

      Approval of the proposal to issue shares of Gaylord common stock in the merger and the proposal to adjourn the special meeting, if necessary, to solicit additional votes each requires affirmative votes from a majority of the shares represented in person or by proxy and entitled to vote at the special meeting as long as a quorum is present. Each share of Gaylord common stock is entitled to one vote. Shares held by

Gaylord in its treasury are not voted. As of the record date for the Gaylord meeting, Gaylord’s directors and executive officers beneficially owned and were entitled to vote 9,899,341 shares of Gaylord common stock, which represents approximately 29% of Gaylord’s outstanding common stock. Concurrently with the execution and delivery of the merger agreement, Gaylord stockholders beneficially owning in the aggregate approximately 29% of Gaylord’s common stock entered into a stock voting agreement in which they agree, among other things, to vote their shares held directly, and use their reasonable best efforts to cause to be voted their shares held indirectly, in favor of the issuance of shares of Gaylord common stock under the merger agreement.

Voting Your Shares and Changing Your Vote:

      Voting Your Shares. You may vote in person by ballot at the special meeting or by submitting a proxy. If you do not vote, it will have no effect on the outcome of the proposals presented at the Gaylord special meeting, so long as a quorum is present.

      If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the meeting. Please note, however, that if you are not the record holder of your shares and you wish to vote in person at the special meeting, you must bring to the meeting a proxy from the record holder of the shares authorizing you to vote at the meeting.

      If your shares are registered in your name, you are encouraged to vote by proxy even if you plan to attend the special meeting in person. Voting instructions are included on your proxy card. If you properly complete the proxy card, sign, date and return it in the enclosed envelope in time to vote, one of the individuals named as your proxy will vote your shares as you have directed.

      If your shares are held in the name of a bank, broker or other fiduciary, you must provide the record holder with instructions on how to vote your shares. Please follow the instructions on the voting instruction card furnished by the record holder, which may include options to submit your vote by mail, telephone or the Internet.

      Changing Your Vote. If your shares are registered in your name, you may revoke your proxy at any time before the meeting. You may revoke your proxy by delivering notice in writing to the Secretary of Gaylord or by mailing or delivering a later-dated proxy. Attending the special meeting in person will not revoke a previously submitted proxy unless you request that such action be taken. If your shares are not registered in your name, you may change your vote by timely submitting a new voting instruction card.

How Proxies Are Counted:

      If you return a signed and dated proxy card but fail to indicate how the shares are to be voted, those shares represented by your proxy card will be voted FOR approval of all of the proposals identified on the proxy card. A valid proxy also gives the individuals named as proxies authority to vote in their discretion when voting the shares on any other matters that are properly presented for action at the Gaylord special meeting. A properly executed proxy marked “ABSTAIN” will not be voted; however, it will be counted to determine whether there is a quorum present at the special meeting and it will count as voting power present at the meeting. A proxy marked “ABSTAIN” will have the same effect as a vote against the issuance of shares of Gaylord common stock in the merger and the proposal to adjourn the special meeting, if necessary, to solicit additional votes. Brokers cannot vote the shares that they hold beneficially either for or against any of the proposals without specific instructions from the person who beneficially owns those shares. Broker non-votes (i.e., shares held by brokers which are represented at a meeting but with respect to which the broker is not empowered or entitled to vote on a particular proposal) will be counted for purposes of determining whether there is a quorum at the Gaylord special meeting. Broker non-votes will have no effect on the outcome of the proposals.

Other Business; Adjournments:

      We are not currently aware of any other business to be acted upon at the special meeting. If, however, other matters are properly brought before the special meeting, or any adjournment thereof, your proxies include discretionary authority on the part of the individuals appointed to vote your shares or act on those matters according to their best judgment.

      Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by approval of the holders of shares representing a majority of the votes present in person or by proxy at the meeting, as long as a quorum is present in person or by proxy at the special meeting, without further notice other than by an announcement made at the meeting. If a quorum is not present or represented by proxy at the special meeting, the stockholders entitled to vote have the power to adjourn the meeting.

Gaylord Stockholder Account Maintenance:

      Gaylord’s transfer agent is SunTrust Bank. All communications concerning accounts of Gaylord stockholders of record, including address changes, name changes, inquiries as to requirements to transfer shares of common stock and similar issues can be handled by calling SunTrust’s toll-free number, 1-800-568-3476.

Cost of Solicitation:

      Gaylord and ResortQuest will share equally the cost of filing, printing and mailing this joint proxy statement/ prospectus. In addition to this mailing, proxies may be solicited by directors, officers or employees of Gaylord in person or by telephone or electronic transmission. None of the directors, officers or employees will be directly compensated for such services.

      The extent to which these proxy soliciting efforts will be necessary depends entirely upon how promptly proxies are submitted. You should submit your proxy without delay. We also reimburse brokers and other nominees for their expenses in sending these materials to you and getting your voting instructions.

Stockholder Proposals of Gaylord:

      Proposals of Gaylord stockholders that are intended for inclusion in Gaylord’s proxy statement relating to the 2004 annual meeting of the stockholders of Gaylord must be in writing and received by Gaylord at its principal executive offices not later than December 15, 2003 and must satisfy the conditions established by the Securities and Exchange Commission for stockholder proposals in order to be included in Gaylord’s proxy statement for that meeting.

      If you want to bring business before Gaylord’s 2004 annual meeting which is not the subject of a proposal submitted for inclusion in Gaylord’s proxy statement for the 2004 annual meeting, you must meet the eligibility requirements of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, and deliver a notice in proper written form to Gaylord’s Secretary by March 9, 2004, but not before February 8, 2004 (or, if the annual meeting is called for a date that is not within 30 days of May 8, 2004, the notice must be received by the close of business on the tenth day following the earlier of the day the notice of the 2004 annual meeting was mailed or public disclosure of the date of the annual meeting was made). If you bring business before Gaylord’s 2004 annual meeting but the presiding officer of that meeting determines that you did not notify Gaylord of that business within the required time period, then the presiding officer will declare to the meeting that your business was not properly brought before the meeting and your business will not be transacted at that meeting.

The ResortQuest Special Meeting

      ResortQuest’s board of directors is using this joint proxy statement/ prospectus to solicit proxies from the holders of ResortQuest common stock for use at the special meeting of ResortQuest stockholders. ResortQuest is first mailing this joint proxy statement/ prospectus and accompanying form of proxy to ResortQuest stockholders on or about October      , 2003.

When and Where the ResortQuest Special Meeting Will Be Held:

      ResortQuest’s special meeting will be held at the Tops’1 Beach and Racquet Resort, 9011 Highway 98 West, Destin, FL 32550 on Tuesday, November 18, 2003 starting at 10:00 a.m. local time.

What Will Be Voted Upon:

      At ResortQuest’s special meeting, ResortQuest stockholders will be asked to consider and vote on the following items:

•	A proposal to adopt the merger agreement

•	Any proposal to adjourn the special meeting to a later date, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the adoption of the merger agreement

•	Such other matters as properly may come before the special meeting and any adjournment or postponement thereof

Board of Directors Recommendation:

      ResortQuest’s board of directors believes that the merger is advisable, fair to and in the best interests of ResortQuest stockholders and recommends that ResortQuest stockholders vote FOR the proposals to:

•	Adopt the merger agreement

•	Adjourn the special meeting, if necessary, to solicit additional votes in favor of the adoption of the merger agreement

Record Date and Stockholders Entitled to Vote:

      ResortQuest stockholders who hold their shares of record as of the close of business on October 6, 2003 are entitled to notice of and to vote at ResortQuest’s special meeting, or any postponement or adjournment of such meeting. These shares include (a) shares held directly in your name as the stockholder of record and (b) shares held for you as beneficial owner through a stockbroker, bank or other nominee. Each holder of common stock has one vote per share on all matters to be voted on. On the record date, there were 19,255,833 shares of common stock outstanding.

Quorum Requirement:

      In order to have a quorum, a majority of the shares of ResortQuest common stock that are outstanding and entitled to vote at the special meeting must be represented in person or by proxy. If a quorum is not present, a majority of the shares that are represented may adjourn or postpone the special meeting.

Vote Required for Approval:

      The merger proposal must be approved by the affirmative vote of at least a majority of the shares of ResortQuest common stock that are outstanding and entitled to vote at the special meeting. Any proposal to adjourn the meeting to solicit additional votes in favor of the merger agreement must be approved by at least a majority of the votes cast in person or by proxy at the special meeting. As of the ResortQuest record date, ResortQuest directors and executive officers beneficially owned and were entitled to vote 1,132,278 shares of ResortQuest common stock representing approximately 6% of ResortQuest’s outstanding common stock. Concurrently with the execution and delivery of the merger agreement, ResortQuest stockholders beneficially owning in the aggregate approximately 6% of ResortQuest’s outstanding common stock entered into a stock voting agreement in which they agree, among other things, to vote their shares in favor of the merger and the merger agreement.

Voting Your Shares and Changing Your Vote:

      Voting Your Shares. You may vote by proxy or in person at the special meeting. If you do not vote, it will have the same effect as voting against the merger agreement, but will have no effect on the proposal to adjourn the special meeting, if necessary.

      If you plan to attend the special meeting and wish to vote in person, you will be given a ballot at the meeting. Please note, however, that if you are not the record holder of your shares and you wish to vote in person at the special meeting, you must bring to the meeting a proxy from the record holder of the shares authorizing you to vote at the meeting.

      If your shares are registered in your name you are encouraged to vote by proxy, even if you plan to attend the special meeting in person. To grant your proxy, complete the proxy card, sign, date and return it in the enclosed envelope. To be valid, a returned proxy card must be signed and dated.

      If your shares are held in the name of a bank, broker, or other fiduciary, you must provide the record holder with instructions on how to vote your shares. Please follow the instructions on the voting instruction card furnished by the record holder which may include options to vote by telephone or the Internet as well as by mail.

      Changing Your Vote. If your shares are registered in your name, you may revoke your proxy at any time before the meeting. You may revoke your proxy by delivering notice in writing to the Secretary of ResortQuest or by mailing, or delivering at the meeting, a subsequently dated proxy or delivering a ballot in person at the meeting. Attending the meeting in person will not itself revoke a previously submitted proxy unless you request it. If your shares are not registered in your name you may change your vote by a timely submission of a new voting instruction card.

How Proxies Are Counted:

      If you return a signed and dated proxy card but do not indicate how the shares are to be voted, those shares represented by your proxy card will be voted FOR approval of the merger proposal and any proposal to adjourn the special meeting to solicit additional votes relating to the merger. A valid proxy also gives the individuals named as proxies authority to vote in their discretion when voting the shares on any other matters that are properly presented for action at the ResortQuest special meeting. A properly executed proxy marked “ABSTAIN” will not be voted. However, it will be counted to determine whether there is a quorum present at the special meeting. Accordingly, since the affirmative vote of at least a majority of the shares outstanding and entitled to vote at the ResortQuest special meeting is required to approve the merger agreement, a proxy marked “ABSTAIN” will have the effect of a vote against this proposal. A proxy marked “ABSTAIN” will have no effect on the proposal to adjourn the meeting to solicit additional proxies in favor of the merger agreement. Broker non-votes (i.e., shares held by brokers which are represented at a meeting but with respect to which the broker is not empowered to vote on a particular proposal) will be counted for purposes of determining whether there is a quorum at the ResortQuest special meeting. However, brokers cannot vote the shares that they hold beneficially either for or against the merger agreement without specific instructions from the person who beneficially owns those shares. Therefore, if your shares are held by a broker and you do not give your broker instructions on how to vote your shares, this will have the same effect as voting against the merger agreement. Brokers also may not vote on any proposal to adjourn the meeting to solicit additional proxies in favor of the merger agreement, and broker non-votes will have no effect on any such adjournment proposal.

Cost of Solicitation:

      ResortQuest and Gaylord will share equally the cost of filing, printing and mailing this joint proxy statement/ prospectus. In addition to solicitation by mail, telephone or other means, ResortQuest will make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxy materials to beneficial owners. ResortQuest will, upon request, reimburse these institutions for their reasonable expenses. ResortQuest has retained D.F. King & Co., Inc. for a fee of $7,000 plus costs and expenses to aid in the solicitation of proxies and to verify certain records related to the solicitation. In addition, proxies may be solicited by certain officers, directors and employees of ResortQuest and Gaylord. These individuals will not receive any consideration in connection with these services.

Stockholder Proposals of ResortQuest:

      If the ResortQuest merger is not completed, ResortQuest will convene a 2004 annual meeting of stockholders. Stockholder proposals intended to be presented at ResortQuest’s 2004 annual meeting of stockholders must have been received by ResortQuest at its principal executive offices no later than December 31, 2003 in order to be included in ResortQuest’s proxy statement and form of proxy relating to that meeting. Stockholders wishing to bring a proposal before the 2004 annual meeting of stockholders (but not include it in ResortQuest’s proxy materials) must provide written notice of such proposal to ResortQuest’s Secretary at ResortQuest’s principal executive offices no later than March 15, 2004.

      RESORTQUEST STOCKHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES WITH THE PROXY CARDS. SOON AFTER THE MERGER IS COMPLETED, YOU WILL RECEIVE WRITTEN INSTRUCTIONS ON HOW TO EXCHANGE YOUR RESORTQUEST STOCK CERTIFICATES FOR SHARES OF GAYLORD COMMON STOCK.

COMPARISON OF STOCKHOLDER RIGHTS AND CORPORATE GOVERNANCE MATTERS

      Upon completion of the merger, the stockholders of ResortQuest will become stockholders of Gaylord, and the Gaylord restated certificate of incorporation, as amended, and the Gaylord restated bylaws will govern the rights of former ResortQuest stockholders. The rights of Gaylord stockholders are currently governed by Delaware law, Gaylord’s restated certificate of incorporation, as amended, and Gaylord’s restated bylaws. The rights of ResortQuest stockholders are currently governed by Delaware law, ResortQuest’s certificate of incorporation, as amended and ResortQuest’s amended bylaws. Both companies are Delaware corporations, so many of the rights of ResortQuest stockholders will be similar to their rights as Gaylord stockholders. The following is a summary of material differences between the rights of ResortQuest stockholders and the rights of Gaylord stockholders. It is not a complete statement of the provisions affecting, and the differences between, the rights of ResortQuest stockholders and Gaylord stockholders. The summary is qualified in its entirety by reference to Delaware law, Gaylord’s restated certificate of incorporation, as amended, Gaylord’s restated bylaws, ResortQuest’s certificate of incorporation, as amended and ResortQuest’s amended bylaws.

Authorized Capital Stock

      The authorized capital stock of Gaylord consists of 150,000,000 shares of Gaylord common stock and 100,000,000 shares of preferred stock, par value $0.01 per share. Each holder of Gaylord common stock is entitled to one vote per share.

      The authorized capital stock of ResortQuest consists of 50,000,000 shares of ResortQuest common stock and 10,000,000 shares of preferred stock, par value $0.01 per share. As of August 3, 2003, 3,134,666 shares of ResortQuest’s common stock were designated as restricted voting common stock. Each holder of restricted voting common stock was entitled to one-half of a vote per share. Pursuant to ResortQuest’s certificate of incorporation, the restricted voting common stock automatically converted on a share-for-share basis into ResortQuest common stock upon the execution of the merger agreement. Each holder of ResortQuest common stock is entitled to one vote per share.

Size of the Board of Directors

      The number of directors on Gaylord’s board shall be not less than one or more than fifteen, with the exact number determined by an affirmative vote of a majority of the board. Gaylord currently has an authorized board of nine directors.

      The number of directors on ResortQuest’s board shall be not less than one, with the exact number fixed by the board of directors. ResortQuest’s board currently consists of seven directors.

Cumulative Voting

      The stockholders of each of Gaylord and ResortQuest are not entitled to cumulate votes in connection with the election of their respective directors.

Classes of Directors

      Gaylord has one class of directors and Gaylord’s certificate of incorporation does not provide for a classified board of directors. Gaylord’s directors are elected for a term of one year.

      ResortQuest has one class of directors and ResortQuest’s certificate of incorporation does not provide for a classified board of directors. ResortQuest’s directors also are elected for one-year terms.

Filling Vacancies on the Board

      For Gaylord, any vacancy or newly created directorship on the board of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Notwithstanding the above, whenever the holders of any class or series of preferred stock are entitled to vote separately as a class or series to elect one or more directors, vacancies in the offices of these directors may be filled only in accordance with the certificate of incorporation or resolutions adopted by the board of directors regarding that class or series of stock.

      For ResortQuest, vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled only by a majority of the directors then in office, although less than a quorum, except that vacancies resulting from removal from office by stockholder vote may be filled by a vote of the stockholders at the same meeting at which the removal occurs. Furthermore, whenever the holders of any classes or series of preferred stock are entitled to vote separately as a class or series to elect one or more directors, vacancies in offices of these directors are filled as required by the resolutions creating the class or series of preferred stock.

Removal of Directors

      For Gaylord, any director of Gaylord, or the entire Gaylord board, may be removed only by the affirmative vote of the holders of a majority of the outstanding shares then entitled to vote at an election of directors.

      For ResortQuest, a director may be removed from the board by a stockholder vote.

Nomination of Directors for Election

      Gaylord’s bylaws allow stockholders to nominate candidates for election to Gaylord’s board of directors at any annual meeting of stockholders or at any special meeting of stockholders called for the purpose of electing directors. However, nominations may only be made by a stockholder who has given timely written notice in proper form to Gaylord’s Secretary before the meeting and who is a stockholder of record on the record date for the meeting and on the date of notice of the meeting.

      For a stockholder’s notice to be timely, it must be delivered to or mailed and received at the principal executive offices of Gaylord (a) in the case of a nomination to be voted on at the annual meeting, not less than 60 days nor more than 90 days before the anniversary date of the immediately preceding annual meeting of stockholders, except that if the annual meeting is called for a date that is not within 30 days before or after the anniversary date, for the stockholder’s notice to be timely it must be received by Gaylord not later than the close of business on the tenth day after the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever occurs first; and (b) in the case of a nomination to be voted on at a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day after the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

      A stockholder’s notice to Gaylord must set forth all of the following:

•	The name, age, business address and residence of any nominees

•	The nominee’s principal occupation

•	The class and number of shares of Gaylord stock that are beneficially owned by the nominee

•	All information required to be disclosed in solicitations of proxies for election of directors, or information otherwise required by applicable law, relating to the nominee and the nominating stockholder

•	The stockholder’s name and address

•	The class and number of shares of Gaylord common stock which are beneficially owned by the stockholder

•	A description of any arrangements between the nominee and the stockholder

•	A representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the person named in the notice

      ResortQuest’s bylaws provide that nominations of persons for election to the board of directors may be made at an annual meeting of stockholders only by the board of directors or by any stockholder who was a stockholder of record at the time of giving of notice and on the record date for the meeting, and who complies with the notice procedures set forth in the bylaws.

      For nominations to be properly brought before a stockholders meeting by a stockholder, the stockholder must have given timely notice of the nomination in proper written form to the Secretary of ResortQuest. To be timely, a stockholder’s notice shall be delivered no less than 60 days or more than 90 days prior to the date of the annual meeting. In the event that less than 70 days’ notice or prior public disclosure of the annual meeting is given to stockholders, notice by the stockholder to be timely must be received no later than the tenth day following the day on which public announcement of the date of the meeting is first made by ResortQuest or notice of the meeting was mailed, whichever occurs first.

      A stockholder’s notice must set forth all of the following:

•	The name, age, business address and home address of the nominee

•	The principal occupation of the nominee

•	The class and number of shares of ResortQuest stock that are beneficially owned by the nominee

•	All information relating to each nominee and nominating stockholder that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required by applicable law

•	The name and address of the stockholder giving the notice as it appears on ResortQuest’s books

•	The class and number of shares of ResortQuest stock which are owned beneficially and of record by the stockholder

•	A description of any arrangements between the nominee and the stockholder

•	A representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the person named in the notice

Stockholder Action Without a Meeting

      The certificate of incorporation of Gaylord provides that stockholders may not take action by written consent without a meeting.

      ResortQuest’s bylaws provide that any action required or permitted to be taken at a stockholder meeting may be taken without a meeting, without prior notice to stockholders and without a vote if the consent is signed by the holders of outstanding stock having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present or represented by proxy and voted.

Calling Special Meetings of Stockholders

      Gaylord’s certificate of incorporation provides that a special meeting of stockholders may be called at any time by a majority of Gaylord’s board of directors or by the chairman of the board. Gaylord’s stockholders do not have the ability to call a special meeting of the stockholders.

      ResortQuest’s bylaws provide that special meetings of the stockholders may be called at any time by the chairman of the board, or, if the chairman is not present (or if there is none), by the President and shall be called by the President or Secretary at the request of a majority of the board. ResortQuest’s stockholders do not have the ability to call a special meeting of the stockholders.

Submission of Stockholder Proposals

      Gaylord’s bylaws allow stockholders to propose business to be brought before any annual meeting of stockholders. However, proposals may only be made by a stockholder who satisfies certain eligibility requirements pursuant to federal securities laws and who has given timely written notice in proper form to Gaylord’s Secretary before the annual meeting.

      Under Gaylord’s bylaws, to be timely, notice of stockholder proposals must be received by Gaylord’s Secretary no less than 60 days, nor more than 90 days before the anniversary date of the preceding year’s annual meeting. If the date of the annual meeting is more than 30 days before or after the anniversary date of the preceding year’s annual meeting, notice will be timely if delivered no later than the tenth day following the day on which the meeting is first publicly announced or the day on which notice of the annual meeting was mailed, whichever occurs first.

      The notice must also set forth the following:

•	A brief description of the business the stockholder proposes to bring before the meeting

•	The reasons for conducting that business at that meeting

•	The stockholder’s name and record address

•	The class and number of shares of capital stock of Gaylord the stockholder owns beneficially and of record and the date the stock was acquired

•	A description of all arrangements between the stockholder and another person in connection with the proposal and any material interest in the proposed business

•	A representation that the stockholder intends to appear in person or by proxy to bring the business before the meeting

•	Any other information about the stockholder required to be disclosed in a proxy statement or in connection with proxy solicitations for election of directors pursuant to federal securities laws

      ResortQuest’s bylaws allow stockholders to propose business to be considered at annual meetings of stockholders. However, a proposal may only be made by a stockholder who was a stockholder of record at the time of giving of notice of the proposal and on the record date and who complies with the notice procedures set forth in the bylaws.

      For business to be properly brought before a stockholders meeting by a stockholder, the stockholder must have given timely notice in proper written form to the Secretary. To be timely, a stockholder’s notice shall be delivered no less than 60 days or more than 90 days prior to the date of the annual meeting. In the event that less than 70 days notice or prior public disclosure of the date of the annual meeting is given to the stockholders, notice must be received no later than the tenth day following the day on which notice was mailed to stockholders or on which public announcement of the date of the meeting is first made by ResortQuest, whichever occurs first.

      A stockholder’s notice must set forth all of the following:

•	A brief description of the business the stockholder proposes to bring before the meeting

•	The reasons for conducting the business at the meeting

•	The name and address of the stockholder giving the notice as it appears on ResortQuest’s books

•	The class and number of shares of ResortQuest stock which are owned beneficially and of record by the stockholder

•	A description of all arrangements between the stockholder and another person in connection with the proposal and any material interest in the proposed business

•	A representation that the stockholder intends to appear in person or by proxy to bring the business before the meeting

Dividends

      Gaylord’s bylaws provide that the board of directors may declare and pay dividends upon the shares of Gaylord’s capital stock, subject to the limitations of law and the certificate of incorporation. Dividends may be paid in cash, in property, or in shares of Gaylord’s capital stock.

      ResortQuest’s certificate of incorporation and bylaws provide that the board of directors may declare and pay dividends upon the shares of its capital stock out of legally available funds, payable in cash, stock or otherwise.

Indemnification

      Delaware law permits a corporation to indemnify officers and directors for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the corporation’s best interests, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful.

      Pursuant to authority conferred by Delaware law, Gaylord’s certificate of incorporation contains a provision providing that no Gaylord director shall be liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under Delaware law as then in effect or as it may be amended. This provision is intended to eliminate the risk that a director might incur personal liability to Gaylord or its stockholders for breach of the duty of care.

      Gaylord’s certificate of incorporation and bylaws contain provisions requiring Gaylord to indemnify and advance expenses to, its directors and officers to the fullest extent permitted by law. Among other things, these provisions generally provide indemnification for Gaylord’s officers and directors against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advance and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding if the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Gaylord, and in certain cases only if the director or officer is not adjudged to be liable to Gaylord.

      Gaylord maintains insurance on behalf of any person who is or was a director or officer of Gaylord, or is now or was serving at the request of Gaylord as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not Gaylord would have the power or the obligation to indemnify him against such liability under the provisions of the certificate of incorporation or bylaws. Gaylord has also entered into indemnification agreements with its directors that will require Gaylord, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors.

      As permitted by Delaware law, ResortQuest’s certificate of incorporation provides that none of its directors shall be liable to ResortQuest or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted by Delaware law. ResortQuest’s certificate of incorporation and bylaws require ResortQuest to indemnify and advance expenses to all persons whom it may indemnify pursuant to Delaware law, to the fullest extent permitted by Delaware law.

      ResortQuest has entered into indemnification agreements with each of its executive officers and directors that indemnify such persons to the fullest extent permitted by its certificate of incorporation, bylaws and Delaware law. ResortQuest also has obtained directors and officers liability insurance.

Amendments to Certificate of Incorporation

      The respective certificates of incorporation of each of Gaylord and ResortQuest contain provisions requiring the approval of 66 2/3% of the outstanding shares entitled to vote in order to amend or repeal certain provisions of the certificates of incorporation.

Amendment of Bylaws

      Gaylord’s bylaws may be amended by the affirmative vote of 66 2/3% of the outstanding shares entitled to vote on the amendment or by the affirmative vote of a majority of the board of directors.

      ResortQuest’s bylaws may be amended by the stockholders or the board of directors.

Stockholder Rights Plan

      Gaylord does not have a stockholder rights plan.

      On February 25, 1999, ResortQuest’s board of directors adopted a stockholder rights plan designed to protect its stockholders in the event of takeover action that would deny them the full value of their investment. Under this plan, a dividend distribution of one right for each share of common stock was declared to holders of record at the close of business on March 15, 1999. The rights also attach to common stock issued after March 15, 1999. The rights become exercisable only in the event, with certain exceptions, such as board approval of an acquisition, an acquiring party accumulates 15% or more of ResortQuest’s voting stock, or if a party announces an offer to acquire 15% or more of ResortQuest’s voting stock. The rights expire on March 15, 2009. Each right entitles the holder to buy one one-hundredth of a share of a new series of preferred stock at a price of $87.00. In addition, upon the occurrence of certain events, holders of the rights will be entitled to purchase either ResortQuest stock or shares in an “acquiring entity” at half of market value. ResortQuest generally is entitled to redeem the rights at $0.01 per right at any time until the date on which a 15% position in its voting stock is acquired by any person or group.

      The rights plan is designed to prevent the use of coercive and/or abusive takeover techniques and to encourage any potential acquiror to negotiate directly with ResortQuest’s board of directors for the benefit of all stockholders. In addition, the rights plan is intended to provide increased assurance that a potential acquiror would pay an appropriate control premium in connection with any acquisition of ResortQuest. Nevertheless, the rights plan could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change of control.

DESCRIPTION OF CAPITAL STOCK

General

      The authorized capital stock of Gaylord consists of 150,000,000 shares of Gaylord common stock and 100,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

      Holders of Gaylord common stock are entitled to one vote for each share of Gaylord common stock held of record on all matters on which stockholders are entitled to vote. There are no cumulative voting rights and holders of Gaylord common stock do not have preemptive rights. All issued and outstanding shares of Gaylord common stock are validly issued, fully paid, and nonassessable. Holders of Gaylord common stock are entitled to such dividends as may be declared from time to time by the Gaylord board of directors out of funds legally available for that purpose. Upon dissolution, holders of Gaylord common stock are entitled to share pro rata in the assets of Gaylord remaining after payment in full of all its liabilities and obligations, including payment of the liquidation preference, if any, of any preferred stock then outstanding.

Preferred Stock

      The Gaylord board of directors, without further action by the stockholders, are authorized to issue up to 100,000,000 shares of preferred stock in one or more series and to designate as to any such series the dividend rate, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights, and any other preferences, and relative, participating, optional, or other special rights and qualifications, limitations, or restrictions. The rights of the holders of Gaylord common stock are subject to, and may be affected adversely by, the rights of the holders of any preferred stock that may be issued in the future. Issuance of a new series of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of Gaylord. Gaylord has no present plans to issue any shares of preferred stock.

Transfer Agent and Registrar

      Gaylord has appointed SunTrust Bank, Atlanta, Georgia as the Transfer Agent and Registrar for the Gaylord common stock.

Redemption Provision

      Applicable law requires that the total percentage of shares of Gaylord capital stock owned of record or voted by non-United States persons or entities shall not exceed 25% and contains certain other restrictions on stock ownership. Under Article IV(D) of the certificate of incorporation, Gaylord has the right to prohibit the ownership or voting, or to redeem outstanding shares, of its capital stock if the board of directors determines that such prohibition or redemption is necessary to prevent the loss or secure the reinstatement of any governmental license or franchise held by Gaylord or to otherwise comply with the Communications Act of 1934 or any other similar legislation affecting Gaylord.

The Delaware Business Combination Act

      Gaylord is a Delaware corporation and is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”). In general, Section 203 provides that a Delaware corporation may not, for a period of three years, engage in any of a broad range of business combinations with a person or affiliate or associate of such person who is an “interested stockholder” (defined generally as a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s outstanding voting stock) unless: (a) the transaction resulting in a person’s becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder, (b) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation (excluding shares owned by certain persons) in the same transaction that makes it an interested stockholder or (c) the business combination is approved by the corporation’s board of directors and by the holders of at least 66 2/3% of the corporation’s outstanding voting stock that is not owned by the interested stockholder.

Certain Certificate of Incorporation and Bylaw Provisions

General

      Certain provisions of the certificate of incorporation and Gaylord’s bylaws could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Gaylord board of directors and in the policies formulated by the Gaylord board of directors and to discourage certain types of transactions described below, which may involve an actual or threatened change of control of Gaylord. The provisions are designed to reduce the vulnerability of Gaylord to an unsolicited proposal for a takeover of Gaylord that does not contemplate the acquisition of all of its outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of Gaylord. The provisions are also intended to discourage certain tactics that may be used in proxy fights. Gaylord’s board of directors believes that, as a general rule, such takeover proposals would not be in the best interests of Gaylord and its stockholders.

Special Meetings of Stockholders; Action by Written Consent

      The certificate of incorporation provides that no action may be taken by stockholders except at an annual or special meeting of stockholders and prohibits action by written consent in lieu of a meeting. The certificate of incorporation provides that special meetings of stockholders of Gaylord may be called only by the Chairman or by a majority of the members of Gaylord’s board of directors. This provision will make it more difficult for stockholders to take action opposed by Gaylord’s board of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

      The bylaws establish an advance notice procedure for the nomination, other than by or at the direction of Gaylord’s board of directors or a committee thereof, of candidates for election as directors as well as for other stockholder proposals to be considered at stockholders’ annual meetings. These limitations on stockholder proposals do not restrict a stockholder’s right to include proposals in Gaylord’s annual meeting proxy materials pursuant to rules promulgated under the Exchange Act. The purpose of requiring advance notice is to afford Gaylord’s board of directors an opportunity to consider the qualifications of the proposed nominees or the merits of other stockholder proposals and, to the extent deemed necessary or desirable by Gaylord’s board of directors, to inform stockholders about those matters.

Certificate of Incorporation and Bylaws Amendments

      The certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% of the voting power of Gaylord’s capital stock in order to amend certain of its provisions, including any provisions concerning (a) the election and removal of directors, (b) the amendment of the bylaws, (c) any proposed compromise or arrangement between Gaylord and its creditors, (d) the withholding of the rights of stockholders to act by written consent or to call a special meeting, (e) the limitations of liability of directors and indemnification of directors, officers, employees and agents and (f) the percentage of votes represented by capital stock required to approve certain amendments to the certificate of incorporation. These voting requirements will make it more difficult for stockholders to make changes in the certificate of incorporation that would be designed to facilitate the exercise of control over Gaylord. In addition, the requirement of approval by at least a 66 2/3% stockholder vote will enable the holders of a minority of the voting securities of Gaylord to prevent the holders of a majority or more of such securities from amending such provisions.

      In addition, the certificate of incorporation provides that stockholders may only amend the bylaws by the affirmative vote of 66 2/3% of Gaylord’s outstanding voting stock.

Indemnification and Insurance

      Pursuant to authority conferred by the DGCL, the certificate of incorporation contains a provision providing that no director of Gaylord shall be liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL as then in effect or as the same may be amended. This provision is intended to eliminate the risk that a director might incur personal liability to Gaylord or its stockholders for breach of the duty of care.

      DGCL Section 145 contains provisions permitting, and in some situations requiring, Delaware corporations, such as Gaylord, to provide indemnification to their officers and directors for losses and litigation expenses incurred in connection with their service to the corporation in those capacities. The certificate of incorporation and bylaws of Gaylord contain provisions requiring indemnification by Gaylord of, and advancement of expenses to, its directors and officers to the fullest extent permitted by law. Among other things, these provisions generally provide indemnification for Gaylord’s officers and directors against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advance and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding if the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Gaylord, and in certain cases, only if the director or officer is not adjudged to be liable to Gaylord.

      Gaylord maintains insurance on behalf of any person who is or was a director or officer of Gaylord, or is now or was a director or officer of Gaylord serving at the request of Gaylord as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not Gaylord would have the power or the obligation to indemnify him against such liability under the provisions of the bylaws. Gaylord has also entered into indemnification agreements with its directors that will require Gaylord, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors.

LEGAL MATTERS

      Bass, Berry & Sims PLC will render an opinion on the validity of the Gaylord common stock offered in connection with this joint proxy statement/ prospectus. Akin Gump Strauss Hauer & Feld LLP will render an opinion on certain federal income tax consequences of the merger.

EXPERTS

      Ernst & Young, LLP, independent auditors, have audited Gaylord’s consolidated financial statements at December 31, 2002 and 2001, and for each of the three years in the period ended December 31, 2002, included in its current report on Form 8-K filed September 18, 2003, as set forth in their report, which is incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

      The consolidated financial statements as of December 31, 2002 and for the year then ended, incorporated by reference in this joint proxy statement/ prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes three explanatory paragraphs relating to the application of procedures relating to certain disclosures and reclassifications of financial statement amounts related to the 2001 and 2000 financial statements that were audited by other auditors who have ceased operations and for which we have expressed no opinion or other form of assurance other than with respect to such disclosures and reclassifications and also includes an explanatory paragraph relating to ResortQuest changing its method of accounting for goodwill and other intangible assets to conform with Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets”), which is incorporated by reference herein, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      Although ResortQuest dismissed Arthur Andersen LLP as its independent public accountants effective May 29, 2002 and has engaged Deloitte & Touche LLP, the consolidated financial statements of ResortQuest at December 31, 2001 and for each of the two years in the period ended December 31, 2001 included in this joint proxy statement/ prospectus have been audited by Arthur Andersen LLP. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our naming it as an expert and including its audit report for the financial statements of ResortQuest at December 31, 2001 and for each of the two years in the period ended December 31, 2001 in this joint proxy statement/ prospectus. The requirement to obtain such consent has been dispensed with in reliance on Rule 437a under the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of its report in this joint proxy statement/ prospectus, you may not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

WHERE YOU CAN FIND MORE INFORMATION

      The documents incorporated by reference into this joint proxy statement/ prospectus are available from us upon request. If you are a stockholder, you may have already received some of the documents incorporated by reference. Alternatively, you can obtain any of these documents through us or the Securities and Exchange Commission. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this joint proxy statement/ prospectus, upon written or oral request:

      Requests for documents should be made as follows:

For information relating to Gaylord:	For information relating to ResortQuest:
Gaylord Entertainment Company One Gaylord Drive Nashville, Tennessee 37214 Attention: Corporate Secretary (615) 316-6000	ResortQuest International, Inc. 8955 Highway 98 West, Suite 203 Destin, Florida 32550 Attention: Corporate Secretary (850) 278-4000

      If you are a Gaylord stockholder and would like to request documents from Gaylord, please do so by November 11, 2003 in order to receive them before Gaylord’s special meeting. If you are a ResortQuest stockholder and would like to request documents from ResortQuest, please do so by November 11, 2003 in order to receive them before ResortQuest’s special meeting.

      Gaylord stockholders should contact Gaylord at the telephone number provided above with any questions about the merger. Additionally, general corporate information about Gaylord is available at www.gaylordentertainment.com. Except to the limited extent expressly provided in this joint proxy statement/ prospectus, information contained in Gaylord’s website is not incorporated by reference into this joint proxy statement/ prospectus.

      ResortQuest stockholders should contact ResortQuest at the telephone number provided above with any questions about the merger. Additionally, general corporate information about ResortQuest is available at www.resortquest.com/investors.cfm. Except to the limited extent expressly provided in this joint proxy statement/ prospectus, information contained in ResortQuest’s website is not incorporated by reference into this joint proxy statement/ prospectus.

      Gaylord and ResortQuest file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any of these reports, statements or other information at the Securities and Exchange Commission’s public reference room located at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information on the public reference room. Our Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at www.sec.gov.

      Gaylord has filed a registration statement on Form S-4 to register with the Securities and Exchange Commission the Gaylord common stock to be issued to ResortQuest stockholders upon completion of the merger. This joint proxy statement/ prospectus is a part of that registration statement and constitutes a prospectus of Gaylord in addition to being a proxy statement of Gaylord and ResortQuest for their respective meetings. As allowed by Securities and Exchange Commission rules, this joint proxy statement/ prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. This registration statement and its exhibits are available for inspection and copying as set forth above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The Securities and Exchange Commission allows us to “incorporate by reference” information into this joint proxy statement/ prospectus, meaning that we can disclose important information by referring to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this joint proxy statement/ prospectus, except for any information superseded by information in, or incorporated by reference in, this joint proxy statement/ prospectus. This joint proxy statement/ prospectus incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission. These documents contain important information about our companies and their finances.

•	Gaylord’s annual report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 31, 2003

•	Gaylord’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2003, filed with the SEC on May 15, 2003

•	Gaylord’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2003, filed with the SEC on August 14, 2003

•	Gaylord’s current report on Form 8-K filed with the SEC on January 17, 2003

•	Gaylord’s current report on Form 8-K filed with the SEC on June 30, 2003

•	Gaylord’s current report on Form 8-K filed with the SEC on August 5, 2003

•	Gaylord’s current report on Form 8-K filed with the SEC on September 18, 2003

•	The description of Gaylord’s common stock set forth in Gaylord’s Form 10/ A-3, filed on August 29, 1997, and as updated in Item I on Gaylord’s Schedule 14A, filed on April 5, 2001

•	ResortQuest’s annual report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 31, 2003

•	ResortQuest’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2003, filed with the SEC on May 15, 2003

•	ResortQuest’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2003, filed with the SEC on August 14, 2003

•	ResortQuest’s current report on Form 8-K filed with the SEC on February 13, 2003

•	ResortQuest’s current report on Form 8-K filed with the SEC on August 5, 2003

•	ResortQuest’s current report on Form 8-K filed with the SEC on September 10, 2003

•	ResortQuest’s current report on Form 8-K filed with the SEC on September 18, 2003

•	The description of ResortQuest’s common stock set forth in ResortQuest’s Form 8-A, filed with the SEC on May 12, 1998, and as amended in ResortQuest’s Amendment No. 1 to Form 8-A, filed with the SEC on March 15, 1999

•	The description of ResortQuest’s preferred stock purchase rights set forth in ResortQuest’s Form 8-A, filed with the SEC on March 15, 1999

      We are also incorporating by reference additional documents that we file with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of the initial filing of the registration statement of which this joint proxy statement/ prospectus is a part and the effectiveness of the registration statement, as well as between the date of this joint proxy statement/ prospectus and the date of the meetings.

      All information contained or incorporated by reference in this joint proxy statement/ prospectus relating to Gaylord has been supplied by Gaylord and all information relating to ResortQuest has been supplied by ResortQuest.

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS JOINT PROXY STATEMENT/ PROSPECTUS TO VOTE ON THE PROPOSALS SUBMITTED TO GAYLORD AND RESORTQUEST STOCKHOLDERS IN CONNECTION WITH THE MERGER, AS THE CASE MAY BE. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS JOINT PROXY STATEMENT/ PROSPECTUS. THIS JOINT PROXY STATEMENT/ PROSPECTUS IS DATED OCTOBER      , 2003. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT/ PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN SUCH DATE, AND NEITHER THE MAILING OF THIS JOINT PROXY STATEMENT/ PROSPECTUS TO STOCKHOLDERS NOR THE ISSUANCE OF SHARES OF GAYLORD COMMON STOCK IN THE MERGER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

ANNEX A

AGREEMENT AND PLAN OF MERGER

AMONG

GAYLORD ENTERTAINMENT COMPANY,

GET MERGER SUB, INC.

AND

RESORTQUEST INTERNATIONAL, INC.

Dated as of August 4, 2003

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER

      THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 4, 2003 among Gaylord Entertainment Company, a Delaware corporation (“Parent”), GET Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Sub”), and ResortQuest International, Inc., a Delaware corporation (the “Company”).

Background

      WHEREAS, the Board of Directors of the Company has determined that it is fair to, advisable and in the best interests of the Company and the stockholders of the Company to enter into and consummate this Agreement with Parent and Sub, and the Board of Directors of Parent has determined that it is fair to, advisable and in the best interests of Parent and the stockholders of Parent to enter into and consummate this Agreement with the Company, providing for the merger of Sub with and into the Company with the Company as the surviving corporation (the “Merger”), in accordance with the Delaware General Corporation Law (the “DGCL”), and the other transactions contemplated hereby, upon the terms and subject to the conditions set forth herein;

      WHEREAS, the Board of Directors of Sub has approved the Merger of Sub with and into the Company and such other transactions in accordance with the DGCL upon the terms and subject to the conditions set forth herein;

      WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

      WHEREAS, the Company, Parent and Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger;

      NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein and intending to be legally bound hereby, Parent, Sub and the Company hereby agree as follows:

ARTICLE 1.

THE MERGER

      SECTION 1.1     The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the relevant provisions of the DGCL, Sub shall be merged with and into the Company as soon as practicable following the satisfaction or waiver of the conditions set forth in Article 6. Following the Merger, the Company shall continue as the surviving corporation (the “Surviving Corporation”) under the name “ResortQuest International, Inc.” and shall continue its existence under the laws of the State of Delaware, and the separate corporate existence of Sub shall cease. At the election of Parent, any direct or indirect wholly owned subsidiary of Parent may be substituted for Sub as a constituent corporation in the Merger. In the event of such an execution, the parties agree to execute an appropriate amendment to this Agreement in order to reflect such election.

      SECTION 1.2     Effective Time. As soon as practicable after the satisfaction or waiver of the conditions set forth in Article 6, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary”), in such form as required by and executed in accordance with the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Delaware Secretary (or such later time as agreed to by the parties and specified in the Certificate of Merger) being the “Effective Time”).

      SECTION 1.3     Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the

Effective Time all the property, rights, privileges, immunities, powers and franchises of the Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

      SECTION 1.4     Certificate of Incorporation; By-Laws.

      (a) From and after the Effective Time and without any further action on the part of the Company and Sub, the Certificate of Incorporation of the Company (the “Certificate of Incorporation”), as in effect immediately prior to the Effective Time, shall be amended in its entirety and replaced by the certificate of incorporation attached as Exhibit 1.4 hereto thereafter amended as provided by applicable law and such Certificate of Incorporation, except only that the name of the Surviving Corporation shall be “ResortQuest International, Inc.”

      (b) At the Effective Time and without any further action on the part of the Company and Sub, the Bylaws of Sub shall be the Bylaws of the Surviving Corporation and thereafter may be amended or repealed in accordance with their terms or the Certificate of Incorporation of the Surviving Corporation and as provided by applicable law.

      SECTION 1.5     Directors and Officers. The directors of Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed (as the case may be) and qualified.

      SECTION 1.6     Exchange Ratio. At the Effective Time, by virtue of the Merger and without any action on the part of Sub, the Company or the holders of any of the following securities:

(i) Each share of Common Stock, par value $.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 1.6(ii)) shall subject to Section 1.6(iv) be exchanged for and converted into the right to receive .275 (the “Exchange Ratio”) of a fully paid and non-assessable share of the Common Stock, par value $.01 per share, of Parent (the “Parent Common Stock”), payable upon the surrender of the certificate formerly representing such share of Company Common Stock.

(ii) All shares of Company Common Stock that are held by the Company as treasury shares or that are held by Parent or Sub or any wholly-owned subsidiary of Parent shall be automatically canceled and retired and cease to exist, and no securities of Parent or other consideration shall be delivered in exchange therefor.

(iii) Each share of Common Stock, par value $.01 per share, of Sub (“Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of Common Stock, par value $.01 per share, of the Surviving Corporation.

(iv) Each outstanding option (a “Company Stock Option”) to purchase Company Common Stock that is listed on Section 2.2(c) of the Company Disclosure Schedule shall be assumed by Parent as more specifically provided in Section 5.8.

(v) Shares of Company Common Stock converted pursuant to this Section 1.6 shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a Certificate (as defined below) shall cease to have any rights as a stockholder of the Company, except the right to receive the corresponding Parent Common Stock specified herein for each such share.

(vi) If between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any stock dividend (including any dividend or distribution of securities convertible into or exchangeable for Parent Common Stock), subdivision, reclassification, recapitalization, split, combination or similar transaction, or if Parent pays an extraordinary dividend or distribution, the number of shares of Parent Common Stock to be issued in the Merger shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, or similar transaction or extraordinary dividend or distribution.

      SECTION 1.7     Surrender and Exchange of Shares.

      (a) Prior to the Closing Date, Parent shall designate its stock transfer agent or such other bank or trust company reasonably acceptable to the Company to act as Exchange Agent hereunder (the “Exchange Agent”). Prior to Effective Time, Parent shall deposit with or for the account of the Exchange Agent stock certificates representing the number of shares of Parent Common Stock issuable pursuant to Section 1.6 in exchange for outstanding shares of Company Common Stock, which shares of Parent Common Stock shall be deemed to have been issued at the Effective Time and which certificates shall be returned to Parent if such Effective Time does not occur.

      (b) As soon as practicable after the Effective Time (but not later than the first business day after the Effective Time), Parent shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) that were converted pursuant to Section 1.6 into the right to receive shares of Parent Common Stock (i) a form of letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and (ii) instructions for use in surrendering such Certificates in exchange for certificates representing shares of Parent Common Stock and any cash in lieu of fractional shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other documents as may be reasonably required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to the provisions of this Article 1 and (y) cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 1.9, after giving effect to any required tax withholdings, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a transferee if the Certificate representing such Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer, and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 1.7(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender a certificate representing shares of Parent Common Stock and cash in lieu of any fractional shares of Parent Common Stock as contemplated by this Article 1. In no event will the holder of any such surrendered Certificate be entitled to receive interest on any cash to be received in lieu of fractional shares.

      (c) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue the corresponding Parent Common Stock in exchange for such lost, stolen or destroyed Certificate.

      SECTION 1.8     Dividends; Transfer Taxes; Withholdings; Escheat. No dividends or distributions that are declared on shares of Parent Common Stock after the Effective Time will be paid to persons entitled to receive certificates representing shares of Parent Common Stock until such persons surrender their Certificates. Subject to applicable law, upon such surrender, there shall be paid, to the person in whose name the certificates representing such shares of Parent Common Stock shall be issued, any dividends or distributions with respect to such shares of Parent Common Stock which have a record date after the

Effective Time and shall have become payable between the Effective Time and the time of such surrender. In no event shall the person entitled to receive such dividends or distributions be entitled to receive interest thereon. As soon as practicable following the date which is six months after the Effective Time, the Exchange Agent shall deliver to the Surviving Corporation all cash, certificates and other documents in its possession relating to the transactions described in this Agreement, and any holders of Company Common Stock who have not theretofore complied with this Article 1 shall look thereafter only to the Surviving Corporation for the shares of Parent Common Stock, any dividends or distributions thereon, and any cash in lieu of fractional shares thereof to which they are entitled pursuant to this Article 1. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to a holder of Company Common Stock for any shares of Parent Common Stock, any dividends or distributions thereon or any cash in lieu of fractional shares thereof delivered to a public official pursuant to applicable abandoned property, escheat or similar laws upon the lapse of the applicable time periods provided for therein. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of a Certificate such amounts as Parent or the Exchange Agent are required to deduct and withhold under the Code or any provision of state, local or foreign tax law with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate in respect of whom such deduction and withholding were made by Parent or the Exchange Agent.

      SECTION 1.9     No Fractional Securities. No certificates or scrip representing less than one whole share of Parent Common Stock shall be issued pursuant to this Agreement. In lieu of any such fractional share, each holder of record of Company Common Stock who would otherwise have been entitled to such fractional shares of Parent Common Stock shall be paid cash (without interest) in an amount equal to such holder’s proportionate interest in the net proceeds from the sale or sales in the open market by the Exchange Agent, on behalf of all such holders, of the aggregate fractional shares of Parent Common Stock issued pursuant to this Section 1.9. As soon as practicable following the Effective Time, the Exchange Agent shall determine the excess of (a) the number of shares of Parent Common Stock delivered to the Exchange Agent by Parent over (b) the aggregate number of whole shares of Parent Common Stock to be distributed to such holders (such excess being herein called the “Excess Shares”), and the Exchange Agent, as agent for such holders, shall sell the Excess Shares at the then-prevailing prices on the New York Stock Exchange (the “NYSE”). The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE through one or more members firms of the NYSE and shall be executed in round lots to the extent practicable. The Exchange Agent shall use its best efforts to complete the sale of the Excess Shares as promptly following the Effective Time as, in the Exchange Agent’s sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions. Parent shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of the Excess Shares. Until the net proceeds of such sale have been distributed to such holders, the Exchange Agent shall hold such proceeds in trust for such holders. As soon as practicable after the determination of the amount of cash to be paid to the holders of Company Common Stock in lieu of any fractional share interests, the Exchange Agent shall make available in accordance with this Agreement such amounts to such holders. The fractional Parent Common Stock interests of each such holder will be aggregated, and no such holder will receive cash in an amount equal to or greater than the value of one whole share of Parent Common Stock.

      SECTION 1.10     No Further Rights; Closing of Company Transfer Books. All shares of Parent Common Stock issued pursuant to this Article 1 shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the corresponding shares of Company Common Stock, subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on such shares of Company Common Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock shall thereafter be made on such stock transfer books. If, after the Effective Time, Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged as provided in this Article 1; provided, however, if any Certificate has not been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which Parent Common Stock or any dividends or distributions with respect to Parent Common Stock as contemplated by Section 1.8 in respect of such Certificate would otherwise escheat to or become the property of any Government), any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

      SECTION 1.11     Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of Sub or the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of each of Sub and the Company or otherwise, all such deeds, bills of sale, assignments and assurances and to take and do, in such names and on such behalf or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out the purposes of this Agreement.

      SECTION 1.12     Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Akin Gump Strauss Hauer & Feld LLP, 1333 New Hampshire Avenue NW, Washington, DC 20036, at 10:00 a.m., on the next business day after the date on which all of the conditions set forth in Article 6 are satisfied or waived or on such other date and at such other time and place as Parent and the Company shall agree (such date, the “Closing Date”).

ARTICLE 2.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      The Company hereby represents and warrants to Parent and Sub as follows, subject to the exceptions and qualifications set forth in the Company Disclosure Letter:

      SECTION 2.1     Organization and Qualification.

      (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority and possesses all governmental franchises and Permits (as defined in Section 2.14 hereof) necessary to enable it to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to possess such franchises and Permits has not had and would not be reasonably expected to have a Company Material Adverse Effect (as defined in Section 8.11 hereof). The Company is duly qualified as a foreign corporation or licensed to do business, and is in good standing, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing has not had and would not reasonably be expected to have a Company Material Adverse Effect. Section 2.1(a) of the Company Disclosure Letter sets forth a list of the jurisdictions in which the Company is qualified to do business.

      (b) The only subsidiaries of the Company are those set forth in Section 2.1(b) of the Company Disclosure Letter. Each subsidiary of the Company is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority and possesses all governmental franchises and Permits necessary to enable it to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to possess such franchises and Permits has not had and would not be reasonably expected to have a Company Material Adverse Effect. Each subsidiary of the Company is duly qualified as a foreign corporation or licensed to do business, and is in good standing, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing has not had and would not reasonably be expected to have a Company Material Adverse Effect.

      (c) All of the outstanding shares of capital stock of each such subsidiary have been validly issued and are fully paid and non-assessable and, except as set forth in Section 2.1(b) of the Company Disclosure Letter, are owned by the Company, by another wholly owned subsidiary of the Company or by the Company and another such wholly owned subsidiary, free and clear of all pledges, claims, equities, options, liens, charges, rights of first refusal, “tag” or “drag” along rights, encumbrances and security interests of any kind or nature whatsoever (collectively, “Liens”). Except for the capital stock of its subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in or security of any corporation, partnership, limited liability company, joint venture or other entity. The Company has delivered to Parent complete and correct copies of its Certificate of Incorporation and Bylaws, each as amended to date and each of which is in full force and effect. The Company is not in violation of any of these documents.

      SECTION 2.2     Capitalization.

      (a) The authorized capital stock of the Company consists of 50,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock, par value $.01 per share (“Company Preferred Stock”). All of the issued and outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and all of the shares of Company Common Stock have been validly issued and are fully paid and nonassessable and are not subject to preemptive rights. As of June 30, 2003, 19,251,749 shares of Company Common Stock were issued and outstanding, 2,188,484 shares of Company Common Stock were reserved for issuance pursuant to outstanding Company Stock Options issued under the Company’s Amended and Restated 1998 Long-Term Incentive Plan (the “Stock Option Plan”) and no shares of Company Preferred Stock were issued and outstanding. Such shares of Company Common Stock reserved for issuance under the Stock Option Plan have not been issued and will not be issued prior to the Effective Time, and no commitment has been or will be made for their issuance, other than under the Company Stock Options described in the preceding sentence and issued and outstanding under the Stock Option Plan as of the date of this Agreement. Except as described in this Section 2.2(a) or as set forth in Section 2.2(a) of the Company Disclosure Letter: (i) there are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote (“Voting Company Debt”); (ii) no shares of capital stock or other equity securities of the Company are authorized and there are no outstanding securities, options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, SARs, stock-based performance units, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its subsidiaries is a party or by which any of them is bound obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, unit, commitment, agreement, arrangement or undertaking; (iii) there are not any outstanding contractual obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire, or providing preemptive rights with respect to, any shares of, or any outstanding options, warrants or rights of any kind to acquire any shares of, or any outstanding securities that are convertible into or exchangeable for any shares of, capital stock of the Company or any of its subsidiaries; and (iv) there are no dividends accrued or declared, but not paid, in respect of any of the capital stock of the Company.

      (b) Except as set forth in Section 2.2(b) of the Company Disclosure Letter, there are no voting trusts, proxies or other agreements, commitments or understandings of any character to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound with respect to the voting of any shares of capital stock of the Company or any of its subsidiaries or with respect to the registration of the offering, sale or delivery of any shares of capital stock of the Company or any of its subsidiaries under the Securities Act of 1933, as amended (the “Securities Act”).

      (c) Section 2.2(c) of the Company Disclosure Letter sets forth a list of: (i) all the holders of Company Stock Options; (ii) the number of shares of Company Common Stock to which the Company Stock Options are applicable; and (iii) the exercise price, date of grant, duration and vesting schedule for each Company Stock Option. Except as set forth in Section 2.2(c) of the Company Disclosure Letter, none of the Company Stock Options will accelerate or vest upon the Company’s entering into this Agreement or the consummation of the transactions contemplated hereby.

      SECTION 2.3     Authority Relative to this Agreement.

      (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, the ancillary agreements hereto and each instrument required hereby to be executed and delivered by the Company prior to or at the Effective Time, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby (subject to the Company Stockholder Approval (as defined in Section 2.3(b) below) with respect to the Merger). The execution and delivery of this Agreement, the ancillary agreements hereto and each instrument required hereby to be executed and delivered by the Company prior to or at the Effective Time and the performance of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the Company Stockholder Approval and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement and the ancillary agreements hereto executed on the date hereof have been duly and validly executed and delivered by the Company, and, assuming this Agreement and the ancillary agreements hereto constitute valid and binding agreements of Parent and Sub, the Agreement and the ancillary agreements hereto executed on the date hereof constitute, and the ancillary agreements to be executed at the closing when executed will constitute valid and binding agreements of the Company, enforceable against the Company in accordance with their terms, except as enforceability may be subject to (i) any applicable bankruptcy, insolvency, reorganization or other law relating to or affecting creditors’ rights generally and (ii) general principles of equity (whether in a proceeding at law or in equity).

      (b) The only vote of holders of any class or series of capital stock of the Company or any of its subsidiaries necessary to adopt or approve this Agreement and the Merger is the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”). The affirmative vote of the holders of any capital stock or other securities of the Company or any of its subsidiaries, or any of them, is not necessary to consummate the Merger other than as set forth in the preceding sentence.

      SECTION 2.4     Absence of Certain Changes. Except as specifically disclosed in the Company’s filings and reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) filed and publicly available prior to the date of this Agreement or as set forth in Section 2.4 of the Company Disclosure Letter, from January 1, 2003 through the date hereof, the Company and its subsidiaries have conducted their business and operations only in the ordinary course consistent with past practice, and during such period there has not been any event, change, effect or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and there has not occurred (i) any damage, destruction or loss (whether or not covered by insurance) having or which reasonably could be expected to have, individually or in the aggregate, a Company Material Adverse Effect; (ii) any declaration, setting aside or payment of any dividend or distribution of any kind by the Company on any class of its capital stock or any repurchase for value by the Company of any of its capital stock (except upon the cashless exercise of Company Stock Options); (iii) any split, combination or reclassification of any Company capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Company capital stock; (iv) any material increase in the compensation payable or to become payable by the Company or any of its subsidiaries to any of its directors, officers or key employees or the creation of or any material increase in any bonus, insurance, pension, severance or other employee benefit plan, payment or arrangement made to, for or with any such director, officer or key employee, other than in the ordinary course of business consistent with past practice; (v) any entry by the Company or any of its subsidiaries into any commitment or transaction (including, without limitation, any borrowing or capital expenditure) material (individually or in the aggregate) to the Company or any of its subsidiaries other than in the ordinary course of business; (vi) any material elections with respect to Taxes by the Company or any of its subsidiaries or settlement or compromise by the Company or any of its subsidiaries of any material Tax liability or refund; (vii) any change by the Company or its subsidiaries in accounting methods, principles or practices except as required by concurrent changes in GAAP; (viii) any contract or agreement to take any action described in this Section 2.4; or (ix) any merger, combination or consolidation of the Company or any of its subsidiaries with another person, or any sale, lease, exchange or other disposition of, or grant of any Lien with respect to, any of the properties or assets of the Company or any of its subsidiaries that are individually or in the aggregate, material to the business of the Company and its subsidiaries, except for dispositions of excess or obsolete assets in the ordinary course of business and consistent with past practice.

      SECTION 2.5     Reports and Financial Statements.

      (a) Since May 26, 1998, the date of its initial public offering, the Company has filed all required forms, reports and documents with the Securities and Exchange Commission (the “SEC”) required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder (collectively, the “Company SEC Documents”), all of which have complied as of their respective filing dates, or, if amended, as of the date of the last such amendment, in all material respects with all applicable requirements of the Securities Act and the Exchange Act, and the rules promulgated thereunder. None of such forms, reports or documents at the time filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent information contained in any Company SEC Document has been revised or superseded by a later filed Company SEC Document, none of the Company SEC Documents (including any and all financial statements included therein) contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Documents (including the notes thereto) at the time filed complied in all material respects as to form with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and in Management’s Discussion and Analysis of Financial Condition and Results of Operation) and fairly present the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (and include, in the case of any unaudited interim financial statements, reasonable accruals for normal year-end adjustments). No subsidiaries of the Company are required to file periodic reports with the SEC under the Exchange Act.

      (b) Since May 26, 1998, the Company and its subsidiaries have filed all reports required to be filed with any Governmental Entity (as hereafter defined) other than the SEC, including state securities administrators, except where the failure to file any such reports of the Company and its subsidiaries has not had and would not reasonably be expected to have a Company Material Adverse Effect. Such reports of the Company and its subsidiaries were prepared in accordance with the requirements of applicable law, except where the failure to prepare any such reports in accordance with the requirements of applicable law has not had and would not reasonably be expected to have a Company Material Adverse Effect.

      SECTION 2.6     Information in Joint Proxy Statement and Registration Statement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in (i) the Registration Statement to be filed with the SEC by Parent on Form S-4 under the Securities Act for the purpose of registering the shares of Parent Common Stock to be issued in connection with the Merger (the “Registration Statement”) or (ii) the joint proxy statement/prospectus to be distributed in connection with the Company’s and Parent’s respective meetings of stockholders to vote in connection with this Agreement (the “Proxy Statement”) will, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, or, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the respective meetings of stockholders of the Company and Parent to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. As of the date of its initial mailing and as of the date of the respective meetings of stockholders of the Company and Parent, the Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act, and the rules and regulations promulgated thereunder, except that no representation is made by the Company with respect to statements made therein based on information supplied by Parent or its representatives for inclusion in the Proxy Statement or with respect to information concerning Parent or any of its subsidiaries incorporated by reference in the Proxy Statement.

      SECTION 2.7     Consents and Approvals; No Violation. Subject to obtaining the Company Stockholder Approval and the taking of the actions described in the immediately succeeding sentence, the execution, delivery and performance of this Agreement do not, and the consummation of the transactions contemplated hereby (including the changes in ownership of the shares of Company Common Stock or the composition of the Board of Directors of the Company) and compliance with the provisions of this Agreement will not, conflict with, or result in any material violation of, or default (with or without notice or lapse to time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or loss of a material benefit under, or result in the creation of any Lien upon any of the material properties or material assets of the Company or any of its subsidiaries under, or result in the termination of, or require that any consent be obtained or any notice be given with respect to, (i) the certificate of incorporation or bylaws of the Company or the comparable charter or organizational documents of any of its subsidiaries, (ii) except as set forth in Section 2.7 of the Company Disclosure Letter, any loan or credit agreement, note, bond, mortgage, indenture, lease, license or other agreement, instrument, contract or Permit applicable to the Company or any of its subsidiaries or their respective properties or assets, (iii) any judgment, order, writ, injunction, decree, law, statute, ordinance, rule or regulation applicable to the Company or any of its subsidiaries or their respective properties or assets or (iv) any licenses to which the Company or any of its subsidiaries is a party, other than, in each such case, any such conflicts, violations, defaults, rights, Liens, losses of a material benefit, consents or notices that have not and would not reasonably be expected to have a Company Material Adverse Effect. No consent, approval, order or authorization of, or registration, declaration or filing with, any Federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a “Governmental Entity”) is required by the Company or any of its subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for (i) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) the filing with the SEC of (x) the Proxy Statement relating to the approval by the Company’s and the Parent’s respective stockholders of this Agreement and (y) such reports under Section 13(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (iii) the filing of the Certificate of Merger pursuant to the DGCL and (iv) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made has not had and would not reasonably be expected to have a Company Material Adverse Effect.

      SECTION 2.8     Brokerage Fees and Commissions. Except for those fees and expenses payable to Salomon Smith Barney, Inc. (the “Company Financial Advisor”), no person is entitled to receive any investment banking, brokerage or finder’s fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its subsidiaries or by any affiliate of the Company or any of its subsidiaries.

      SECTION 2.9     Litigation. Except as disclosed in the Company SEC Documents or in Section 2.9 of the Company Disclosure Letter, (a) there is no claim, suit, action or proceeding (including arbitration proceedings) pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, any of their properties, assets or business, or to the knowledge of the Company, any of the Company’s or its subsidiaries’ current or former directors or officers (during the period they served as such) or any other person whom the Company has agreed to indemnify that has had or would reasonably be expected to have a Company Material Adverse Effect, (b) there is no judgment, award, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of its subsidiaries, any of their properties, assets or business, or, to the knowledge of the Company, any of the Company’s or its subsidiaries’ current or former directors or officers (during the period they served as such) or any other person whom the Company has agreed to indemnify which has had or would reasonably be expected to have a Company Material Adverse Effect; (c) neither the Company or any of its subsidiaries nor any of their officers, directors or, to the knowledge of the Company, employees has been permanently or temporarily enjoined or prohibited by order, judgment or decree of any Government Entity, other regulatory or self-regulatory body or association or arbitrator from engaging in or continuing any conduct or practice in connection with the business engaged in by the Company; (d) there is not in existence any order, judgment or decree of any Government Entity, other regulatory or self-regulatory body or association or arbitrator enjoining or prohibiting the Company or any of its subsidiaries from taking, or requiring the Company or any of its subsidiaries to take, any action of any kind or to which the Company, its subsidiaries or any of its business, properties or assets are subject or bound; and (e) neither the Company nor any of its subsidiaries is in default in any material respect under any order, writ, injunction or decree of any Government Entity, other regulatory or self-regulatory body or association or arbitrator.

      SECTION 2.10     [INTENTIONALLY LEFT BLANK].

      SECTION 2.11     ERISA Compliance.

      (a) Section 2.11(a) of the Company Disclosure Letter sets forth a list of all “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and any other pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or incentive plans or other material written employee programs, arrangements or agreements currently maintained by, sponsored in whole or in part by, or contributed to by the Company or its subsidiaries or any entity required to be aggregated with the Company (each, an “ERISA Affiliate”) pursuant to Section 414 of the Code for the benefit of present and former employees or directors of the Company or its subsidiaries or their beneficiaries (collectively, the “Benefit Plans”). With respect to each Benefit Plan, true and complete copies of all material documents embodying and relating to the Benefit Plan have been delivered or made available to Parent.

      (b) Except for any of the following which has not had and would not reasonably be expected to have a Company Material Adverse Effect and except as disclosed on Section 2.11(b) of the Company Disclosure Letter: (i) each of the Benefit Plans intended to be “qualified” within the meaning of Section 401(a) or 501 of the Code has been determined by the Internal Revenue Service to be so qualified (which may be a favorable determination letter issued to a prototype sponsor) and such Benefits Plans are so qualified in both form and operation; (ii) each of the Benefit Plans is in compliance with its terms and the applicable terms of ERISA and the Code and any other applicable laws, rules and regulations; (iii) neither the Company (including any subsidiary thereof) nor any ERISA Affiliate has ever contributed to, contributes to, has ever been required to contribute to, or otherwise participated in or participates in or in any way, directly or indirectly, or has any liability with respect to any plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, including, without limitation, any

“multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code), or any single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) which is subject to Sections 4063 and 4064 of ERISA; (iv) no claim, lawsuit, arbitration or other action has been instituted, or to the Company’s knowledge, threatened or against any Benefit Plan; and (v) neither the Company nor any of its subsidiaries maintains, contributes to, or in any way provides for any benefits of any kind (other than under Section 4980B of the Code, the Federal Social Security Act, or a plan qualified under Section 401(a) of the Code) to any current or future retiree or terminee.

      SECTION 2.12     Taxes. Except as set forth in Section 2.12 of the Company Disclosure Letter:

(a) all federal income Tax Returns (as defined in this Section 2.12. below) and all other material Tax Returns that are required to be filed by or with respect to the Company or any of its subsidiaries have been timely filed, and all such Tax Returns are true, complete and accurate in all material respects and correctly reflect in all material respects the income, or other measure of Tax (as defined in this Section 2.12. below), required to be shown thereon; all Taxes shown as due on such returns have been paid in full; and the most recent financial statements contained in the Company SEC Documents reflect an adequate reserve for all Taxes of the Company and its subsidiaries for all taxable periods and portions thereof through the date of such financial statements;

(b) no Tax Return of the Company or any of its subsidiaries is under audit or examination by any taxing authority, and no written notice of such an audit or examination has been received by the Company or a subsidiary; there is no material dispute or claim concerning any Tax liability of the Company or any of its subsidiaries claimed or raised by any authority in writing;

(c) there is not in force any extension of time with respect to the due date for the filing of any Tax Return or any waiver or agreement for any extension of time for the assessment or payment of any Tax due with respect to the period covered by any Tax Return;

(d) since May 26, 1998 (the date of the Company’s organization), none of the Company and its subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return other than the affiliated group of which the Company is the common parent corporation; and

(e) neither the Company nor any of its subsidiaries is bound by any tax sharing, tax indemnity or similar agreement with respect to Taxes.

      As used herein, “Tax Returns” shall mean all material returns and reports of or with respect to any Tax which are required to be filed by or with respect to the Company or any of its subsidiaries other than returns or reports of or with respect to Benefit Plans, and “Taxes” shall mean (i) all taxes, charges, imposts, tariffs, fees, levies or other similar assessments or liabilities, including income taxes, ad valorem taxes, excise taxes, withholding taxes, stamp taxes or other taxes of or with respect to gross receipts, premiums, real property, personal property, windfall profits, sales, use, transfers, licensing, employment, payroll and franchises imposed by or under any statute, law, rule or regulation, and such terms shall include any interest, fines, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any such tax or any contest or dispute thereof; (ii) liability of the Company or any fiduciary for the payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated, combined consolidated or unitary group for any taxable period; and (iii) liability of the Company or any subsidiary for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other person.

      SECTION 2.13     No Excess Parachute Payments; Termination Payments; Section 162(m) of the Code. Except as listed in Section 2.13 of the Company Disclosure Letter: (i) any amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated hereby by any stockholder, employee, officer or director of either the Company or any of its subsidiaries or any of their affiliates who is a “disqualified individual” (as is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Benefit Plan would not be characterized as an “excess parachute payment” (as is defined in Section 280G(b)(1) of the Code); and (ii) there are no payments that the Company or any of its subsidiaries or the Surviving Corporation is or would be required to make to any of the Company’s current or former employees or to any third party which payment (a) is contingent upon a change of control of the Company or any of its subsidiaries or payable as a result of the transactions contemplated hereby, including, without limitation, the termination of any of the Company’s or any of its subsidiaries’ employees after the Effective Time or (b) will not be fully deductible as a result of Section 162(m) of the Code.

      SECTION 2.14     Compliance with Applicable Laws. Except for any of the following which would not reasonably be expected to have a Company Material Adverse Effect and except as disclosed on Section 2.14 of the Company Disclosure Letter:

(a) (i) the Company and its subsidiaries have, and are in compliance with the terms of, all Federal, state, local and foreign governmental approvals, authorizations, certificates, franchises, licenses, notices, permits (including Environmental Permits (as defined below)) and rights (“Permits”) necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, (ii) there has occurred no default under any such Permit, (iii) with respect to such Permits, no action or proceeding is pending or, to the knowledge of the Company, threatened in writing against the Company, (iv) the business of the Company and its subsidiaries has been and is being conducted in compliance with all applicable laws, including, without limitation, all laws concerning privacy and/or data protection; (v) no investigation or review by any Government Entity of the Company or any of its subsidiaries is pending or, to the knowledge of the Company, threatened in writing; (vi) neither the Company nor any of its subsidiaries has received any written communication in the past two years from a Government Entity that alleges that the Company or any of its subsidiaries is not in compliance in any material respect with any applicable law; and (vii) the management contracts relating to the management of real or leased property entered into by the Company and its subsidiaries comply with all applicable laws. “Environmental Permit” means any permit, license, approval or other authorization issued under any applicable law, regulation and other requirement of any country, state, municipality or other subdivision thereof relating to pollution or protection of health or the environment, including laws, regulations or other requirements governing discharges, releases of Hazardous Materials (as defined in Section 2.14(d) below) into ambient air, surface water, ground water or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of Hazardous Materials;

(b) each of the Company and its subsidiaries is in compliance with all applicable Environmental Laws (as hereafter defined);

(c) each of the Company and its subsidiaries and their respective properties, assets, businesses and operations is, and has been, and their respective properties, assets, businesses and operations are, and have been, in compliance with all applicable Environmental Laws and Environmental Permits. “Environmental Laws” means any federal, state, local or foreign statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction, including the requirement to register underground storage tanks, relating to: (i) emissions, discharges, releases or threatened releases of Hazardous Material into the environment, including, without limitation, into ambient air, soil, sediments, land surface or subsurface, buildings or facilities, surface water, groundwater, publicly-owned treatment works, septic systems or land; or (ii) the generation, treatment, storage, recycling, disposal, use, handling, manufacturing, transportation or shipment of Hazardous Material; including without limitation, the following statutes, their implementing regulations and any state corollaries: the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq., the Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act, 42 U.S.C. Section 9601 et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Clean Water Act, 33 U.S.C. Section 1251 et seq. and the Clean Air Act, 42 U.S.C. Section 7401 et seq.; and

(d) the Company is not aware that, during the period of ownership or operation by the Company and its subsidiaries of any of their properties, there has been any Release (as defined below) of

Hazardous Material in, on, under, from or affecting such properties, any surrounding site or any off-site location. “Hazardous Materials” means (l) hazardous materials, pollutants or contaminants, medical, hazardous or infectious wastes, hazardous waste constituents, hazardous chemicals, hazardous or toxic pollutants, and hazardous or toxic substances as those terms are defined in or regulated by any Environmental Law, (2) petroleum, including crude oil and any fractions thereof, (3) natural gas, synthetic gas and any mixtures thereof, (4) radioactive materials including, without limitation, source byproduct or special nuclear materials and (5) pesticides. “Releases” means spills, leaks, discharges, disposal, pumping, pouring, emissions, injection, emptying, leaching or dumping.

      SECTION 2.15     State Takeover Statutes. The Company has taken all action necessary to render the restrictions of Section 203 of the DGCL inapplicable to Parent, Sub and their respective affiliates, and to the Merger, this Agreement and the other transactions contemplated hereby. No other “fair price,” “moratorium,” “control share acquisition,” “business combination,” or other state takeover statute or similar statute or regulation applies to this Agreement or any of the other transactions contemplated hereby. As a result of the foregoing actions, the only action required to authorize the Merger is the Company Stockholder Approval and no further action is required to authorize the other transactions contemplated hereby.

      SECTION 2.16     Contracts. All of the contracts that are required to be described in the Company SEC Documents or required to be filed as exhibits thereto have been described therein or filed therewith as required. Except for such contracts required to be described or filed in the Company SEC Documents as described above or as set forth on Section 2.16 of the Company Disclosure Letter, none of the Company or its subsidiaries is party to any: (a) employment agreement or consulting agreement involving an aggregate dollar amount equal to or in excess of $100,000; (b) union or collective bargaining agreement; (c) contract which purports to limit in any material respect the manner in which, or the localities in which, the Company or any of its subsidiaries is entitled to conduct all or any material portion of the business of the Company or any of its subsidiaries; (d) contracts under which the Company or any of its subsidiaries has created, incurred, assumed, or guaranteed any indebtedness for borrowed money in excess of $100,000, or any capitalized lease obligation or under which it has imposed, or has incurred, an Encumbrance on any of its assets; (e) contracts under which the Company or any of its subsidiaries is obligated to indemnify former or current directors, officers and employees; or (f) contract of any sort, other than in the ordinary course of business, which (i) is not terminable by the Company or its subsidiary, as applicable, on ninety (90) or fewer days’ notice at any time without penalty and contemplates the receipt or payment by the Company or its subsidiary, as applicable, of more than $250,000, (ii) contemplates any joint venture, partnership or similar arrangement extending beyond six (6) months or involving equity or investments of more than $250,000, or (iii) is otherwise material to the Company and its subsidiaries taken as a whole. All such Contracts are in full force and effect and are valid and enforceable with respect to the Company or its subsidiary, as applicable, except as enforceability may be subject to (x) any applicable bankruptcy, insolvency, reorganization or other law relating to or affecting creditors’ rights generally, and (y) general principles of equity (whether in a proceeding at law or in equity), and to the knowledge of the Company and its subsidiaries, with respect to each other party thereto, in accordance with their respective terms. Neither the Company nor any of its subsidiaries is in violation of, or in default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a violation of or default under) any of the aforesaid contracts, except for violations or defaults that have not and would not reasonably be expected to have a Company Material Adverse Effect.

      SECTION 2.17     Labor Matters. Except to the extent set forth in Section 2.17 of the Company Disclosure Letter: (a) there is no material unfair labor practice complaint against the Company or any of its subsidiaries pending or, to the knowledge of the Company, threatened by or before the National Labor Relations Board or any other Governmental Entity; (b) there is no labor strike, or material dispute, slowdown, representation campaign or work stoppage pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its subsidiaries; (c) no material grievance or arbitration proceeding arising out of or under any collective bargaining agreement is pending and no claim therefor has been asserted against the Company or its subsidiaries; and (d) neither the Company or any of its subsidiaries has experienced any material work stoppage since January 1, 2001. Each of the Company and its subsidiaries is in compliance in all material respects with all applicable laws relating to employment and employment practices, terms and conditions of employment, wages and hours.

      SECTION 2.18     Title to Properties. The Company and its subsidiaries have good and marketable title to, or valid leasehold interests in, its properties sufficient to operate such properties and to conduct its business as currently conducted, except for (i) the Company Permitted Encumbrances and (ii) other defects in such titles, or any easements, restrictive covenants or similar encumbrances that have not had and would not reasonably be expected to have a Company Material Adverse Effect. For purposes of this Agreement: “Company Permitted Encumbrances” means: (i) encumbrances for assessments, taxes, water, sewer and other similar charges not yet due and payable or that the Company or any of its subsidiaries is contesting in good faith through appropriate proceedings; (ii) easements or reservations thereof, rights of way, highway and railroad crossings, sewers, electric and other utility lines, telegraph and telephone lines, zoning, building code and other covenants, conditions and restrictions as to the use of the real property; (iii) vault rights; (iv) encumbrances previously disclosed to Parent; (v) liens securing the claims of materialmen, landlords and others provided payment is not yet delinquent; (vi) any leases, subleases or licenses listed on Section 2.24 of the Company Disclosure Letter; (vii) all encumbrances relating to liens securing borrowed money to be released at or prior to the Closing; (viii) any and all matters and encumbrances (including, without limitation, fee mortgages or ground leases) affecting the leased real property of the Company or its subsidiaries, not created or granted by the Company or its subsidiaries; and (ix) any subordination or attornment agreement between the Company and its subsidiaries and the lender for any of the landlords of the Company or its subsidiaries.

      SECTION 2.19     Undisclosed Liabilities. Except as disclosed in the Company SEC Documents or accrued or reserved against on the March 31, 2003 balance sheet included in the Company SEC Documents, or as set forth in Section 2.19 of the Company Disclosure Letter, and except for liabilities incurred in the ordinary course of business since March 31, 2003 which individually and in the aggregate are not material or liabilities under this Agreement, the Company and each of its subsidiaries does not have any material (individually or in the aggregate) liabilities or obligations of any nature (whether absolute, contingent or otherwise).

      SECTION 2.20     Opinion of Company Financial Advisor. The Board of Directors of the Company has received the opinion of the Company Financial Advisor, dated August 4, 2003 (the “Company Fairness Opinion”), substantially to the effect that as of the date of such Company Fairness Opinion the Exchange Ratio is fair from a financial point of view to the holders of the Company Common Stock. A true, correct and complete copy of the written opinion delivered by the Company Financial Advisor, as well as a true and correct copy of the agreement for the Company’s engagement of the Company Financial Advisor, have been delivered to Parent by the Company. The Company has been authorized by the Company Financial Advisor to permit the inclusion of the Company Fairness Opinion (and, subject to prior review and consent by the Company Financial Advisor, a reference thereto) in the Registration Statement and the Proxy Statement.

      SECTION 2.21     Insurance. The Company and its subsidiaries maintain policies of fire and casualty, liability and other forms of insurance (other than insurance under any Benefit Plans set forth in Section 2.11(a) of the Company Disclosure Letter) in such amounts, with such deductibles and against such risks and losses as are, in the Company’s judgment, reasonable for the assets and properties of the Company and its subsidiaries and customary in the Company’s industry, except where the failure to maintain any such policy has not had and would not reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, except as have not had and would not reasonably be expected to have a Company Material Adverse Effect and except as set forth in Section 2.21 of the Company’s Disclosure Schedule, all such policies are in full force and effect, all premiums due and payable thereon have been paid, and no notice of cancellation, non-renewal or termination has been received with respect to any such policy.

      SECTION 2.22     Tax Matters. The Company knows of no fact or circumstance which is reasonably likely to cause the Merger to be treated other than as a tax-free reorganization under Section 368(a) of the Code.

      SECTION 2.23     No Knowledge of Breach. The Company has no knowledge on the date hereof of any facts or circumstances which would cause any representation or warranty of Parent or Sub contained in this Agreement or in any ancillary agreements to be misleading or incorrect in any respect and is not aware of any statement which was omitted from any such representation or warranty which is necessary to make the statements made in any such representation or warranty not misleading.

      SECTION 2.24     Real Property; Leases.

      (a) Section 2.24 of the Company Disclosure Letter sets forth a complete and accurate list of the locations of all real property owned and leased by the Company or any of its subsidiaries (collectively with all improvements located thereon and appurtenances thereto, the “Real Property”).

      (b) No portion of the Real Property is subject to any order to be sold or is being condemned, expropriated or otherwise taken by any Government Entity with or without payment or compensation therefor, nor, to the knowledge of the Company and its subsidiaries, has any such condemnation, expropriation or taking been threatened or proposed.

      (c) There are no pending or, to the knowledge of the Company and its subsidiaries, threatened condemnation proceedings, lawsuits, or administrative actions relating to any of the Real Property.

      (d) Except as described in Section 2.24(d) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries has entered into any contract, agreement or arrangement granting to any person the right of or use or occupancy of any material portion of the Real Property.

      SECTION 2.25     Intellectual Property.

      As used herein, “Intellectual Property” means all patents, patent applications, registered and unregistered trademarks, trade names, service marks, and logos, registered and unregistered copyrights, proprietary software, technology, know-how, trade secrets, processes, formulas, techniques, licenses (other than for off-the-shelf software programs that have not been customized for the Company’s use) and domain names, used in or necessary to the business of the Company and its subsidiaries as now being conducted. Section 2.25 of the Company Disclosure Letter sets forth a complete and accurate list of all U.S. and foreign (i) patents and patent applications, (ii) trademark and service mark registrations, trademark and service mark applications and material unregistered trademarks and service marks, (iii) Internet domain name registrations, (iv) copyright registrations, copyright applications and material unregistered copyrights, and (v) proprietary software licenses, that are material to the business or operations of the Company and its subsidiaries taken as a whole; provided, however, that all items described in (i) through (v) above used in or necessary to the use of the First Resort Software as currently used by the Company and its Subsidiaries, are listed without regard to materiality in Section 2.25 of the Company Disclosure Letter. Except for any of the following which would not reasonably be expected to have a Company Material Adverse Effect with respect to (a), (b) and (c) but not (d) below:

(a) The Company or one of its subsidiaries owns or is licensed or otherwise has the full and unrestricted right to use throughout the world, without the payment of royalties or other further consideration except as indicated in Section 2.25 of the Company Disclosure Letter, all of the Intellectual Property. No intellectual property rights, privileges, licenses, contracts or other agreements, instruments or evidences of interest, other than (i) the Intellectual Property, and (ii) off-the-shelf software programs that have not been customized for the Company’s use, are material to the business and operations of the Company and its subsidiaries (taken as a whole) as now being conducted. Neither the Company nor any of its subsidiaries is a party to any agreement which imposes on the Company any obligation of any kind, matured or unmatured, fixed or contingent, or creates any rights of any kind in favor of any other person or entity with respect to the Intellectual Property. Unless specified in Section 2.25 of the Company Disclosure Letter, all of the

patents, registered trademarks and registered copyrights owned by the Company and its subsidiaries have been duly registered in, filed in or issued by the United States Patent and Trademark Office or Register of Copyrights or the corresponding offices of other countries as identified in Section 2.25 of the Company Disclosure Letter, and have been properly maintained and renewed, consistent with commercially reasonable business practices, in accordance with all applicable provisions of law and administrative regulations in the United States and each such country. All filing, amendment, issue and maintenance or other fees due and owing to the United States Patent and Trademark Office and the United States Copyright Office and any fees or payments due and owing to any governmental agency, office or department of any other country in connection with the Intellectual Property, have been paid in full.

(b) In any instance where the Company’s or its subsidiaries’ rights to Intellectual Property arise under a license or similar agreement (other than for off-the-shelf software programs that have not been customized for their use), this is indicated in Section 2.25 of the Company Disclosure Letter, and such rights are licensed exclusively to the Company or its subsidiaries, except as indicated in Section 2.25 of the Company Disclosure Letter. Except as indicated on Section 2.25 of the Company Disclosure Letter, no other person has an interest in or right or license to use any of the Intellectual Property. None of the Intellectual Property owned by the Company or its subsidiaries is, to the Company’s knowledge, being infringed by others, or is subject to any outstanding order, decree, judgment, or stipulation. To the knowledge of the Company no litigation (or other proceedings in or before any court or other governmental, adjudicatory, arbitral, or administrative body) relating to the Intellectual Property is pending or threatened, nor is there any basis for any such litigation or proceeding. The Company and each of its subsidiaries maintains reasonable security measures for the preservation of the secrecy and proprietary nature of such of the Intellectual Property as constitute trade secrets or other confidential information.

(c) Neither the Company, any of its subsidiaries, nor, to the Company’s knowledge, any employees of or consultants to the Company or any of its subsidiaries in connection with their employment has infringed or made unlawful use of, or is infringing or making unlawful use of, any proprietary or confidential information of any person, including without limitation any former employer of any past or present employee or consultant of the Company or its subsidiaries; and, to the knowledge of the Company, the activities of the employees of or consultants to the Company and its subsidiaries in connection with their employment do not violate any agreements or arrangements that any such employees or consultants have with any former employer or any other person. Except as described in Section 2.25 of the Company Disclosure Letter, no litigation (or other proceedings in or before any court or other governmental, adjudicatory, arbitral, or administrative body) charging the Company or any of its subsidiaries with infringement or unlawful use of any license, patent, trademark, service mark, trade name, logo, copyright, trade secret or other proprietary right is pending, or to the knowledge of the Company threatened.

(d) Any software proprietary to the Company or any of its subsidiaries, including, without limitation, the First Resort Software, was developed by either employees of the Company and its subsidiaries during the time they were employed by the Company or its subsidiaries or independent contractors under a written nondisclosure agreement or a work-for-hire/assignment agreement, and all rights arising from the work of such employees and independent contractors in respect of such software are owned by the Company or its subsidiaries. The software developed by the Company’s employees or independent contractors does not include any inventions of such employees or independent contractors made prior to the time at which they were engaged by the Company, nor any intellectual property of any previous employer of any such employee or independent contractor.

      SECTION 2.26     Affiliate Transactions. Except as set forth in the Company SEC Documents, compensation arrangements pursuant to employment agreements or Benefit Plans or as described in Section 2.26 of the Company Disclosure Letter, there are no contracts, indebtedness, arrangements or other transactions between the Company or any of its subsidiaries, on the one hand, and any (i) officer or director or key employee of the Company or executive officer or director or key employee of any of its subsidiaries that involves amounts in excess of $40,000 individually or collectively for such individual, (ii) record or beneficial owner of five percent or more of any class of the voting securities of the Company or (iii) affiliate (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) of any such officer, director or beneficial owner, on the other hand. None of the Company, any subsidiary of the Company, the directors or officers of the Company or any subsidiary, nor any person acting on behalf of any of them, has made or received any payment not categorized in a manner consistent with generally accepted accounting principles and fully disclosed in the books and records of the Company in connection with or in any way relating to or affecting the Company.

      SECTION 2.27     No Existing Acquisition Proposals. Except as set forth in Section 2.27 of the Company Disclosure Letter, there is currently no Acquisition Proposal (as defined in Section 5.1(e)) or Acquisition Proposal Interest (as defined in Section 5.1(e)).

      SECTION 2.28     Acquisitions. Section 2.28 of the Company Disclosure Letter lists (i) each of the businesses or entities acquired by the Company or its subsidiaries since January 1, 2003, (ii) the consideration paid by the Company and its subsidiaries in connection with each such acquisition, (iii) any remaining obligations or liabilities of the Company and its subsidiaries to the sellers or their successors and assigns with respect to each such acquisition, and (iv) any current disputes with the sellers or their successors and assigns with respect to each such acquisition.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

      Parent and Sub represent and warrant to the Company as follows, subject to the exceptions and qualifications set forth in the Parent Disclosure Letter:

      SECTION 3.1     Organization and Qualification. Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority and possesses all governmental franchises and Permits necessary to enable it to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to possess such franchises and Permits has not had and would not be reasonably expected to have a Parent Material Adverse Effect (as defined in Section 8.11 hereof). Each of Parent and Sub is duly qualified as a foreign corporation or licensed to do business, and is in good standing, in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

      SECTION 3.2     Capitalization.

      (a) The authorized capital stock of Parent consists of 150,000,000 shares of Common Stock, par value $.01 per share (“Parent Common Stock”), and 100,000,000 shares of preferred stock, par value $.01 per share (“Parent Preferred Stock”). All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and are not subject to preemptive rights. As of July 30, 2003, 33,849,087 shares of Parent Common Stock were issued and outstanding, 4,054,283 shares of Parent Common Stock were reserved for issuance pursuant to outstanding stock options issued under Parent’s 1997 Omnibus Stock Option and Incentive Plan and no shares of Parent Preferred Stock were issued and outstanding. Except as described in this Section 3.2(a) or as set forth in Section 3.2(a) of the Parent Disclosure Letter, no shares of capital stock or other equity securities of the Parent are authorized and there are no outstanding securities, options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, SARs, stock-based performance units, commitments, agreements, arrangements or undertakings of any kind to which the Parent or any of its subsidiaries is a party or by which any of them is bound obligating the Parent or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Parent or any of its subsidiaries or obligating Parent or any of its subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, unit, commitment, agreement, arrangement or undertaking.

      (b) The authorized capital stock of Sub consists of 100 shares of Common Stock, par value $.001 per share, of which 100 shares, as of the date hereof, were issued and outstanding. All of such outstanding shares are owned by Parent, and are validly issued, fully paid and nonassessable.

      (c) Parent and its subsidiaries, affiliates and associates do not own any shares of the Company’s voting stock (terms used in this sentence and defined in Section 203 of the DGCL have the meaning given to them in such section).

      SECTION 3.3     Authority Relative to this Agreement.

      (a) Each of Parent and Sub has all requisite corporate power and authority to execute and deliver this Agreement, the ancillary agreements hereto to which it is a party, and each instrument required hereby to be executed and delivered by Parent or Sub prior to or at the Effective Time, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby (subject to the Parent Stockholder Approval (as defined in Section 3.3(b) below) with respect to the issuance of the shares of Parent Common Stock issuable upon the Merger). The execution and delivery of this Agreement, the ancillary agreements hereto to which it is a party, and each instrument required hereby to be executed and delivered by Parent or Sub prior to or at the Effective Time and the performance of its obligations hereunder and thereunder and the consummation by Parent and Sub of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent and Sub and no other corporate proceedings on the part of Parent or Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the Parent Stockholder Approval and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement and the ancillary agreements hereto to which it is a party executed on the date hereof have been duly and validly executed and delivered by Parent and Sub, and, assuming this Agreement and the ancillary agreements hereto to which it is a party constitute valid and binding agreements of the Company, this Agreement and the ancillary agreements hereto executed on the date hereof to which it is a party constitute, and the ancillary agreements to be executed at the closing will constitute, valid and binding agreements of Parent and Sub, enforceable against the Parent and Sub in accordance with their terms, except as enforceability may be subject to (i) any applicable bankruptcy, insolvency, reorganization or other laws relating to or affecting creditors’ rights generally and (ii) general principles of equity (whether in a proceeding at law or in equity).

      (b) The only vote of holders of any class or series of capital stock of Parent necessary in connection with this Agreement and the Merger is the approval of the issuance of the shares of Parent Common Stock to the stockholders of the Company upon the Merger by the affirmative vote of a majority of the outstanding shares of Parent Common Stock present in person or represented by proxy at the meeting and entitled to vote (the “Parent Stockholder Approval”).

      SECTION 3.4     Absence of Certain Changes. Except as specifically disclosed in the Parent’s filings and reports under the Exchange Act filed and publicly available prior to the date of this Agreement or as set forth in Section 3.4 of the Parent Disclosure Letter, from January 1, 2003 through the date hereof, the Parent and its subsidiaries have conducted their business and operations only in the ordinary course consistent with past practice, and during such period there has not been any event, change, effect or development that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and there has not occurred (i) any damage, destruction or loss (whether or not covered by insurance) having or which reasonably could be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; (ii) any declaration, setting aside or payment of any dividend or distribution of any kind by the Parent on any class of its capital stock or any repurchase for value by the Parent of any of its capital stock (except upon the cashless exercise of Parent Stock Options); (iii) any split, combination or reclassification of any Parent capital stock or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Parent capital stock; (iv) any material increase in the compensation payable or to become payable by the

Parent or any of its subsidiaries to any of its directors, officers or key employees or the creation of or any material increase in any bonus, insurance, pension, severance or other employee benefit plan, payment or arrangement made to, for or with any such director, officer or key employee, other than in the ordinary course of business consistent with past practice; (v) any entry by the Parent or any of its subsidiaries into any commitment or transaction (including, without limitation, any borrowing or capital expenditure) material (individually or in the aggregate) to the Parent or any of its subsidiaries other than in the ordinary course of business; (vi) any material elections with respect to Taxes by the Parent or any of its subsidiaries or settlement or compromise by the Parent or any of its subsidiaries of any material Tax liability or refund; (vii) any change by the Parent or its subsidiaries in accounting methods, principles or practices except as required by concurrent changes in GAAP; (viii) any contract or agreement to take any action described in this Section 3.4; or (ix) any merger, combination or consolidation of the Parent or any of its subsidiaries with another person, or any sale, lease, exchange or other disposition of, or grant of any lien with respect to, any of the properties or assets of the Parent or any of its subsidiaries that are individually or in the aggregate, material to the business of the Parent and its subsidiaries, except for dispositions of excess or obsolete assets in the ordinary course of business and consistent with past practice.

      SECTION 3.5     Reports and Financial Statements.

      (a) The Parent has filed all required forms, reports and documents with the SEC required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder (collectively, the “Parent SEC Documents”), all of which have complied as of their respective filing dates, or, if amended, as of the date of the last such amendment, in all material respects with all applicable requirements of the Securities Act and the Exchange Act, and the rules promulgated thereunder. None of such forms, reports or documents at the time filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent information contained in any Parent SEC Documents has been revised or superseded by a later filed Parent SEC Document, none of the Parent SEC Documents (including any and all financial statements included therein) contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Parent included in the Parent SEC Documents (including the notes thereto) at the time filed complied in all material respects as to form with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and in Management’s Discussion and Analysis of Financial Condition and Results of Operation and fairly present the consolidated financial position of the Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (and include, in the case of any unaudited interim financial statements, reasonable accruals for normal year-end adjustments). No subsidiaries of the Parent are required to file periodic reports with the SEC under the Exchange Act.

      (b) The Parent and its subsidiaries have filed all reports required to be filed with any Governmental Entity other than the SEC, including state securities administrators, except where the failure to file any such reports of the Parent and its subsidiaries has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Such reports of the Parent and its subsidiaries were prepared in accordance with the requirements of applicable law, except where the failure to prepare any such reports in accordance with the requirements of applicable law has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

      SECTION 3.6     Information in Joint Proxy Statement and Registration Statement. None of the information supplied or to be supplied by the Parent or Sub for inclusion or incorporation by reference in (i) the Registration Statement or (ii) the Proxy Statement will, in the case of the Registration Statement, at the time it becomes effective and at the Effective Time, or, in the case of the Proxy Statement or any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and any amendments or supplements thereto, and at the time of the respective meetings of stockholders of the Company and Parent to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. As of the date of its initial mailing and as of the date of the respective meetings of the stockholders of the Company and Parent, the Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act, and the rules and regulations promulgated thereunder, except that no representation is made by the Parent with respect to statements made therein based on information supplied by the Company or its representatives for inclusion in the Proxy Statement or with respect to information concerning the Company or any of its subsidiaries incorporated by reference in the Proxy Statement.

      SECTION 3.7     Consents and Approvals; No Violation. Subject to obtaining the Parent Stockholder Approval and the taking of the actions described in the immediately succeeding sentence, the execution, delivery and performance of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions of this Agreement will not, conflict with, or result in any material violation of, or default (with or without notice or lapse to time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or loss of a material benefit under, or result in the creation of any Lien upon any of the material properties or material assets of the Parent or any of its subsidiaries under, or result in the termination of, or require that any consent be obtained or any notice be given with respect to, (i) the certificate of incorporation or bylaws of the Parent or the comparable charter or organizational documents of any of its subsidiaries, (ii) except as set forth in Section 3.7 of the Parent Disclosure Letter, any loan or credit agreement, note, bond, mortgage, indenture, lease, license or other agreement, instrument, contract or Permit applicable to the Parent or any of its subsidiaries or their respective properties or assets, (iii) any judgment, order, writ, injunction, decree, law, statute, ordinance, rule or regulation applicable to the Parent or any of its subsidiaries or their respective properties or assets or (iv) any licenses to which the Parent or any of its subsidiaries is a party, other than, in each such case, any such conflicts, violations, defaults, rights, Liens, losses of a material benefit, consents or notices that have not and would not reasonably be expected to have a Parent Material Adverse Effect. Except as set forth in Section 3.7 of the Parent Disclosure Letter, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or other third party is required by the Parent or any of its subsidiaries in connection with the execution and delivery of this Agreement by the Parent or the consummation by the Parent of the transactions contemplated hereby, except for (i) the filing of a premerger notification and report form by the Parent under the HSR Act, (ii) the filing with the SEC of (x) the Registration Statement and the Proxy Statement relating to the approval by the Company’s and the Parent’s respective stockholders of this Agreement and (y) such reports under Section 13(a) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby, (iii) the filing of the Certificate of Merger pursuant to the DGCL and (iv) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

      SECTION 3.8     Brokerage Fees and Commissions. Except for those fees and expenses payable to Deutsche Bank Securities Inc. (the “Parent Financial Advisor”), no person is entitled to receive any investment banking, brokerage or finder’s fee or commission in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of the Parent or any of its subsidiaries or by any affiliate of the Parent or any of its subsidiaries.

      SECTION 3.9     Litigation. Except as disclosed in the Parent SEC Documents or in Section 3.9 of the Parent Disclosure Letter, (a) there is no claim, suit, action or proceeding (including arbitration proceedings) pending or, to the knowledge of the Parent, threatened against the Parent or any of its subsidiaries, any of their properties, assets or business, or to the knowledge of the Parent, any of the Parent’s or its subsidiaries’ current or former directors or officers (during the period they served as such) or any other person whom the Parent has agreed to indemnify that has had or would reasonably be expected to have a Parent Material Adverse Effect; (b) there is no judgment, award, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Parent or any of its subsidiaries, any of their properties, assets or business, or to the knowledge of the Parent, any of the Parent’s or its subsidiaries’ current or former directors or officers (during the period they served as such) or any other person whom the Parent has agreed to indemnify which has had or would reasonably be expected to have a Parent Material Adverse Effect; (c) neither the Parent or any of its subsidiaries nor any of their officers, directors or, to the knowledge of Parent, employees has been permanently or temporarily enjoined or prohibited by order, judgment or decree of any Government Entity, other regulatory or self-regulatory body or association or arbitrator from engaging in or continuing any conduct or practice in connection with the business engaged in by the Parent; (d) there is not in existence any order, judgment or decree of any Government Entity, other regulatory or self-regulatory body or association or arbitrator enjoining or prohibiting the Parent or any of its subsidiaries from taking, or requiring the Parent or any of its subsidiaries to take, any action of any kind or to which the Parent, its subsidiaries or any of its business, properties or assets are subject or bound; and (e) neither the Parent nor any of its subsidiaries is in default in any material respect under any order, writ, injunction or decree of any Government Entity, other regulatory or self-regulatory body or association or arbitrator.

      SECTION 3.10     Compliance with Applicable Laws. Except for any of the following which would not reasonably be expected to have a Parent Material Adverse Effect and except as disclosed on Section 3.10 of the Parent Disclosure Letter:

(a) (i) the Parent and its subsidiaries have, and are in compliance with the terms of, all Permits and all Intellectual Property necessary for it to own, lease or operate its properties and assets and to carry on its business as now conducted, (ii) there has occurred no default under any such Permit, (iii) with respect to such Permits, no action or proceeding is pending or, to the knowledge of the Parent, threatened in writing against the Parent, (iv) the business of the Parent and its subsidiaries has been and is being conducted in compliance with all applicable laws, including, without limitation, all laws concerning privacy and/or data protection; (v) no investigation or review by any Government Entity of the Parent or any of its subsidiaries is pending or, to the knowledge of the Parent, threatened in writing; and (vi) neither the Parent nor any of its subsidiaries has received any written communication in the past two years from a Government Entity that alleges that the Parent or any of its subsidiaries is not in compliance in any material respect with any applicable laws;

(b) each of the Parent and its subsidiaries is in compliance with all applicable Environmental Laws;

(c) each of the Parent and its subsidiaries and their respective properties, assets, businesses and operations is, and has been, and their respective properties, assets, businesses and operations are, and have been, in compliance with all applicable Environmental Laws and Environmental Permits; and

(d) the Parent is not aware that, during the period of ownership or operation by the Parent and its subsidiaries of any of their properties, there has been any Release of Hazardous Material in, on, under, from or affecting such properties, any surrounding site or any off-site location.

      SECTION 3.11     Contracts. All of the contracts that are required to be described in the Parent SEC Documents or required to be filed as exhibits thereto have been described therein or filed therewith as required. All such Contracts are in full force and effect and are valid and enforceable with respect to the Parent or its subsidiary, as applicable, except as enforceability may be subject to (x) any applicable bankruptcy, insolvency, reorganization or other law relating to or affecting creditors’ rights generally, and (y) general principles of equity (whether in a proceeding at law or in equity), and to the knowledge of the Parent and its subsidiaries, with respect to each other party thereto, in accordance with their respective terms. Neither the Parent nor any of its subsidiaries is in violation of, or in default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a violation of or default under) any of the aforesaid contracts, except for violations or defaults that have not and would not reasonably be expected to have a Parent Material Adverse Effect.

      SECTION 3.12     Undisclosed Liabilities. Except as disclosed in the Parent SEC Documents or accrued or reserved against on the March 31, 2003 balance sheet included in the Parent SEC Documents, or as set forth in Section 3.12 of the Parent Disclosure Letter, and except for liabilities incurred in the ordinary course of business since March 31, 2003 which individually and in the aggregate are not material or liabilities under this Agreement, the Parent and each of its subsidiaries does not have any material (individually or in the aggregate) liabilities or obligations of any nature (whether absolute, contingent or otherwise).

      SECTION 3.13     Opinion of Parent Financial Advisor. The Parent has received the opinion of the Parent Financial Advisor, dated August 4, 2003 (the “Parent Fairness Opinion”), substantially to the effect that as of the date of the Parent Fairness Opinion the Exchange Ratio is fair from a financial point of view to the Parent, a signed copy of which written opinion has been delivered to Parent. The Parent has been authorized by the Parent Financial Advisor to permit the inclusion of the Parent Fairness Opinion (and, subject to prior review and consent by the Parent Financial Advisor, a reference thereto) in the Registration Statement and the Proxy Statement.

      SECTION 3.14     Tax Matters. The Parent knows of no fact or circumstance which is reasonably likely to cause the Merger to be treated other than as a tax-free reorganization under Section 368(a) of the Code.

      SECTION 3.15     Affiliate Transactions. Except as set forth in the Parent SEC Documents, compensation arrangements pursuant to employment agreements or employee benefit plans or as described in Section 3.15 of the Parent Disclosure Letter, there are no contracts, indebtedness, arrangements or other transactions between the Parent or any of its subsidiaries, on the one hand, and any (i) officer or director of the Parent or executive officer or director or key employee of any of its subsidiaries, (ii) record or beneficial owner of five percent or more of any class of the voting securities of the Parent or (iii) affiliate (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) of any such officer, director or beneficial owner, on the other hand. None of the Parent, any subsidiary of the Parent, the directors or officers of the Parent or any subsidiary, nor any person acting on behalf of any of them, has made or received any payment not categorized in a manner consistent with generally accepted accounting principles and fully disclosed in the books and records of the Parent in connection with or in any way relating to or affecting the Parent.

      SECTION 3.16     No Knowledge of Breach. The Parent has no knowledge on the date hereof of any facts or circumstances which would cause any representation or warranty of the Company contained in this Agreement or in any ancillary agreement to be misleading or incorrect in any respect and is not aware of any statement which was omitted from any such representation or warranty which is necessary to make the statements made in any such representation or warranty not misleading.

      SECTION 3.17     Real Property; Leases.

      (a) Section 3.17 of the Parent Disclosure Letter sets forth a complete and accurate list of the locations of all real property owned and leased by the Parent or any of its subsidiaries (collectively with all improvements located thereon and appurtenances thereto, the “Real Property”).

      (b) No portion of the Real Property is subject to any order to be sold or is being condemned, expropriated or otherwise taken by any Government Entity with or without payment or compensation therefor, nor, to the knowledge of the Parent and its subsidiaries, has any such condemnation, expropriation or taking been threatened or proposed.

      (c) There are no pending or, to the knowledge of the Parent and its subsidiaries, threatened condemnation proceedings, lawsuits, or administrative actions relating to any of the Real Property.

      (d) Except as described in Section 3.17(d) of the Parent Disclosure Letter other than the Parent Permitted Encumbrances, neither the Parent nor any of its subsidiaries has entered into any contract, agreement or arrangement granting to any person the right of use or occupancy of any material portion of the Real Property. For purposes of this Agreement: “Parent Permitted Encumbrances” means:

(i) encumbrances for assessments, taxes, water, sewer and other similar charges not yet due and payable or that Parent or any of its subsidiaries is contesting in good faith through appropriate proceedings; (ii) easements or reservations thereof, rights of way, highway and railroad crossings, sewers, electric and other utility lines, telegraph and telephone lines, zoning, building code and other covenants, conditions and restrictions as to the use of the real property; (iii) vault rights; (iv) encumbrances previously disclosed to the Company; (v) liens securing the claims of materialmen, landlords and others provided payment is not yet delinquent; (vi) any leases, subleases or licenses listed on Section 3.17 of the Parent Disclosure Letter; (vii) all encumbrances relating to liens securing borrowed money to be released at or prior to the Closing; (viii) any and all matters and encumbrances (including, without limitation, fee mortgages or ground leases) affecting the leased real property of Parent or its subsidiaries, not created or granted by Parent or any of its subsidiaries; and (ix) any subordination or attornment agreement between Parent or any of its subsidiaries and the lender for any of the landlords of Parent or its subsidiaries.

ARTICLE 4.

CONDUCT OF BUSINESS PENDING THE MERGER

      SECTION 4.1     Conduct of Business of the Company Pending the Merger. The Company hereby covenants and agrees that, prior to the Effective Time, unless otherwise expressly contemplated by this Agreement or consented to in writing by Parent, it will and will cause each of its subsidiaries to:

(a) operate its business in the usual and ordinary course consistent with past practices and in compliance in all material respects with all applicable laws;

(b) use its reasonable efforts to preserve intact its assets and its business organization, maintain its rights and franchises, retain the services of its present officers and its respective key employees and maintain its relationships with its respective customers and suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Effective Time;

(c) maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted, and maintain supplies in quantities consistent with its customary business practice; and

(d) use its reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that currently maintained.

      SECTION 4.2     Prohibited Actions by the Company. Without limiting the generality of Section 4.1, except as set forth in Section 4.2 of the Company Disclosure Letter, the Company covenants and agrees that, except as expressly contemplated by this Agreement or otherwise consented to in writing by Parent (which consent shall not be unreasonably withheld or delayed), from the date of this Agreement until the Effective Time, it will not do, and will not permit any of its subsidiaries to do, any of the following:

(a) (i) increase the compensation (or benefits) payable to or to become payable to any director or employee, except for increases in salary or wages of employees in the ordinary course of business and consistent with past practice; (ii) grant any severance or termination pay (other than pursuant to the severance policy or practice of the Company or its subsidiaries as disclosed in Section 2.11 of the Company Disclosure Letter and in effect on the date of this Agreement) to, or enter into or amend in any respect any employment or severance agreement with, any employee; (iii) establish, adopt, enter into or amend in any respect any collective bargaining agreement or any Benefit Plan of the Company or any ERISA Affiliate; (iv) take any action to accelerate or otherwise remove restrictions with respect to any rights or benefits, or make any determinations not in the ordinary course of business consistent with past practice, under any collective bargaining agreement or Benefit Plan of the Company or any ERISA Affiliate; (v) grant any options to purchase Company Common Stock or any other capital stock of the Company; or (vi) terminate the employment of any employee or consultant who is party to an employment or consulting agreement with the Company (other than for cause pursuant to such employment or consulting agreement);

(b) declare, set aside or pay any dividend on, or make any other distribution in respect of (whether in cash, stock or property), outstanding shares of capital stock, except for dividends by a wholly owned subsidiary of the Company to the Company or another wholly owned subsidiary of the Company;

(c) directly or indirectly redeem, purchase or otherwise acquire, or offer or propose to redeem, purchase or otherwise acquire, any outstanding shares of capital stock of, or other equity interests in, or any securities that are convertible into or exchangeable for any shares of capital stock of, or other equity interests in, or any outstanding options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests in, the Company or any of its subsidiaries (other than (i) any such acquisition by the Company or any of its wholly owned subsidiaries directly from any wholly owned subsidiary of the Company in exchange for capital contributions or loans to such subsidiary, or (ii) any purchase, forfeiture or retirement of shares of Company Common Stock or the Company Stock Options occurring pursuant to the terms (as in effect on the date of this Agreement) of any existing Benefit Plan of the Company or any of its subsidiaries, in a manner otherwise consistent with the terms of this Agreement);

(d) effect any reorganization or recapitalization; or split, combine or reclassify any of the capital stock of, or other equity interests in, the Company or any of its subsidiaries or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of such capital stock or such equity interests, or declare, set aside or pay any dividend or other distribution payable in cash, stock or property of any class of its capital stock;

(e) offer, sell, issue or grant, or authorize or propose the offering, sale, issuance or grant of, any shares of capital stock of, or other equity interests in, any securities convertible into or exchangeable for (or accelerate any right to convert or exchange securities for) any shares of capital stock of, or other equity interest in, or any options, warrants or rights of any kind to acquire any shares of capital stock of, or other equity interests in, or any Voting Company Debt or other voting securities of, the Company or any of its subsidiaries, or any “phantom” stock, “phantom” stock rights, SARs or stock-based performance units, other than issuances of shares of Company Common Stock upon the exercise of the Company Stock Options outstanding at the date of this Agreement in accordance with the terms thereof (as in effect on the date of this Agreement);

(f) (i) merge, combine or consolidate with another person or (ii) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or in any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets of any other person;

(g) sell, lease, exchange or otherwise dispose of, or grant any Lien with respect to, any of the properties or assets of the Company or any of its subsidiaries that are, individually or in the aggregate, material to the business of the Company and its subsidiaries, except for dispositions of excess or obsolete assets in the ordinary course of business and consistent with past practice;

(h) propose or adopt any amendments to its certificate of incorporation or bylaws or other organizational documents;

(i) effect any change in any accounting methods, principles or practices in effect as of December 31, 2002 affecting the reported consolidated assets, liabilities, results of operations, cash flow or stockholders’ equity of the Company, except as may be specifically required by a change in generally accepted accounting principles;

(j) (i) incur, guaranty, assume or prepay any indebtedness, obligations or liabilities in excess of $100,000 (individually or in the aggregate) other than in the ordinary course of business consistent with past practice; (ii) issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its subsidiaries, guarantee any such indebtedness or debt securities of another person, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, or (iii) make any loans, advances or capital contributions to, or investments in, any other person, other than to or in the Company or any direct or indirect wholly owned subsidiary of the Company; provided, however, (a) nothing shall limit the Company’s right to borrow pursuant to the Company Credit Agreement in the ordinary course of business (except that the Company shall not exercise its rights under Section 2(a)(iii) of the Company Credit Agreement) and to enter into the Loan Agreement as borrower under the Parent Loan and (b) at such time as the Board of Directors of the Company in its reasonable judgment shall determine, the Company may engage in conversations and negotiations related to refinancing the Company Credit Agreement, and in the event that the Effective Time does not occur by January 22, 2004, then the Company may refinance, and Parent shall use commercially reasonable efforts to facilitate such refinancing, its Company Credit Agreement with the proceeds of indebtedness incurred by the Company (which may be secured by a Lien on assets of the Company), the terms of which are reasonably satisfactory to Parent; provided however, that Parent’s efforts to refinance the Company’s indebtedness in connection with the Merger shall not be deemed inconsistent with the exercise of such commercially reasonable efforts;

(k) make any Tax election except in a manner consistent with past practice, change any method of accounting for Tax purposes, or settle or compromise any material Tax liability;

(l) pay, satisfy, discharge or settle any material claim, liability or obligation (absolute, accrued, contingent or otherwise), other than in the ordinary course of business consistent with past practice or pursuant to mandatory terms of any contract of the Company or its subsidiaries in effect on the date hereof;

(m) modify or amend, or waive any benefit of, any non-competition agreement to which the Company or any of its subsidiaries is a party;

(n) authorize or make capital expenditures in excess of $100,000 individually, or in excess of $100,000 in the aggregate except for those projects set forth in Section 4.2(n) of the Company Disclosure Letter;

(o) permit any insurance policy naming the Company or any subsidiary of the Company as a beneficiary or a loss payee to be canceled (other than due to circumstances beyond the Company’s control) or terminated other than in the ordinary course of business;

(p) enter into any new contract, or modify or amend any existing contract that involves individually amounts not in excess of $200,000 or collectively for all such contracts, amounts not in excess of $200,000; other than contracts in the ordinary course of business, for which there shall be no dollar limit; or

(q) agree in writing or otherwise to take any of the foregoing actions.

      SECTION 4.3     Conduct of Business by Parent Pending the Merger. Parent hereby covenants and agrees that, prior to the Effective Time, unless otherwise expressly contemplated by this Agreement or consented to in writing by the Company, it will not (i) amend its Certificate of Incorporation or bylaws in a manner that would reasonably be likely to adversely affect the Parent Company Stock; (ii) split, combine or reclassify any shares of its outstanding capital stock; (iii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property; or (iv) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or business unit thereof or any equity interest therein if such acquisition would be deemed to be a significant acquisition as defined in Rule 11-01(b)(1) of Regulation S-X.

      SECTION 4.4     Conduct of Business of Sub. During the period from the date of this Agreement to the Effective Time, Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement. It is understood that Sub was formed by Parent solely for the purpose of effecting the Merger, and that Sub will have no material assets and no material liabilities prior to the Merger. Parent shall cause Sub to perform its obligations under this Agreement.

ARTICLE 5.

COVENANTS

      SECTION 5.1     No Solicitation.

      (a) The Company agrees that it shall immediately cease and cause to be terminated all existing discussions, negotiations and communications with any third parties with respect to any Acquisition Proposal (as defined in Section 5.1(e) below). From and after the date hereof until the Effective Time or the termination of this Agreement in accordance with Section 7.1, the Company and its subsidiaries and their respective officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its subsidiaries) (collectively, “Representatives”) shall not, directly or indirectly, (i) initiate, solicit or knowingly encourage (including, without limitation, by way of furnishing information), or take any action designed to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal, (ii) enter into any agreement regarding an Acquisition Proposal, (iii) participate in negotiations or discussions with, or provide any information or data to, any person (other than Parent, Sub or any of their respective affiliates or Representatives) regarding any Acquisition Proposal or (iv) make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal, or otherwise encourage any effort or attempt by any person to do or seek any of the foregoing. Any violation of the foregoing restrictions by any person of the Company’s Representatives, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of this Agreement by the Company.

      (b) Notwithstanding the foregoing, the Company (i) may permit any person who expresses an Acquisition Proposal Interest to make an Acquisition Proposal to the Board of Directors of the Company, notwithstanding the existence of a standstill obligation which would otherwise restrict the person from making such Acquisition Proposal to the Board of Directors of the Company, if the Board of Directors of the Company with the advice of independent counsel (who may be the Company’s regularly engaged independent counsel) determines in good faith that the failure to do so would be inconsistent with the fiduciary duty of the Board of Directors of the Company under applicable law, (ii) may furnish information concerning its business, properties or assets to any person pursuant to a customary confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement dated May 15, 2002, entered into between Parent and the Company (the “Confidentiality Agreement”) if, and only if, such person has on an unsolicited basis, and in the absence of any violation of this Section 5.1 by the Company or any of its Representatives, submitted an Acquisition Proposal or Acquisition Proposal Interest that constitutes or, that in the good faith opinion of the Company Board of Directors, is reasonably likely to result in a Superior Proposal and (iii) may negotiate and participate in discussions and negotiations with such person concerning an Acquisition Proposal if, and only if, (x) such person has on an unsolicited basis, and in the absence of any violation of this Section 5.1 by the Company or any of its Representatives, submitted a bona fide written Superior Proposal to the Company and (y) in the good faith opinion of the Company Board of Directors, only after consultation with independent outside legal counsel to the Company, the Board of Directors of the Company has determined that engaging in such discussions or negotiations is in the best interests of the Company and its stockholders and the failure to engage in such discussions or negotiations would be inconsistent with the Board’s fiduciary duties to the Company’s stockholders under applicable law. A “Superior Proposal” means any Acquisition Proposal that is not conditioned upon the ability to obtain financing (A) which is for not less than eighty percent (80%) of the issued and outstanding shares of Company Common Stock or eighty percent (80%) of the consolidated assets of the Company and (B) which the Company Board of Directors determines in good faith, after consultation with a nationally recognized investment banking firm, is (I) superior to the Company’s stockholders from a financial point of view and, taking into account relevant legal, financial and regulatory aspects of the proposal and any other factors that the Company Board of Directors determines to be relevant, the identity of the third party making such proposal, and the conditions for completion of such proposal, a more favorable transaction than the Merger and (II) reasonably likely to be completed. The Company shall promptly, and in any event within twenty-four hours following receipt by the Company or any of its Representatives of an Acquisition Proposal or any inquiry or expression of interest relating to an Acquisition Proposal or Acquisition Proposal Interest (as defined below) and prior to providing any such party from whom an Acquisition Proposal has been received with any material non-public information, notify Parent of the receipt of the same. The Company shall promptly provide to Parent any material non-public information regarding the Company provided to any other party which was not previously provided to Parent, such additional information to be provided no later than the next business day after the date of provision of such information to such other party.

      (c) Except as expressly permitted by this Section 5.1(c), neither the Company Board of Directors nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or to Sub, the approval or recommendation by the Company Board of Directors or any such committee of this Agreement, the Merger or take any action or make any statement inconsistent with such approval, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal (any action described in the foregoing clauses (i) and (ii), a “Change in the Company’s Recommendation”), or (iii) enter into any letter of intent, agreement in principle or agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, the Company Board of Directors, subject to the terms of this and the following two sentences, to the extent that it determines in good faith, after consultation with independent outside legal counsel, that the failure to do so would be inconsistent with the Board’s fiduciary duties to the Company’s stockholders under applicable law, may make a Change in the Company’s Recommendation. The Company may make a Change in the Company’s Recommendation (A) at a time that is after the third day following the Company’s delivery to Parent of written notice advising Parent that the Company Board of Directors has determined that it has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the Person making such Superior Proposal and indicating that it intends to make a Change in the Company’s Recommendation and (B) if, during such three (3) day period, the Company and its advisors shall have negotiated in good faith with Parent to make adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal. Any such Change in the Company’s Recommendation shall not change the approval of the Company Board of Directors for purposes of causing any state takeover statute or other state law to be inapplicable and the transactions contemplated thereby.

      (d) Notwithstanding the foregoing, nothing contained in this Section 5.1 or any other provision hereof shall prohibit the Company or the Company Board of Directors from taking and disclosing to the Company’s stockholders a position contemplated by Rule 14e-2 promulgated under the Exchange Act or from making any disclosure if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, failure to do so would inconsistent with the Board’s fiduciary duties to the Company’s stockholders under applicable law; provided, however, that the Company Board of Directors shall not in any case make a Change in the Company’s Recommendation except in accordance with Section 5.1(c).

      (e) The Company shall promptly notify Parent if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with the Company or any of its subsidiaries or any of their respective Representatives, in each case in connection with any Acquisition Proposal (as hereinafter defined) or the possibility or consideration of making an Acquisition Proposal (“Acquisition Proposal Interest”) indicating, in connection with such notice, the name of the Person initiating such Acquisition Proposal Interest, and the material terms and conditions of any proposals or offers. The Company agrees that it shall keep Parent informed, on a current basis, of the status and terms of any Acquisition Proposal Interest. As used in this Agreement, “Acquisition Proposal”

means any tender or exchange offer involving the Company or any of its subsidiaries, any proposal for a merger, consolidation or other business combination involving the Company or any of its subsidiaries, any proposal or offer to acquire in any manner an interest in excess of fifteen percent (15%) of the outstanding equity securities, or a substantial portion of the business or assets of, the Company or any of its subsidiaries (other than assets or inventory in the ordinary course of business or assets held for sale), any proposal or offer with respect to any recapitalization or restructuring with respect to the Company or any of its subsidiaries or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to the Company or any of its subsidiaries other than pursuant to the Merger.

      SECTION 5.2     Access to Information. Each of the Company and Parent shall (and shall cause its subsidiaries and its and their respective officers, directors, employees, auditors and agents to) afford to the other and to the other’s officers, employees, financial advisors, legal counsel, accountants, consultants and other representatives reasonable access, during normal business hours throughout the period from the date hereof until the earlier of the Effective Time and the termination of this Agreement, to all of its books and records and its properties, plants and personnel and, during such period, each shall furnish promptly to the other a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal securities laws, provided that no investigation pursuant to this Section 5.2 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger. Unless otherwise required by law, each of Parent and the Company agrees that it (and its respective subsidiaries and its and their respective representatives) shall hold in confidence all non-public information so acquired in accordance with the terms of the Confidentiality Agreement (as defined below).

      SECTION 5.3     Confidentiality Agreements. The parties agree that the provisions of the Confidentiality Agreements dated May 15, 2002 between Parent and the Company (the “Confidentiality Agreements”) shall remain binding and in full force and effect; provided, however, that any consents from the Company necessary under the Confidentiality Agreements for Parent and Sub to consummate the transactions contemplated hereby shall be deemed to have been made and provided that the provisions of the Confidentiality Agreements relating to standstill obligations shall terminate and be of no further force and effect after the date hereof. Without limiting the generality of the foregoing, the Company shall, within two (2) business days of request therefor, provide to Parent the information described in Rule 14a-7(a)(2)(ii) under the Exchange Act and any information to which a holder of Company Common Stock would be entitled under Section 220 of the DGCL (assuming such holder met the requirements of such section).

      SECTION 5.4     Registration Statement and Proxy Statement. As promptly as practicable after the execution of this Agreement, Parent and the Company shall in consultation with each other prepare and file with the SEC the Proxy Statement and Parent in consultation with the Company shall prepare and file with the SEC the Registration Statement. Each of Parent and the Company shall use its reasonable efforts to have the Registration Statement declared effective as soon as practicable after the date hereof. Parent shall also use its reasonable efforts to take any action required to be taken under state securities or “blue sky” laws in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement in the Merger. The Company shall furnish Parent with all information concerning the Company and the holders of its capital stock and shall take such other action as Parent may reasonably request in connection with the Proxy Statement and the Registration Statement and the issuance of shares of Parent Common Stock, and Parent shall furnish the Company with all information concerning Parent and the holders of its capital stock and shall take such other action as the Company may reasonably request in connection with the Proxy Statement. If at any time prior to the Effective Time any event or circumstance relating to Parent, any subsidiary of Parent, the Company, any subsidiary of the Company, or their respective officers or directors, should be discovered by such party which should be set forth in an amendment or a supplement to the Registration Statement or Proxy Statement, such party shall promptly inform the other thereof and take appropriate action in respect thereof. Each of the parties hereto shall cause the Proxy Statement to comply as to form and substance, as to such party, in all material respects with the applicable requirements of (i) the Exchange Act, (ii) the Securities Act, (iii) the rules and regulations of the Exchange. No amendment or supplement to the Proxy Statement or the Registration Statement shall be made without the approval of Parent and the Company, which approval shall not be unreasonably withheld or delayed; provided, however, that the consent of Parent shall not be required to amend or supplement the Proxy Statement to reflect the withdrawal of the recommendation of Company’s Board of Directors that Company’s stockholders vote in favor of the approval of this Agreement and/or the recommendation that Company’s stockholders approve a Superior Proposal. Each of the parties hereto shall advise the other parties hereto, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

      SECTION 5.5     Proxy Statement; Stockholder Approvals.

      (a) The Company, acting through its Board of Directors, shall, subject to and in accordance with applicable law and its certificate of incorporation and by-laws, promptly and duly call, give notice of and, as soon as practicable following the date upon which the Registration Statement becomes effective, hold a meeting of the holders of Company Common Stock for the purpose of voting to approve and adopt this Agreement and the transactions contemplated hereby (the “Company Stockholders’ Meeting”), and, subject to Section 5.1, (i) recommend approval and adoption of this Agreement and the transactions contemplated hereby, by the stockholders of the Company and include in the Proxy Statement such recommendation and (ii) take all reasonable and lawful action to solicit and obtain such approval.

      (b) Parent, acting through its Board of Directors, shall, subject to and in accordance with applicable law and its certificate of incorporation and by-laws, promptly and duly call, give notice of and, as soon as practicable following the date upon which the Registration Statement becomes effective, hold a meeting of the holders of Parent Common Stock for the purpose of voting to approve the issuance of the shares of Parent Common Stock to the stockholders of the Company upon the Merger, and (i) recommend approval by the stockholders of Parent and include in the Proxy Statement such recommendation and (ii) take all reasonable and lawful action to solicit and obtain such approval.

      (c) The Company and the Parent, as promptly as practicable, shall each cause the definitive Proxy Statement to be mailed to their respective stockholders.

      (d) At or prior to the Closing, (i) the Company shall deliver to Parent a certificate of its Secretary setting forth the voting results from its stockholder meeting and (ii) Parent shall deliver to the Company a certificate of its Secretary setting forth the voting results from its stockholder meeting.

      (e) None of the information supplied by the Company for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement shall, at the respective times filed with the SEC or other regulatory agency, and, in addition, (i) in the case of the Proxy Statement, at the date it or any amendments or supplements thereto are mailed to stockholders of Company, at the time of the Company Stockholders’ Meeting and at the Effective Time and (ii) in the case of the Registration Statement, when it becomes effective under the Securities Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstances relating to the Company or any subsidiary of the Company, or their respective officers or directors, should be discovered by the Company that should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, the Company shall promptly inform Parent. All documents that Company is responsible for filing with the SEC in connection with the Merger will comply as to form in all material respects with the applicable requirements of the rules and regulations of the Securities Act and the Exchange Act.

      (f) None of the information supplied by Parent for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement shall, at the respective times filed with the SEC or other regulatory agency and, in addition, (i) in the case of the Proxy Statement, at the date it or any amendments or supplements thereto are mailed to stockholders of the Company, at the time of the Company Stockholders’ Meeting and at the Effective Time and (ii) in the case of the Registration Statement, when it becomes effective under the Securities Act and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If, at any time prior to the Effective Time, any event or circumstance relating to Parent or any subsidiary of Parent, or their respective officers or directors, should be discovered by Parent that should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, Parent shall promptly inform the Company. All documents that Parent is responsible for filing with the SEC in connection with the Merger will comply as to form in all material respects with the applicable requirements of the rules and regulations of the Securities Act and the Exchange Act.

      SECTION 5.6     Compliance with the Securities Act.

      (a) At least 10 days prior to the Effective Time, the Company shall cause to be delivered to Parent a list identifying all persons who were at the record date for its stockholders’ meeting convened in accordance with Section 5.5, “affiliates” of the Company, as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the “Rule 145 Affiliates”).

      (b) The Company shall use its reasonable best efforts to cause each person who is identified as one of its Rule 145 Affiliates in its list referred to in Section 5.6(a) to deliver to Parent (with a copy to the Company), prior to the Effective Time, a written agreement, in the form attached hereto as Exhibit 5.6(b) (the “Affiliate Agreement”).

      (c) Parent shall be entitled to place legends, as specified in the Affiliate Agreement, on the certificates evidencing any of the Parent Common Stock to be received by (a) any Rule 145 Affiliates or (b) any person Parent reasonably identifies, after consultation with outside counsel (by written notice to Company), as being a person who would be deemed a Rule 145 Affiliate, and to issue appropriate stop transfer instructions to the transfer agent for such Parent Common Stock, consistent with the terms of the Affiliate Agreement, regardless of whether such person has executed an Affiliate Agreement and regardless of whether such person’s name appears on such list delivered by the Company.

      SECTION 5.7     Reasonable Efforts. (a) Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to ensure that the conditions set forth in Article 6 are satisfied and to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, the obtaining of all necessary waivers, consents and approvals and the effecting of all necessary registrations and filings; provided, however, that the Company shall not, without Parent’s prior written consent, and Parent shall not be required to, divest or hold separate or otherwise take or commit to take any other similar action with respect to any assets, businesses or product lines of the Company or any of its subsidiaries. Without limiting the generality of the foregoing, as promptly as practicable, the Company, Parent and Sub shall make all filings and submissions under the HSR Act as may be reasonably required to be made in connection with this Agreement and the transactions contemplated hereby. Subject to the Confidentiality Agreements, the Company will furnish to Parent and Sub, and Parent and Sub will furnish to the Company, such information and assistance as the other may reasonably request in connection with the preparation of any such filings or submissions. Subject to the Confidentiality Agreements, the Company will provide Parent and Sub, and Parent and Sub will provide the Company, with copies of all material written correspondence, filings and communications (or memoranda setting forth the substance thereof) between such party or any of its representatives and any Governmental Entity, with respect to the obtaining of any waivers, consent or approvals and the making of any registrations or filings, in each case that is necessary to consummate the Merger and the other transactions contemplated hereby. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers or directors of Parent and the Surviving Corporation shall take all such necessary action. In connection with and without limiting the foregoing, the Company and the Company’s Board of Directors shall (i) take all action necessary to ensure that no state takeover statute or similar law is or becomes applicable to this Agreement or any transaction contemplated thereby and (ii) if a state takeover statute or similar law becomes applicable to this Agreement or any transaction contemplated thereby, take all action necessary to ensure that the Merger and such other transaction may be consummated, as promptly as practicable, on the terms contemplated by this Agreement.

      (b) Subject to the terms and conditions herein provided, the Company agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to obtain the necessary waivers, consents and approvals described in Section 5.19(f) prior to September 8, 2003; provided, however, that the Company shall not, without Parent’s prior written consent divest or hold separate or otherwise take or commit to take any other similar action with respect to any assets, businesses or product lines of the Company or any of its subsidiaries.

      SECTION 5.8     Company Stock Options. At the Effective Time, each of the Company Stock Options (and, solely with respect to such options, the Stock Option Plan if required in accordance with Section 5.8(c) below) listed on Section 2.2(c) of the Company Disclosure Letter shall be assumed by Parent on the terms set forth herein and converted automatically into an option to purchase shares of Parent Common Stock (each, a “Converted Option”) in an amount and at an exercise price determined as provided below:

(a) The number of shares of Parent Common Stock to be subject to a Converted Option shall be equal to the product of the number of shares of Company Common Stock remaining subject (as of immediately prior to the Effective Time) to the original option and the Exchange Ratio, provided that any fractional shares of Parent Common Stock resulting from such multiplication shall be rounded down to the nearest share; and

(b) The exercise price per share of Parent Common Stock under a Converted Option shall be equal to the exercise price per share of Company Common Stock under the original option divided by the Exchange Ratio, provided that such exercise price shall be rounded down to the nearest cent.

(c) At or prior to the Effective Time, the Parent shall either cause to be effected any amendments to the Parent Plans or assume the Stock Option Plan in order to effect the foregoing provisions of this Section 5.8.

After the Effective Time, each Converted Option shall be exercisable, shall vest and shall terminate upon the same terms and conditions as were applicable to the related Company Stock Option immediately prior to the Effective Time, except that all references to the Company Common Stock shall be deemed to be references to Parent Common Stock. Within 15 days after the Effective Time, Parent shall file with the SEC a registration statement on Form S-8 (or other appropriate form) and shall take any action required to be taken under state securities “blue sky” laws for purposes of registering all shares of Parent Common Stock issuable after the Effective Time upon exercise of the Converted Options, and use all reasonable efforts to have such registration statement (or a successor or replacement registration statement) become effective with respect thereto as promptly as practicable after the Effective Time and to remain in effect while any of the Converted Options remain exercisable. At or prior to the Effective Time, Parent shall take all corporate action necessary to reserve for issuance in connection with the exercise of Converted Options such number of shares of Parent Common Stock as shall be required to be issued upon such exercise.

      SECTION 5.9     Indemnification of Directors and Officers.

      (a) Parent shall cause the Surviving Corporation to maintain in effect for the benefit of individuals who at or prior to the Effective Time were directors, officers or agents of the Company or the subsidiaries of the Company the current provisions regarding indemnification and exculpation of officers, directors and agents of the Company or any of its subsidiaries (including with respect to advancement expense) contained in the respective certificate of incorporation, bylaws or agreements listed on Section 2.16 of the

Company Disclosure Letter in effect on the date hereof, which provisions shall not be amended, modified or otherwise repealed for a period of six years from the Effective Time, except to make changes permitted by applicable law that would enlarge the exculpation or indemnification thereunder. Parent shall cause to be maintained, if available, for a period of six years from the Effective Time the Company’s current directors’ and officers’ insurance and indemnification policy and fiduciary liability policy (the “D&O Insurance”) (provided that Parent may substitute therefor, at its election, policies or financial guarantees with the same carriers or other reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous than the existing D&O Insurance) to the extent that such insurance policies provide coverage for events occurring prior to the Effective Time for all persons who are directors and officers of the Company on the date of this Agreement (or were prior to the date of this Agreement), so long as the annual premium to be paid by the Company after the date of this Agreement for such D&O Insurance during such six-year period would not exceed 300% of the annual premium as of the date of this Agreement. If, during such six-year period, such insurance coverage cannot be obtained at all or can only be obtained for an amount in excess of 300% of the annual premium therefor as of the date of this Agreement, Parent shall use reasonable best efforts to cause insurance coverage to be obtained for an amount equal to 300% of the current annual premium therefor, on terms and conditions substantially similar to the existing D&O Insurance.

      (b) If any claim or claims shall, subsequent to the Effective Time and within six years thereafter, be made in writing against any present or former director or officer of the Company based on or arising out of the services of such person at or prior to the Effective Time in the capacity of such person as a director or officer of the Company (and such director or officer shall have given Parent written notice of such claim or claims within such six year period), the provisions of subsection (a) of this Section respecting the obligation to indemnify the current or former directors or officers under the certificate of incorporation and bylaws of the Company and its subsidiaries shall continue in effect until the final disposition of all such claims.

      (c) Notwithstanding anything to the contrary in this Section 5.9, neither Parent nor the Surviving Corporation shall be liable for any settlement effected without its written consent, which shall not be unreasonably withheld.

      (d) The provisions of this Section 5.9 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each person entitled to indemnification hereunder and the heirs and representatives of such person.

      (e) Parent will not, nor will Parent permit the Surviving Corporation to, merge or consolidate with any other person or sell all or substantially all of Parent’s or such subsidiary’s assets unless Parent and/or the Surviving Corporation will ensure that the surviving or resulting entity assumes the obligations imposed by this Section 5.9.

      SECTION 5.10     Employment Arrangements; Employee Plans and Benefits.

      (a) Employment Arrangements and Accrued Benefits. From and after the date hereof, the Company and the Surviving Corporation, as the case may be, shall honor in accordance with their terms (i) all existing employment, severance, consulting, change of control and indemnification agreements and other bonus and compensation arrangements between the Company or any of its subsidiaries and any current or former officer, director or employee of the Company or any of its subsidiaries and (ii) with respect to all employees, officers and directors of the Company, all benefits or other amounts earned or accrued through the Effective Time under the Benefit Plans disclosed in Schedule 2.11(a) of the Company Disclosure Letter (or not required to be disclosed in such schedule).

      (b) Post-Closing Benefits. For a period of not less than one year following the Effective Time, Parent shall cause the Surviving Corporation to maintain a compensation structure and benefit plans for employees of the Company who remain employees of the Surviving Corporation (“Transferred Employees”) with terms that, in the aggregate for each employee, are substantially comparable to the compensation structure and Benefit Plans currently in place for such employees. With respect to any benefits plans of Parent or its subsidiaries in which the Transferred Employees participate after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, use reasonable best efforts to: (i) waive any limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees under any benefit plan in which such employees may be eligible to participate after the Effective Time (provided, however, that no such waiver shall apply to a pre-existing condition of any Transferred Employee who was, as of the Effective Time, excluded from participation in a Company benefit plan by nature of such pre-existing condition), (ii) provide each Transferred Employee with credit for any co-payments and deductibles paid prior to the Effective Time during the year in which the Effective Time occurs in satisfying any applicable deductible or out-of-pocket requirements under any benefit plan in which such employees may be eligible to participate after the Effective Time, and (iii) recognize all service of the Transferred Employees with the Company for all purposes (including without limitation purposes of eligibility to participate, vesting credit, entitlement for benefits, and benefit accrual) in any benefit plan in which such employees may be eligible to participate after the Effective Time, except to the extent such treatment would result in duplicative accrual of benefits for the same period of service.

      (c) No Right to Employment. Notwithstanding the foregoing, nothing contained in this Agreement shall confer upon any employee of the Company, any ERISA Affiliate or any of the Company’s subsidiaries any right with respect to employment by the Parent, the Sub or any of the Parent’s subsidiaries or affiliates, nor shall anything herein interfere with the right of Parent, the Sub or any of the Parent’s subsidiaries or affiliates to terminate the employment of any such employee at anytime, with or without cause, or, except as provided in Sections 5.10(a) or (b), restrict Parent, the Sub or any of the Parent’s subsidiaries or affiliates in the exercise of their independent business judgment in modifying any other terms and conditions of the employment of any such employee.

      SECTION 5.11     Public Announcements. Parent and the Company shall to the fullest extent practicable consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with any national securities exchange.

      SECTION 5.12     Listing Application. Parent will use its reasonable best efforts to cause the shares of Parent Common Stock to be issued pursuant to this Agreement in the Merger (as well as the shares of Parent Common Stock issuable after the Effective Time upon exercise of the Parent Options) to be listed for quotation and trading on the New York Stock Exchange prior to the Effective Time.

      SECTION 5.13     Supplemental Disclosure. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause (x) any representation or warranty contained in this Agreement to be untrue or inaccurate or (y) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied and (ii) any failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.13 shall not have any effect for the purpose of determining the satisfaction of the conditions set forth in Article 6 of this Agreement or otherwise limit or affect the remedies available hereunder to any party.

      SECTION 5.14     Letters of Accountants.

      (a) Parent shall use its reasonable best efforts to cause to be delivered to the Company a letter of Ernst & Young LLP, Parent’s independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to the Company, in form and substance reasonably satisfactory to the Company and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement, which letter shall be brought down to a date within two business days prior to the Effective Time.

      (b) The Company shall use its reasonable best efforts to cause to be delivered to Parent a letter of Deloitte & Touche LLP, the Company’s independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to Parent, in form and substance reasonably satisfactory to Parent and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement, which letter shall be brought down to a date within two business days prior to the Effective Time.

      SECTION 5.15     Recruitment. Prior to the Effective Time, and, if this Agreement is terminated by the Company pursuant to Section 7.1(f)(i), prior to the first anniversary of the date of such termination, neither Parent nor any of its subsidiaries shall hire or solicit the employment of any employee of the Company or any of its subsidiaries. Prior to the Effective Time and, if this Agreement is terminated by Parent pursuant to Section 7.1(e)(i) or 7.1(e)(ii) prior to the first anniversary of such termination, neither the Company nor any of its subsidiaries shall hire or solicit the employment of any employee of Parent or any of its subsidiaries. If this Agreement terminates without the Merger being consummated except as provided in the preceding sentence of this Section 5.15, neither Parent nor its subsidiaries, on the one hand, nor the Company nor its subsidiaries, on the other, will hire or solicit the employment of any employee of any of the others, for a period of six months from the date of such termination.

      SECTION 5.16     Rights Agreement. At the election of the Parent or Sub, the Company will redeem the Rights prior to the Closing Date.

      SECTION 5.17     Section 16(b) Board Approval.

      (a) Prior to the Effective Time, the Board of Directors of Parent shall, by resolution duly adopted by such Board of Directors or a duly authorized committee of “non-employee directors” thereof, approve and adopt, for purposes of exemption from “short-swing” liability under Section 16(b) of the Exchange Act, the acquisition of Parent Common Stock at the Effective Time by officers or directors of the Company who become, prior to, at, or following the Effective Time of the Merger, officers or directors of Parent as a result of the conversion of shares of Company Common Stock in the Merger and the assumption of the Company Stock Options by Parent at the Effective Time. Such resolution shall set forth the name of the applicable “insiders” for purposes of Section 16 of the Exchange Act, the number of securities to be acquired by each individual, that the approval is being granted to exempt the transaction under Rule 16b-3 under the Exchange Act, and, for the Company Stock Options to be assumed by Parent at the Effective Time, the material terms of the Company Stock Options to purchase Parent Common Stock acquired by such insiders as a result of the assumption by Parent of such Company Stock Options.

      (b) Prior to the Effective Time, the Board of Directors of the Company shall, by resolution duly adopted by such Board of Directors or a duly authorized committee of “non-employee directors” thereof, approve and adopt, for purposes of exemption from “short-swing” liability under Section 16(b) of the Exchange Act, the conversion at the Effective Time of the shares of the Company Common Stock held by officers and directors of the Company into shares of Parent Common Stock as a result of the conversion of shares in the Merger, and the assumption by Parent at the Effective Time of the Company Stock Options of the officers and directors of the Company. Such resolution shall set forth the name of the applicable “insiders” for purposes of Section 16 of the Exchange Act and, for each “insider,” the number of shares of Company Common Stock to be converted into shares of Parent Common Stock at the Effective Time, the number and material terms of the Company Stock Options to be assumed by Parent at the Effective Time, and that the approval is being granted to exempt the transaction under Rule 16b-3 under the Exchange Act.

      SECTION 5.18     Employment Agreements. Prior to the Effective Time, the Company shall use its reasonable efforts to cause James S. Olin, John W. McConomy, L. Park Brady, Robert J. Adams and Stephen D. Caron to execute and deliver to Parent employment agreements substantially in the forms attached hereto as Exhibits 5.18(a), (b), (c), (d) and (e), respectively.

      SECTION 5.19     Parent Loan. As soon as practicable after the date hereof and following fulfillment of the conditions described in this Section 5.19, Parent and/or Sub shall make available to the Company a revolving line of credit (the “Parent Loan”) in the maximum principal amount of $10 million pursuant to the terms and conditions of a loan agreement (the “Loan Agreement”) to be entered into by the Company, Parent and/or Sub, which Loan Agreement shall contain the following terms and conditions in addition to other reasonable and customary terms and conditions:

(a) the Parent Loan shall mature on the earliest to occur of: (i) the Effective Time; (ii) an event of default under the Loan Agreement; (iii) termination of this Agreement; or (iv) August 4, 2005, and the Parent Loan shall be subordinated to the Company’s Senior Notes and indebtedness outstanding under the Company Credit Agreement and be unsecured;

(b) proceeds of the Parent Loan will be used by the Company for general working capital purposes and not for any other purpose, including the repayment of Company debt;

(c) events of default under the Loan Agreement shall include, among other customary provisions: (i) failure by the Company to pay any principal, interest or cost due under the Loan Agreement within three (3) business days after the date such payment is due; and (ii) the failure of the Company to observe and perform any material covenant, condition or agreement under this Agreement or the Loan Agreement, which failure is not cured within ten (10) days after notice from Parent and/or Sub or discovery or knowledge thereof by the Company;

(d) interest under the Parent Loan prior to an event of default shall accrue at the rate of ten and one-half percent (10.5%) per annum; in the event that this Agreement is terminated pursuant to Section 7.1(d) or 7.1(e) hereof, then the entire amount of interest which would accrue from the date of advances under the Parent Loan through August 4, 2005 shall be due and payable together with all other amounts due at maturity;

(e) Parent and/or Sub shall be required to make advances under the Parent Loan only if (among other customary conditions): no event of default has occurred; and all representations and warranties of the Company in the Loan Agreement and this Agreement shall be, and shall have been when made, true and correct in all material respects; and

(f) Parent’s and/or Sub’s obligation to enter into the Loan Agreement and make advances thereunder shall be subject to the condition that the required holders of the Company Senior Notes and the required lenders under the Company Credit Agreement consent to: (i) the making of the Parent Loan to the Company; (ii) the use of proceeds of the Parent Loan for working capital by the Company and not for the repayment of Company debt; and (iii) the waiver of events of default or change of control payments occasioned by the execution and consummation of this Agreement and the waiver of compliance with any financial covenants which the Company believes will likely be breached under the Company Senior Notes, the Company Note Purchase and Guarantee Agreement or the Company Credit Agreement prior to the Effective Time.

ARTICLE 6.

CONDITIONS TO CONSUMMATION OF THE MERGER

      SECTION 6.1     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions:

(a) HSR Approval. Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and no action shall have been instituted by the Department of Justice or Federal Trade Commission challenging or seeking to enjoin the consummation of this transaction, which action shall have not been withdrawn or terminated.

(b) Stockholder Approvals. The Company Stockholder Approval described in Section 2.3(b) shall have been obtained and the Parent Stockholder Approval described in Section 3.3(b) shall have been obtained.

(c) Exchange Listing. The shares of Parent Common Stock issuable to the holders of Company Common Stock pursuant to this Agreement in the Merger shall have been authorized for listing on the Exchange, upon official notice of issuance.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding by the SEC seeking a stop order.

(e) Market Events. There shall not have occurred and be continuing any general suspension or limitation of trading in Parent Common Stock (exclusive, however, of any temporary suspension pending an ensuing public announcement) or in securities generally on the Exchange.

(f) No Order. No Governmental Entity (including a federal or state court) of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which materially restricts, prevents or prohibits consummation of the Merger or any transaction contemplated by this Agreement; provided, however, that the parties shall use their reasonable best efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted.

(g) Approvals. Other than the filing of merger documents in accordance with the DGCL, all authorizations, consents, waivers, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Governmental Entity necessary to consummate the transactions or to operate the Surviving Corporation the failure of which to obtain, make or occur would, individually or in the aggregate, have a material adverse effect at or after the Effective Time on Parent and its subsidiaries including the Surviving Corporation and its subsidiaries, shall have been obtained, been filed or have occurred.

(h) Litigation. No preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which enjoins, restrains or prohibits the transactions contemplated hereby, including the consummation of the Merger or has the effect of making the Merger illegal and which is in effect at the Effective Time (each party agreeing to use its reasonable best efforts to have any such injunction or order lifted), provided, that the provisions of this Section 6.1(h) shall not be available to any party who has failed to fulfill its obligations under Section 5.7.

(i) Statutes. No statute, rule, regulation, executive order, decree or order of any kind shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits the consummation of the Merger or has the effect of making the Merger illegal.

(j) Tax Opinion. The Company shall have received the opinion of Akin Gump Strauss Hauer & Feld, counsel to the Company, which opinion shall be reasonably satisfactory to Parent, to the effect that the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, which opinion shall be dated on or about the date that is two business days prior to the date the Proxy Statement is first mailed to the respective stockholders of the Company and Parent and shall have not have been withdrawn or modified in any material respect. In rendering such opinion, counsel shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations as to the matters of fact set forth in certificates of officers of the Company and Parent and of other appropriate persons that are provided to Parent.

(k) Company Credit Agreement Matters. The Company shall have (i) promptly complied in all material respects with its obligations under Section 8.3 of the Company Note Purchase and

Guarantee Agreement arising out of its entering into this Agreement and delivered evidence reasonably satisfactory to Citibank, N.A. (the “Agent”) of such compliance; (ii) (A) paid in full in cash all its Obligations (as such term is defined under the Company Credit Agreement) under the Credit Documents (as such term is defined under the Company Credit Agreement), (B) caused to be surrendered for cancellation or 100% cash collateralized all Letters of Credit (as such term is defined under the Company Credit Agreement) then outstanding under the Company Credit Agreement, (C) given written notice to Agent and the Lenders (as such term is defined under the Company Credit Agreement) that all Commitments (as such term is defined under the Company Credit Agreement) have been terminated, (D) performed and satisfied in full all other obligations required to be performed and satisfied by the Company under the Company Credit Agreement and (E) paid all costs and expenses of Agent in connection with the preparation of any waivers under the Company Credit Agreement and the consummation of the Merger, including, without limitation, the reasonable fees and expenses of counsel with respect thereto and with respect to advising Agent and the Lenders (as such term is defined under the Company Credit Agreement) as to their rights and responsibilities under the Credit Documents (as such term is defined under the Company Credit Agreement); and (iii) together with all other Credit Parties (as such term is defined under the Company Credit Agreement), executed and delivered such documents, instruments and certificates as Agent may have requested so as to cause or evidence the satisfaction in full of their respective obligations under the Credit Documents (as such term is defined under the Company Credit Agreement).

      SECTION 6.2     Conditions to Obligations of Parent and Sub to Effect the Merger. The obligations of Parent and Sub to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, unless waived in writing by Parent:

(a) Representations and Warranties. The aggregate effect of all inaccuracies in the representations and warranties of the Company set forth in this Agreement does not and would not reasonably be expected to have a Company Material Adverse Effect and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(b) Performance of Obligations of the Company. Each of the Company and its subsidiaries shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(c) Letters of Resignation. Each officer and director of the Company and its subsidiaries requested by Parent to do so shall have resigned from each such position on or prior to, and effective not later than, the Effective Time.

(d) No Company Material Adverse Effect. Since the date of this Agreement there shall have been no event, change, effect or development that has had or would reasonably be expected to have a Company Material Adverse Effect, and Parent shall have received a certificate signed on behalf of the Company by the chief executive officer or the chief financial officer of the Company to such effect.

(e) Legal Opinion. Parent shall have received the opinion, dated the Closing Date, of Akin Gump Strauss Hauer & Feld, counsel to the Company, substantially to the effect set forth in Exhibit 6.2(e) hereto, subject to assumptions, qualifications and limitations reasonably satisfactory to such counsel, which opinion shall be reasonably satisfactory to Parent. In rendering such opinion, counsel shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations as to the matters of fact set forth in certificates of officers of the Company.

(f) Company Consents. The Company shall have obtained the consents of each person named in Section 6.2(f) of the Company Disclosure Letter to consummate the transactions contemplated hereby, each in form and substance reasonably satisfactory to Parent and its counsel.

(g) Parent Consents. Parent shall have obtained the consents of each person named in Section 6.2(g) of the Parent Disclosure Letter to consummate the transactions contemplated hereby, each in form and substance reasonably satisfactory to Parent and its counsel.

(h) Employment Agreements. James S. Olin, John W. McConomy, Robert J. Adams, L. Park Brady, Jr. and Stephen D. Caron shall have executed and delivered to Parent employment agreements substantially in the forms attached hereto as Exhibits 5.18 (a), (b), (c), (d) and (e), respectively.

      SECTION 6.3     Conditions to Obligations of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following additional conditions, unless waived in writing by the Company:

(a) Representations and Warranties. (i) The aggregate effect of all inaccuracies in the representations and warranties of Parent set forth in this Agreement does not and would not reasonably be expected to have a Parent Material Adverse Effect and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the chief financial officer of Parent to such effect.

(b) Performance of Obligations of Parent and Sub. Each of Parent and Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the chief financial officer of Parent to such effect.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any event, change, effect or development that has had or would reasonably be expected to have a Parent Material Adverse Effect, and the Company shall have received a certificate signed on behalf of Parent by the chief executive officer or the chief financial officer of Parent to such effect.

(d) Legal Opinion. The Company shall have received an opinion, dated the Closing Date, of Bass, Berry & Sims PLC, counsel to the Parent, substantially to the effect set forth in Exhibit 6.3(d) hereto, subject to assumptions, qualifications and limitations reasonably satisfactory to such counsel, which opinion shall be reasonably satisfactory to the Company. In rendering such opinion, counsel shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such counsel, including representations as to the matters of fact set forth in certificates of officers of the Parent and/or Sub.

ARTICLE 7.

TERMINATION; AMENDMENT; WAIVER

      SECTION 7.1     Termination. This Agreement may be terminated, and the Merger and the other transactions contemplated hereby may be abandoned, at any time (notwithstanding approval thereof by the stockholders of the Company or the Parent) prior to the Effective Time:

(a) by mutual written consent of the Company and Parent;

(b) by either Parent or the Company, if (i) the Merger shall not have been consummated before May 31, 2004, provided that a party may not terminate pursuant to clause (i) if such party’s failure to satisfy its obligations under the Agreement shall be the principal reason that Effective Time has not occurred before such date, or (ii) the Company Stockholder Approval shall not have been obtained at a meeting duly convened therefor or any adjournment thereof or (iii) the Parent Stockholders Approval shall not have been obtained at a meeting duly convened therefor or any adjournment thereof (unless, in the case of any such termination pursuant to this Section 7.1(b), the failure to so consummate the Merger by such date or to obtain such stockholder approval shall have been caused by the action or failure to act of the party (or its subsidiaries) seeking to terminate this Agreement, which action or failure to act constitutes a breach of this Agreement);

(c) by Parent or the Company if any court of competent jurisdiction or other Governmental Entity shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the consummation of the Merger and such order, decree or ruling or other action is or shall have become nonappealable;

(d) by the Company, concurrently with the execution of an Acquisition Agreement under the circumstances permitted by Section 5.1 in connection with a Superior Proposal provided that the Company pays the termination fee and other amounts due under Section 7.3(b) as a condition precedent to such termination (provided that the Company shall not accept or resolve to accept a Superior Proposal unless (x) it provides Parent with notice of the material terms of such proposal at least five (5) days prior to such acceptance and (y) at the time of such acceptance the Board of Directors of the Company determines in good faith that such proposal continues to be a Superior Proposal after taking into account any amendments Parent and Sub may have offered to make to this Agreement); or

(e) by Parent, if (i) there has been a breach of any of the representations or warranties, covenants or agreements of the Company set forth in this Agreement, which breach is not curable or, if curable, is not cured within thirty (30) days after written notice of such breach is given by Parent to the Company, and such breach individually or collectively has had or would reasonably likely have a Company Material Adverse Effect, or (ii) the Board of Directors of the Company or any committee thereof (x) fails to convene a meeting of the Company’s stockholders to approve the Merger on or before 165 days following the date hereof (provided the Registration Statement has been declared effective within 120 days after the date hereof and if it has not, then the Company Meeting Date shall mean 45 days following the effective date of the Registration Statement) (the “Company Meeting Date”), or postpones the date scheduled for the meeting of the stockholders of the Company to approve this Agreement beyond the Company Meeting Date, except with the written consent of Parent, (y) fails to recommend the approval of this Agreement and the Merger to the Company’s stockholders in accordance with Section 5.5(a) hereof or withdraws or amends or modifies in a manner adverse to Parent its recommendation or approval in respect of this Agreement or the Merger or takes any other action specified in clause (i), (ii) or (iii) of Section 5.1(c) hereof or (z) fails, upon the written request of Parent (which request may be made at any time following public disclosure of an Acquisition Proposal) to reaffirm publicly its recommendation to the Company’s stockholders that they give the approval of this Agreement and the Merger, which public reaffirmation must also include the unconditional rejection of such Acquisition Proposal. Such reaffirmation shall be made at least ten (10) trading days prior to the Company Stockholders’ Meeting, and Company shall delay the Company Stockholders’ Meeting to provide ten (10) trading days if the Parent so requests in writing (in which case Parent shall be deemed to have consented for purposes of clause (x) above if such delay extends the Company Meeting Date beyond the period specified therein); or

(f) by the Company, if there has been a breach of any of the representations or warranties, covenants or agreements of the Parent and Sub set forth in this Agreement, which breach is not curable or, if curable, is not cured within thirty (30) days after written notice of such breach is given by the Company to Sub and such breach individually or collectively has had or would reasonably likely have a Parent Material Adverse Effect, or (ii) the Board of Directors of Parent or any committee thereof fails to convene a meeting of the Parent’s stockholders to approve the Merger on or before 165 days following the date hereof (provided the Registration Statement has been declared effective within 120 days after the date hereof and if it has not, then the Parent Meeting Date shall mean 45 days following the effective date of the Registration Statement) (the “Parent Meeting Date”), or postpones the date scheduled for the meeting of the stockholders of Parent to approve this Agreement beyond the Parent Meeting Date, except with the written consent of the Company;

(g) by Parent, if the Company has not obtained the consents described in Section 5.19(f) hereof on or prior to September 8, 2003; provided, however, that Parent may not terminate this Agreement pursuant to this Subsection 7.1(g) if Parent has made the Parent Loan; or

(h) by the Company on or after September 22, 2003, if (i) the Company has not obtained the consents described in Section 5.19(f) hereof on or prior to September 8, 2003, (ii) Parent and/or Sub have elected not to make the Parent Loan to the Company as a result of the failure of the Company to obtain such consents, and (iii) the Company has otherwise complied with Section 5.7(b) and Section 5.19 hereof.

      SECTION 7.2     Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 7.1, this Agreement, except for the provisions of Sections 5.3, 7.2, 7.3, 8.3 and 8.6, shall forthwith become void and have no effect. Subject to Section 7.3 below, no termination of this Agreement shall relieve any party to this Agreement of liability for breach of this Agreement.

      SECTION 7.3     Termination Fee.

      (a) Except as otherwise provided in this Section 7.3, all fees and expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred such fees and expenses.

      (b) If at any time before the stockholders meeting described in Section 2.3(b) (i) the Company terminates this Agreement pursuant to Section 7.1(d), or (ii) the Parent terminates this Agreement pursuant to Section 7.1(b)(ii) or 7.1(e)(ii) and prior to such termination any third party shall have made or announced an intention to make an Acquisition Proposal and within twelve (12) months of such termination the Company enters into an agreement relating to an Acquisition Proposal, then, in any such case, the Company shall pay to Parent, within one business day following (a) the execution by the Company of an Acquisition Agreement in the case of (i) above or (b) the consummation of an Acquisition Proposal in the case of (ii) above, a fee (“Termination Fee”), in cash, equal to $6,000,000; provided, however, that the Company in no event shall be obligated to pay more than once such Termination Fee with respect to all such agreements and occurrences and such termination. Any payment required to be made pursuant to this subsection (b) shall be made to Parent by wire transfer of immediately available funds to an account designated by Parent.

      (c) If this Agreement is terminated by Parent or Sub pursuant to Section 7.1(e)(i) and the condition does not result from a willful breach, promptly upon demand the Company shall reimburse Parent and Sub for their actual reasonable documented out-of-pocket fees and expenses in connection with this Agreement, the Merger and the transactions contemplated hereby (the “Expenses”); provided, however, that in no event shall such Expenses exceed a maximum amount of $1,000,000. Payment of Expenses shall be the sole and exclusive remedy of Parent and Sub for such a breach.

      (d) If this Agreement is terminated by the Company pursuant to Section 7.1(f) and the condition does not result from a willful breach, promptly upon demand Parent shall reimburse the Company for its actual reasonable documented Expenses; provided, however, that in no event shall such Expenses exceed a maximum amount of $1,000,000. Payment of Expenses shall be the sole and exclusive remedy of the Company for such a breach.

      (e) For purposes of this Section 7.3, “willful breach” shall mean that one or more representations and warranties of a party is false or misleading when made and one or more of the persons listed in Section 7.3(c) of the Company Disclosure Letter, in the case of a termination pursuant to Section 7.3(c), or Section 7.3(d) of the Parent Disclosure Schedule, in the case of a termination pursuant to Section 7.3(d), had actual knowledge at or as of (as applicable) the time of the making thereof of events, facts, circumstances or conditions not disclosed hereunder which caused such representation(s) and warrant(ies) to be false or misleading.

      SECTION 7.4     Amendment. To the extent permitted by applicable law, this Agreement may be amended by action taken by or on behalf of the respective Boards of Directors of the Company, Parent and Sub at any time before or after approval of this Agreement by the respective stockholders of the Company and Parent but, after any such stockholder approval, no amendment shall be made that by law requires the further approval of such stockholders without the approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of all the parties.

      SECTION 7.5     Extension; Waiver. At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any documents, certificate or writing delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions of the other parties hereto contained herein; provided that after the approval of the Merger by the stockholders of the Company, no extensions or waivers shall be made that by law require further approval by such stockholders without the approval of such stockholders. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE 8.

MISCELLANEOUS

      SECTION 8.1     Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any party breaches its obligation to consummate the transactions contemplated by this Agreement in accordance with the terms of this Agreement and that the parties shall be entitled to specific performance in such event, in addition to any other remedy at law or in equity to which such parties may be entitled.

      SECTION 8.2     Non-Survival of Representations and Warranties. None of the representations and warranties made in this Agreement shall survive after the Effective Time. This Section 8.2 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

      SECTION 8.3     Entire Agreement; Assignment. This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and, to the extent contemplated in Section 5.3, the Confidentiality Agreements, (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof and (b) shall not be assigned by operation of law or otherwise; provided that Parent or Sub may assign any of their rights and obligations to any direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Parent or Sub of its obligations hereunder. Any attempted assignment in violation of this Section 8.3 shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

      SECTION 8.4     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

      SECTION 8.5     Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing (including telecopy or similar writing) and shall be effective (a) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section 8.5 and the appropriate telecopy confirmation is received or (b) if given by any other means, when delivered at the address specified in this Section 8.5 (or at such other address for a party as shall be specified by like notice):

      if to Parent or Sub:

Gaylord Entertainment Company
One Gaylord Drive
Nashville, Tennessee 37214
Attention: Carter R. Todd, General Counsel
Telecopy: (615) 316-6185

      with a copy to:

Bass, Berry & Sims PLC
315 Deaderick Street, Suite 2700
Nashville, TN 37238
Attention: F. Mitchell Walker, Jr.
Telecopy: (615) 742-6293

      if to the Company:

ResortQuest International
Suite 203
8955 Highway 98 West
Destin, Florida 32550
Attention: General Counsel
Telecopy: (850) 267-0387

      with a copy to:

Akin Gump Strauss Hauer & Feld LLP
1333 New Hampshire Avenue NW
Washington, DC 20036
Attention: Paul A. Belvin, Esq.
Telecopy: (202) 887-4288

      SECTION 8.6     Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.

      SECTION 8.7     Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the substantive laws of the State of Delaware regardless of the laws that might otherwise govern under principles of conflicts of laws applicable thereto.

(a) With respect to any claim or proceeding brought by Parent and/or Sub related to or arising out of this Agreement or any transaction contemplated hereby, the Company hereby (i) consents to submit to the personal jurisdiction of any Federal court located in the State of Tennessee or any Tennessee state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees not to attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby. With respect to any claim or proceeding brought by Parent and/or Sub related to or arising out of this Agreement or any transaction contemplated hereby, the Company hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the courts of the State of Tennessee or of the United States of America located in the State of Tennessee, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

(b) With respect to any claim or proceeding brought by the Company related to or arising out of this Agreement or any transaction contemplated hereby, Parent and Sub hereby (i) consent to submit to the personal jurisdiction of any Federal court located in the State of Florida or any Florida state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agree not to attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) waive any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby. With respect to any claim or proceeding brought by the Company related to or arising out of this Agreement or any transaction contemplated hereby, Parent and Sub hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the courts of the State of Florida or of the United States of America located in the State of Florida, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

      SECTION 8.8     Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

      SECTION 8.9     Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement except for Sections 5.9 and 5.10 (which are intended to be for the benefit of the persons entitled to therein, and may be enforced by such persons).

      SECTION 8.10     Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

      SECTION 8.11     Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings ascribed to them below:

(a) “affiliate” of a person means (i) a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person and (ii) an “associate”, as that term is defined in Rule 12b-2 promulgated under the Exchange Act.

(b) “Company Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of January 22, 2001, by and among the Company, the guarantors party thereto, the lenders described therein, Citibank, N.A., as administrative agent for the lenders, Bank of America, N.A., as documentation agent, Credit Lyonnais New York Branch, as syndication agent, and Salomon Smith Barney Inc., as arranger, as amended, modified, restated or supplemented as of the date hereof.

(c) “Company Disclosure Letter” means a letter dated the date of the Agreement delivered by the Company as a separate document to Parent and Sub concurrently with the execution of the Agreement, which, among other things, shall identify exceptions and qualifications to the Company’s representations and warranties contained in Article 2 and covenants contained in Article 4 by specific section and subsection references.

(d) “Company Material Adverse Effect” means any change or effect that is (after giving effect to any appropriate reserves for such matter on the financial statements included in the Company SEC Documents) materially adverse to, or could be reasonably expected to have a material adverse effect on, the business, results of operations, assets, liabilities or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, or any event, matter, condition or effect which precludes the consummation of the transactions contemplated hereby; provided, however, that in determining whether there has been a Company Material Adverse Effect, any adverse effect resulting primarily from the following shall be disregarded: (i) changes in general economic or business conditions; (ii) conditions (including changes in economic, financial market, regulatory or political conditions) affecting generally the leisure travel business; (iii) the taking of any action required by this Agreement; (iv) the announcement or pendency of the Merger or any of the other transactions contemplated hereby; (v) the breach by Parent or Sub of this Agreement; (vi) any change in the market price or trading volume of the Company Common Stock; (vii) any charge incurred by the Company relating to the impairment of its goodwill that is caused by a decrease in the market price of the Parent Common Stock; and (viii) write-down of the Company’s recorded goodwill for Mountain Resorts Division related to the annual impairment reviews of all recorded goodwill pursuant to Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets.”

(e) “Company Note Purchase and Guarantee Agreement” means that certain Note Purchase and Guarantee Agreement, dated June 1, 1999, by and among the Company, the guarantors party thereto, and each of the note purchasers set forth and described therein, as amended, modified, restated or supplemented as of the date hereof.

(f) “Company Senior Notes” means the notes issued and outstanding under the Company Note Purchase and Guarantee Agreement.

(g) “control” (including the terms “controlling,” “controlled by” and “under common control with” or correlative terms) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities or as trustee or executor, by contract or credit arrangement, or otherwise

(h) “Exchange” means the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market or other national or international securities exchange on which the Parent Common Stock is listed for public trading.

(i) “group” has the meaning ascribed to such term under Rule 13d-5(b)(1) under the Exchange Act.

(j) “Parent Disclosure Letter” means a letter dated the date of the Agreement delivered by the Parent and Sub to the Company concurrently with the execution of the Agreement, which, among other things, shall identify exceptions to Parent’s representations and warranties contained in Article 3 and covenants contained in Article 6 by specific section and subsection references.

(k) “Parent Material Adverse Effect” means any change or effect that is (after giving effect to any appropriate reserves for such matter on the financial statements included in Parent SEC Documents) materially adverse to, or could be reasonably expected to have a material adverse effect on, the business, results of operations, assets, liabilities or condition (financial or otherwise) of Parent and its subsidiaries, taken as a whole, or any event, matter, condition or effect which precludes the consummation of the transactions contemplated hereby; provided, however, that in determining whether there has been a Parent Material Adverse Effect, any adverse effect resulting primarily from the following shall be disregarded: (i) changes in general economic or business conditions; (ii) conditions (including changes in economic, financial market, regulatory or political conditions) affecting generally the leisure travel business; (iii) the taking of any action permitted or required by this Agreement; (iv) the announcement or pendency of the Merger or any of the other transactions contemplated hereby; (v) the breach by the Company of this Agreement; (vi) any change in the market price or trading volume of the Parent Common Stock; and (vii) any change arising from or related to the restatement of Parent’s financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2002.

(l) “person” means a natural person, company, corporation, partnership, association, trust or any unincorporated organization.

(m) “subsidiary” means, when used with reference to a person means any corporation or other business entity of which such person directly or indirectly owns (i) the majority of the outstanding voting securities or (ii) voting securities or equity interests which give such person the power to elect a majority of the board of directors or similar governing body of such entity.

      SECTION 8.12     Parent Responsible for Performance by Sub. Parent shall cause Sub to perform all covenants and other agreements made and/or to be performed by Sub pursuant to this Agreement and Parent shall be fully liable for any breach of this Agreement by Sub, whether a breach of covenant or other agreement or otherwise, as if Parent were the primary obligor therefor.

      SECTION 8.13     Interpretation.

      (a) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns.

      (b) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

      IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, on the day and year first above written.

GAYLORD ENTERTAINMENT COMPANY

By:	/s/ COLIN V. REED

Name: Colin V. Reed

Title:	CEO

GET MERGER SUB, INC.

By:	/s/ COLIN V. REED

Name: Colin V. Reed

Title:	CEO

RESORTQUEST INTERNATIONAL, INC.

By:	/s/ JAMES S. OLIN

Name: James Olin

Title:	President/ CEO

ANNEX B

August 4, 2003

Board of Directors

Gaylord Entertainment Company
One Gaylord Drive
Nashville, TN 37214

Ladies and Gentlemen:

      Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to Gaylord Entertainment Company (“Gaylord Entertainment”) in connection with the proposed merger of Gaylord Entertainment and ResortQuest International, Inc. (“ResortQuest”) pursuant to the Agreement and Plan of Merger, dated as of August 4, 2003, among Gaylord Entertainment, GET Merger Sub, Inc., a wholly owned subsidiary of Gaylord Entertainment (“Acquisition Sub”), and ResortQuest (the “Merger Agreement”), which provides, among other things, for the merger of Acquisition Sub with and into ResortQuest (the “Transaction”), as a result of which ResortQuest will become a wholly owned subsidiary of Gaylord Entertainment. As set forth more fully in the Merger Agreement, as a result of the Transaction, each share of the Common Stock, par value $.01 per share, of ResortQuest (“ResortQuest Common Stock”) not held directly or indirectly by ResortQuest or Gaylord Entertainment will be converted into the right to receive 0.275 shares (the “Exchange Ratio”) of Common Stock, par value $.01 per share, of Gaylord Entertainment (the “Gaylord Entertainment Common Stock”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

      You have requested Deutsche Bank’s opinion, as investment bankers, as to the fairness, from a financial point of view, to Gaylord Entertainment of the Exchange Ratio.

      In connection with Deutsche Bank’s role as financial advisor to Gaylord Entertainment, and in arriving at its opinion, Deutsche Bank has reviewed certain publicly available financial and other information concerning ResortQuest and Gaylord Entertainment and certain internal analyses and other information furnished to it by ResortQuest and Gaylord Entertainment. Deutsche Bank has also held discussions with members of the senior managements of ResortQuest and Gaylord Entertainment regarding the businesses and prospects of their respective companies and the joint prospects of a combined Gaylord Entertainment. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for ResortQuest Common Stock and Gaylord Entertainment Common Stock, (ii) compared certain financial and stock market information for ResortQuest and Gaylord Entertainment with similar information for certain companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Merger Agreement, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

      Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning ResortQuest or Gaylord Entertainment, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its

Gaylord Entertainment Company
August 4, 2003

opinion, Deutsche Bank has assumed and relied upon the accuracy and completeness of all such information, and Deutsche Bank has not conducted a physical inspection of any of the properties or assets and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities of ResortQuest or Gaylord Entertainment. With respect to the financial forecasts and projections, including the analyses and forecasts of certain cost savings, operating efficiencies, revenue effects and financial synergies expected by Gaylord Entertainment to be achieved as a result of the Transaction (collectively, the “Forecasts and Projections”), made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of ResortQuest or Gaylord Entertainment, as the case may be, as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of the Forecasts and Projections or the assumptions on which they are based. Deutsche Bank’s opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

      For purposes of rendering its opinion, Deutsche Bank has assumed that, in all respects material to its analysis, the representations and warranties of Gaylord Entertainment, Acquisition Sub and ResortQuest contained in the Merger Agreement are true and correct, Gaylord Entertainment, Acquisition Sub and ResortQuest will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of Gaylord Entertainment, Acquisition Sub and ResortQuest to consummate the Transaction will be satisfied without any waiver thereof. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either Gaylord Entertainment or ResortQuest is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Gaylord Entertainment or ResortQuest or materially reduce the contemplated benefits of the Transaction to Gaylord Entertainment. In addition, you have informed Deutsche Bank, and accordingly for purposes of rendering its opinion Deutsche Bank has assumed, that the Transaction will be tax-free to each of Gaylord Entertainment and ResortQuest and their respective stockholders.

      This opinion is addressed to, and for the use and benefit of, the Board of Directors of Gaylord Entertainment and is not a recommendation to the stockholders of Gaylord Entertainment to approve the Transaction and the issuance of shares of Gaylord Entertainment Common Stock in the Transaction. This opinion is limited to the fairness, from a financial point of view, to Gaylord Entertainment of the Exchange Ratio, and Deutsche Bank expresses no opinion as to the merits of the underlying decision by Gaylord Entertainment to engage in the Transaction. Deutsche Bank does not express any opinion as to the price or range of prices at which ResortQuest Common Stock or Gaylord Entertainment Common Stock may trade subsequent to the announcement of the Transaction or as to the price or range of prices at which Gaylord Entertainment Common Stock may trade subsequent to the consummation of the Transaction.

      Deutsche Bank will be paid a fee for its services as financial advisor to Gaylord Entertainment in connection with the Transaction, a substantial portion of which is contingent upon consummation of the Transaction. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Gaylord Entertainment or its affiliates for which it has received compensation. One or more members of the DB Group may provide financing to Gaylord Entertainment in connection with the Transaction, some of which funds may be used to pay off an existing loan made by members of the DB Group. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of

Gaylord Entertainment Company
August 4, 2003

Gaylord Entertainment and ResortQuest for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

      Based upon and subject to the foregoing, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to Gaylord Entertainment.

Very truly yours,

/s/ DEUTSCHE BANK SECURITIES INC.

ANNEX C

August 4, 2003

The Board of Directors

ResortQuest International, Inc.
8955 Highway 98 West
Suite 203
Destin, FL 32550

Members of the Board:

      You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the holders of the common stock of ResortQuest International, Inc. (“ResortQuest”) of the Exchange Ratio (defined below) set forth in an Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among ResortQuest, Gaylord Entertainment Company (“Gaylord”) and GET Merger Sub, Inc., a wholly owned subsidiary of Gaylord (“Merger Sub”). As more fully described in the Merger Agreement, (i) Merger Sub will be merged with and into ResortQuest (the “Merger”) and (ii) each outstanding share of the common stock, par value $0.01 per share, of ResortQuest (“ResortQuest Common Stock”) (other than certain shares specified in the Merger Agreement) will be converted into the right to receive 0.275 of a share (the “Exchange Ratio”) of the common stock, par value $0.01 per share, of Gaylord (“Gaylord Common Stock”).

      In arriving at our opinion, we reviewed a draft dated August 4, 2003 of the Merger Agreement in the form provided to us and held discussions with certain senior officers, directors and other representatives and advisors of ResortQuest and certain senior officers and other representatives and advisors of Gaylord concerning the businesses, operations, financial conditions and prospects of ResortQuest and Gaylord. We examined certain publicly available business and financial information relating to ResortQuest and Gaylord and the industries in which they operate, as well as certain financial forecasts and other information and data relating to ResortQuest and Gaylord that were provided to or otherwise reviewed by or discussed with us by the respective managements of ResortQuest and Gaylord and third party appraisals of certain real estate interests of Gaylord (the “Real Estate Appraisals”). We reviewed the financial terms of the Merger, as set forth in the draft of the Merger Agreement provided to us, in relation to, among other things: current and historical market prices and trading volumes of ResortQuest Common Stock and Gaylord Common Stock; the historical and projected earnings and other operating data of ResortQuest and Gaylord; and the historical and projected capitalization and financial condition of ResortQuest and Gaylord; and the capital resources available to and the liquidity requirements of ResortQuest and Gaylord. We considered, to the extent publicly available, the financial terms of certain other transactions effected or proposed which we considered relevant to our analysis and analyzed certain industry, financial, stock market, economic and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of ResortQuest and Gaylord. We also evaluated certain pro forma financial effects of the Merger on Gaylord. In connection with our engagement and at the direction of ResortQuest, we were requested to approach, and we held discussions with, selected third parties to solicit indications of interest in the possible acquisition of all or a part of ResortQuest. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and industry, financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

      In rendering our opinion, we have assumed, with your consent, and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us. With respect to financial forecasts

Board of Directors
ResortQuest International, Inc.
August 4, 2003

and other information and data relating to ResortQuest and Gaylord provided to or otherwise reviewed by or discussed with us, we have been advised by the respective managements of ResortQuest and Gaylord, and have further assumed with your consent, that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of ResortQuest and Gaylord as to the future financial performance of ResortQuest and Gaylord, the potential strategic implications and operational benefits (including the amount, timing and achievability thereof) anticipated to result from the Merger and the other matters covered thereby. In particular, we have assumed, with your consent, that Gaylord will obtain additional debt financing (“Financing”) at the times, in the amounts and on the terms contemplated by respective managements of Gaylord and ResortQuest, as discussed with us. We have assumed, with your consent, that the Merger will be consummated in compliance with all applicable laws and in accordance with the terms of the Merger Agreement, without waiver, modification or amendment of any term, right, condition or agreement in any manner material to our analysis and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would be in any manner material to our analysis or otherwise have an adverse effect on ResortQuest or Gaylord or the contemplated benefits of the Merger. Representatives of ResortQuest have advised us, and we further have assumed with your consent, that the final terms of the Merger Agreement will not vary from those set forth in the draft reviewed by us in any manner material to our analysis. We have assumed, with your consent, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. The respective managements of ResortQuest and Gaylord have advised us that the Securities and Exchange Commission (the “SEC”) is conducting an investigation into the financial reporting of Gaylord, and that they believe the investigation will not have a material effect on Gaylord or the Merger. We have assumed, with your consent, that the existence and outcome of the SEC investigation will not have a material adverse effect on Gaylord or the Merger or otherwise have a material effect on our analysis. Our opinion, as set forth herein, relates to the relative values of ResortQuest and Gaylord. We are not expressing any opinion as to what the value of the Gaylord Common Stock actually will be when issued pursuant to the Merger or the price at which the Gaylord Common Stock will trade at any time. Our opinion does not imply any conclusion as to the likely trading range for ResortQuest Common Stock or Gaylord Common Stock following the announcement of the Merger, which range may vary depending upon, among other factors, changes in interest rates, dividend rates, market conditions, general economic conditions and other factors that generally influence the price of securities. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of ResortQuest or Gaylord (other than the Real Estate Appraisals) nor have we made any physical inspection of the properties or assets of ResortQuest or Gaylord or evaluated the solvency or fair value of ResortQuest or Gaylord under any state or federal laws relating to bankruptcy, insolvency or similar matters. With respect to the Real Estate Appraisals, we have been advised by the management of Gaylord that such Real Estate Appraisals were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Gaylord and the preparers thereof as to the matters covered thereby. In addition, we have assumed with your consent, that there are no material undisclosed liabilities of Gaylord for which adequate reserves or other provisions have not been made. We express no view as to, and our opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for ResortQuest or the effect of any other transaction in which ResortQuest might engage. Our opinion is necessarily based upon information available to us, and industry, financial, stock market, economic and other conditions and circumstances existing, as of the date hereof.

      Citigroup Global Markets Inc. has acted as financial advisor to ResortQuest in connection with the proposed Merger and will receive a fee for such services, a significant portion of which is contingent upon

Board of Directors
ResortQuest International, Inc.
August 4, 2003

the consummation of the Merger. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided, and currently provide, investment banking and other services to ResortQuest and their respective affiliates unrelated to the proposed Merger, for which services we and such affiliates have received and expect to receive compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of ResortQuest and Gaylord and their respective affiliates for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain other relationships with ResortQuest, Gaylord and their respective affiliates.

      Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of ResortQuest in its evaluation of the proposed Merger, and our opinion is not intended to be and does not constitute a recommendation of the Merger to ResortQuest or its stockholders, nor does it constitute a recommendation to any stockholder as to how such stockholder should vote or act on any matters relating to the proposed Merger.

      Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of ResortQuest Common Stock.

Very truly yours,

/s/ CITIGROUP GLOBAL MARKETS INC.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

      Delaware law permits a corporation to indemnify officers and directors for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the corporation’s best interests, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful.

      Pursuant to authority conferred by Delaware law, Gaylord’s certificate of incorporation contains a provision providing that no Gaylord director shall be liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under Delaware law as then in effect or as it may be amended. This provision is intended to eliminate the risk that a director might incur personal liability to Gaylord or its stockholders for breach of the duty of care.

      Gaylord’s certificate of incorporation and bylaws contain provisions requiring Gaylord to indemnify and advance expenses to, its directors and officers to the fullest extent permitted by law. Among other things, these provisions generally provide indemnification for Gaylord’s officers and directors against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advance and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding if the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Gaylord, and in certain cases only if the director or officer is not adjudged to be liable to Gaylord.

      Gaylord maintains insurance on behalf of any person who is or was a director or officer of Gaylord, or is now or was serving at the request of Gaylord as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not Gaylord would have the power or the obligation to indemnify him against such liability under the provisions of the bylaws. Gaylord has also entered into indemnification agreements with its directors that will require Gaylord, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors.

Item 21.	Exhibits and Financial Statement Schedules

      (a) The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of August 4, 2003, among Gaylord Entertainment Company, GET Merger Sub, Inc. and ResortQuest International, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant’s Form 8-K filed with the SEC on August 5, 2003).
2.2	Stock Voting Agreement, dated as of August 4, 2003, by and among ResortQuest International, Inc. and Edward L. Gaylord Revocable Trust, E.K. Gaylord II, Christine Gaylord Everest, Martin C. Dickinson, Michael D. Rose and Colin V. Reed (incorporated herein by reference to Exhibit 99.2 to the Registrant’s Form 8-K filed with the SEC on August 5, 2003).
2.3	Stock Voting Agreement, dated as of August 4, 2003, by and among Gaylord Entertainment Company and Joseph V. Vittoria, James S. Olin, William W. Abbott, Jr., Elan J. Blutinger, Michael P. Castellano, David C. Sullivan and Theodore L. Weise (incorporated by reference to Exhibit 99.2 to ResortQuest’s Form 8-K filed with the SEC on August 5, 2003).
2.4	Subordinated Loan and Reimbursement Agreement, dated September 8, 2003, by and between ResortQuest International, Inc. and Gaylord Entertainment Company (incorporated by reference to Exhibit 99.1 to ResortQuest’s Form 8-K filed with the SEC on September 10, 2003).

Exhibit No.	Description

3.1	Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3 to the Registrant’s Current Report on Form 8-K dated October 7, 1997 (File No. 1-13079)).
3.2	Amendment to Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).
3.3	Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form 10, as amended (File No. 1-13079)).
4.1	Specimen of Common Stock certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 10, as amended (File No. 1-13079)).
4.2	Reference is made to exhibits 3.1, 3.2 and 3.3 hereof.
5.1	Opinion of Bass, Berry & Sims PLC regarding the legality of the securities being registered
8.1	Opinion of Akin Gump Strauss Hauer & Feld LLP regarding tax matters
23.1	Consent of Ernst & Young LLP (for Gaylord)
23.2	Consent of Deloitte & Touche LLP (for ResortQuest)
23.3	Consent of Bass, Berry & Sims PLC (included in the opinion filed as Exhibit 5.1 to this Registration Statement)
23.4	Consent of Akin Gump Strauss Hauer & Feld LLP (included in the opinion filed as Exhibit 8.1 to this Registration Statement)
99.1	Form of Gaylord Proxy Card
99.2	Form of ResortQuest Proxy Card
99.3	Consent of Deutsche Bank Securities Inc.*
99.4	Consent of Citigroup Global Markets Inc.*

* previously filed

Item 22. Undertakings.

      The undersigned registrant hereby undertakes:

(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) To respond to requests for information that is incorporated by reference into the joint proxy statement/ prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(5) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on the 8th day of October, 2003.

GAYLORD ENTERTAINMENT COMPANY

By:	/s/ COLIN V. REED

Colin V. Reed
President and Chief Executive Officer

October 8, 2003

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Michael D. Rose	Chairman of the Board	October 8, 2003

* Martin C. Dickinson	Director	October 8, 2003

* Christine Gaylord Everest	Director	October 8, 2003

* E. K. Gaylord II	Director	October 8, 2003

* Robert P. Bowen	Director	October 8, 2003

* Laurence S. Geller	Director	October 8, 2003

* E. Gordon Gee	Director	October 8, 2003

* Ralph Horn	Director	October 8, 2003

* Colin V. Reed	Director, President and Chief Executive Officer (Principal Executive Officer)	October 8, 2003

Signature		Title	Date

* David C. Kloeppel		Executive Vice President and Chief Financial Officer (Principal Financial Officer)	October 8, 2003

* Becky Mumma		Vice President and Corporate Controller (Principal Accounting Officer)	October 8, 2003

*By:	/s/ COLIN V. REED Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of August 4, 2003, among Gaylord Entertainment Company, GET Merger Sub, Inc. and ResortQuest International, Inc. (incorporated by reference to Exhibit 2.1 to the Registrant’s Form 8-K filed with the SEC on August 5, 2003).
2.2	Stock Voting Agreement, dated as of August 4, 2003, by and among ResortQuest International, Inc. and Edward L. Gaylord Revocable Trust, E.K. Gaylord II, Christine Gaylord Everest, Martin C. Dickinson, Michael D. Rose and Colin V. Reed (incorporated herein by reference to Exhibit 99.2 to the Registrant’s Form 8-K filed with the SEC on August 5, 2003).
2.3	Stock Voting Agreement, dated as of August 4, 2003, by and among Gaylord Entertainment Company and Joseph V. Vittoria, James S. Olin, William W. Abbott, Jr., Elan J. Blutinger, Michael P. Castellano, David C. Sullivan and Theodore L. Weise (incorporated by reference to Exhibit 99.2 to ResortQuest’s Form 8-K filed with the SEC on August 5, 2003).
2.4	Subordinated Loan and Reimbursement Agreement, dated September 8, 2003, by and between ResortQuest International, Inc. and Gaylord Entertainment Company (incorporated by reference to Exhibit 99.1 to ResortQuest’s Form 8-K filed with the SEC on September 10, 2003).
3.1	Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3 to the Registrant’s Current Report on Form 8-K dated October 7, 1997 (File No. 1-13079)).
3.2	Amendment to Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.2 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).
3.3	Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form 10, as amended (File No. 1-13079)).
4.1	Specimen of Common Stock certificate (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 10, as amended (File No. 1-13079)).
4.2	Reference is made to exhibits 3.1, 3.2 and 3.3 hereof.
5.1	Opinion of Bass, Berry & Sims PLC regarding the legality of the securities being registered
8.1	Opinion of Akin Gump Strauss Hauer & Feld LLP regarding tax matters
23.1	Consent of Ernst & Young LLP (for Gaylord)
23.2	Consent of Deloitte & Touche LLP (for ResortQuest)
23.3	Consent of Bass, Berry & Sims PLC (included in the opinion filed as Exhibit 5.1 to this Registration Statement)
23.4	Consent of Akin Gump Strauss Hauer & Feld (included in the opinion filed as Exhibit 8.1 to this Registration Statement)
99.1	Form of Gaylord Proxy Card
99.2	Form of ResortQuest Proxy Card
99.3	Consent of Deutsche Bank Securities Inc.*
99.4	Consent of Citigroup Global Markets Inc.*

* previously filed